As filed with the Securities and Exchange Commission on July 25, 2011

Registration No. 333-172237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

INLAND WESTERN RETAIL

REAL ESTATE TRUST, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Steven P. Grimes

Chief Executive Officer

Inland Western Retail Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gilbert G. Menna Daniel P. Adams Goodwin Procter LLP Exchange Place, 53 State Street Boston, MA 02109 (617) 570-1000	Dennis K. Holland General Counsel and Secretary Inland Western Retail Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000	David W. Bonser David P. Slotkin Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 25, 2011

PROSPECTUS

                 Shares

Class A Common Stock

Inland Western Retail Real Estate Trust, Inc. is a fully integrated, self administered and self-managed real estate company that owns and operates high quality, strategically located shopping centers across 35 states. We are one of the largest owners and operators of shopping centers in the United States.

We are offering                  shares of our Class A Common Stock as described in this prospectus. All of the shares of Class A Common Stock offered by this prospectus are being sold by us. We currently expect the public offering price to be between $         and $         per share. We have applied to have our Class A Common Stock listed on the New York Stock Exchange, or the NYSE, under the symbol “IWST”. Currently, our Class A Common Stock is not traded on a national securities exchange, and this will be our first listed public offering.

We are a Maryland corporation, and we have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Shares of our Class A Common Stock are subject to ownership limitations that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our Class A Common Stock, including, subject to certain exceptions, a 9.8% ownership limit of common stock by value or number of shares, whichever is more restrictive. See “Description of Capital Stock—Restrictions on Ownership and Transfer” beginning on page 148 of this prospectus.

Investing in our Class A Common Stock involves risk. See “Risk Factors” beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the option to purchase an additional                  shares of our Class A Common Stock on the same terms and conditions set forth above within 30 days after the date of this prospectus solely to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A Common Stock on or about                     , 2011.

J.P. Morgan	Citi	Deutsche Bank Securities	KeyBanc Capital Markets

The date of this prospectus is                     , 2011.

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER]

i

You should rely only upon the information contained in this prospectus, or in any free writing prospectus prepared by us or information to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates. We will update this prospectus as required by law.

We use market data throughout this prospectus. We have obtained the information under “Prospectus Summary—Industry Overview” and “Industry Overview” from the market study prepared for us by Rosen Consulting Group, or Rosen, a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on Rosen’s authority as an expert in such matters. See “Experts.” In addition, we have obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

On February 24, 2011, our shareholders approved an amendment and restatement of our charter that is intended to facilitate the listing of our Class A Common Stock on the NYSE. The amendment and restatement of our charter will become effective upon the filing of the amendment and restatement of our charter with the Maryland State Department of Assessments and Taxation. We expect to file the proposed amendment and restatement of our charter prior to the completion of this offering. Unless otherwise indicated, the information contained in this prospectus assumes that the amendment and restatement of our charter has become effective.

Recapitalization

Prior to the completion of this offering, we intend to declare a stock dividend pursuant to which each then outstanding share of our common stock will receive:

•	one share of our Class B-1 Common Stock; plus

•	one share of our Class B-2 Common Stock; plus

•	one share of our Class B-3 Common Stock.

In connection with this stock dividend, we intend to redesignate our then outstanding common stock as “Class A Common Stock.” Prior to the declaration of the stock dividend, we intend to effectuate a                      to one reverse stock split of our common stock outstanding.

In this prospectus, we refer to these transactions as the “Recapitalization,” we refer to Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock collectively as our “Class B Common Stock,” and we refer to Class A and Class B Common Stock collectively as our “common stock.” We are offering our Class A Common Stock in this offering, and we intend to list our Class A Common Stock on the NYSE. Our Class B Common Stock will be identical to our Class A Common Stock except that (i) we do not intend to list our Class B Common Stock on a national securities exchange and (ii) shares of our Class B Common Stock will convert automatically into shares of our Class A Common Stock at specified times. Subject to the provisions of our charter, shares of our Class B-1, Class B-2 and Class B-3 Common Stock will convert automatically into shares of our Class A Common Stock      months following the Listing,      months following the Listing and      months following the Listing, respectively. On the      month anniversary of the listing of our Class A Common Stock on the NYSE (the “Listing”), all shares of our Class B Common Stock will have converted into our Class A Common Stock. The terms of our Class A and Class B Common Stock are described more fully under “Description of Capital Stock” in this prospectus.

The Recapitalization also will have the effect of reducing the total number of outstanding shares of our common stock. As of July 18, 2011, without giving effect to the Recapitalization, we had approximately 482.2 million shares of common stock outstanding. As of July 18, 2011, after giving effect to the Recapitalization, we would have had an aggregate of approximately              shares of our Class A and Class B Common Stock outstanding, divided equally among our Class A, Class B-1, Class B-2 and Class B-3 Common Stock.

The Recapitalization will be effected prior to the completion of this offering. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the Recapitalization. Unless otherwise indicated, share and per share amounts have not been adjusted to give effect to any exercise by the underwriters of their option to purchase up to                  shares of our Class A Common Stock solely to cover overallotments, if any.

In this prospectus:

•

“annualized base rent” as of a specified date means monthly base rent as of the specified date, before abatements, under leases which have commenced as of the specified date multiplied by 12. Annualized base rent (i) does not include tenant reimbursements or expenses borne by the tenants in triple net or modified gross leases, such as the expenses for real estate taxes and insurance and common area and other operating expenses, (ii) does not reflect amounts due per percentage rent lease terms, where applicable, and (iii) is calculated on a cash basis and differs from how we calculate rent in accordance with generally accepted accounting principles in the United States of America, or GAAP, for purposes of our financial statements;

•

“community center” means a shopping center that we believe meets the International Council of Shopping Centers’s, or ICSC’s, definition of community center. ICSC, generally, defines a community center as a shopping center similar to a neighborhood center, defined below, but which offers a wider range of apparel and other soft goods than a neighborhood center. Community centers are usually configured as a strip, or may be laid out in an L or U shape, and are commonly anchored by supermarkets, super drugstores and discount department stores;

•

“lifestyle center” means a shopping center that we believe meets ICSC’s definition of lifestyle center. ICSC, generally, defines a lifestyle center as a shopping center that is most often located near affluent residential neighborhoods and caters to the retail needs and “lifestyle” pursuits of consumers in its trading area. Lifestyle centers typically have open-air configurations, include at least 50,000 square feet of retail space occupied by upscale national chain specialty stores and include other elements serving its role as a multi-purpose leisure-time destination, such as restaurants and entertainment;

•

“neighborhood center” means a shopping center that we believe meets ICSC’s definition of neighborhood center. ICSC, generally, defines a neighborhood center as a shopping center designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood, which is usually configured as a straight-line strip with parking in the front and no enclosed walkway or mall area. Neighborhood centers are frequently anchored by a grocer or drug store and supported by stores offering drugs, sundries, snacks and personal services;

•

“power center” means a shopping center that we believe meets ICSC’s definition of power center. ICSC, generally, defines a power center as a shopping center dominated by several large anchors, including discount department stores, off-price stores, warehouse clubs, or “category killers,” i.e., stores that offer tremendous selection in a particular merchandise category at low prices. Power centers typically consist of several anchors, some of which may be freestanding (unconnected) and only a minimum amount of small specialty tenants; and

•

“shadow anchors” means one or more retailers situated on parcels that are owned by unrelated third parties but, due to their location within or immediately adjacent to our shopping center, to the consumer appear as another retail tenant of the shopping center and, as a result, attract additional customer traffic to the center.

Unless otherwise indicated, references in this prospectus to our properties or portfolio include information with respect to properties held by us on a consolidated basis as of March 31, 2011.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our Class A Common Stock. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms “our company,” “we,” “us” and “our” refer to Inland Western Retail Real Estate Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries. Unless otherwise indicated, the information contained in this prospectus assumes that the Class A Common Stock to be sold in the offering is sold at $         per share, the midpoint of the pricing range set forth on the cover page of this prospectus, and that the underwriters do not exercise their option to purchase up to an additional                  shares solely to cover overallotments, if any. Unless otherwise indicated, all property information contained in this prospectus is for our retail operating properties as of March 31, 2011 excluding seasonal leases.

Company Overview

We are one of the largest owners and operators of shopping centers in the United States. As of March 31, 2011, our retail operating portfolio consisted of 264 properties with 35.5 million square feet of gross leasable area, or GLA. Our retail operating portfolio is geographically diversified across 35 states and includes power centers, community centers, neighborhood centers and lifestyle centers, as well as single-user retail properties. Our retail properties are primarily located in strong retail districts within densely populated areas in highly visible locations with convenient access to interstates and major thoroughfares. Our retail properties have a weighted average age, based on annualized base rent, of only approximately 10.0 years since the initial construction or most recent major renovation. As of March 31, 2011, our retail operating portfolio was 88.5% leased, including leases signed but not commenced. In addition to our retail operating portfolio, as of March 31, 2011, we also held interests in 18 other operating properties, including 12 office properties and six industrial properties, 19 retail operating properties held by three unconsolidated joint ventures and eight retail properties under development.

Our shopping centers are primarily anchored or shadow anchored by strong national and regional grocers, discount retailers and other retailers that provide basic household goods or clothing, including Target, TJX Companies, PetSmart, Best Buy, Bed Bath & Beyond, Home Depot, Kohl’s, Wal-Mart, Publix and Lowe’s. As of March 31, 2011, over 90% of our shopping centers, based on GLA, were anchored or shadow anchored by a grocer, discount department store, wholesale club or retailers that sell basic household goods or clothing. Overall, we have a broad and highly diversified retail tenant base that includes approximately 1,600 tenants with no one tenant representing more than 3.3% of the total annualized base rent generated from our retail operating properties, or our retail annualized base rent.

We are a client-focused organization, maintaining very active relationships with our key tenants. We have 19 property management offices strategically located across the country and over 180 employees primarily dedicated to our leasing, asset management and property management activities. Our senior management team applies a hands-on approach to leasing our portfolio and is supported by over 80 property managers and senior leasing agents who have an average of 15 years of experience in the industry. We believe that the size and scale of our property management and leasing organization, the breadth of our tenant relationships and the scale of our retail portfolio provides us with a competitive advantage in dealing with national and large regional grocers and retailers. Through the efforts of our leasing team since the beginning of 2009, we have renewed over 70% of our expiring leases based on GLA at aggregate base rental rates that reflected comparatively small decreases from the base rental rates of the expiring leases and have signed 409 new leases for 3.3 million square feet of GLA, representing 9.4% of the total GLA in our retail operating portfolio.

Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of shopping centers through the following competitive strengths:

Large, Diversified, High Quality Retail Portfolio

We own a national portfolio of high quality retail properties that is well diversified both geographically and by property type. We have retail operating properties in 35 states with no one metropolitan statistical area, or MSA, accounting for more than 5.3% of our retail annualized base rent, other than the Dallas-Fort Worth-Arlington area, which accounts for 14.1% of our retail annualized base rent. Our retail operating portfolio is also well diversified by type, including 65 power centers with 16.1 million square feet of GLA, 60 community centers with 9.1 million square feet of GLA, 43 neighborhood centers with 3.3 million square feet of GLA and seven lifestyle shopping centers with 3.3 million square feet of GLA, as well as 89 single-user retail properties with 3.7 million square feet of GLA. We believe the size and scale of our retail portfolio gives us an advantage in working with national and large regional grocers and retailers, as we offer many potential locations within a selected area from which to choose and can address multiple needs for space in different geographic areas for tenants with multiple locations.

Our shopping centers are well located within strong retail districts in densely populated areas. They have high quality anchors and shadow anchors that consistently drive traffic to our centers and make them more attractive to other potential tenants. Consistent with our entire retail operating portfolio, our shopping centers are also generally recently constructed, which makes them more appealing to shoppers and potential tenants and reduces redevelopment and renovation costs. As of March 31, 2011, 66.9% of our shopping centers, based on annualized base rent, were located in the 50 largest MSAs. These shopping centers are positioned in highly attractive markets with favorable demographics, including a weighted average population of 92,432, expected population growth of 7.3% per year and household income of approximately $80,911 within a three-mile radius, based on information derived and interpreted by us as a result of our own analysis from data provided by The Nielsen Company. We believe our shopping centers located in markets outside of the 50 largest MSAs are among the most attractive shopping centers in each of the markets in which they are located based on location, age and overall quality. As of March 31, 2011, approximately 91.4% of these shopping centers, based on annualized base rent, are anchored or shadow anchored by either Best Buy (15 locations), Target (12 locations), Home Depot (nine locations), Kohl’s (nine locations), Wal-Mart (seven locations), Lowe’s (five locations), or a national or regional grocer, such as Publix (six locations), Stop & Shop (three locations), Kroger (three locations) and Giant Foods (two locations).

Diversified Base of Value-Oriented Retail Tenants

Our retail portfolio has a broad and highly diversified tenant base that primarily consists of grocers, drug stores, discount retailers and other retailers that provide basic household goods or services. As of March 31, 2011, our total retail tenant base included approximately 1,600 tenants with over 3,200 leases at our retail properties, and our largest shopping center tenants include Best Buy, TJX Companies, Stop & Shop, Bed Bath & Beyond, Home Depot, PetSmart, Ross Dress for Less, Kohl’s, Wal-Mart and Publix. As of March 31, 2011, no single retail tenant represented more than 3.3% of our retail annualized base rent, and our top 20 retail tenants, with 403 locations across our portfolio, represented an aggregate of 35.7% of our retail annualized base rent. Additionally, the financial strength of our tenants enhances the quality of our retail portfolio, as seven of our top ten retail tenants have investment grade credit ratings. We believe that maintaining a diversified tenant base with a value-oriented focus limits the impact of economic cycles and our exposure to any single tenant.

We generally have long-term leases with our tenants. As of March 31, 2011, the weighted average lease term of our existing retail leases, based on annualized base rent, was 6.4 years, with leases constituting less than 23.9% of our retail annualized base rent expiring before 2014. We believe the limited near-term expirations of our existing retail leases will allow us to more aggressively pursue leasing of space that is currently vacant and provide for more stable cash flows from operations.

Demonstrated Leasing and Property Management Platform

We believe that our national leasing platform overseen by our focused executive team dedicated to leasing provides us with a distinct competitive advantage. Our executive team applies a hands-on approach and capitalizes upon a network of relationships to aggressively lease-up vacant space, maintain high tenant retention rates and creatively address the needs of our retail properties. Since the beginning of 2009, we have demonstrated our leasing capabilities through our success in addressing 3.2 million square feet of vacant space in our portfolio created by the bankruptcies of Mervyns, Linens ‘n Things and Circuit City in 2008. Primarily as a result of these vacancies, the percentage of our retail operating portfolio that was leased decreased from 96.8% as of December 31, 2007. However, as a result of our strong leasing platform, as of March 31, 2011, we have been able to lease approximately 1.7 million square feet of this vacant space, primarily to existing tenants, and in total we have leased, sold or are in negotiations for 2.7 million square feet, or 83.5%, of the 3.2 million square feet of GLA that was vacated as a result of these bankruptcies.

As a large, national owner of retail properties, we believe that we offer national and large regional grocers and retailers a greater level of service and credibility with respect to property management than our smaller competitors. We believe that tenants value our commitment to consistently maintain the high standards of our retail properties through our in-house handling of property management and day-to-day operational functions, which has translated into tenant retention rates in excess of 70%, based on expiring GLA, since the beginning of 2009.

Capital Structure Positioned for Growth

Upon completion of this offering, our aggregate indebtedness will consist primarily of fixed rate debt, which will have staggered maturities and a weighted average maturity of approximately      years based on balances as of March 31, 2011, as adjusted for our recently amended and restated credit agreement and the completion of this offering and the application of proceeds from both. We also will have a conservative leverage structure with less than $         million of debt maturing in any one year, a weighted average interest rate of     % per annum and $             million of availability under our $435.0 million senior secured line of credit. Overall, we believe our capital structure will provide us with significant financial flexibility to fund future growth.

Experienced Management Team with a Proven Track Record

Our senior management team has on average over 23 years of real estate industry experience through several real estate, credit and retail cycles. They have worked together for the past five years and have proven themselves by successfully managing our large, geographically diverse portfolio through the severe economic recession that began in December 2007. Since the beginning of 2009, without accessing the public equity markets, we refinanced or repaid $2.7 billion of indebtedness, greater than 50% of our total indebtedness at the beginning of 2009, in severely constrained credit markets and in the process reduced our total indebtedness by over $930 million. Our senior management team also has significant transactional experience, having acquired, disposed of, contributed to joint ventures and developed billions of dollars of real estate throughout their careers. We believe that our senior management team’s property management, leasing and operating expertise, combined with their acquisition and financing experience, provide us with a distinct competitive advantage.

Business and Growth Strategies

Our primary objective is to provide attractive risk-adjusted returns for our shareholders by increasing our cash flow from operations and realizing long-term growth strategies. The strategies we intend to execute to achieve this objective include:

Maximize Cash Flow Through Internal Growth

We believe that we will be able to generate cash flow growth through the leasing of vacant space in our retail operating portfolio. As of March 31, 2011, our retail operating portfolio was 88.5% leased, including leases signed but not commenced, and had 4.1 million square feet of available space, including a significant amount of space that was previously occupied by big box anchor and junior anchor tenants. As of March 31, 2011, we had approximately 718,000 square feet of GLA of signed leases that had not commenced, representing a total of approximately $6.2 million of annualized base rent that will increase our future cash flows. We believe the leasing of our vacant space provides a significant growth opportunity for our shareholders, particularly in light of the expansion plans that have been announced by a number of our largest retail tenants. In addition, as of March 31, 2011, 41.8% of the leases in our retail operating portfolio, based on annualized base rent, contained contractual rent increases, which will increase future cash flows.

Asset Preservation and Appreciation through Creative Transactions

We actively manage our portfolio focusing primarily on leasing opportunities, while also taking into account redevelopment, expansion and remerchandising opportunities. In pursuing these opportunities, we focus on increasing operating income and cash flows, active risk mitigation and tenant retention. Additional value enhancing strategies include cost reductions, long-term capital planning and asset sustainability initiatives. Examples of how we execute these strategies include Azalea Square, where we divided space that was vacated by Linens ‘n Things and re-leased it to two new tenants for an 11.7% increase in total annualized base rent for the space, and Tollgate Marketplace, where we were able to anticipate that an existing grocery store tenant would not renew its lease due to the expected opening of a new Wal-Mart Supercenter in the area and re-lease the vacated space within nine months to Ashley Furniture for more than double the base rent per square foot that the grocer had been paying.

Recycle Capital Through Disposition of Non-Core Assets

We plan to pursue opportunistic dispositions of the non-retail properties and free-standing triple net retail properties in our operating portfolio in order to redeploy capital to continue to build our interest in well located, high quality shopping centers. In addition to our retail operating portfolio, as of March 31, 2011, we held interests in 18 other operating properties, including 12 office properties and six industrial properties, which had a total of 6.7 million square feet of GLA and represent 10.7% of our total operating portfolio based on annualized base rent. We believe that the disposition of these non-retail properties, along with select triple net retail properties, will serve as a source of capital for the growth of our retail portfolio.

As we have in the past, we intend to take advantage of opportunities that may arise to sell assets in our portfolio. Since the end of 2007 through March 31, 2011, we sold 22 properties for an aggregate sales price of $736.3 million, including $466.3 million of debt that was assumed, forgiven or repaid. During this time, we reduced the GLA of our non-retail properties and single-user retail properties by 28.3%. We plan to continue to pursue strategic dispositions to continue to focus our portfolio on well located, high quality shopping centers.

Pursue Acquisitions of High Quality Retail Properties

We intend to pursue disciplined and targeted acquisitions of retail properties that meet our retail property and market selection criteria and will further our strategy of focusing on well located, high quality shopping centers. Utilizing our senior management team’s expertise, we intend to opportunistically acquire retail properties based on identified market and property characteristics, including: property classification, anchor tenant type, lease terms, geographic markets and demographics. We believe that the high level of diversification of our tenant base limits our exposure to any single tenant and allows us to take advantage of growth opportunities through the expansion of our existing relationships without significantly increasing our exposure to any single tenant. We believe that over the next several years the continued impact of the recent disruption in the real estate market will create opportunities to acquire retail properties that meet our investment criteria from owners facing operational and financial stress. Based on our operational expertise and capital resources, we believe that we are well positioned to take advantage of opportunities to acquire retail properties. We plan to pursue acquisitions directly and through joint ventures.

Pursue Strategic Joint Ventures to Leverage Management Platform

We intend to leverage our leasing and property management platform through the strategic formation, capitalization and management of joint ventures. In the past, we have partnered with strong institutional capital providers to supplement our capital base in a manner accretive to our shareholders. For example, in September 2010, we formed a joint venture with a wholly-owned affiliate of RioCan Real Estate Investment Trust, Canada’s largest REIT, or RioCan, and agreed to contribute eight shopping centers located in Texas to the joint venture. Based on our operational expertise in the retail real estate space, we believe that we are well positioned to continue to strategically pursue additional joint ventures with high quality capital partners. Additionally, from time to time, we may form partnerships with regional developers that allow us to maximize returns on completed developments and access strategic local markets.

Maintain Our Development Activity at Sustainable Levels

We entered into joint venture arrangements with certain developers prior to the recession. Since our inception, we have invested $183.0 million of equity into nine development joint ventures. As of March 31, 2011, we had approximately 2.0 million square feet of GLA of retail space under development, including space developed for shadow anchors, through five consolidated development joint ventures and one unconsolidated development joint venture, of which 1.4 million square feet had already been constructed. Approximately 79.9% of the GLA of these retail development properties that has been constructed was leased as of March 31, 2011, representing $5.7 million of annualized base rent. As of March 31, 2011, we did not have any significant active construction ongoing at our development properties, and, currently, we only intend to develop the remaining estimated total GLA to the extent that we have pre-leased the space to be developed. We expect to stabilize these properties between 2013 and 2014, which will provide further opportunities for growth. We currently do not have plans for any new developments. It remains our philosophy to only develop what we intend to own on a long term basis and we intend to resume development when such opportunities become attractive.

Our Properties

The following table sets forth summary information regarding our operating portfolio as of March 31, 2011. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

Property Type/Region	Number of Properties	GLA	Percent of Total GLA(1)	Percent Leased(2)	ABR(3)	Percent of ABR(1)	ABR Per Leased Sq. Ft.(4)
Consolidated:
Retail:
Northeast	72	8,739	24.6%	91.9%	$117,771	27.3%	$14.67
Texas	49	7,560	21.3%	85.9%	99,726	23.1%	15.36
West	49	7,293	20.6%	74.9%	80,312	18.6%	14.71
Southeast	57	6,594	18.5%	91.9%	71,967	16.7%	11.88
Midwest	37	5,305	15.0%	88.0%	61,934	14.3%	13.26

Total—Retail(5)	264	35,491	100.0%	86.5%	$431,710	100.0%	$14.06

Total—Retail including leases signed but not commenced(6)	264	35,491		88.5%	$437,874		$14.26

Office	12	3,335		96.5%	$38,963		$12.11
Industrial	6	3,390		100.0%	13,020		3.84

Total—Other	18	6,725		98.3%	$51,983		$7.87

Total—Consolidated Operating Portfolio	282	42,216		88.4%	$483,693		$12.96

Total—Unconsolidated Operating Portfolio(7)	19	2,702		92.9%	$37,288		$14.86

(1)	Percentages are only provided for our retail operating portfolio.
(2)	Except as otherwise noted, based on leases commenced as of March 31, 2011, and calculated as leased GLA divided by total GLA.
(3)	Excludes $5.7 million of annualized base rent from our consolidated development properties. Rental abatements for leases commenced as of March 31, 2011, which are excluded, were $0.5 million for our retail operating portfolio for the 12 months ending March 31, 2012. Annualized base rent does not reflect scheduled lease expirations for the 12 months ending March 31, 2012. The portion of the annualized base rent of our consolidated operating portfolio attributable to leases scheduled to expire during the 12 months ending March 31, 2012, including month-to-month leases, is approximately $35.6 million.
(4)	Represents annualized base rent divided by leased GLA.
(5)	Includes (i) 55 properties with 6.5 million square feet of GLA representing $85.1 million of annualized base rent held in one joint venture in which we have a 77% interest and (ii) a portion of one property with 0.3 million square feet of GLA representing $6.6 million of annualized base rent held in one joint venture in which we have a 95% interest. Regarding the 55 properties held in the joint venture in which we have a 77% interest, we currently anticipate using a portion of the net proceeds from this offering to exercise our option to repurchase the 23% interest held by others. As a result, following this offering we anticipate that we will own 100% of those properties.
(6)	Includes leases signed but not commenced as of March 31, 2011 for approximately 718,000 square feet of GLA representing $6.2 million of annualized base rent as of lease commencement.
(7)	Includes 15 properties with 2.5 million square feet of GLA representing $35.5 million of annualized base rent held in two separate joint ventures in which we have a 20% interest and four properties with 0.2 million square feet of GLA representing $1.8 million of annualized base rent held in one joint venture in which we have a 95.8% interest.

Industry Overview

Since bottoming in December 2009, the economy has evidenced consistent growth. Economic growth, measured by gross domestic product, or GDP, was steady through the first three quarters of 2010, driven by improvement in consumer spending as well as an increase in private investment. Looking forward, Rosen Consulting Group, or Rosen, believes that the pace of the economic recovery that began in 2010 will accelerate in 2011. Accordingly, Rosen expects GDP growth to improve, accelerating from an estimated annual growth rate of 2.2% in 2010 to 2.8% and 3.0% in 2011 and 2012, respectively.

Recent growth in employment and consumer confidence also suggests that the U.S. economy is progressing. Since December 2009, the economy has added more than 1.3 million jobs in the private sector. In addition, consumers at year-end 2010 were much more positive regarding future economic conditions than about their current situations, as evidenced by the consumer confidence index measured by The Conference Board. The expectations component of this index has dramatically increased from its recent low of 27.3 in February 2009 to 71.9 in December 2010. Further, real per capita disposable income growth, a key metric for the retail industry, increased 1.93% year-over-year in the third quarter, after a more modest 0.44% increase in 2009. Rosen expects this upward trend to continue, projecting real per capita disposable income growth to average 2.7% annually between 2011 and 2014, compared with an estimated 1.1% average annual increase between 2007 and 2010.

As employment and income growth accelerate, Rosen expects consumer confidence to increase accordingly, driving stronger retail sales growth. Retail sales continued to recover in 2010, increasing at an average annual rate of 6.6% each month. Although sales growth is unlikely to return to peak rates, Rosen believes that annual retail sales growth (including online sales made by brick and mortar retailers) will average 2.8% during the next four years, bringing total fourth-quarter sales to more than $1 trillion in 2014, an increase of nearly $70 billion from the fourth quarter of 2010. Rosen believes that the recession caused a lasting shift in consumer behavior, providing a boost to value-oriented grocers, discount retailers and other retailers that provide basic household goods or clothing. Therefore, Rosen expects sales at these grocers and retailers to remain strong going forward.

Even as the economy recovered, retail construction activity, as measured by the value of construction put-in-place, remained very low through the first three quarters of 2010 because of the high vacancy rate and a lack of available construction financing. In the third quarter of 2010, the value of put-in-place construction totaled a seasonally adjusted annual rate of $18.2 billion, compared with fourth-quarter averages of $43.7 billion between 2002 and 2008. Rosen forecasts the value of inflation-adjusted, put-in-place construction to fall from $18.0 billion in 2010 to $16.5 billion in 2011, approximately 65% less than the recent peak of $46.8 billion in 2007.

As job growth and higher confidence levels boost consumer demand, Rosen expects retail market conditions to improve beginning in 2011. Rosen forecasts the national retail vacancy rate to fall slowly from 8.8% in 2011 to 8.0% in 2014. As demand rebounds, tenant competition for existing space is expected to increase because of the limited amount of new space becoming available.

Summary Risk Factors

An investment in shares of our Class A Common Stock involves various risks. You should consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 17 of this prospectus before purchasing our Class A Common Stock. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Class A Common Stock could decline and you could lose some or all of your investment.

•

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Our economic performance and the value of our properties can be affected by many of these factors, including, among others, the following:

•	adverse changes in financial conditions of buyers, sellers and tenants of our properties, including bankruptcies, financial difficulties, or lease defaults by our tenants;

•

the national, regional and local economy, which may be negatively impacted by concerns about inflation, deflation and government deficits, high unemployment rates, decreased consumer confidence, industry slowdowns, reduced corporate profits, liquidity concerns in our markets and other adverse business concerns;

•	local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;

•

vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•

changes in operating costs and expenses, including, without limitation, increasing labor and material costs, insurance costs, energy prices, environmental restrictions, real estate taxes, and costs of compliance with laws, regulations and government policies, which we may be restricted from passing on to our tenants;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all; and

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds.

•	We may be unable to complete acquisitions and even if acquisitions are completed, we may fail to successfully operate acquired properties.

•

We may be unable to sell a property at the time we desire and on favorable terms or at all, which could inhibit our ability to utilize our capital to make strategic acquisitions and could adversely affect our results of operations, financial condition and ability to make distributions to our shareholders.

•

We have experienced aggregate net losses attributable to Company shareholders for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, and we may experience future losses.

•	Our development and construction activities have inherent risks, which could adversely impact our results of operations and cash flow.

•	We had approximately $3.7 billion of consolidated indebtedness outstanding as of March 31, 2011, which could adversely affect our financial health and operating flexibility.

•	We have a high concentration of properties in the Dallas-Fort Worth-Arlington area, and adverse economic and other developments in that area could have a material adverse effect on us.

•

Our financial condition and ability to make distributions to our shareholders could be adversely affected by financial and other covenants and other provisions under the credit agreement governing our senior secured revolving line of credit and secured term loan or other debt agreements.

•

We depend on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy our debt obligations and make distributions to our shareholders.

•	Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Class A Common Stock.

•

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders and materially and adversely affect our financial condition and results of operations.

•	Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

•

Because we have a large number of shareholders and our shares have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell our shares. Significant sales of our Class A Common Stock, or the perception that significant sales of such shares could occur, may cause the price of our Class A Common Stock to decline significantly.

Recapitalization

Prior to the completion of this offering, we intend to declare a stock dividend pursuant to which each then outstanding share of our common stock will receive:

•	one share of our Class B-1 Common Stock; plus

•	one share of our Class B-2 Common Stock; plus

•	one share of our Class B-3 Common Stock.

In connection with this stock dividend, we intend to redesignate our then outstanding common stock as “Class A Common Stock.” Prior to the declaration of the stock dividend, we intend to effectuate a      to one reverse stock split of our common stock.

Subject to the provisions of our charter, shares of our Class B-1, B-2 and B-3 Common Stock will convert automatically into shares of our Class A Common Stock      months following the Listing,      months following the Listing and      months following the Listing, respectively. In addition, if they have not otherwise converted, all shares of our Class B Common Stock will convert automatically into shares of our Class A Common Stock on the date that is      months following the Listing.

Our Class B Common Stock will be identical to our Class A Common Stock except that (i) we do not intend to list our Class B Common Stock on a national securities exchange and (ii) shares of our Class B Common Stock will convert automatically into shares of our Class A Common Stock at specified times. The aggregate number of shares of our common stock outstanding (including all shares of our Class A and Class B Common Stock) immediately following the Recapitalization will be approximately                  million, all of which (except for certain shares described in “Shares Eligible for Future Sale”) will be freely tradable upon the completion of this offering except as otherwise provided in the restrictions on ownership and transfer of stock set forth in our charter. Of this amount, approximately                  million shares of our Class A Common Stock will be outstanding and approximately                  million shares of our Class B Common Stock, representing 75% of our total outstanding common stock, will be outstanding.

Distribution Policy

The Internal Revenue Code of 1986, as amended, or the Code, generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors.

Our senior secured revolving line of credit and secured term loan limit our distributions to the greater of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or the amount necessary for us to maintain our qualification as a REIT. To the extent these limits prevent us from distributing 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our distribution policy enables us to review the alternative funding sources available to us from time to time.

Our REIT Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with our taxable year ended December 31, 2003, and that our intended manner of ownership and operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our shareholders, determined without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we generally are not subject to U.S. federal income tax on the taxable income we currently distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property, and the taxable income of our taxable REIT subsidiaries, or TRSs, will be subject to taxation at regular corporate rates.

Restrictions on Ownership of Our Common Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our charter generally prohibits, with certain exceptions, any shareholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% by value of the outstanding shares of our capital stock. Our board of directors may, in its sole discretion, waive (prospectively or retroactively) the 9.8% ownership limits with respect to a particular shareholder if it receives certain representations and undertakings required by our charter and is presented with evidence satisfactory to it that such ownership will not then or in the future cause us to fail to qualify as a REIT. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Certain Relationships and Related Transactions

The Inland Group and its affiliates were our initial sponsor, and Daniel L. Goodwin, who has not been one of our directors but beneficially owns approximately 5.1% of our common stock prior to this offering, Brenda G. Gujral, one of our current directors, and Robert D. Parks, one of our former directors, are significant shareholders and/or principals of the Inland Group and/or hold directorships and are executive officers of affiliates of the Inland Group.

We have ongoing agreements with affiliates of the Inland Group, including an office sublease for our corporate headquarters and various service agreements. With the exception of the sublease, the majority of these service agreements are non-exclusive and cancellable by providing not less than 180 days prior written notice and specifying the effective date of said termination. These service agreements are generally for administrative services. We primarily use these service agreements in situations where it is more efficient for us to obtain services from an outside party than it would be for us to obtain the dedicated internal resources necessary to provide similar quality services. For the three months ended March 31, 2011 and the year ended December 31, 2010, we paid a total of $1.2 million and $4.6 million, respectively, to Inland Group affiliates under these arrangements, of which $0.7 million and $2.6 million, respectively, were generally for the reimbursement of our portion of shared administrative costs and $0.2 million $0.9 million, respectively, were for amounts payable pursuant to our office sublease.

In addition, in 2009, in connection with a $625 million debt refinancing transaction, we raised additional capital of $50 million from an affiliate of the Inland Group in exchange for a 23% noncontrolling interest in a newly formed joint venture to which we contributed 55 of our properties. We currently anticipate using a portion of the net proceeds from this offering to exercise our option to repurchase this noncontrolling interest for             , as a result of which we would again own 100% of these properties. In 2009, we also sold three single-user office buildings to Inland American Real Estate Trust, Inc., or IARETI, with an aggregate sales price of $161.6 million, which resulted in net sales proceeds of $52.6 million and a gain on sale of $9.3 million. IARETI is externally managed by an affiliate of the Inland Group.

All related person transactions must be approved or ratified by a majority of the disinterested directors on our board of directors, and we continue to monitor our ongoing agreements with affiliates of the Inland Group to ensure that it is in the best interests of our shareholders to maintain these agreements. See “Certain Relationships and Related Transactions.”

Background and Corporate Information

We are a Maryland corporation formed in March 2003, and we have been publicly held and subject to Securities and Exchange Commission, or SEC, reporting obligations since the completion of our first public offering in 2003. We were initially sponsored by The Inland Group, Inc. and its affiliates, but we have not been affiliated with The Inland Group, Inc. since the internalization of our management in November 2007. Our principal executive office is located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and our telephone number is (630) 218-8000. We maintain an internet website at www.inland-western.com that contains information concerning us. The information included or referenced to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

The Offering

Class A Common Stock offered by us	shares (plus up to shares that we may issue if the underwriters exercise their overallotment option in full)

Common stock to be outstanding after this offering:

Class A Common Stock	shares(1)

Class B-1 Common Stock	shares(2)

Class B-2 Common Stock	shares(2)

Class B-3 Common Stock	shares(2)

Conversion rights	Subject to the provisions of our charter, shares of our Class B-1, B-2 and B-3 Common Stock will convert automatically into shares of our Class A Common Stock months following the Listing, months following the Listing and months following the Listing, respectively.

Dividend rights	Our Class A Common Stock and our Class B Common Stock will share equally in any distributions authorized by our board of directors and declared by us.

Voting rights	Each share of our Class A Common Stock and each share of our Class B Common Stock will entitle its holder to one vote per share.

Use of proceeds	We intend to use approximately $ million of net proceeds received from this offering to repay amounts outstanding under our senior secured revolving line of credit, $ million of net proceeds to repurchase Inland Equity Investors, LLC’s, or Inland Equity’s, interest in IW JV 2009, LLC, or IW JV, and the remaining net proceeds for general corporate and working capital purposes.

Proposed NYSE symbol	We have applied to have our Class A Common Stock listed on the NYSE under the symbol “IWST”.

(1)	Excludes shares of Class A Common Stock issuable upon exercise of the underwriters’ overallotment option, shares of Class A Common Stock available for future issuance under our incentive award plans and shares of Class A Common Stock underlying options granted under our incentive award plans as of July 18, 2011.
(2)	Excludes shares of Class B-1, B-2, and B-3 Common Stock available for future issuance under our incentive award plans and shares of Class B-1, B-2 and B-3 Common Stock underlying options granted under our incentive awards plans as of July 18, 2011.

Summary Consolidated Financial and Operating Data

The summary consolidated financial data set forth below as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The audited consolidated financial statements for the year ended December 31, 2008 have been audited by KPMG LLP, an independent registered public accounting firm. The selected consolidated financial and operating data set forth below as of December 31, 2008 has been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data set forth below as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results of any interim period are not necessarily indicative of the results that may be expected for a full year. Certain amounts presented for the periods ended December 31, 2010, 2009 and 2008 have been reclassified to conform to our presentation of discontinued operations in our unaudited consolidated financial statements as of and for the three months ended March 31, 2011 and 2010.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The amounts in the table are dollars in thousands except for share and per share information. The share and per share information set forth below gives effect to the Recapitalization.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands except for per share data)
Statements of Operations Data:
Rental income	$124,011	$128,033	$510,606	$519,836	$553,396
Tenant recovery income	28,482	32,026	115,180	121,991	130,435
Other property income	2,825	3,983	16,590	18,804	19,741
Insurance captive income	—	713	2,996	2,261	1,938

Total revenues	$155,318	$164,755	$645,372	$662,892	$705,510

Property operating expenses	$28,764	$29,242	$106,582	$122,570	$140,312
Real estate taxes	19,274	22,978	85,971	93,197	87,257
Depreciation and amortization	60,149	61,549	246,088	248,141	249,243
Provision for impairment of investment properties	30,373	—	14,430	53,900	51,600
Loss on lease terminations	3,338	2,982	13,826	13,735	64,648
Insurance captive expenses	—	1,225	3,392	3,655	2,874
General and administrative expenses	6,328	4,826	18,119	21,191	19,997

Total expenses	$148,226	$122,802	$488,408	$556,389	$615,931

Operating income	$7,092	$41,953	$156,964	$106,503	$89,579
Dividend income	676	1,683	3,472	10,132	24,010
Interest income	180	187	740	1,483	4,329
Loss on partial sales of investment properties	—	—	(385)	—	—
Gain on extinguishment of debt	10,723	—	—	—	—
Equity in income (loss) of unconsolidated joint ventures	(2,178)	10	2,025	(11,299)	(4,939)
Interest expense	(61,750)	(64,026)	(260,614)	(233,739)	(209,769)
Co-venture obligation expense	(1,792)	(1,792)	(7,167)	(597)	—
Recognized gain (loss) on marketable securities, net	—	771	4,007	18,039	(160,888)
Impairment of goodwill	—	—	—	—	(377,916)
Impairment of investment in unconsolidated entity	—	—	—	—	(5,524)
Impairment of notes receivable	—	—	—	(17,322)	—
Gain (loss) on interest rate locks	—	—	—	3,989	(16,778)
Other income (expense)	582	(5,092)	(3,531)	(9,599)	(1,062)

Loss from continuing operations	(46,467)	(26,306)	$(104,489)	$(132,410)	$(658,958)
Income (loss) from discontinued operations	3,790	(2,157)	9,782	17,001	(24,255)

Gain on sales of investment properties	2,660	—	—	—	—

Net loss	$(40,017)	$(28,463)	$(94,707)	$(115,409)	$(683,213)
Net (income) loss attributable to noncontrolling interests	(8)	(93)	(1,136)	3,074	(514)

Net loss attributable to Company shareholders	$(40,025)	$(28,556)	$(95,843)	$(112,335)	$(683,727)

(Loss) earnings per common share—basic and diluted:
Continuing operations	$(0.09)	$(0.05)	$(0.22)	$(0.27)	$(1.37)
Discontinued operations	0.01	(0.01)	0.02	0.04	(0.05)

Net loss per common share attributable to Company shareholders	$(0.08)	$(0.06)	$(0.20)	$(0.23)	$(1.42)

Comprehensive loss	$(36,417)	$(19,039)	$(83,725)	$(96,158)	$(643,557)
Comprehensive (income) loss attributable to noncontrolling interests	(8)	(93)	(1,136)	3,074	(514)

Comprehensive loss attributable to Company shareholders	$(36,425)	$(19,132)	$(84,861)	$(93,084)	$(644,071)

	March 31, 2011		December 31,
	As Adjusted(1)	Actual	2010	2009	2008
	(in thousands except for share and per share data)
Selected Balance Sheet Data:
Net investment properties less accumulated depreciation		$5,592,300	$5,686,473	$6,103,782	$6,631,506
Total assets		$6,249,049	$6,386,836	$6,928,365	$7,606,664
Mortgages and notes payable		$3,325,077	$3,602,890	$4,003,985	$4,402,602
Total liabilities		$4,006,795	$4,090,244	$4,482,119	$5,011,276
Common stock and additional paid-in-capital		$4,394,205	$4,383,758	$4,350,966	$4,313,640
Total shareholders’ equity		$2,240,491	$2,294,902	$2,441,550	$2,572,348

Ratio Data:
Total net debt to Adjusted EBITDA(2)(5)		8.5x	8.5x	9.2x
Combined net debt to combined Adjusted EBITDA(2)(5)		8.5x	8.5x	8.9x

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands except for number of properties, share and per share data)
Other Data:
Number of consolidated operating properties	282	298	284	299	305
Total GLA (in thousands)	42,216	44,429	42,491	44,496	45,957

Distributions declared per common share	$0.06	$0.04	$0.20	$0.16	$0.64
Funds from operations(3)	$16,371	$35,775	$135,170	$141,844	$(349,401)
Total net operating income(4)	$107,978	$109,939	$444,492	$442,194	$475,253
Combined net operating income(4)	$110,070	$111,105	$449,981	$445,980	$478,373
Adjusted EBITDA(5)	$98,917	$101,543	$427,752	$435,022
Combined Adjusted EBITDA(5)	$103,795	$103,317	$434,182	$452,709

Cash flows provided by (used in):
Operating activities	$31,855	$38,615	$184,072	$249,837	$309,351
Investing activities	$15,234	$(14,892)	$154,400	$193,706	$(178,555)
Financing activities	$(80,278)	$(19,438)	$(321,747)	$(438,806)	$(126,989)

(1)	Presents historical information as of March 31, 2011 as adjusted to give effect to (i) additional amounts drawn through July 5, 2011 under our senior secured revolving line of credit (no additional amounts were drawn through July 18, 2011) and (ii) this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.”
(2)	Total net debt to Adjusted EBITDA represents (i) our total debt less cash and cash equivalents divided by (ii) Adjusted EBITDA for the prior 12 months. Combined net debt to combined Adjusted EBITDA represents (i) the sum of (A) our total debt less cash and cash equivalents plus (B) our pro rata share of our investment property unconsolidated joint ventures’ total debt less our pro rata share of these joint ventures’ cash and cash equivalents divided by (ii) combined Adjusted EBITDA for the prior 12 months. These ratios are not presented as of December 31, 2008. For a reconciliation of total net debt to Adjusted EBITDA and combined net debt to combined Adjusted EBITDA and a statement disclosing the reasons why our management believes that presentation of these ratios provides useful information to investors and, to the extent material, any additional purposes for which our management uses these ratios, see “Selected Consolidated Financial Operating Data.”

(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations.”
(4)	Total net operating income, or NOI, represents operating revenues (rental income, tenant recovery income, other property income, excluding straight-line rental income and amortization of acquired above and below market lease intangibles) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line ground rent expense and straight-line bad debt expense). Combined net operating income, or combined NOI, represents NOI plus our pro rata share of NOI from our investment property unconsolidated joint ventures. For a reconciliation of total net operating income, or NOI, and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, which is also applicable to combined NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” For a reconciliation of combined NOI, see “Selected Consolidated Financial Operating Data.”
(5)

Adjusted EBITDA represents net income (loss) before interest, income taxes, depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. Combined Adjusted EBITDA represents Adjusted EBITDA plus our pro rata share of the EBITDA adjustments from our investment property unconsolidated joint ventures. Adjusted EBITDA and combined Adjusted EBITDA are not presented as of December 31, 2008. For a reconciliation of Adjusted EBITDA and combined Adjusted EBITDA and a statement disclosing the reasons why our management believes that presentation of Adjusted EBITDA and combined Adjusted EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses Adjusted EBITDA and combined Adjusted EBITDA, see “Selected Consolidated Financial Operating Data.”

RISK FACTORS

An investment in our Class A Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our Class A Common Stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, financial condition, results of operations and our ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Class A Common Stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

RISKS RELATING TO OUR BUSINESS AND OUR PROPERTIES

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our economic performance and the value of our retail properties.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Our economic performance and the value of our properties can be affected by many of these factors, including the following:

•	adverse changes in financial conditions of buyers, sellers and tenants of our properties, including bankruptcies, financial difficulties, or lease defaults by our tenants;

•

the national, regional and local economy, which may be negatively impacted by concerns about inflation, deflation and government deficits, high unemployment rates, decreased consumer confidence, industry slowdowns, reduced corporate profits, liquidity concerns in our markets and other adverse business concerns;

•	local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;

•

vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•

changes in operating costs and expenses, including, without limitation, increasing labor and material costs, insurance costs, energy prices, environmental restrictions, real estate taxes, and costs of compliance with laws, regulations and government policies, which we may be restricted from passing on to our tenants;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	the convenience and quality of competing retail properties and other retailing options such as the Internet;

•	perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property;

•	inability to collect rent from tenants;

•	our ability to secure adequate insurance;

•	our ability to provide adequate management services and to maintain our properties;

•

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, government fiscal policies and the Americans with Disabilities Act of 1990, or the ADA; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

In addition, because the yields available from equity investments in real estate depend in large part on the amount of rental income earned, as well as property operating expenses and other costs incurred, a period of economic slowdown or recession, declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among our existing leases, and, consequently, our properties, including those held by joint ventures, may fail to generate revenues sufficient to meet operating, debt service and other expenses. As a result, we may have to borrow amounts to cover fixed costs, and our financial condition, results of operations, cash flow, per share trading price of our Class A Common Stock and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders may be adversely affected.

Continued economic weakness from the severe economic recession that the U.S. economy recently experienced may materially and adversely affect our financial condition and results of operations.

The U.S. economy is still experiencing weakness from the severe recession that it recently experienced, which resulted in increased unemployment, the bankruptcy or weakened financial condition of a number of large retailers, decreased consumer spending, a decline in residential and commercial property values and reduced demand and rental rates for retail space. Although the U.S. economy has emerged from the recent recession, high levels of unemployment have persisted, and rental rates and valuations for retail space have not fully recovered to pre-recession levels and may not for a number of years. If the economic recovery slows or stalls, we may continue to experience downward pressure on the rental rates we are able to charge as leases signed prior to the recession expire, and tenants may declare bankruptcy, announce store closings or fail to meet their lease obligations, any of which could adversely affect our cash flow, financial condition and results of operations.

Substantial international, national and local government spending and increasing deficits may adversely impact our business, financial condition and results of operations.

The values of, and the cash flows from, the properties we own are affected by developments in global, national and local economies. As a result of the recent severe recession and the significant government interventions, federal, state and local governments have incurred record deficits and assumed or guaranteed liabilities of private financial institutions or other private entities. These increased budget deficits and the weakened financial condition of federal, state and local governments may lead to reduced governmental spending, tax increases, public sector job losses, increased interest rates, currency devaluations or other adverse economic events, which may directly or indirectly adversely affect our business, financial condition and results of operations.

We face significant competition in the leasing market, which may decrease or prevent increases in the occupancy and rental rates of our properties.

We have acquired and intend to continue to acquire properties located in developed areas. Consequently, we compete with numerous developers, owners and operators of retail properties, many of which own properties similar to, and in the same market areas as, our properties. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to attract new tenants and retain existing tenants when their leases expire. Also, if our competitors develop additional retail properties in locations near our properties, there may be increased competition for customer traffic and creditworthy tenants, which may result in fewer tenants or decreased cash flow from tenants, or both, and may require us to make capital improvements to properties that we would not have otherwise made. As a result, our financial condition and our ability to make distributions to our shareholders may be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our financial condition, results of operations and cash flow.

To the extent adverse economic conditions continue in the real estate market and demand for retail space remains low, we may be required to offer more substantial rent abatements, tenant improvements and early termination rights or accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers, which could adversely affect our results of operations and cash flow. Additionally, if we need to raise capital to make such expenditures and are unable to do so, or such capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect to our financial condition, results of operations and cash flow.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience a lease roll-down from time to time, which may adversely affect our financial condition, results of operations and cash flow.

Our operating results depend upon our ability to maintain and increase rental rates at our properties while also maintaining or increasing occupancy. As a result of various factors, including competitive pricing pressure in our markets, the recent severe recession and the desirability of our properties compared to other properties in our markets, the rental rates that we charge tenants have generally declined and our ability to maintain our current rental rates or increase those rates in the future may be limited. Further, because current rental rates have declined as compared to expiring leases in our portfolio, the rental rates for expiring leases may be higher than starting rental rates for new leases and we may be required to offer greater rental concessions than we have historically. The degree of discrepancy between our previous asking rents and the actual rents we are able to obtain upon the expiration of our leases may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain sufficient rental rates across our portfolio, our results of operations and cash flow and our ability to satisfy our debt obligations and make distributions to our shareholders will be adversely affected.

We have experienced aggregate net losses attributable to Company shareholders for the three months ended March 31, 2011 and for the years ended December 31, 2010, 2009 and 2008, and we may experience future losses.

We had net losses attributable to Company shareholders of approximately $40.0 million, $95.8 million, $112.3 million and $683.7 million for the three months ended March 31, 2011 and for the years ended December 31, 2010, 2009 and 2008, respectively. If we continue to incur net losses in the future or such losses increase, our financial condition, results of operations, cash flow and our ability to service our indebtedness and make distributions to our shareholders would be materially and adversely affected, any of which could adversely affect the market price of our Class A Common Stock.

We have a high concentration of properties in the Dallas-Fort Worth-Arlington area, and adverse economic and other developments in that area could have a material adverse effect on us.

As of March 31, 2011, approximately 11.0% of the GLA and approximately 14.1% of the annualized base rent from our retail operating portfolio were represented by properties located in the Dallas-Fort Worth-Arlington area. As a result, we are particularly susceptible to adverse economic and other developments in this area, including increased unemployment, industry slowdowns, business layoffs or downsizing, decreased consumer confidence, relocations of businesses, changes in demographics, increases in real estate and other taxes, increased regulation, and natural disasters, any of which could have a material adverse effect on us.

Our inability to collect rents from tenants may negatively impact our financial condition and our ability to make distributions to our shareholders.

Substantially all of our income is derived from rentals of real property. Therefore, our financial condition, results of operations and cash flow materially depend on the financial stability of our tenants, any of which may experience a change in their business at any time, and our ability to continue to lease space in our properties on economically favorable terms. If the sales of stores operating in our centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales, and new tenants might be less willing to pay minimum rents as high as they would otherwise pay. Further, tenants may delay lease commencements, decline to extend or renew a lease upon its expiration or on favorable terms, or exercise early termination rights (to the extent available). If a number of our tenants are unable to make their rental payments to us and otherwise meet their lease obligations, our ability to meet debt and other financial obligations and to make distributions to our shareholders may be adversely affected.

We may be unable to renew leases, lease vacant space or re-let space as leases expire, which could adversely affect our financial condition and results of operations.

We cannot assure you that leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow, cash available for distributions and per share trading price of our Class A Common Stock could be adversely affected.

If any of our anchor tenants experience a downturn in their business or terminate their leases, our financial condition and results of operations could be adversely affected.

Our financial condition and results of operations could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant, particularly an anchor tenant with multiple store locations. Anchor tenants generally occupy large amounts of square footage, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing significant numbers of customers to a property. The closing of one or more anchor stores at a property could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases permit termination or rent reduction in those circumstances or whose own operations may suffer as a result of the anchor store closing. For example, in 2008 and 2009, three of our anchor tenants, Mervyns, Linens ‘n Things and Circuit City, declared bankruptcy, resulting in approximately 3.2 million square feet of vacant retail space and a decrease in rental income of approximately $34.8 million. Additional bankruptcies or insolvencies of, or store closings by, our anchor tenants could significantly increase vacancies and reduce our rental income. If we are unable to re-let such space on similar terms and in a timely manner, our financial condition, results of operations and ability to make distributions to our shareholders could be materially and adversely affected.

Many of the leases at our retail properties contain “co-tenancy” or “go-dark” provisions, which, if triggered, may allow tenants to pay reduced rent, cease operations or terminate their leases, any of which could adversely affect our financial condition and results of operations and/or the value of the applicable property.

Many of the leases at our retail properties contain “co-tenancy” provisions that condition a tenant’s obligation to remain open, the amount of rent payable by the tenant or the tenant’s obligation to continue occupancy on certain conditions, including: (i) the presence of a certain anchor tenant or tenants; (ii) the continued operation of an anchor tenant’s store; and (iii) minimum occupancy levels at the applicable property. If a co-tenancy provision is triggered by a failure of any of these or other applicable conditions, a tenant could have the right to cease operations at the applicable property, terminate its lease early or have its rent reduced. In periods of prolonged economic decline such as the recent recession, there is a higher than normal risk that co-tenancy provisions will be triggered due to the higher risk of tenants closing stores or terminating leases during these periods. For example, the effects of recent tenant bankruptcies triggered some co-tenancy clauses in certain other tenant leases, which provided certain of these tenants with immediate reductions in their annual rents and permitted them to terminate their leases if an appropriate replacement was not found within the allotted time period. In addition to these co-tenancy provisions, certain of the leases at our retail properties contain “go-dark” provisions that allow the tenant to cease operations at the applicable property while continuing to pay rent. This could result in decreased customer traffic at the applicable property, thereby decreasing sales for our other tenants at that property, which may result in our other tenants being unable to pay their minimum rents or expense recovery charges. These provisions also may result in lower rental revenue generated under the applicable leases. To the extent co-tenancy or go-dark provisions in our retail leases result in lower revenue or tenant sales or in tenants’ rights to terminate their leases early or to have their rent reduced, our financial condition and results of operations and the value of the applicable property could be adversely affected.

We may be unable to collect balances due on our leases from any tenants in bankruptcy, which could adversely affect our cash flow and the amount of cash available for distribution to our shareholders.

Our leases generally do not contain provisions designed to ensure the creditworthiness of the tenant, and a number of companies in the retail industry, including some of our tenants, have declared bankruptcy or voluntarily closed certain of their stores in recent years. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. Any or all of the tenant’s or a guarantor of a tenant’s lease obligations could be subject to a bankruptcy proceeding pursuant to Chapter 11 or Chapter 7 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy rents from these entities or their properties, unless we receive an order from the bankruptcy court permitting us to do so. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims, and our claim would be capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. Therefore, if a lease is rejected, it is unlikely we would receive any payments from the tenant, or we would receive substantially less than the full value of any unsecured claims we hold, which would result in a reduction in our rental income, cash flow and in the amount of cash available for distribution to our shareholders. In particular, on February 16, 2011, Borders Group, Inc., or Borders, a national retailer, filed for bankruptcy under Chapter 11 and, on July 18, 2011, Borders announced that it was seeking approval for the liquidation of its remaining store assets. As of March 31, 2011, Borders leased approximately 220,000 square feet of space from us at ten locations, which leases represented $2.6 million of annualized base rent. Subsequent to March 31, 2011, Borders closed stores at five locations where it leased space from us, which leases represented approximately 115,000 square feet of GLA and $1.1 million of annualized base rent, and if Borders’ liquidation is approved, the stores at the five remaining locations will also likely be closed in the next several months.

Our expenses may remain constant or increase, even if income from our properties decreases, causing our financial condition and results of operations to be adversely affected.

Costs associated with our business, such as mortgage payments, real estate and personal taxes, insurance, utilities and corporate expenses, are relatively inflexible and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause our revenues to decrease. If we are unable to decrease our operating costs when our revenue declines, our financial condition, results of operations and ability to make distributions to our shareholders may be adversely affected. In addition, inflationary price increases could result in increased operating costs for us and our tenants and, to the extent we are unable to pass along those price increases or are unable to recover operating expenses from tenants, our operating expenses may increase, which could adversely affect our financial condition, results of operations and ability to make distributions to our shareholders.

Real estate related taxes may increase and if these increases are not passed on to tenants, our net income will be reduced.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes may increase as property values or assessment rates change or as our properties are assessed or reassessed by taxing authorities. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some leases may permit us to pass through such tax increases to our tenants, there is no assurance that renewal leases or future leases will be negotiated on the same basis. If our property taxes increase and we are unable to pass those increases through to our tenants, our net income and cash available for distribution to our shareholders could be adversely affected.

We may be unable to complete acquisitions and, even if acquisitions are completed, we may fail to successfully operate acquired properties.

We continue to evaluate the market of available properties and may acquire properties when we believe strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate or develop them is subject to the following risks:

•

we may be unable to acquire a desired property because of competition from other real estate investors with substantial capital, including from publicly traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•

even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may incur significant costs and divert management attention in connection with evaluation and negotiation of potential acquisitions, including ones that we are subsequently unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•	we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;

•	even if we are able to finance the acquisition, our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•

we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisition of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons dealing with former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot finance property acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow, per share trading price of our Class A Common Stock and ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

We depend on external sources of capital that are outside of our control, which may affect our ability to seize strategic opportunities, satisfy our debt obligations and make distributions to our shareholders.

In order to maintain our qualification as a REIT, we are generally required under the Code to annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, as a REIT, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms, in the time period we desire, or at all. Any additional debt we incur will increase our leverage, expose us to the risk of default and may impose operating restrictions on us, and any additional equity we raise could be dilutive to existing shareholders. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our Class A Common Stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our shareholders necessary to maintain our qualification as a REIT.

We may be unable to sell a property at the time we desire and on favorable terms or at all, which could inhibit our ability to utilize our capital to make strategic acquisitions and could adversely affect our results of operations, financial condition and ability to make distributions to our shareholders.

Real estate investments generally cannot be sold quickly. Our ability to dispose of properties on advantageous terms depends on factors beyond on our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties, and we cannot predict the various market conditions affecting real estate investments that will exist at any particular time in the future. In addition, the Code generally imposes a 100% tax on gain recognized by REITs upon the disposition of assets if the assets are held primarily for sale in the ordinary course of business, rather than for investment, which may cause us to forego or defer sales of properties that otherwise would be attractive from a pre-tax perspective. As a result of such tax laws and the uncertainty of market conditions, our ability to promptly make changes to our portfolio as necessary to respond to economic and other conditions may be limited, and we cannot provide any assurance that we will be able to sell such properties at a profit, or at all. Accordingly, our ability to access capital through dispositions may be limited which could limit our ability to acquire properties strategically and pay down indebtedness and would limit our ability to make distributions to our shareholders.

In addition, certain of our leases contain provisions giving the tenant a right to purchase the property, which can take the form of a fixed price purchase option, a fair market value purchase option, a put option, a right of first refusal or a right of first offer. When acquiring a property in the future, we may also agree to restrictions that prohibit the sale of that property for period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions may restrict our ability to sell a property at opportune times or on favorable terms and, as a result, may adversely impact our cash flows and results of operations.

Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our shareholders that we will have funds available to correct such defects or to make such improvements and, therefore, we may be unable to sell the asset or may have to sell it at a reduced cost.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We have made and may continue to make investments in joint ventures or other partnership arrangements between us and our joint venture partners. As of March 31, 2011, we held 55 operating properties (as well as a portion of one other property) with 6.8 million square feet of GLA in two consolidated joint ventures and 19 operating properties with 2.6 million square feet of GLA in three unconsolidated joint ventures. Investments in joint ventures or other partnership arrangements involve risks not present were a third party not involved, including the following:

•

we do not have exclusive control over the development, financing, leasing, management and other aspects of the property or joint venture, which may prevent us from taking actions that are in our best interest but opposed by our partners;

•

prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interest in the joint venture, which would restrict our ability to dispose of our interest in the joint venture;

•

two of our unconsolidated operating joint venture agreements have, and future joint venture agreements may contain, buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner’s interest or selling its interest to that partner;

•

our partners might become bankrupt or fail to fund their share of required capital contributions necessary to refinance debt or to fund tenant improvements or development or renovation projects for the joint venture properties, which may force us to contribute more capital than we anticipated to cover the joint venture’s liabilities;

•	our partners may have competing interests in our markets that could create conflict of interest issues;

•	our partners may have economic or business interests or goals that are inconsistent with our interests or goals and may take actions contrary to our instructions, requests, policies or objectives;

•

two of our joint venture agreements have, and future joint venture agreements may contain, provisions limiting our ability to solicit or otherwise attempt to persuade any tenant to relocate to another property not owned by the joint venture;

•	our partners may take actions that could jeopardize our REIT status or require us to pay tax;

•

actions by partners might subject real properties owned by the joint venture to liabilities greater than those contemplated by the terms of the joint venture or other adverse consequences that may reduce our returns;

•

disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business and could result in subjecting properties owned by the partnership or joint venture to additional risk; and

•	we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

If any of the foregoing were to occur, our financial condition, results of operations and cash available for distribution to our shareholders could be adversely affected.

Our development and construction activities have inherent risks, which could adversely impact our results of operations and cash flow.

Our construction and development activities include risks that are different and, in most cases, greater than the risks associated with our acquisition of fully developed and operating properties. We may provide a completion of construction and principal guaranty to the construction lender. As a result of such a guaranty, we may subject a property to liabilities in excess of those contemplated and thus reduce our return to investors.

In addition to the risks associated with real estate investments in general as described elsewhere, the risks associated with our development activities include:

•

significant time lag between commencement and stabilization subjects us to greater risks due to fluctuations in the general economy, including national, regional and local economic downturns, and shifts in demographics;

•	expenditure of money and time on projects that may never be completed;

•	occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

•	inability to achieve projected occupancy and/or rental rates per square foot within the projected time frame, if at all;

•	failure or inability to obtain construction or permanent financing on favorable terms or at all;

•	higher than estimated construction or operating costs, including labor and material costs;

•	inability to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs; and

•

possible delay in completion of a project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

Additionally, the time frame required for development and lease-up of these properties means that we may not realize a significant cash return for several years. If any of the above events occur, the development of the properties may hinder our growth and have an adverse effect on our results of operations and cash flow. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

Bankruptcy of our developers could impose delays and costs on us with respect to the development retail properties and may adversely affect our financial condition and results of operations.

The bankruptcy of one of the developers in any of our development joint ventures could materially and adversely affect the relevant property or properties. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of the developer may require us to honor a completion guarantee and therefore might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.

A number of properties in our portfolio are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

We have 17 properties in our portfolio that are either completely or partially on land subject to ground leases. Accordingly, we only own a long-term leasehold or similar interest in those properties. If we are found to be in breach of a ground lease, we could lose the right to use the property. In addition, unless we can purchase a fee interest in the underlying land and improvements or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Assuming that we exercise all available options to extend the terms of our ground leases, all of our ground leases will expire between 2018 and 2105. However, in certain cases, our ability to exercise such options is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we can provide no assurances that we will be able to exercise our options at such time. Furthermore, we can provide no assurances that we will be able to renew our ground lease upon expiration. If we were to lose the right to use a property due to a breach or non-renewal of the ground lease, we would be unable to derive income from such property and would be required to purchase an interest in another property to attempt to replace that income, which could materially and adversely affect us.

Uninsured losses or losses in excess of insurance coverage could materially and adversely affect our financial condition and results of operations.

Each tenant is responsible for insuring its goods and premises and, in some circumstances, may be required to reimburse us for a share of the cost of acquiring comprehensive insurance for the property, including casualty, liability, fire and extended coverage customarily obtained for similar properties in amounts which we determine are sufficient to cover reasonably foreseeable losses. Tenants on a net lease typically are required to pay all insurance costs associated with their space. However, material losses may occur in excess of insurance proceeds with respect to any property and we may not have sufficient resources to fund such losses. In addition, we may be subject to certain types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. If we experience a loss that is uninsured or that exceeds policy limits, we could lose all or a significant portion of the capital we have invested in the damaged property, as well as the anticipated future revenue of the property, which could materially and adversely affect our financial condition and results of operations. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future, as the costs associated with property and casualty renewals may be higher than anticipated.

In addition, insurance risks associated with potential terrorism acts could sharply increase the premium we pay for coverage against property and casualty claims. Further, mortgage lenders, in some cases, have begun to insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable costs, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure our shareholders that we will have adequate coverage for such losses and, to the extent we must pay unexpectedly large amounts for insurance, our financial condition, results of operations and ability to make distributions to our shareholders could be materially and adversely affected.

Some of our properties are subject to potential natural or other disasters, which could cause significant damage to our properties and adversely affect our financial condition and results of operations.

A number of our properties are located in areas which are susceptible to, and could be significantly affected by, natural disasters that could cause significant damage to our properties. For example, many of our properties are located in coastal regions, and would therefore be affected by any future increases in sea levels or in the frequency or severity of hurricanes and tropical storms, whether such increases are caused by global climate changes or other factors. In addition, a number of our properties are located in California and other regions that are especially susceptible to earthquakes. If we experience a loss, due to such natural disasters or other relevant factors, that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future revenue from those properties, which could adversely affect our financial condition and results of operations. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We may incur liability with respect to contaminated property or incur costs to comply with environmental laws, which may negatively impact our financial condition and results of operations.

Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation, remediation, natural resource damages or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. In addition, the presence of contamination or the failure to remediate contamination at our properties may adversely affect our ability to sell, redevelop, or lease such property or to borrow using the property as collateral. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so.

In addition, our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes and underground and aboveground storage tanks. Noncompliance with these environmental, health and safety laws could subject us or our tenants to liability. These environmental liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with environmental laws, health and safety laws or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our shareholders or that such costs or liabilities will not have a material adverse effect on our financial condition and results of operations.

Our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or cost for remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

We may incur significant costs complying with the ADA and similar laws, which could adversely affect our financial condition, results of operations, cash flow and trading price of our Class A Common Stock.

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of the properties in our portfolio is not in compliance with the ADA, we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our Class A Common Stock and our ability to satisfy our debt obligations and to make distributions to our shareholders could be adversely affected.

We may experience a decline in the fair value of our assets and be forced to recognize impairment charges, which could materially and adversely impact our financial condition, liquidity and results of operations and the price of our Class A Common Stock.

A decline in the fair value of our assets may require us to recognize an impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be unrecoverable. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. In addition, there may be significant uncertainty in the valuation, or in the stability of the value, of our properties and those of our unconsolidated joint ventures, that could result in a substantial decrease in the value of our properties and those of our unconsolidated joint ventures. As a result, we may not be able to recover the carrying amount of our properties and/or our investments in our unconsolidated joint ventures and we may be required to recognize an impairment charge. For the three months ended March 31, 2011 and for the years ended December 31, 2010, 2009 and 2008, we recognized aggregate impairment losses of $30.4 million million, $23.1 million, $82.0 million and $463.4 million, respectively. We may be required to recognize additional asset impairment charges in the future, which could materially and adversely affect our financial condition, liquidity, results of operations and the per share trading price of our Class A Common Stock.

Our investment in marketable securities has negatively impacted our results of operations and may do so in the future.

Currently, our investment in marketable securities consists of preferred and common stock that are classified as available-for-sale and recorded at fair value. We have recognized other-than-temporary impairments related to our investment in these securities primarily as a result of the severity of the decline in market value and the length of time over which these securities experienced such declines. For example, other-than-temporary impairments were $24.8 million and $160.3 million for the years ended December 31, 2009 and 2008, respectively. The Company did not recognize other-than-temporary impairments for the three months ended March 31, 2011 or the year ended December 31, 2010. As of March 31, 2011, our investment in marketable securities totaled $36.8 million, which included $24.7 million of accumulated unrealized gain. If our stock positions decline in value, we could take additional other-than-temporary impairments, which could materially and adversely affect our results of operations. In addition, we purchase a portion of our securities through a margin account. If the value of those securities declines and we face a margin call, we may be required to sell those securities at unfavorable times and record a loss or to post additional cash as collateral, which could adversely affect our financial condition, results and operations and our ability to satisfy our debt obligations and make distributions to our shareholders.

Further, we may continue to invest in marketable securities in the future. Investments in marketable securities are subject to specific risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer, which may result in significant losses to us. Marketable securities are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in marketable securities are subject to risks of: (i) limited liquidity in the secondary trading market; (ii) substantial market price volatility resulting from changes in prevailing interest rates; (iii) subordination to the prior claims of banks and other senior lenders to the issuer; (iv) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and (v) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding marketable securities and the ability of the issuer to make distribution payments.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our senior management team to manage our day-to-day operations and strategic business direction. We do not, however, have employment agreements with the members of our senior management team. Therefore, we cannot guarantee their continued service. Moreover, among other things, it would constitute an event of default under the credit agreement governing our senior secured revolving line of credit and secured term loan if certain members of management (or a reasonably satisfactory replacement) ceased to continue to be active on a daily basis in our management. The loss of their services, and our inability to find suitable replacements, could have an adverse effect on our operations.

RISKS RELATED TO OUR DEBT FINANCING

We had approximately $3.7 billion of consolidated indebtedness outstanding as of March 31, 2011, which could adversely affect our financial health and operating flexibility.

We have a substantial amount of indebtedness. As of March 31, 2011, we had approximately $3.7 billion of aggregate consolidated indebtedness outstanding, substantially all of which was secured by one or more of our properties or our equity interests in our joint ventures. As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available to pursue desirable business opportunities, pay operating expenses and make distributions to our shareholders.

Our substantial indebtedness could have important consequences to us and the trading price of our Class A Common Stock, including:

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•	increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates;

•	limiting our ability to capitalize on business opportunities, including the acquisition of additional properties, and to react to competitive pressures and adverse changes in government regulation;

•	limiting our ability or increasing the costs to refinance indebtedness;

•

limiting our ability to enter into marketing and hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions;

•	we may be forced to dispose of one or more properties, possibly on disadvantageous terms;

•	we may be forced to sell additional equity securities at prices that may be dilutive to existing shareholders;

•

we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and/or take control of our properties that secure their loans and collect rents and other property income;

•

in the event of a default under any of our recourse indebtedness or in certain circumstances under our mortgage indebtedness, we would be liable for any deficiency between the value of the property securing such loan and the principal and accrued interest on the loan; and

•	our default under certain of our indebtedness could trigger cross-default provisions, which would result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our Class A Common Stock and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be materially and adversely affected.

Our financial condition and ability to make distributions to our shareholders could be adversely affected by financial and other covenants and other provisions under the credit agreement governing our senior secured revolving line of credit and secured term loan or other debt agreements.

On February 4, 2011, we amended and restated our existing credit agreement to provide for a senior secured credit facility in the aggregate amount of $585.0 million, consisting of a $435.0 million senior secured revolving line of credit and a $150.0 million secured term loan with a number of financial institutions. The credit agreement governing this senior secured revolving line of credit and secured term loan requires compliance with certain financial and operating covenants, including, among other things, leverage ratios, certain coverage ratios and net worth covenants, a covenant regarding minimum occupancy, limitations on our ability to incur unhedged variable rate debt or recourse indebtedness, limitations on our investments in unimproved land, unconsolidated joint ventures, construction in progress and mortgage notes receivable. The credit agreement also requires us to obtain consent prior to selling assets above a certain value or increasing our total assets by more than a certain amount as a result of a merger. In addition, our senior secured revolving line of credit and secured term loan limit our distributions to the greater of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or the amount necessary for us to maintain our qualification as a REIT. The senior secured revolving line of credit and secured term loan also contain customary events of default, including but not limited to, non-payment of principal, interest fees or other amounts, breaches of covenants, defaults on any recourse indebtedness of Inland Western Retail Real Estate Trust, Inc. in excess of $20.0 million or any non-recourse indebtedness in excess of $100.0 million in the aggregate subject to certain carveouts, failure of certain members of management (or a reasonably satisfactory replacement) to continue to be active on a daily basis in our management and bankruptcy or other insolvency events. These provisions could limit our ability to make distributions to our shareholders, obtain additional funds needed to address cash shortfalls or pursue growth opportunities or transactions that would provide substantial returns to our shareholders. In addition, a breach of these covenants or other event of default would allow the lenders to accelerate payment of advances under the credit agreement. If payment is accelerated, our assets may not be sufficient to repay such debt in full and, as a result, such an event may have a material adverse effect on our financial condition.

In addition, and in connection with the debt refinancing transaction of IW JV, we entered into a lockbox and cash management agreement pursuant to which substantially all the income generated by the IW JV properties will be deposited directly into a lockbox account established by the lender. In the event of a default or the debt service coverage ratio falling below a set amount, the cash management agreement provides that excess cash flow will be swept into a cash management account, for the benefit of the lender, to be held as additional security after the payment of interest and approved property operating expenses. Cash will not be distributed to us from these accounts until the earlier of a cash sweep event cure, or the repayment of the mortgage loan, senior mezzanine note and junior mezzanine note. As of March 31, 2011, we were in compliance with the terms of the cash management agreement, however, if an event of default were to occur, we may be forced to borrow funds in order to make distributions to our shareholders and maintain our qualification as a REIT.

Given the restrictions in our debt covenants on these and other activities, we may be significantly limited in our operating and financial flexibility and may be limited in our ability to respond to changes in our business or competitive activities in the future.

We incur mortgage indebtedness and other borrowings, which reduce the funds available for distributions required to maintain our status as a REIT and to avoid income and excise tax.

We historically have incurred mortgage indebtedness and other borrowings in order to finance acquisitions or ongoing operations and we intend to continue to do so in the future. Our debt service and repayment requirements will not be reduced regardless of our actual cash flows. In addition, in order to maintain our qualification as a REIT, we must distribute to our shareholders at least 90% of our annual REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and we are generally subject to corporate tax on any retained income. As a result, if our future cash flow is not sufficient to meet our debt service and repayment requirements and the REIT distribution requirements, we may be required to use cash reserves, incur additional debt, sell equity securities or liquidate assets in order to meet those requirements. However, we cannot assure you that capital will be available from such sources on favorable terms or at all, which may negatively impact our financial condition, results of operations and ability to make distributions to our shareholders.

Substantially all of the mortgage indebtedness we incur is secured, which increases our risk of loss since defaults may result in foreclosure. In addition, mortgages sometimes include cross-collateralization or cross-default provisions that increase the risk that more than one property may be affected by a default.

As of March 31, 2011, we had a total of $3.5 billion, net of premiums of $16.9 million and discounts of $2.4 million, of indebtedness secured by 275 of our 282 operating properties. Because substantially all of our properties are mortgaged to secure payments of indebtedness, we are subject to the risk of property loss since defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default.

For example, as of July 18, 2011, we were in default on $63.5 million of mortgage loans secured by a total of four properties with 860,731 square feet of GLA representing $7.6 million of annualized base rent as of March 31, 2011. We can provide no assurance that we will be able to restructure our current obligations under the mortgage loans that were in default or that our negotiations with the lenders will result in favorable outcomes to us. Failure to restructure our mortgage obligations could result in default and foreclosure actions and loss of the underlying properties. In the event that we default on other mortgages in the future, either as result of ceasing to make debt service payments or the failure to meet applicable covenants, we may have additional properties that are subject to potential foreclosure. In addition, as a result of cross-collateralization or cross-default provisions contained in certain of our mortgage loans, a default under one mortgage loan could result in a default on other indebtedness and cause us to lose other better performing properties, which could materially and adversely affect our financial condition and results of operations.

Further, for tax purposes, a foreclosure of any nonrecourse mortgage on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on the foreclosure without accompanying cash proceeds, a circumstance which could hinder our ability to meet the REIT distribution requirements imposed by the Code. As a result, we may be required to identify and utilize other sources of cash for distributions to our shareholders of that income.

Dislocations in the credit markets, including the continuing effects of the severe dislocation experienced in 2008 and 2009, may adversely affect our ability to obtain debt financing at favorable rates or at all.

Dislocations in the credit markets, generally or relating to the real estate industry specifically, may adversely affect our ability to obtain debt financing at favorable rates or at all. The credit markets experienced a severe dislocation during 2008 and 2009, which, for certain periods of time, resulted in the near unavailability of debt financing for even the most creditworthy borrowers. Although the credit markets have recovered from this severe dislocation, there are a number of continuing effects, including a weakening of many traditional sources of debt financing, a reduction in the overall amount of debt financing available, lower loan to value ratios, a tightening of lender underwriting standards and terms and higher interest rate spreads. As a result, we may not be able to refinance our existing debt when it comes due or to obtain new debt financing for acquisitions or development projects, or we may be forced to accept less favorable terms, including increased collateral to secure our indebtedness, higher interest rates and/or more restrictive covenants. If we are not successful in refinancing our debt when it becomes due, we may default under our loan obligations, enter into foreclosure proceedings, or be forced to dispose of properties on disadvantageous terms, any of which might adversely affect our ability to service other debt and to meet our other obligations. In addition, if a dislocation similar to that which occurred in 2008 and 2009 occurs in the future, the values of our properties may decline further, which could limit our ability to obtain future debt financing, refinance existing debt or utilize existing debt commitments and thus materially and adversely affect on our financial condition, particularly if it occurs at a time when we have significant debt maturities coming due.

Future increases in interest rates may adversely affect any future refinancing of our debt, may require us to sell properties and could adversely affect our ability to make distributions to our shareholders.

If we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through additional debt or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, our net income could be reduced and any increases in interest expense could adversely affect our cash flows. Consequently, our cash available for distribution to our shareholders would be reduced and we may be prevented from borrowing more money. Any such future increases in interest rates would result in higher interest rates on new debt and our existing variable rate debt and may adversely impact our financial condition.

Further, if we are unable to refinance our debt on acceptable terms, we may be forced to dispose of properties on disadvantageous terms, potentially resulting in losses. We may place mortgages on properties that we acquire to secure a revolving line of credit or other debt. To the extent we cannot meet future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations. Also, covenants applicable to any future debt could impair our planned investment strategy, and, if violated, result in default.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Our board of directors may change significant corporate policies without shareholder approval.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without a vote of our shareholders. As a result, the ability of our shareholders to control our policies and practices is extremely limited. We could make investments and engage in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal and regulatory requirements, including the listing standards of the NYSE. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flows, per share trading price of our Class A Common Stock and ability to satisfy our debt service obligations and to make distributions to our shareholders.

We could increase the number of authorized shares of stock and issue stock without shareholder approval.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without shareholder approval, to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. In addition, our board of directors could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our shareholders may believe is in their best interests.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

Our charter provides that no person may beneficially own more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% in value of the aggregate outstanding shares of our capital stock. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors’ approval, even if our shareholders believe the change in control is in their best interests.

Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Class A Common Stock.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate of an interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter may impose special shareholder voting requirements unless certain minimum price conditions are satisfied; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Prior to the completion of this offering, we intend to opt out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, following our opt out, in the future, only upon the approval of our shareholders, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, only upon the approval of our shareholders, by amendment to our bylaws, opt in to the control share provisions of the MGCL.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without shareholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our charter on removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our shareholders may believe to be in their best interests. Likewise, if our company’s board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded by our board of directors and our shareholders, these provisions of the MGCL could have similar anti-takeover effects. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations” and “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Control Share Acquisitions” and “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Certain Elective Provisions of Maryland Law”.

Our rights and the rights of our shareholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us and our shareholders. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our charter and bylaws will also authorize us to obligate us, and indemnification agreements that we have entered into with certain of our officers will require us, to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our shareholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers with indemnification agreements, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our shareholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of a majority of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our shareholders.

RISKS RELATING TO OUR REIT STATUS

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders and materially and adversely affect our financial condition and results of operations.

We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with our taxable year ended December 31, 2003, and that our intended manner of ownership and operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. However, we cannot assure you that we have qualified or will qualify as such. Shareholders should be aware that qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the U.S. federal alternative minimum tax;

•	we could be subject to increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions and it could result in default under certain of our indebtedness agreements. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our Class A Common Stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on net income from certain “prohibited transactions,” tax on income from certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Also, our subsidiaries that are taxable REIT subsidiaries, or TRSs, will be subject to regular corporate U.S. federal, state and local taxes. To the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes as well. Any of these taxes would decrease our earnings and our cash available for distributions to shareholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year to our shareholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders for a calendar year is less than a minimum amount specified under the Code. Moreover, our senior secured revolving line of credit and secured term loan may limit our distributions to the minimum amount required to maintain REIT status. Specifically, they limit our distributions to the greater of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or the amount necessary for us to maintain our qualification as a REIT. To the extent these limits prevent us from distributing 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts.

We may be required to borrow funds to satisfy our REIT distribution requirements.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code denies a deduction, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or to sell equity securities in order to fund distributions required to maintain our qualification as a REIT. Also, although the Internal Revenue Service, or IRS, has issued Revenue Procedure 2010-12 treating certain issuances of taxable stock dividends by REITs as distributions for purposes of the REIT requirements for taxable years ending on or before December 31, 2011, no assurance can be given that the IRS will extend this treatment or that we will otherwise be able to pay taxable stock dividends to meet our REIT distribution requirements.

We may in the future choose to pay dividends in the form of our stock instead of cash, in which case shareholders may be required to pay income taxes in excess of the cash dividends they receive.

We may, in the future, distribute taxable dividends that are payable in cash and stock at the election of each shareholder or distribute other forms of taxable stock dividends. Taxable shareholders receiving such dividends or other forms of taxable stock dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a shareholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. shareholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including with respect to all or a portion of such dividend that is payable in stock. In addition, if a significant number of our shareholders decide to sell their shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Dividends payable by REITs generally do not qualify for reduced tax rates.

Certain dividends payable to individuals, trusts and estates that are U.S. shareholders, as defined in “Material U.S. Federal Income Tax Considerations” below, are currently subject to U.S. federal income tax at a maximum rate of 15% and are scheduled to be taxed at ordinary income rates for taxable years beginning after December 31, 2012. Dividends payable by REITs, however, are generally not eligible for the current reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our Class A Common Stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make and refrain from engaging in certain activities as discussed under “Material U.S. Federal Income Tax Considerations” below. Thus, compliance with the REIT requirements may hinder our performance.

In addition, if we fail to comply with certain asset ownership tests described under “Material U.S. Federal Income Tax Considerations,” below, at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict if or when any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

You may be restricted from acquiring or transferring certain amounts of our stock.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which we made a REIT election. To assist us in qualifying as a REIT, our charter contains an aggregate stock ownership limit of 9.8% and a common stock ownership limit of 9.8%. Generally, any shares of our stock owned by affiliated owners will be added together for purposes of the aggregate stock ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common stock ownership limit.

If anyone attempts to transfer or own shares of stock in a way that would violate the aggregate stock ownership limit or the common stock ownership limit, unless such ownership limits have been waived by our board of directors, or in a way that would prevent us from continuing to qualify as a REIT, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate stock ownership limit or the common stock ownership limit. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares of stock in violation of the aggregate stock ownership limit or the common stock ownership limit, unless such ownership limit or limits have been waived by our board of directors, or in violation of the other restrictions on transfer or ownership in our charter bears the risk of a financial loss when the shares of stock are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any of our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of our board of directors to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our shareholders.

The anticipated opinion of our tax counsel regarding our status as a REIT does not guarantee our qualification as a REIT.

Our tax counsel, Goodwin Procter LLP, is expected to render an opinion to us to the effect that, commencing with our taxable year ended December 31, 2003, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and our current and proposed ownership and method of operations will allow us to satisfy the requirements for qualification and taxation as a REIT under the Code for subsequent taxable years. The opinion of Goodwin Procter LLP would be based upon various assumptions, our closing agreement with the IRS, and our representations as to our past and contemplated future ownership, investments, distributions and operations, among other things. The validity of the opinion of Goodwin Procter LLP and our qualification as a REIT will also depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Goodwin Procter LLP. Accordingly, no assurances can be given that we have satisfied or will satisfy the REIT requirements in any taxable year. Also, the opinion of Goodwin Procter LLP would represent counsel’s legal judgment based on the law in effect as of the date of the initial closing of this offering (or, with respect to past years, the law in effect for such years), would not be binding on the IRS or any court and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

Your investment has various tax risks.

Although the provisions of the Code generally relevant to an investment in shares of our Class A Common Stock are described in “Material U.S. Federal Income Tax Considerations,” we urge you to consult your tax advisor concerning the U.S. federal, state, local and foreign tax consequences to you with regard to an investment in shares of our Class A Common Stock.

RISKS RELATED TO THIS OFFERING

There is currently no public market for our Class A Common Stock, and we cannot assure you that a public market will develop.

Prior to this offering, there has been no public market for our shares of Class A Common Stock, and we cannot assure you that an active trading market will develop or be sustained. In the absence of a public trading market, a shareholder may be unable to liquidate an investment in our Class A Common Stock. The initial public offering price for our Class A Common Stock will be determined by agreement among us and the underwriters, and we cannot assure you that our Class A Common Stock will not trade below the initial public offering price following the completion of this offering. Whether a public market for our Class A Common Stock will develop will depend on a number of factors including the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions. If a robust public market for our Class A Common Stock does not develop, you may have difficulty selling shares of our Class A Common Stock, which could adversely affect the price that you receive for such shares.

The market price and trading volume of our Class A Common Stock may be volatile.

The U.S. stock markets, including the NYSE, on which we have applied to have our Class A Common Stock listed under the symbol “IWST”, have experienced significant price and volume fluctuations. As a result, the market price of shares of our Class A Common Stock is likely to be similarly volatile, and investors in shares of our Class A Common Stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of our Class A Common Stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this “Risk Factors” section, a number of factors could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A Common Stock, including:

•	the annual yield from distributions on our Class A Common Stock as compared to yields on other financial instruments;

•	equity issuances by us, or future sales of substantial amounts of our Class A Common Stock by our existing or future shareholders, or the perception that such issuances or future sales may occur;

•	conversions of our Class B Common Stock into shares of our Class A Common Stock or sales of our Class B Common Stock;

•	changes in market valuations of companies in the retail or real estate industries;

•	increases in market interest rates or a decrease in our distributions to shareholders that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key management personnel;

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	failure to qualify as a REIT;

•	adverse market reaction to any indebtedness we incur in the future;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	changes in our earnings;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of the Sarbanes-Oxley Act;

•	actions by institutional shareholders;

•	changes in accounting principles; and

•	general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy and our ability to make distributions to our shareholders.

Because we have a large number of shareholders and our shares have not been listed on a national securities exchange prior to this offering, there may be significant pent-up demand to sell our shares. Significant sales of our Class A Common Stock, or the perception that significant sales of such shares could occur, may cause the price of our Class A Common Stock to decline significantly.

As of July 18, 2011, we had approximately          million shares of common stock issued and outstanding after giving effect to the Recapitalization, consisting of approximately          million shares of our Class A Common Stock and          million shares of our Class B Common Stock. Prior to this offering, our common stock was not listed on any national securities exchange and the ability of shareholders to liquidate their investments was limited. Additionally, our share repurchase program, which, in any event, only allowed us to repurchase up to 5% of the weighted average number of shares of our common stock outstanding during the prior calendar year in any 12-month period, has been suspended as of November 19, 2008. As a result, there may be significant pent-up demand to sell shares of our common stock. A large volume of sales of shares of our Class A Common Stock (whether they are Class A shares that are issued in the offering, Class A shares that are held by our existing shareholders upon the closing of the offering, or Class A shares created by the automatic conversion of our Class B shares over time) could decrease the prevailing market price of our Class A Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Class A shares are not effected, the mere perception of the possibility of these sales could depress the market price of our Class A Common Stock and have a negative effect on our ability to raise capital in the future.

Although our Class B Common Stock will not be listed on a national securities exchange following the closing of this offering, sales of such shares or the perception that such sales could occur could have a material adverse effect on the trading price of our Class A Common Stock.

After giving effect to this offering and the Recapitalization, approximately                  million shares (or                  million shares if the underwriters exercise their overallotment option in full) of our common stock will be issued and outstanding, of which approximately                  million, or     % (    % if the underwriters exercise their overallotment option in full), will be shares of our Class B Common Stock, which is divided equally among our Class B-1, Class B-2 and Class B-3 Common Stock. Although our Class B Common Stock will not be listed on a national securities exchange, it is not subject to transfer restrictions (other than the restrictions on ownership and transfer of stock set forth in our charter), therefore, such stock will be freely tradable. As a result, it is possible that a market may develop for shares of our Class B Common Stock, and sales of such shares, or the perception that such sales could occur, could have a material adverse effect on the trading price of our Class A Common Stock.

Additionally, all of our Class B Common Stock will be converted into Class A Common Stock over time. As a result, holders of shares of Class B Common Stock seeking to immediately liquidate their investment in our common stock could engage in immediate short sales of our Class A Common Stock prior to the date on which the Class B Common Stock converts into Class A Common Stock and use the shares of Class A Common Stock that they receive upon conversion of their Class B Common Stock to cover these short sales in the future. Such short sales could depress the market price of our Class A Common Stock and limit the effectiveness of the Recapitalization as a strategy for limiting the number of shares of our common stock held by our shareholder prior to this offering that may be sold shortly after this offering.

Future conversions of our Class B Common Stock could adversely affect the market price of our Class A Common Stock.

After giving effect to the Recapitalization, we will have                  million shares of each of our Class B-1, Class B-2 and Class B-3 Common Stock outstanding immediately following this offering. Although our Class B Common Stock will not be listed on a national securities exchange, our Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock will convert automatically into Class A Common Stock      months,      months and      months, respectively, following the initial listing of our Class A Common Stock on the NYSE. We cannot predict the effect that the conversion of shares of our Class B Common Stock into our Class A Common Stock will have on the market price of our Class A Common Stock, but these ongoing conversions may place constant downward pressure on the price of our Class A Common Stock, particularly at the time of each conversion.

Future offerings of debt securities, which would be senior to our common stock, or equity securities, which would dilute our existing shareholders and may be senior to our common stock, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by offering debt or equity securities, including medium term notes, senior or subordinated notes and classes of preferred or common stock. Debt securities or shares of preferred stock will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. We are not required to offer any such additional debt or equity securities to existing common shareholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing shareholders. Future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock and/or the distributions that we pay with respect to our common stock. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our shareholders, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your proportionate ownership.

Our distributions to shareholders may change, which could adversely affect the market price of our Class A Common Stock.

All distributions will be at the sole discretion of our board of directors and will depend upon our actual and projected financial condition, results of operations, cash flows, liquidity and FFO, maintenance of our REIT qualification and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, we may choose to retain operating cash flow for investment purposes, working capital reserves or other purposes, and these retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of our Class A Common Stock. Our failure to meet the market’s expectations with regard to future cash distributions likely would adversely affect the market price of our Class A Common Stock.

Increases in market interest rates may result in a decrease in the value of our Class A Common Stock.

One of the factors that may influence the price of our Class A Common Stock will be the dividend distribution rate on the Class A Common Stock (as a percentage of the price of our Class A Common Stock) relative to market interest rates. If market interest rates rise, prospective purchasers of shares of our Class A Common Stock may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than our Class A Common Stock, which would reduce the demand for, and result in a decline in the market price of, our Class A Common Stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, all our statements regarding anticipated growth in our portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategies, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

the factors included in this prospectus, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties;”

•	general economic, business and financial conditions, and changes in our industry and changes in the real estate markets in particular;

•	adverse economic and other developments in the Dallas-Fort Worth-Arlington area, where we have a high concentration of properties;

•	use of proceeds of this offering;

•	general volatility of the capital and credit markets and the market price of our common stock;

•	changes in our business strategy;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•	increased interest rates and operating costs;

•	declining real estate valuations and impairment charges;

•	availability, terms and deployment of capital;

•	our failure to obtain necessary outside financing;

•	our expected leverage;

•	decreased rental rates or increased vacancy rates;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	risks of real estate acquisitions, dispositions and redevelopment, including the cost of construction delays and cost overruns;

•	our failure to successfully operate acquired properties and operations;

•	our projected operating results;

•	our ability to manage our growth effectively;

•	our failure to successfully redevelop properties;

•	estimates relating to our ability to make distributions to our shareholders in the future;

•	impact of changes in governmental regulations, tax law and rates and similar matters;

•	our failure to qualify as a REIT;

•	future terrorist attacks in the U.S.;

•	environmental uncertainties and risks related to natural disasters;

•	lack or insufficient amounts of insurance;

•	financial market fluctuations;

•	availability of and our ability to attract and retain qualified personnel;

•	retention of our senior management team;

•	our understanding of our competition;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	our ability to comply with the laws, rules and regulations applicable to companies and, in particular, public companies.

For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements). We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and estimated expenses of the offering payable by us, will be approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full), assuming a public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus.

We intend to use approximately $             million of the net proceeds received from this offering to repay amounts outstanding under our senior secured revolving line of credit. Our senior secured revolving line of credit matures on February 3, 2013, with a one-year extension option that we may exercise in certain circumstances, and bears interest at a variable rate equal to LIBOR plus a margin of between 2.75% and 4.00% per annum based on our leverage ratio. The blended interest rate under the senior secured revolving line of credit was 3.69% and the interest rate under the secured term loan was 3.81% as of July 18, 2011. We used the amounts that we borrowed under our senior secured revolving line of credit to repay other indebtedness and for general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Revolving Line of Credit and Secured Term Loan” for a further discussion of the terms of our senior secured revolving line of credit.

Affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc. are lenders under our senior secured revolving line of credit, and will receive their pro rata portion of the $             million of the net proceeds from this offering used to repay amounts outstanding under our senior secured revolving line of credit. Accordingly, more than 5% of the net proceeds of this offering are intended to be used to repay amounts owed to affiliates of these underwriters.

We intend to use $             million of net proceeds received from this offering to repurchase Inland Equity’s interest in IW JV. Pursuant to IW JV’s organizational documents, we have the option to call Inland Equity’s interest in IW JV for an amount which is the greater of either: (a) fair market value of Inland Equity’s interest or (b) $50 million, plus an additional distribution of $5 million and any unpaid preferred return or promote, as defined therein. As a result, following this offering we anticipate that we will own 100% of IW JV. See “Certain Relationships and Related Transactions—Joint Ventures with Inland Equity” for a further discussion of IW JV and our relationship with Inland Equity.

We intend to use the remainder of the net proceeds received from this offering for general corporate and working capital purposes.

RECAPITALIZATION

Prior to the completion of this offering, we intend to declare a stock dividend pursuant to which each outstanding share of our common stock will receive:

•	one share of our Class B-1 Common Stock; plus

•	one share of our Class B-2 Common Stock; plus

•	one share of our Class B-3 Common Stock.

In connection with this stock dividend, we intend to redesignate our then outstanding common stock as “Class A Common Stock.” Prior to the declaration of the stock dividend, and as part of the Recapitalization, we intend to effectuate a      to one reverse stock split of our common stock.

Our Class B Common Stock will be identical to our Class A Common Stock except that (i) we do not intend to list our Class B Common Stock on a national securities exchange and (ii) shares of our Class B Common Stock will convert automatically into shares of our Class A Common Stock, pursuant to provisions of our charter, on the following schedule:

•	months following the Listing, in the case of our Class B-1 Common Stock;

•	months following the Listing, in the case of our Class B-2 Common Stock; and

•	months following the Listing, in the case of our Class B-3 Common Stock.

In addition, if they have not otherwise converted, all shares of our Class B Common Stock will convert automatically into shares of our Class A Common Stock on the date that is      months following the Listing.

The Recapitalization also will have the effect of reducing the total number of outstanding shares of our common stock. As of July 18, 2011, without giving effect to the Recapitalization, we had approximately 482.2 million shares of common stock outstanding. As of July 18, 2011, after giving effect to the Recapitalization, we would have had an aggregate of approximately                  million shares of our Class A and Class B Common Stock outstanding, divided equally among Class A, Class B-1, Class B-2 and Class B-3. All of these shares (except for certain shares described in “Shares Eligible for Future Sale”) will be freely tradable upon the completion of this offering except as otherwise provided in the restrictions on ownership and transfer of stock set forth in our charter. Of this amount, approximately                  million shares of our Class A Common Stock will be outstanding and approximately                  million shares of our Class B Common Stock, representing 75% of our total outstanding common stock, will be outstanding.

The Recapitalization will be effected on a pro rata basis with respect to all of our shareholders. Accordingly, it will not affect any shareholder’s proportionate ownership of our outstanding shares. We will not complete this offering unless we complete the Recapitalization.

DISTRIBUTION POLICY

We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (iv) the timing of significant re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (v) our ability to continue to access additional sources of capital, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements, including, without limitation, in our senior secured revolving line of credit and secured term loan, which limit our distributions to the greater of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or the amount necessary for us to maintain our qualification as a REIT.

If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors” beginning on page 17.

The table below sets forth the quarterly dividend distributions per common share for the years ended December 31, 2010, 2009 and 2008.

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008(1)
First Quarter	$0.05938	$0.04375	$0.0488	$0.1605
Second Quarter	—	0.04625	0.05	0.1605
Third Quarter	—	0.05	0.025	0.1605
Fourth Quarter	—	0.05625	0.0325	0.1605

Total	$0.05938	$0.19625	$0.1563	$0.6420

(1)	During 2008, distributions were made on a monthly basis.

The following table compares cash flows provided by operating activities to distributions declared for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008:

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009	2008
Cash flows provided by operating activities	$31,855	$38,615	$184,072	$249,837	$309,351
Distributions declared	28,433	21,109	94,579	75,040	308,798

Excess	$3,422	$17,506	$89,493	$174,797	$553

For each of these periods, our cash flows provided by operating activities exceeded the amount of our distributions declared.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011 (i) on a historical basis, (ii) on an as adjusted basis to reflect additional amounts drawn through July 5, 2011 under our senior secured revolving line of credit (no additional amounts were drawn through July 18, 2011) and (iii) on an as further adjusted basis to also reflect this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.” All information in the following table has been adjusted to reflect the Recapitalization, which will be effected prior to the completion of this offering.

You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2011
	Historical	As Adjusted	As Further Adjusted
	(in thousands, except per share data)
Mortgages and notes payable	$3,325,077

Secured credit facility	370,000
Shareholders’ equity:
Preferred stock, $0.001 par value, 10,000 shares authorized, none outstanding, historical, as adjusted and as further adjusted	—		—
Common stock, $0.001 par value per share, 640,000 shares authorized, 478,868 shares issued and outstanding, historical, and as adjusted and no shares issued and outstanding, as further adjusted	479		—

Class A Common Stock, $0.001 par value per share, shares authorized, no shares issued and outstanding, historical and as adjusted and shares issued and outstanding, as further adjusted	—
Class B-1 Common Stock, $0.001 par value per share, shares authorized, no shares issued and outstanding, historical and as adjusted shares issued and outstanding, as further adjusted	—
Class B-2 Common Stock, $0.001 par value per share, shares authorized, no shares issued and outstanding, historical and as adjusted shares issued and outstanding, as further adjusted	—
Class B-3 Common Stock, $0.001 par value per share, shares authorized, no shares issued and outstanding, historical and as adjusted, and as adjusted shares issued and outstanding, as further adjusted	—
Additional paid-in capital	4,393,726
Accumulated distributions in excess of earnings	(2,179,596)
Accumulated other comprehensive income	25,882

Total shareholders’ equity	2,240,491
Noncontrolling interests	1,236

Total equity	2,241,727

Total Capitalization	$5,936,804

DILUTION

If you invest in our Class A Common Stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2011 was approximately $2.1 billion, or on a pro forma basis, $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets minus total liabilities, divided by the total number of shares of common stock outstanding as of                 , after giving effect to the Recapitalization.

After giving effect to the sale of the                  shares of our Class A Common Stock we are offering at the public offering price of $         per share, and after deducting the underwriting discount and our estimated offering expenses, our pro forma as adjusted net tangible book value as of                  would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share and an immediate dilution of $         per share to new investors. The following table illustrates this calculation on a per share basis:

Public offering price per share of Class A Common Stock		$
Pro forma net tangible book value per share of common stock as of March 31, 2011	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Pro forma dilution per share to new investors		$

If the underwriters exercise their overallotment option in full, pro forma as adjusted net tangible book value will increase to $         per share, representing an increase to existing holders of $         per share, and an immediate dilution of $         per share to new investors.

The tables and calculations above are based on                  shares of our common stock outstanding as of March 31, 2011, on an actual basis, and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of , at a weighted average exercise price per share of $ ; and

•	shares of our common stock reserved for future issuance under our incentive award plans as of .

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial and operating data set forth below as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The audited consolidated financial statements for the year ended December 31, 2008 have been audited by KPMG LLP, an independent registered public accounting firm. The selected consolidated financial and operating data set forth below as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial operating data set forth below as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results of any interim period are not necessarily indicative of the results that may be expected for a full year. Certain amounts presented for the periods ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to conform to our presentation of discontinued operations in our unaudited consolidated financial statements as of and for the three months ended March 31, 2011 and 2010.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The amounts in the table are dollars in thousands except for share and per share information. The share and per share information set forth below gives effect to the Recapitalization.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands except for per share data)
Statements of Operations Data:
Rental income	$124,011	$128,033	$510,606	$519,836	$553,396	$536,671	$515,184
Tenant recovery income	28,482	32,026	115,180	121,991	130,435	140,458	118,028
Other property income	2,825	3,983	16,590	18,804	19,741	14,523	10,741
Insurance captive income	—	713	2,996	2,261	1,938	1,890	177

Total revenues	$155,318	$164,755	$645,372	$662,892	$705,510	$693,542	$644,130

Property operating expenses	$28,764	$29,942	$106,582	$122,570	$140,312	$131,783	$111,350
Real estate taxes	19,274	22,978	85,971	93,197	87,257	84,757	77,314
Depreciation and amortization	60,149	61,549	246,088	248,141	249,243	240,163	228,183
Provision for impairment of investment properties	30,373	—	14,430	53,900	51,600	13,560	—
Loss on lease terminations	3,338	2,982	13,826	13,735	64,648	11,788	4,562
Insurance captive expenses	—	1,225	3,392	3,655	2,874	1,598	344
General and administrative expenses	6,328	4,826	18,119	21,191	19,997	16,535	14,858
Advisor asset management fee	—	—	—	—	—	23,750	39,500

Total expenses	$148,226	$122,802	$488,408	$556,389	$615,931	$523,934	$476,111

Operating income	$7,092	$41,953	$156,964	$106,503	$89,579	$169,608	$168,019
Dividend income	676	1,683	3,472	10,132	24,010	23,729	37,501
Interest income	180	187	740	1,483	4,329	13,671	23,127
Gain on contribution of investment properties	—	—	—	—	—	11,749	—
Loss on partial sales of investment properties	—	—	(385)	—	—	—	—
Gain on extinguishment of debt	10,723	—	—	—	—	2,486	—
Equity in income (loss) of unconsolidated joint ventures	(2,178)	10	2,025	(11,299)	(4,939)	96	(3,727)
Interest expense	(61,750)	(64,026)	(260,614)	(233,739)	(209,769)	(201,502)	(200,504)
Co-venture obligation expense	(1,792)	(1,792)	(7,167)	(597)	—	—	—
Recognized gain (loss) on marketable securities, net	—	771	4,007	18,039	(160,888)	(19,967)	416
Impairment of goodwill	—	—	—	—	(377,916)	—	—
Impairment of investment in unconsolidated entity	—	—	—	—	(5,524)	—	—
Impairment of notes receivable	—	—	—	(17,322)	—	—	—
Gain (loss) on interest rate locks	—	—	—	3,989	(16,778)	—	—
Other (expense) income	582	(5,902)	(3,531)	(9,599)	(1,062)	237	(171)

(Loss) income from continuing operations	$(46,467)	$(26,036)	$(104,489)	$(132,410)	$(658,958)	$107	$24,661

Income (loss) from discontinued operations	3,790	(2,157)	9,782	17,001	(24,255)	42,927	5,307
Gain on sales of investment properties	2,660	—	—	—	—	—	—

Net (loss) income	$(40,017)	$(28,463)	$(94,707)	$(115,409)	$(683,213)	$43,034	$29,968
Net (income) loss attributable to noncontrolling interests	(8)	(93)	(1,136)	3,074	(514)	(1,365)	1,975

Net income (loss) attributable to Company shareholders	$(40,025)	$(28,556)	$(95,843)	$(112,335)	$(683,727)	$41,669	$31,943

(Loss) earnings per common share—basic and diluted:
Continuing operations	$(0.09)	$(0.05)	$(0.22)	$(0.27)	$(1.37)	$—	$0.06
Discontinued operations	0.01	(0.01)	0.02	0.04	(0.05)	0.09	0.01

Net (loss) earnings per common share attributable to Company shareholders	$(0.08)	$(0.06)	$(0.20)	$(0.23)	$(1.42)	$0.09	$0.07

Comprehensive (loss) income	$(36,417)	$(19,039)	$(83,725)	$(96,158)	$(643,557)	$(5,963)	$29,968
Comprehensive (income) loss attributable to noncontrolling interests	(8)	(93)	(1,136)	3,074	(514)	(1,365)	1,975

Comprehensive (loss) income attributable to Company shareholders	$(36,425)	$(19,132)	$(84,861)	$(93,084)	$(644,071)	$(7,328)	$31,943

	March 31, 2011		December 31,
			2010	2009	2008	2007	2006
	As Adjusted(1)	Actual
	(in thousands except for share and per share data)
Selected Balance Sheet Data:
Net investment properties less accumulated depreciation		$5,592,300	$5,686,473	$6,103,782	$6,631,506	$6,727,154	$6,873,144
Total assets		$6,249,049	$6,386,836	$6,928,365	$7,606,664	$8,305,831	$8,328,274
Mortgages and notes payable		$3,325,077	$3,602,890	$4,003,985	$4,402,602	$4,271,160	$4,313,223
Total liabilities		$4,006,795	$4,090,244	$4,482,119	$5,011,276	$4,685,539	$4,684,935
Common stock and additional paid-in-capital		$4,394,205	$4,383,758	$4,350,966	$4,313,640	$4,387,188	$3,997,044
Total shareholders’ equity		$2,240,491	$2,294,902	$2,441,550	$2,572,348	$3,598,765	$3,508,564

Ratio Data:
Total net debt to Adjusted EBITDA(2)(5)		8.5x	8.5x	9.2x
Combined net debt to combined Adjusted EBITDA(2)(5)		8.5x	8.5x	8.9x

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands except for number of properties, share and per share data)
Other Data:
Number of consolidated operating properties	282	298	284	299	305	302	306
Total GLA (in thousands)	42,216	44,429	42,491	44,496	45,957	44,845	45,132

Distributions declared per common share	$0.06	$0.04	$0.20	$0.16	$0.64	$0.64	$0.64
Funds from operations(3)	$16,371	$35,775	$135,170	$141,844	$(349,401)	$287,601	$286,398
Total net operating income(4)	$107,978	$109,939	$444,492	$442,194	$475,253
Combined net operating income(4)	$110,070	$111,105	$449,981	$445,980	$478,373
Adjusted EBITDA(5)	$98,917	$101,543	$427,752	$435,022
Combined Adjusted EBITDA(5)	$103,795	$103,317	$434,182	$452,709

Cash flows provided by (used in):
Operating activities	$31,855	$38,615	$184,072	$249,837	$309,351	$318,641	$296,578
Investing activities	$15,234	$(14,892)	$154,400	$193,706	$(178,555)	$(511,676)	$(536,257)
Financing activities	$(80,278)	$(19,438)	$(321,747)	$(438,806)	$(126,989)	$82,644	$168,583

(1)	Presents historical information as of March 31, 2011 as adjusted to give effect to (i) additional amounts drawn through July 5, 2011 under our senior secured revolving line of credit (no additional amounts were drawn through July 18, 2011) and (ii) this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.”

(2)	Total net debt to Adjusted EBITDA represents (i) our total debt less cash and cash equivalents divided by (ii) Adjusted EBITDA for the prior 12 months. Combined net debt to combined Adjusted EBITDA represents (i) the sum of (A) our total debt less cash and cash equivalents plus (B) our pro rata share of our investment property unconsolidated joint ventures’ total debt less our pro rata share of these joint ventures’ cash and cash equivalents divided by (ii) combined Adjusted EBITDA for the prior 12 months. These ratios are not presented as of December 31, 2008, 2007 or 2006. Our management believes that the ratios total net debt to Adjusted EBITDA and combined net debt to combined Adjusted EBITDA are useful because they provide investors with information regarding total debt net of cash and cash equivalents, which could be used to repay debt, compared to our performance as measured using Adjusted EBITDA and combined Adjusted EBITDA, which are described in footnote 5 below. The following table shows the reconciliation for net debt and combined net debt:

Reconciliation of Total Debt to Net Debt and Combined Net Debt

	As of March 31, 2011		As of December 31,
			2010	2009
	As Adjusted	Actual
	(in thousands)
Total debt		$3,695,077	$3,757,237	$4,110,985
Less: cash and cash equivalents		(97,024)	(130,213)	(125,904)

Net debt		$3,598,053	$3,627,024	$3,985,081

Adjusted EBITDA(5)		425,126	427,752	435,022
Net debt to Adjusted EBITDA		8.5x	8.5x	9.2x

Net debt		$3,598,053	$3,627,024	$3,985,081
Add: pro rata share of our investment property unconsolidated joint ventures total debt		78,883	79,475	62,998
Less: pro rata share of our investment property unconsolidated joint ventures cash and cash equivalents		(1,749)	(1,527)	(4,116)

Combined net debt		$3,675,187	$3,704,972	$4,043,963

Combined Adjusted EBITDA(5)		434,660	434,182	452,709
Combined net debt to combined Adjusted EBITDA		8.5x	8.5x	8.9x

(3)	For a definition and reconciliation of funds from operations, or FFO, and a statement disclosing the reasons why our management believes that presentation of FFO provides useful information to investors and, to the extent material, any additional purposes for which our management uses FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations.”

(4)	Total net operating income, or NOI, represents operating revenues (rental income, tenant recovery income, other property income, excluding straight-line rental income and amortization of acquired above and below market lease intangibles) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line ground rent expense and straight-line bad debt expense) from our consolidated investments. Total NOI is not presented for the years ended December 31, 2007 or 2006. Combined net operating income, or combined NOI, represents NOI plus our pro rata share of NOI from our investment property unconsolidated joint ventures. Combined NOI is not presented for the years ended December 31, 2007 or 2006. For a reconciliation of total net operating income, or NOI, and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, which is also applicable to combined NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” The following table shows the reconciliation between net loss from investment property unconsolidated joint ventures and combined NOI:

Reconciliation of Net Loss from Investment Property Unconsolidated Joint Ventures to Combined NOI

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Total net loss from investment property unconsolidated joint ventures	$(4,408)	$(1,211)	$(3,373)	$(14,393)	$(9,108)

Adjustments:
Straight-line rental income	$(181)	$(230)	$(979)	$(638)	$(527)
Amortization of acquired above and below market lease intangibles	53	(31)	55	50	(124)
Interest income	(2)	(598)	(2,361)	(2,430)	(2,675)
Straight-line ground rent expense	—	—	—	50	40
Straight-line bad debt expense	171	—	56	—	—
Depreciation and amortization	6,407	3,105	14,355	12,501	12,633
Provisions for impairment	2,477	—	—	9,411	3,639
Loss on lease terminations	—	496	658	718	3,316
General and administrative expenses	195	70	1,092	411	237
Interest expense	3,986	2,876	12,951	13,431	12,279
(Gain)/loss on sale of investment properties	—	—	(451)	701	—
Other expense	—	10	16	15	—

Total NOI from investment property unconsolidated joint ventures	$8,698	$4,487	$22,019	$19,827	$19,710

Pro rata share of NOI from investment property unconsolidated joint ventures	$2,092	$1,166	$5,489	$3,786	$3,120
Total NOI	$107,978	$109,939	$444,492	$442,194	$475,253

Combined NOI	$110,070	$111,105	$449,981	$445,980	$478,373

(5)	Adjusted EBITDA represents net income (loss) before interest, income taxes, depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing performance. Combined Adjusted EBITDA represents Adjusted EBITDA plus our pro rata share of the EBITDA adjustments from our investment property unconsolidated joint ventures. The further adjustments that we make to Adjusted EBITDA and combined Adjusted EBITDA are itemized in the reconciliation below. In evaluating these measures, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA and combined Adjusted EBITDA are not presented for the years ended December 31, 2008, 2007 or 2006. Our management believes that Adjusted EBITDA and combined Adjusted EBITDA are useful because they allow investors and management to evaluate and compare our performance from period to period in a meaningful and consistent manner in addition to standard financial measurements under GAAP. Adjusted EBITDA and combined Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to net income, as an indicator of operating performance or any measure of performance derived in accordance with GAAP. Our calculation of Adjusted EBITDA and combined Adjusted EBITDA may be different from the calculation used by other companies and, accordingly, comparability may be limited. The following table shows the reconciliation between net loss and Adjusted EBITDA and combined Adjusted EBITDA:

Reconciliation of Net Loss to Adjusted EBITDA and Combined Adjusted EBITDA

	Twelve Months Ended March 31, 2011	Three Months Ended March 31,		Year Ended December 31,
		2011	2010	2010	2009
	(in thousands)
Net loss	$(106,261)	$(40,017)	$(28,463)	$(94,707)	$(115,409)

Interest expense	$258,338	$61,750	$64,026	$260,614	$233,739
Interest expense (discontinued operations)	2,772	40	1,570	4,302	10,754
Depreciation and amortization	244,688	60,149	61,549	246,088	248,141
Depreciation and amortization (discontinued operations)	1,424	126	702	2,000	10,451
Loss on partial sales of investment properties	385	—	—	385	—
Gain on sales of investment properties	(2,660)	(2,660)	—	—	—
Gain on sales of investment properties (discontinued operations)	(27,213)	(3,459)	(52)	(23,806)	(26,383)
Gain on extinguishment of debt	(10,723)	(10,723)	—	—	—
Loss on lease terminations	14,182	3,338	2,982	13,826	13,735
Provision for impairment of investment properties	44,803	30,373	—	14,430	53,900
Provision for impairment of investment properties (discontinued operations)	8,627	—	—	8,627	10,800
Impairment of notes receivable	—	—	—	—	17,322
Recognized gain on marketable securities, net	(3,236)	—	(771)	(4,007)	(18,039)
Gain on interest rate locks	—	—	—	—	(3,989)

Adjusted EBITDA	$425,126	$98,917	$101,543	$427,752	$435,022

Pro rata share of adjustments from investment property unconsolidated joint ventures:
Interest expense	$2,990	$1,006	$820	$2,804	$4,294
Depreciation and amortization	4,331	1,434	884	3,781	3,372
(Gain) loss on sales of investment properties	(432)	—	—	(432)	675
Provision for impairment of investment properties	2,373	2,373	—	—	9,062
Amortization of basis (not pro rated)	272	65	70	277	284

Combined Adjusted EBITDA	$434,660	$103,795	$103,317	$434,182	$452,709

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. Our results of operations and financial condition, as reflected in the accompanying financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our tenants. You should read the following discussion with “Forward-Looking Statements,” “Our Business and Properties” and the financial statements and related notes included elsewhere in this prospectus. Throughout this “Management’s Discussion and Analysis of Financial Condition and Result of Operations” section, dollars, except per share and per square foot amounts, and share amounts are presented in thousands.

Executive Summary

We are one of the largest owners and operators of shopping centers in the United States. As of March 31, 2011, our retail operating portfolio consisted of 264 properties with approximately 35.5 million square feet of GLA, was geographically diversified across 35 states and includes power centers, community centers, neighborhood centers and lifestyle centers, as well as single-user retail properties. Our retail properties are primarily located in strong retail districts within densely populated areas in highly visible locations with convenient access to interstates and major thoroughfares. Our retail properties have a weighted average age, based on annualized base rent of only approximately 10.0 years since the initial construction or most recent major renovation. As of March 31, 2011, our retail operating portfolio was 88.5% leased, including leases signed but not commenced. In addition to our retail operating portfolio, as of March 31, 2011, we also held interests in 18 other operating properties, including 12 office properties and six industrial properties, 19 retail operating properties held by three unconsolidated joint ventures and eight retail properties under development. The following summarizes our consolidated operating portfolio as of March 31, 2011:

Description	Number of Properties	GLA (in thousands)	Percent Leased	Percent Leased and Leases Signed(1)
Retail
Wholly-owned	209	28,949	85.7%	87.6%
Joint venture(2)	55	6,542	90.3%	92.7%

Total retail	264	35,491	86.5%	88.5%
Office/Industrial
Wholly-owned	18	6,725	98.3%	98.3%

Total Consolidated Operating Portfolio	282	42,216	88.4%	90.1%

(1)	Includes leases signed but not commenced.
(2)	Represents 55 properties held in one joint venture in which we have a 77% interest. We currently anticipate using a portion of the net proceeds from this offering to exercise our option to repurchase the 23% interest held by others. As a result, following this offering we anticipate that we will own 100% of those properties.

Our shopping centers are primarily anchored or shadow anchored by strong national and regional grocers, discount retailers and other retailers that provide basic household goods or clothing, including Target, TJX Companies, PetSmart, Best Buy, Bed Bath & Beyond, Home Depot, Kohl’s, Wal-Mart, Publix and Lowe’s. As of March 31, 2011, over 90% of our shopping centers, based on GLA, were anchored or shadow anchored by a grocer, discount department store, wholesale club or retailer that sells basic household goods or clothing. Overall, we have a broad and highly diversified retail tenant base that includes approximately 1,600 tenants with no one tenant representing more than 3.3% of the total annualized base rent generated from our retail operating properties, or our retail annualized base rent.

We are encouraged by the leasing activity we have achieved during 2010 and the first three months of 2011. Due in large part to the downturn in the economy, we previously had approximately 3.2 million square feet of retail space become available due to the bankruptcies of Mervyns, Linens ‘n Things and Circuit City in 2008. As of March 31, 2011, we have been able to lease approximately 1.7 million square feet of this vacant space, primarily to existing tenants. We also sold two former Mervyns locations, aggregating approximately 154,000 square feet, to institutional buyers. In addition, as of March 31, 2011, we had under letter of intent or were in active negotiations for 61.3% of the remaining 1.4 million square feet of this GLA. In total, we have leased, sold or are in negotiations for 2.7 million square feet, or 83.5% of the 3.2 million square feet of GLA that was vacated as a result of these bankruptcies. During 2010 and the three months ended March 31, 2011, based on our retail operating portfolio, we signed 509 and 130 new and renewal leases, respectively, for a total of approximately 3.1 and 1.1 million square feet, respectively. As we continue to sign new leases, rental rates have generally been below the previous rates and we have continued to see increased demands for rent abatement and capital investment, in the form of tenant improvements and leasing commissions, required from us. However, as retail sales and the overall economy continue to improve, such rental spreads are stabilizing.

Asset Dispositions and Debt Transactions

During 2010 and the three months ended March 31, 2011, we focused on strengthening our balance sheet by deleveraging through asset dispositions and debt refinancing transactions. Specifically, in 2010, we:

•	sold eight operating properties aggregating 894,500 square feet for $104,635, resulting in net proceeds of $21,024 and debt extinguishment of $106,791;

•

closed on partial sales of eight operating properties to our RioCan joint venture aggregating 1,146,200 square feet for $159,918, resulting in net proceeds of $48,616 and debt extinguishment of $97,888; and

•	obtained mortgages and notes payable proceeds of $737,890, made mortgages and notes payable repayments of $1,018,351 and received forgiveness of debt of $50,831.

Additionally, for the three months ended March 31, 2011, we:

•	sold two operating properties aggregating 271,600 square feet for a combined sales price of $22,814, resulting in net proceeds of $22,493; and

•

borrowed $150,000 on our secured term loan and an additional $65,653 on our senior secured revolving line of credit, obtained mortgages payable proceeds of $10,424, made mortgages payable repayments of $265,674 and received forgiveness of debt of $10,723.

We plan to continue to pursue opportunistic dispositions of non-retail properties and free standing, triple-net retail properties to continue to focus our portfolio on well located, high quality shopping centers.

Joint Ventures

We leverage our leasing and property management platform through the strategic formation, capitalization and management of joint ventures. We partner with institutional capital providers to supplement our capital base in a manner accretive to our shareholders. On May 20, 2010, we entered into definitive agreements to form a joint venture with a wholly-owned affiliate of RioCan and agreed to contribute eight shopping centers located in Texas to the joint venture. Under the terms of the agreements, RioCan contributed cash for an 80% interest in the venture and we contributed a 20% interest in the properties. The joint venture acquired an 80% interest in the properties from us in exchange for cash, each of which was accounted for as a partial sale of real estate. As of March 31, 2011, our RioCan joint venture had acquired eight properties from us, all of which were acquired in 2010, for a purchase price of $159,442, and had assumed from us mortgages payable on these properties totaling approximately $97,888. In addition, we received additional earnout proceeds of $476 during the year ended December 31, 2010.

Leasing Activity

During the year ended December 31, 2010 and for the three months ended March 31, 2011, based on our retail operating portfolio, we signed 509 and 130 new and renewal leases, respectively, for a total of approximately 3.1 and 1.1 million square feet, respectively. On February 16, 2011, Borders, which, as of December 31, 2010, leased from us approximately 220,000 square feet of GLA at ten locations, which leases represented $2,600 of annualized base rent, filed for bankruptcy under Chapter 11 and, on July 18, 2011, Borders announced that it was seeking approval for the liquidation of its remaining store assets. Subsequent to March 31, 2011, Borders closed stores at five locations where it leased space from us, which leases represented approximately 115,000 square feet of GLA and $1,100 of annualized base rent, and if Borders’ liquidation is approved, the stores at the five remaining locations will also likely be closed in the next several months.

We are encouraged by the solid leasing activity we have achieved during 2010 and for the first three months of 2011 and believe that our occupancy will continue to increase over time.

Distributions

We declared distributions totaling $0.20 and $0.06 per share during 2010 and for the three months ended March 31, 2011, respectively. We have increased the quarterly distribution rate for six consecutive quarters.

Economic Conditions and Outlook

For a discussion of economic conditions and the outlook regarding the retail industry, see “Industry Overview.”

Results of Operations

We believe that property net operating income, or NOI, is a useful measure of our operating performance. We define NOI as operating revenues (rental income, tenant recovery income, other property income, excluding straight-line rental income and amortization of acquired above and below market lease intangibles) less property operating expenses (real estate tax expense and property operating expense, excluding straight-line ground rent expense and straight-line bad debt expense). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net (loss) income. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as an alternative measure of our financial performance. For reference and as an aid in understanding our computation of NOI, a reconciliation of NOI to net (loss) income as computed in accordance with GAAP has been presented.

Comparison of the three months ended March 31, 2011 and 2010

The table below presents operating information for our same store portfolio consisting of 282 operating properties acquired or placed in service prior to January 1, 2010, along with reconciliation to net operating income. The properties in the same store portfolios as described were owned for the three months ended March 31, 2011 and 2010. The properties in “Other investment properties” include our development properties, some of which have phases that are operational, and the properties that were partially sold to our RioCan joint venture during 2010, none of which qualified for discontinued operations accounting treatment.

	Three Months Ended March 31,
	2011	2010	Impact	Percentage
Revenues:
Same store investment properties (282 properties):
Rental income	$121,543	$120,939	$604	0.5
Tenant recovery income	28,393	30,995	(2,602)	(8.4)
Other property income	2,823	3,903	(1,080)	(27.7)
Other investment properties:
Rental income	1,385	4,629	(3,244)	(70.1)
Tenant recovery income	89	1,031	(942)	(91.4)
Other property income	2	80	(78)	(97.5)
Expenses:
Same store investment properties (282 properties):
Property operating expenses	(26,465)	(27,649)	1,184	4.3
Real estate taxes	(19,027)	(21,912)	2,885	13.2
Other investment properties:
Property operating expenses	(518)	(1,011)	493	48.8
Real estate taxes	(247)	(1,066)	819	76.8
Property net operating income:
Same store investment properties	107,267	106,276	991	0.9
Other investment properties	711	3,663	(2,952)	(80.6)

Total net operating income	107,978	109,939	(1,961)	(1.8)
Other income (expense):
Straight-line rental income	723	1,920	(1,197)
Amortization of acquired above and below market lease intangibles	375	560	(185)
Amortization of lease inducements	(15)	(15)	—
Straight-line ground rent expense	(956)	(1,128)	172
Straight-line bad debt expense	(825)	546	(1,371)
Insurance captive income	—	713	(713)
Depreciation and amortization	(60,149)	(61,549)	1,400
Provision for impairment of investment properties	(30,373)	—	(30,373)
Loss on lease terminations	(3,338)	(2,982)	(356)
Insurance captive expenses	—	(1,225)	1,225
General and administrative expenses	(6,328)	(4,826)	(1,502)
Dividend income	676	1,683	(1,007)
Interest income	180	187	(7)
Gain on extinguishment of debt	10,723	—	10,723
Equity in (loss) income of unconsolidated joint ventures	(2,178)	10	(2,188)
Interest expense	(61,750)	(64,026)	2,276
Co-venture obligation expense	(1,792)	(1,792)	—
Recognized gain on marketable securities, net	—	771	(771)
Other income (expense)	582	(5,092)	5,674

Loss from continuing operations	(46,467)	(26,306)	(20,161)	(76.6)
Discontinued operations:
Operating income (loss)	331	(2,209)	2,540
Gain on sales of investment properties	3,459	52	3,407

Income (loss) from discontinued operations	3,790	(2,157)	5,947	275.7
Gain on sales of investment properties	2,660	—	2,660

Net loss	(40,017)	(28,463)	(11,554)	(40.6)
Net income attributable to noncontrolling interests	(8)	(93)	85	91.4

Net loss attributable to Company shareholders	$(40,025)	$(28,556)	$(11,469)	(40.2)

Total net operating income decreased by $1,961, or 1.8%. Total rental income, tenant recovery and other property income decreased by $7,342, or 4.5%, and total property operating expenses decreased by $5,381, or 10.4%, for the three months ended March 31, 2011, as compared to March 31, 2010.

Rental income. Rental income increased $604, or 0.5%, on a same store basis from $120,939 to $121,543. The same store increase is primarily due to:

•

an increase of $4,543 composed of $9,320 as a result of new tenant leases replacing former tenants partially offset by $4,777 from early terminations and natural expirations of certain tenant leases; and

•

a decrease of $4,118 due to reduced rent as a result of co-tenancy provisions in certain leases, reduced percentage rent as a result of decreased tenant sales, and increased rent abatements as a result of efforts to increase occupancy.

Although same store rental income increased, overall rental income decreased $2,640, or 2.1%, from $125,568 to $122,928, primarily due to a decrease of $3,244 in other investment properties consisting of:

•	a decrease of $3,380 due to the partial sale of eight investment properties to our RioCan joint venture during 2010, partially offset by

•	an increase of $135 related to development properties placed into service.

Tenant recovery income. Tenant recovery income decreased $2,602, or 8.4%, on a same store basis from $30,995 to $28,393, primarily due to:

•

a 9.5% decrease in common area maintenance recovery income, primarily due to reduced recoverable property operating expenses described below and a reduction in the 2010 tenant recovery income estimates as a result of the common area maintenance reconciliation process completed during the three months ended March 31, 2011, and

•	a 3.5% decrease in real estate tax recovery, primarily resulting from reduced real estate tax expense as described below.

Overall, tenant recovery income decreased $3,544, or 11.1%, from $32,026 to $28,482, primarily due to the decrease in the same store portfolio described above and a decrease in recovery income of $631 resulting from properties partially sold to our RioCan joint venture during the third and fourth quarters of 2010.

Other property income. Other property income decreased overall by $1,158, or 29.1%, due to decreases in termination fee income, parking revenue and direct recovery income.

Property operating expenses. Property operating expenses decreased $1,184, or 4.3%, on a same store basis from $27,649 to $26,465. The same store decrease is primarily due to:

•	a decrease in bad debt expense of $1,069, and

•

a decrease in certain recoverable property operating expenses of $461 due to the continued efforts of management to contain costs, partially offset by an increase in non-recoverable property operating expenses of $348.

Overall, property operating expenses decreased $1,677, or 5.9%, from $28,660 to $26,983, due to the decrease in the same store portfolio described above, in addition to a decrease in certain non-recoverable and recoverable property operating expenses of $141 and $427, respectively, partially offset by an increase in bad debt expense of $74 in other investment properties.

Real estate taxes. Real estate taxes decreased $2,885, or 13.2%, on a same store basis from $21,912 to $19,027. This decrease is primarily due to:

•	a decrease of $1,808 in prior year estimates adjusted during the three months ended March 31, 2011, based on actual real estate taxes paid;

•	a net decrease of $1,232 over 2010 real estate tax expense primarily due to decreases in assessed values, partially offset by

•	a decrease of $245 in real estate tax refunds received during the three months ended March 31, 2011 for prior year tax assessment adjustments.

Overall, real estate taxes decreased $3,704, or 16.1%, from $22,978 to $19,274, primarily due to the decrease in the same store portfolio described above and a decrease in real estate tax expense of $696 resulting from properties partially sold to our RioCan joint venture during the third and fourth quarters of 2010.

Other income (expense). Other income (expense) changed from net expense of $136,245 to net expense of $154,445. The increase in net expense of $18,200, or 13.4%, is primarily due to:

•

a $30,373 increase in provision for impairment of investment properties. Based on the results of our evaluations for impairment (see Notes 12 and 13 to the condensed consolidated financial statements), we recognized impairment charges of $30,373 and none for the three months ended March 31, 2011 and 2010, respectively. Although 39 of our properties had impairment indicators at March 31, 2011, undiscounted cash flows for those properties exceeded their respective carrying values by a weighted average of 52%. Accordingly, no additional impairment provisions were warranted for these properties. This increase in provision for impairment was partially offset by

•

a $10,723 increase in gain on extinguishment of debt due to debt forgiveness related to two properties which were added as collateral to the amended and restated senior secured credit facility (see Note 9 to the condensed consolidated financial statements) and

•	a $5,674 positive change in other income (expense) due primarily to $4,000 of expense recorded in 2010 related to a litigation matter settlement.

Discontinued operations. Discontinued operations consist of amounts related to two properties and eight properties that were sold during the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. We closed on the sale of two single-user retail properties during the three months ended March 31, 2011 aggregating 271,600 square feet, for a combined sales price of $22,814. The aggregated sales resulted in net sales proceeds totaling $22,493 and total gains of $3,459. The debt on both properties was repaid prior to sale. There were no properties that qualified for held for sale accounting treatment as of March 31, 2011. We closed on eight properties during the year ended December 31, 2010 aggregating 894,500 square feet, for a combined sales price of $104,635. The aggregated sales resulted in the extinguishment or repayment of $106,791 of debt, net sales proceeds totaling $21,024 and total gains of $23,806. The properties disposed of included two office buildings, five single-user retail properties and one medical center. Included in this was an office building aggregating 382,600 square feet that was transferred through a deed in lieu of foreclosure to the property’s lender resulting in a gain on sale of $19,841. There were no properties that qualified for held for sale accounting treatment as of December 31, 2010.

Comparison of the years ended December 31, 2010 to December 31, 2009

The table below presents operating information for our same store portfolio consisting of 282 operating properties acquired or placed in service prior to January 1, 2009, along with a reconciliation to net operating income. The properties in the same store portfolios as described were owned for the years ended December 31, 2010 and 2009. The properties in “Other investment properties” include the properties that were partially sold to our RioCan joint venture during 2010, none of which qualified for discontinued operations accounting treatment.

	2010	2009	Impact	Percentage
Revenues:
Same store investment properties (282 properties):
Rental income	$483,207	$490,675	$(7,468)	(1.5)
Tenant recovery income	111,520	116,952	(5,432)	(4.6)
Other property income	16,131	18,713	(2,582)	(13.8)
Other investment properties:
Rental income	17,835	18,811	(976)	(5.2)
Tenant recovery income	3,660	5,039	(1,379)	(27.4)
Other property income	459	91	368	404.4
Expenses:
Same store investment properties (282 properties):
Property operating expenses	(98,369)	(110,230)	11,861	10.8
Real estate taxes	(82,907)	(89,073)	6,166	6.9
Other investment properties:
Property operating expenses	(3,980)	(4,660)	680	14.6
Real estate taxes	(3,064)	(4,124)	1,060	25.7
Property net operating income:
Same store investment properties	429,582	427,037	2,545	0.6
Other investment properties	14,910	15,157	(247)	(1.6)

Total net operating income	444,492	442,194	2,298	0.5
Other income (expense):
Straight-line rental income	7,595	8,010	(415)
Amortization of acquired above and below market lease intangibles	1,969	2,340	(371)
Straight-line ground rent expense	(4,109)	(3,987)	(122)
Straight-line bad debt expense	(124)	(3,693)	3,569
Insurance captive income	2,996	2,261	735
Depreciation and amortization	(246,088)	(248,141)	2,053
Provision for impairment of investment properties	(14,430)	(53,900)	39,470
Loss on lease terminations	(13,826)	(13,735)	(91)
Insurance captive expenses	(3,392)	(3,655)	263
General and administrative expenses	(18,119)	(21,191)	3,072
Dividend income	3,472	10,132	(6,660)
Interest income	740	1,483	(743)
Loss on partial sales of investment properties	(385)	—	(385)
Equity in income (loss) of unconsolidated joint ventures	2,025	(11,299)	13,324
Interest expense	(260,614)	(233,739)	(26,875)
Co-venture obligation expense	(7,167)	(597)	(6,570)
Recognized gain on marketable securities, net	4,007	18,039	(14,032)
Impairment of notes receivable	—	(17,322)	17,322
Gain on interest rate locks	—	3,989	(3,989)
Other expense	(3,531)	(9,599)	6,068

Loss from continuing operations	(104,489)	(132,410)	27,921	21.1
Discontinued operations:
Operating loss	(14,024)	(9,382)	(4,642)
Gain on sales of investment properties	23,806	26,383	(2,577)

Income from discontinued operations	9,782	17,001	(7,219)	(42.5)

Net loss	(94,707)	(115,409)	20,702	17.9
Net (income) loss attributable to noncontrolling interests	(1,136)	3,074	(4,210)	(137.0)

Net loss attributable to Company shareholders	$(95,843)	$(112,335)	$16,492	14.7

Total net operating income increased by $2,298, or 0.5%. Total rental income, tenant recovery and other property income decreased by $17,469, or 2.7%, and total property operating expenses decreased by $19,767, or 9.5%, for the year ended December 31, 2010, as compared to December 31, 2009.

Rental income. Rental income decreased $7,468 or 1.5%, on a same store basis from $490,675 to $483,207. The same store decrease is primarily due to:

•

an increase of $11,034 composed of $34,388 as a result of new tenant leases replacing former tenants partially offset by $23,354 from early terminations and natural expirations of certain tenant leases;

•

a decrease of $17,616 due to reduced rent as a result of co-tenancy provisions in certain leases, reduced percentage rent as a result of decreased tenant sales, and increased rent abatements as a result of efforts to increase occupancy.

Overall, rental income decreased $8,444, or 1.7%, from $509,486 to $501,042, primarily due to the same store portfolio described above, in addition to a decrease of $976 in other investment properties primarily due to:

•	a decrease of $1,795 due to the partial sale of eight investment properties to our RioCan joint venture during 2010, partially offset by

•	an increase of $660 related to development properties placed into service subsequent to December 31, 2008.

Tenant recovery income. Tenant recovery income decreased $5,432, or 4.6%, on a same store basis from $116,952 to $111,520, primarily due to:

•	a 9.2% decrease in common area maintenance recovery income, primarily due to reduced recoverable property operating expenses described below, and

•	a 6.9% decrease in real estate tax recovery, primarily resulting from reduced real estate tax expense as described below.

Overall, tenant recovery income decreased $6,811, or 5.6%, from $121,991 to $115,180, primarily due to the decrease in the same store portfolio described above and a decrease in recovery income from properties partially sold to our RioCan joint venture.

Other property income. Other property income decreased overall by $2,214, or 11.8%, due to decreases in termination fee income, parking revenue and direct recovery income.

Property operating expenses. Property operating expenses decreased $11,861, or 10.8%, on a same store basis from $110,230 to $98,369. The same store decrease is primarily due to:

•	a decrease in bad debt expense of $3,832, and

•	a decrease in certain non-recoverable and recoverable property operating expenses of $2,310 and $5,001, respectively, due to the continued efforts of management to contain costs.

Overall, property operating expenses decreased $12,541, or 10.9%, from $114,890 to $102,349, due to the decrease in the same store portfolio described above, in addition to a decrease in bad debt expense of $443 and a decrease in certain non-recoverable and recoverable property operating expenses of $194 and $137, respectively, in other investment properties.

Real estate taxes. Real estate taxes decreased $6,166, or 6.9%, on a same store basis from $89,073 to $82,907. This decrease is primarily due to:

•	a net decrease of $4,606 over 2009 real estate tax expense primarily due to decreases in assessed values;

•	an increase of $2,089 in real estate tax refunds received during 2010 for prior year tax assessment adjustments; partially offset by

•	an increase in tax consulting fees of $574 as a result of successful reductions to proposed increases to assessed valuations or tax rates at certain properties.

Overall, real estate taxes decreased $7,226, or 7.8%, from $93,197 to $85,971 primarily due to the decrease in the same store portfolio described above and a net decrease of $995 over 2009 real estate tax expense due to decreases in assessed values on certain properties partially sold to our RioCan joint venture.

Other income (expense). Other income (expense) changed from net expense of $574,604 to net expense of $548,981. The decrease in net expense of $25,623, or 4.5%, is primarily due to:

•

a $39,470 decrease in provision for impairment of investment properties. Based on the results of our evaluations for impairment (see Notes 14 and 15 to the consolidated financial statements), we recognized impairment charges of $14,430 and $53,900 for the year ended December 31, 2010 and 2009, respectively. Although 41 of our properties had impairment indicators at December 31, 2010, undiscounted cash flows for those properties exceeded their respective carrying values by a weighted average of 53%. Accordingly, no additional impairment provisions were warranted for these properties;

•	a $17,322 decrease in impairment of notes receivable due to the impairment of two notes receivable in 2009;

•	a $13,324 decrease in equity in loss of unconsolidated joint ventures due primarily to impairments recorded by one joint venture in 2009 that did not reoccur in 2010, partially offset by

•

a $14,032 decrease in recognized gain on marketable securities primarily as a result of a significant liquidation of the marketable securities portfolio in 2009 and no other-than-temporary impairment recorded in 2010 as compared to other-than-temporary impairment of $24,831 recorded in 2009; and

•	a $26,875 increase in interest expense primarily due to:

-	higher interest rates on refinanced debt resulting in an increase of $15,927;

-	an increase of $16,214 related to the senior and junior mezzanine notes of IW JV that were entered into in December 2009, partially offset by

-	a decrease in prepayment penalties and other costs associated with refinancings of $2,685, and

-	a decrease in other financing costs of $1,632 due to a decrease in the amount of preferred returns paid to a joint venture partner.

Discontinued operations. Discontinued operations consist of amounts related to eight properties that were sold during each of the years ended December 31, 2010 and 2009 and two properties that were sold during the three months ended March 31, 2011, each of which qualifies as discontinued operations. We closed on eight properties during the year ended December 31, 2010 aggregating 894,500 square feet, for a combined sales price of $104,635. The aggregated sales resulted in the extinguishment or repayment of $106,791 of debt, net sales proceeds totaling $21,024 and total gains of $23,806. The properties disposed included two office buildings, five single-user retail properties and one medical center. Included in this was an office building aggregating 382,600 square feet that was transferred through a deed in lieu of foreclosure to the property’s lender resulting in a gain on sale of $19,841. There were no properties that qualified for held for sale accounting treatment as of December 31, 2010. We closed on the sale of eight properties during the year ended December 31, 2009 aggregating 1,579,000 square feet, for a combined sales price of $338,057. The aggregated sales resulted in the extinguishment or repayment of $208,552 of debt, net sales proceeds totaling $123,944 and total gains on sale of $26,383. The properties sold included three office buildings, three single-user retail properties and two multi-tenant properties.

Comparison of the years ended December 31, 2009 to December 31, 2008

The table below presents operating information for our same store portfolio consisting of 279 operating properties acquired or placed in service prior to January 1, 2008, along with a reconciliation to net operating income. The properties in the same store portfolios as described were owned for the years ended December 31, 2009 and 2008.

	2009	2008	Impact	Percentage
Revenues:
Same store investment properties (279 properties):
Rental income	$494,151	$529,880	$(35,729)	(6.7)
Tenant recovery income	118,155	128,302	(10,147)	(7.9)
Other property income	18,516	19,504	(988)	(5.1)
Other investment properties:
Rental income	15,335	8,831	6,504	73.6
Tenant recovery income	3,836	2,133	1,703	79.8
Other property income	288	237	51	21.5
Expenses:
Same store investment properties (279 properties):
Property operating expenses	(110,546)	(123,340)	12,794	10.4
Real estate taxes	(89,816)	(85,774)	(4,042)	(4.7)
Other investment properties:
Property operating expenses	(4,344)	(3,037)	(1,307)	(43.0)
Real estate taxes	(3,381)	(1,483)	(1,898)	(128.0)
Property net operating income:
Same store investment properties	430,460	468,572	(38,122)	(8.1)
Other investment properties	11,734	6,681	5,053	75.6

Total net operating income	442,194	475,253	(33,059)	(7.0)
Other income (expense):
Straight-line rental income	8,010	12,181	(4,171)
Amortization of acquired above and below market lease intangibles	2,340	2,504	(164)
Straight-line ground rent expense	(3,987)	(5,186)	1,199
Straight-line bad debt expense	(3,693)	(8,749)	5,056
Insurance captive income	2,261	1,938	323
Depreciation and amortization	(248,141)	(249,243)	1,102
Provision for impairment of investment properties	(53,900)	(51,600)	(2,300)
Loss on lease terminations	(13,735)	(64,648)	50,913
Insurance captive expenses	(3,655)	(2,874)	(781)
General and administrative expenses	(21,191)	(19,997)	(1,194)
Dividend income	10,132	24,010	(13,878)
Interest income	1,483	4,329	(2,846)
Equity in loss of unconsolidated joint ventures	(11,299)	(4,939)	(6,360)
Interest expense	(233,739)	(209,769)	(23,970)
Co-venture obligation expense	(597)	—	(597)
Recognized gain (loss) on marketable securities, net	18,039	(160,888)	178,927
Impairment of goodwill	—	(377,916)	377,916
Impairment of investment in unconsolidated entity	—	(5,524)	5,524
Impairment of notes receivable	(17,322)	—	(17,322)
Gain (loss) on interest rate locks	3,989	(16,778)	20,767
Other expense	(9,599)	(1,062)	(8,537)

Loss from continuing operations	(132,410)	(658,958)	526,548	79.9
Discontinued operations:
Operating loss	(9,382)	(24,255)	14,873
Gain on sales of investment properties	26,383	—	26,383

Income (loss) from discontinued operations	17,001	(24,255)	41,256	170.1

Net loss	(115,409)	(683,213)	567,804	83.1
Net loss (income) attributable to noncontrolling interests	3,074	(514)	3,588	698.1

Net loss attributable to Company shareholders	$(112,335)	$(683,727)	$571,392	83.6

Net operating income decreased by $33,059, or 7.0%. Total rental income, tenant recovery and other property income decreased by $38,606, or 5.6%, and total property operating expenses decreased by $5,547, or 2.6%, for the year ended December 31, 2009, as compared to December 31, 2008.

Rental income. Rental income decreased $35,729 or 6.7%, on a same store basis from $529,880 to $494,151. The same store decrease is primarily due to:

•	a decrease of $28,548 in rental income due to tenant bankruptcies, primarily Linens ‘n Things, Circuit City and Mervyns;

•

a decrease of $3,657, composed of $7,292 as a result of early termination and natural expirations of certain tenant leases, partially offset by $3,635 from new tenant leases replacing former tenants; and

•	a decrease of $4,409 due to reduced rent as a result of co-tenancy provisions in certain leases and reduced percentage rent as a result of decreased tenant sales; partially offset by

•	an increase of $1,939 due to earnouts completed subsequent to December 31, 2007.

Overall, rental income decreased $29,225, or 5.4%, from $538,711 to $509,486, primarily due to the same store portfolio described above, partially offset by an increase of $6,504 in other investment properties primarily due to:

•	an increase of $3,158 due to investment properties acquired subsequent to December 31, 2007; and

•	an increase of $2,854 related to development properties placed into service subsequent to December 31, 2007.

Tenant recovery income. Tenant recovery income decreased $10,147, or 7.9%, on a same store basis from $128,302 to $118,155, primarily due to:

•

a 14.0% decrease in common area maintenance recovery income primarily due to reduced recoverable property operating expenses described below and reduced occupancy due to tenant vacancies resulting from 2008 bankruptcies and early lease terminations; and

•	a 2.9% decrease in real estate tax recovery primarily resulting from reduced occupancy as described above.

Overall, tenant recovery income decreased $8,444, or 6.5%, from $130,435 to $121,991, primarily due to the decrease in the same store portfolio described above, partially offset by recovery income from investment properties purchased after December 31, 2007 and phases of developments that have been placed into service subsequent to December 31, 2007.

Other property income. Other property income decreased overall by $937, or 4.7%, due to decreases in termination fee income, parking revenue and direct recovery income.

Property operating expenses. Property operating expenses decreased $12,794, or 10.4%, on a same store basis from $123,340 to $110,546. The same store decrease is primarily due to:

•	a decrease in bad debt expense of $6,674; and

•	a decrease in certain non-recoverable and recoverable property operating expenses of $6,459.

Overall, property operating expenses decreased $11,487, or 9.1%, from $126,377 to $114,890, due to the decrease in the same store portfolio described above, partially offset by an increase of $1,307 in other investment properties as follows:

•	an increase in bad debt expense of $209; and

•	an increase in certain non-recoverable and recoverable property operating expenses of $536 and $628, respectively.

Real estate taxes. Real estate taxes increased $4,042, or 4.7%, on a same store basis from $85,774 to $89,816. The same store increase is primarily due to:

•	an increase of $2,027 related to investment properties where vacated tenants with triple net leases had paid real estate taxes directly to the taxing authorities during 2008;

•	an increase of $1,092 in prior year estimates adjusted during 2009, based on actual real estate taxes paid;

•	a net increase of $190 over 2008 real estate tax expense due to normal increases and decreases in assessed values;

•	a decrease of $445 in real estate tax refunds received during 2009 for prior year tax assessment adjustments; and

•	an increase in tax consulting fees of $288 as a result of successful reductions to proposed increases to assessed valuations or tax rates at certain properties.

Overall, real estate taxes increased $5,940, or 6.8%, from $87,257 to $93,197. The other investment properties representing properties acquired subsequent to December 31, 2007 and phases of developments that have been placed into service resulted in an increase in real estate taxes of $1,898.

Other income (expense). Other income (expense) changed from net expense of $1,134,211 to net expense of $574,604. The decrease in net expense of $559,607, or 49.3% is primarily due to:

•	a $377,916 impairment of goodwill recognized in 2008;

•

a $178,927 decrease in recognized loss on marketable securities primarily as a result of a significant liquidation of the marketable securities portfolio in 2009 and $24,831 of other-than-temporary impairment recorded in 2009 as compared to other-than-temporary impairment of $160,327 recorded in 2008;

•

a $50,913 decrease in loss on lease terminations as a result of a decrease in tenants that vacated prior to lease expiration due to tenant bankruptcies and economic challenges facing tenants during 2009 as compared to 2008; and

•	a $20,767 decrease in loss on interest rate locks due to impairment recorded during 2008; partially offset by

•	a $13,878 decrease in dividend income due to sales of marketable securities, dividend reductions and suspensions;

•

a $4,171 decrease in straight-line rental income primarily due to reduced occupancy from tenant vacancies and tenant bankruptcies in 2008 and tenants with co-tenancy rent reductions in 2009 as a result of such bankruptcies;

•

a $2,846 decrease in interest income as a result of full or partial payoffs of notes receivable subsequent to December 31, 2007, the impairment of a note receivable as of June 30, 2009 and $1,623 as a result of short-term investments receiving lower interest rates in interest bearing accounts; and

•	an increase of $23,970 in interest expense primarily due to:

-	higher interest rates on refinanced debt resulting in an increase of $6,667 and additional interest expense of $4,068 incurred prior to the completion of certain long-term refinancings;

-	prepayment penalties and other costs associated with refinancings of $5,066;

-	decreases in capitalized interest of $6,256 due to certain phases of our developments being placed into service;

-	an increase in interest on our line of credit of $3,389 due primarily to an increase in the interest rate; and

-	an increase of $2,650 related to the fixed variable spread related to our interest rate swaps, partially offset by decreases in margin payable interest of $3,192 due to decreases in the margin payable balance.

Discontinued operations. Discontinued operations consist of amounts related to eight properties that were sold during each of the years ended December 31, 2010 and 2009 and two properties that were sold during the three months ended March 31, 2011, each of which qualifies as discontinued operations. Refer to discussion comparing 2010 and 2009 results for more detail on the transactions that resulted in discontinued operations.

Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a standard known as funds from operations, or FFO. We believe that FFO, which is a non-GAAP performance measure, provides an additional and useful means to assess the operating performance of REITs. As defined by NAREIT, FFO means net (loss) income computed in accordance with GAAP, excluding gains (or losses) from sales of investment properties, plus depreciation and amortization on investment properties including adjustments for unconsolidated joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO because management believes that, subject to the following limitations, FFO provides a basis for comparing our performance and operations to those of other REITs. FFO is not intended to be an alternative to “Net Income” as an indicator of our performance nor to “Cash Flows from Operating Activities” as determined by GAAP as a measure of our capacity to pay distributions.

Our FFO and cash flow from operating activities for the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006 is as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Net (loss) income attributable to Company shareholders	$(40,025)	$(28,556)	$(95,843)	$(112,335)	$(683,727)	$41,669	$31,943
Add:
Depreciation and amortization(1)	65,447	67,245	267,500	279,361	337,070	280,688	260,042
Less:
Gain on sales of investment properties	(6,119)	(52)	(24,465)	(21,545)	—	(31,313)	—
Noncontrolling interests share of depreciation related to consolidated joint ventures	(2,932)	(2,862)	(12,022)	(3,637)	(2,744)	(3,443)	(5,587)

Funds from operations	$16,371	$35,775	$135,170	$141,844	$(349,401)	$287,601	$286,398

Cash flow from operating activities	$31,855	$38,615	$184,072	$249,837	$309,351	$318,641	$296,578

(1)	Includes our share of depreciation and amortization from unconsolidated joint ventures and depreciation and amortization from discontinued operations.

Depreciation and amortization related to investment properties for purposes of calculating FFO includes loss on lease terminations, which encompasses the write-off of tenant related assets, including tenant improvements and in-place lease values, as a result of early lease terminations. Total loss on lease terminations for the three months ended March 31, 2011 and 2010 were $3,338 and $2,982, respectively. Total loss on lease terminations for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 were $13,826, $13,735, $67,092, $11,788 and $4,570, respectively.

The decrease in FFO for the three months ended March 31, 2011 compared to the same period in 2010 is primarily due to an increase in impairment on investment properties of $30,373 and a decrease in revenues of $9,437, partially offset by an increase in gain on debt extinguishment of $10,723, a positive change in other income (expense) of $5,674 and a decrease in real estate tax expense of $3,704.

Liquidity and Capital Resources

We anticipate that cash flows from operating activities will provide adequate capital for all scheduled interest and monthly principal payments on outstanding indebtedness, current and anticipated tenant improvement or other capital obligations, the shareholder distribution required to maintain REIT status and compliance with financial covenants of our credit agreement for the next twelve months and beyond.

Our primary expected uses and sources of our consolidated cash and cash equivalents are as follows:

USES	SOURCES

Short-Term:	Short-Term:

•    Tenant improvement allowances

•    Improvements made to individual properties that are not recoverable through common area maintenance charges to tenants

•    Distribution payments

•    Debt repayment requirements, including principal, interest and costs to refinance

•    Corporate and administrative expenses

•    Operating cash flow

•    Available borrowings under revolving credit facility

•    Distribution reinvestment plan

•    Secured loans collateralized by individual properties

•    Asset sales

•    Cash and cash equivalents

Long-Term:	Long-Term:

• Acquisitions • New development • Major redevelopment, renovation or expansion programs at individual properties • Debt repayment requirements, including both principal and interest	• Secured loans collateralized by individual properties • Long-term construction project financing • Joint venture equity from institutional partners • Sales of marketable securities • Asset sales

One of our main areas of focus over the last few years has been on strengthening our balance sheet and addressing debt maturities. We have pursued this goal through a combination of the refinancing or repayment of maturing debt, a reduction in our rate of distributions to shareholders as compared to distributions from a few years ago, the suspension of our share repurchase program and total or partial dispositions of assets through sales or contributions to joint ventures. In addition, we focused on controlling operating expenses and deferring certain discretionary capital expenditures to preserve cash. As of March 31, 2011, we had approximately $911,139 of debt scheduled to mature through the end of 2012. As of July 18, 2011, we had repaid or received debt forgiveness for $173,025 of that debt. For substantially all of the remaining $738,114 of debt, we plan on satisfying our obligations by refinancing this debt using either our senior secured credit facility or other new long-term borrowings. In certain circumstances, for non-recourse mortgage indebtedness, we may seek to negotiate a discounted payoff amount or satisfy our obligation by delivering the property to the lender. We may not be able to refinance our existing debt when it becomes due or to obtain new debt financing for acquisitions or development projects, or we may be forced to accept less favorable terms, including increased collateral to secure development projects, higher interest rates and/or more restrictive covenants. If we are not successful in refinancing our debt when it becomes due, we may default under our loan obligations, enter into foreclosure proceedings, or be forced to dispose of properties on disadvantageous terms, any of which might adversely affect our ability to service other debt and meet our other obligations.

Liquidity

The table below summarizes our consolidated indebtedness, net of premium and discount, at March 31, 2011:

Debt	Aggregate Principal Amount at March 31, 2011	Interest Rate/ Weighted Average Interest Rate	Years to Maturity/Weighted Average Years to Maturity
Mortgages payable	$2,595,247	5.88%	5.9 years
IW JV mortgages payable	494,731	7.50%	8.7 years
IW JV senior mezzanine note	85,000	12.24%	8.7 years
IW JV junior mezzanine note	40,000	14.00%	8.7 years
Construction loans	86,838	3.84%	1.0 years
Mezzanine note	13,900	11.00%	2.7 years
Margin payable	9,361	0.59%	0.8 year

Mortgages and notes payable	3,325,077

Secured credit facility	370,000	4.31%	1.8 years

Total consolidated indebtedness	$3,695,077

Mortgages Payable and Construction Loans

Mortgages payable outstanding as of March 31, 2011, including construction loans and IW JV mortgages payable which are discussed further below, were $3,176,816 and had a weighted average interest rate of 6.07% at March 31, 2011. Of this amount, $3,082,773 had fixed rates ranging from 4.44% to 8.00% (10.05% for matured mortgages payable) and a weighted average fixed rate of 6.13% at March 31, 2011. The remaining $94,043 of mortgages payable represented variable rate loans with a weighted average interest rate of 4.09% at March 31, 2011. Properties with a net carrying value of $4,750,961 at March 31, 2011 and related tenant leases are pledged as collateral for the mortgage loans and development properties with a net carrying value of $147,035 at March 31, 2011 and related tenant leases are pledged as collateral for the construction loans. Generally, other than IW JV mortgages payable, our mortgages payable are secured by individual properties or small groups of properties. As of March 31, 2011, scheduled maturities for our outstanding mortgage indebtedness had various due dates through March 1, 2037.

During the three months ended March 31, 2011, we obtained mortgages proceeds of $10,424, made mortgages repayments of $265,674 and received debt forgiveness of $10,723. The new mortgages payable that we entered into during the three months ended March 31, 2011 have interest rates ranging from 4.83% to 5.50% and maturities up to 15 years. The stated interest rates of the loans repaid during the three months ended March 31, 2011 ranged from 4.58% to 8.00%.

IW JV Mortgages Payable and Mezzanine Notes

On November 29, 2009, we transferred a portfolio of 55 investment properties and the entities which owned them into IW JV, which at the time was a newly formed wholly-owned subsidiary. Subsequently, in connection with a $625,000 debt refinancing transaction, which consisted of $500,000 of mortgages payable and $125,000 of notes payable, on December 1, 2009, we raised additional capital of $50,000 from a related party, Inland Equity, in exchange for a 23% noncontrolling interest in IW JV. We currently anticipate using a portion of net proceeds from this offering to repurchase Inland Equity’s interest in IW JV. As a result, following this offering we will own 100% of IW JV. Inland Equity is owned by certain individuals, including Daniel L. Goodwin, who beneficially owns more than 5% of our common stock, and Robert D. Parks, who was the Chairman of our Board until October 12, 2010 and who is Chairman of the Board of certain affiliates of The Inland Group, Inc. The independent directors committee reviewed and recommended approval of this transaction to our board of directors.

Mezzanine Note and Margin Payable

During the year ended December 31, 2010, we borrowed $13,900 from a third party in the form of a mezzanine note and used the proceeds as a partial paydown of the mortgage payable, as required by the lender. The mezzanine note bears interest at 11.00% and matures in three years. Additionally, we purchase a portion of our securities through a margin account. As of March 31, 2011 and December 31, 2010, we had recorded a payable of $9,361 and $10,017, respectively, for securities purchased on margin. This debt bears a variable interest rate of LIBOR plus 35 basis points. At March 31, 2011, this rate was equal to 0.59%. This debt is due upon demand. The value of our marketable securities serves as collateral for this debt. During the three months ended March 31, 2011, we did not borrow on our margin account and paid down $656.

Senior Secured Line of Credit and Secured Term Loan

As of December 31, 2010, we had a credit agreement with KeyBank National Association and other financial institutions for borrowings up to $200,000, subject to a collateral pool requirement. The credit agreement had a maturity date of October 14, 2011. The outstanding balance on the line of credit at December 31, 2010 and December 31, 2009 was $154,347 and $107,000, respectively.

On February 4, 2011, we amended and restated our existing credit agreement to provide for a senior secured credit facility in the aggregate amount of $585,000, consisting of a $435,000 senior secured revolving line of credit and a $150,000 secured term loan from a number of financial institutions. The senior secured revolving line of credit also contains an accordion feature that allows us to increase the availability thereunder to up to $500,000 in certain circumstances.

Upon closing, we borrowed the full amount of the term loan and, as of March 31, 2011 and July 18, 2011, we had a total of $220,000 and $325,000 outstanding under the senior secured line of credit, respectively. The amount outstanding as of July 18, 2011 includes $154,347 that had been outstanding under our line of credit prior to the amendment and restatement of our credit agreement and $170,653 of additional borrowings. We used the secured term loan and the additional borrowings under our senior secured revolving line of credit to, among other things, repay $431,813 of mortgage debt, including debt forgiveness of $14,438, that was secured by 33 properties (including one partial property) and had a weighted average interest rate of 5.10% per annum. As of March 31, 2011, management believes we were not out of compliance with any financial covenants under the credit agreement.

Availability. The aggregate availability under the senior secured revolving line of credit shall at no time exceed the lesser of (x) 65% of the appraised value of the borrowing base properties through the date of the issuance of our financial statements for the quarter ending March 31, 2012 and 60% thereafter and (y) the amount that would result in a debt service coverage ratio for the borrowing base properties of not less than 1.50x through the date of the issuance of our financial statements for the quarter ending March 31, 2012 and 1.60x thereafter, in each case, less the outstanding balance under the secured term loan. As of July 18, 2011, the total availability under the senior secured revolving line of credit was $346,000, of which we had borrowed $325,000.

Maturity and Interest. The senior secured revolving line of credit and the secured term loan mature on February 3, 2013; with a one-year extension option that we may exercise as long as there is no existing default, we are in compliance with all covenants and we pay an extension fee. The senior secured revolving line of credit and the secured term loan bear interest at a rate per annum equal to the London Interbank Offered Rate, or LIBOR, plus a margin of between 2.75% and 4.00% based on our leverage ratio as calculated under the credit agreement. As of July 18, 2011, the interest rate under the senior secured revolving line of credit was 3.69% and the interest rate under the secured term loan was 3.81%.

Security. The senior secured revolving line of credit and secured term loan are secured by mortgages on the borrowing base properties and are our direct recourse obligation.

Financial Covenants. The senior secured revolving line of credit and secured term loan include the following financial covenants: (i) maximum leverage ratio not to exceed 67.5%, which ratio will be reduced to 65% beginning on the date of the issuance of our financial statements for the quarter ending December 31, 2011 and 60% beginning on the date of the issuance of our financial statements for the quarter ending June 30, 2012, (ii) minimum fixed charge coverage ratio of not less than 1.40x, which ratio will be increased to 1.45x beginning on the date of the issuance of our financial statements for the quarter ending December 31, 2011 and 1.50x beginning on the date of the issuance of our financial statements for the quarter ending December 31, 2012, (iii) consolidated net worth of not less than $1,750,000 plus 75% of the net proceeds of any future equity contributions or sales of treasury stock received by us (iv) minimum average economic occupancy rate of greater than 80% excluding pre-stabilization properties under construction, (v) unhedged variable rate debt of not more than 20% of total asset value, (vi) maximum dividend payout ratio of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or an amount necessary to maintain REIT status and (vii) secured recourse indebtedness and guarantee obligations excluding the senior secured revolving line of credit and secured term loan may not exceed $100,000.

As of March 31, 2011, our leverage ratio and fixed charge coverage ratio, calculated in accordance with the terms of the senior secured revolving line of credit and secured term loan, are 64.29% and 1.52x, respectively. These ratios are presented solely for the purpose of demonstrating contractual covenant compliance, and should not be viewed as measures of our historical or future financial performance, financial position or cash flow.

Other Covenants and Events of Default. The senior secured revolving line of credit and secured term loan limit the percentage of our total asset value that may be invested in unimproved land, unconsolidated joint ventures, construction in progress and mortgage notes receivable, require that we obtain consent for any sale of assets with a value greater than 10% of our total asset value or merger resulting in an increase to our total asset value by more than 25% and contain other customary covenants. The senior secured revolving line of credit and secured term loan also contain customary events of default, including but not limited to, non-payment of principal, interest, fees or other amounts, breaches of covenants, defaults on any recourse indebtedness in excess of $20,000 or any non-recourse indebtedness in excess of $100,000 in the aggregate (subject to certain carveouts, including $26,865 of non-recourse indebtedness that is currently in default), failure of certain members of management (or a reasonably satisfactory replacement) to continue to be active on a daily basis in our management and bankruptcy or other insolvency events.

Debt Maturities

The following table shows the scheduled maturities of mortgages payable, notes payable, margin payable and the secured credit facility as of March 31, 2011 for the remainder of 2011, each of the next four years and thereafter and does not reflect the impact of any debt activity that occurred after March 31, 2011:

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Maturing debt(1):
Fixed rate debt:
Mortgages payable(2)	$392,685	$415,050	$310,124	$224,049	$471,450	$1,254,865	$3,068,223	$3,225,993
Notes payable	—	—	13,900	—	—	125,000	138,900	151,519

Total fixed rate debt	$392,685	$415,050	$324,024	$224,049	$471,450	$1,379,865	$3,207,123	$3,377,512

Variable rate debt:
Mortgages payable	$5,821	$88,222	$—	$—	$—	$—	$94,043	$94,043
Secured credit facility	—	—	370,000	—	—	—	370,000	370,000
Margin payable	9,361	—	—	—	—	—	9,361	9,361

Total variable rate debt	15,182	88,222	370,000	—	—	—	473,404	473,404

Total maturing debt	$407,867	$503,272	$694,024	$224,049	$471,450	$1,379,865	$3,680,527	$3,850,916

Weighted average interest rate on debt:
Fixed rate debt	5.69%	5.45%	5.55%	7.13%	5.78%	7.20%
Variable rate debt	2.48%	3.99%	4.31%	—	—	—

Total	5.57%	5.20%	4.89%	7.13%	5.78%	7.20%

(1)	The debt maturity table does not include any premiums or discounts, of which $16,925 and $(2,375), net of accumulated amortization, respectively, is outstanding as of March 31, 2011.
(2)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

The maturity table excludes other financings and the co-venture obligation (see Note 1 to the condensed consolidated financial statements and Notes 1 and 10 to the consolidated financial statements). The maturity table also excludes accelerated principal payments that may be required as a result of covenants or conditions included in certain loan agreements due to the uncertainty in the timing and amount of these payments. In these cases, the total outstanding mortgage payable is included in the year corresponding to the loan maturity date or, if the mortgage payable is amortizing, the payments are presented in accordance with the loan’s original amortization schedule. As of March 31, 2011, we were making accelerated principal payments on three mortgages payable with a combined outstanding principal balance of $111,008, which are reflected in the year corresponding to the loan maturity date.

As of March 31, 2011, we had $72,957 of mortgages payable that had matured and had not been repaid or refinanced. As of March 31, 2011, in addition to the $72,957 that had matured, we had $306,339 of mortgages payable, excluding principal amortization, maturing in the remainder of 2011. The following table sets forth our progress through July 18, 2011 in addressing 2011 maturities:

	Matured as of March 31, 2011		Maturing in Remainder of 2011
Repaid or received debt forgiveness and added the underlying property as collateral to the senior secured credit facility	$30,765		$99,465
Other repayments	9,711		8,980

Total addressed subsequent to March 31, 2011	40,476		108,445
Expected to be repaid and the underlying property will be added as collateral to the senior secured credit facility in 2011	—		95,789
Actively marketing to sell or refinance related properties, or otherwise negotiating with lender	32,481	(1)	102,105	(2)

	$72,957		$306,339

(1)	We have attempted to negotiate and have made offers to the lender with respect to a $26,865 mortgage loan outstanding at March 31, 2011 to determine an appropriate course of action under the non-recourse loan agreement. No assurance can be provided that these negotiations will result in favorable outcomes for us. The lender has asserted that certain events have occurred that trigger recourse to us; however, we believe that we have substantive defenses with respect to those claims.
(2)	Subsequent to March 31, 2011, two additional mortgages payable with a combined outstanding principal balance of $31,064 had matured. During the second quarter of 2011, we ceased making the monthly debt service payment on one of these non-recourse mortgages payable with an outstanding principal balance of $4,520.

We continue to pursue opportunities with the nation’s largest banks, life insurance companies, regional and local banks, and believe we have demonstrated reasonable success in addressing our maturing debt.

Distributions and Equity Transactions

Our distributions of current and accumulated earnings and profits for federal income tax purposes are generally taxable to shareholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the shareholders’ basis in their shares to the extent thereof (a return of capital) and thereafter as taxable gain. We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, in order to qualify as a REIT, and the Code generally taxes a REIT on any retained income.

To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (i) the amount of cash generated from our operating activities, (ii) our expectations of future cash flows, (iii) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (iv) the timing of significant re-leasing activities and the establishment of additional cash reserves for anticipated tenant improvements and general property capital improvements, (v) our ability to continue to access additional sources of capital, (vi) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vii) any limitations on our distributions contained in our credit or other agreements, including, without limitation, in our senior secured revolving line of credit and secured term loan, which limit our distributions to the greater of 95% of FFO as defined in the credit agreement (which equals FFO, as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations,” excluding gains or losses from extraordinary items, impairments and other non-cash charges) or the amount necessary for us to maintain our qualification as a REIT.

As part of the strengthening of our balance sheet over the past few years, we have reduced the rate of our distributions to shareholders as compared to distribution rates from a few years ago. However, we have steadily increased the quarterly distribution rate and the distribution declared for the first quarter of 2011 represents the sixth consecutive quarterly increase. The following table sets forth the amount of our distributions declared during the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008 compared to cash flows provided by operating activities for each of these periods:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
Cash flows provided by operating activities	$31,855	$38,615	$184,072	$249,837	$309,351
Distributions declared	28,433	21,109	94,579	75,040	308,798

Excess	$3,422	$17,506	$89,493	$174,797	$553

Effective November 19, 2008, the board of directors voted to suspend our share repurchase program. Upon completion of this offering our share repurchase program will be terminated as our shares of Class A Common Stock will be listed on the NYSE.

We maintain a distribution reinvestment program, or DRP, which allows our shareholders who have purchased shares in our offerings to automatically reinvest distributions by purchasing additional shares from us. Such purchases under our DRP are not subject to brokerage commission fees or service charges. As of March 31, 2011, we had issued approximately 72,206 shares pursuant to the DRP for an aggregate amount of $685,934. During the three months ended March 31, 2011, we received $10,431 in investor proceeds through our DRP.

Capital Expenditures and Development Joint Venture Activity

We anticipate that capital demands to meet obligations related to capital improvements with respect to properties will be minimal for the foreseeable future (as many of our properties have recently been constructed or renovated) and can be met with funds from operations and working capital.

The following table provides summary information regarding our consolidated and unconsolidated properties under development as of March 31, 2011. As of March 31, 2011, we did not have significant active construction ongoing at our development properties, and, currently, we only intend to develop the remaining estimated total GLA to the extent that we have pre-leased the space to be developed. If we were to pre-lease all of the remaining estimated GLA, we estimate that the total remaining costs to complete the development of this space would be $55,754, which we expect to fund through construction loans and proceeds of potential sales of our Bellevue Mall and South Billings Center development properties. As of March 31, 2011, the annualized base rent from the portion of our development properties with respect to which construction has been completed was $5,689.

Development Properties/Location	Estimated Stabilization Date(1)	Percent Owned	Current GLA(2)	Percent Leased(3)(4)	Estimated Total GLA(3)	Carrying Value(5)	Construction Loan Balance
Consolidated:
Lake Mead Crossing/ Henderson, NV(9)	2013	25.0%	407,962	77.9%	669,201	$81,167	$48,949
Green Valley Crossing/ Henderson, NV	2014	50.0%	179,070	82.2%	272,445	25,053	11,350
Wheatland Towne Crossing/ Dallas, TX(9)	2014	75.0%	162,120	100.0%	391,725	14,838	5,730
Parkway Towne Crossing/ Frisco, TX(9)	2013	75.0%	345,239	80.6%	376,639	25,977	20,809
Bellevue Mall/ Nashville, TN(6)	—	100.0%	—	—	—	26,448	—
South Billings Center/ Billings, MT(6)	—	44.5%	215,000	100.0%	215,000	5,072	—

Unconsolidated:
Hampton Retail Colorado/ Denver, CO(7)(8)	2013	95.8%	93,216	—	93,216	5,381	4,031

Total			1,402,607	79.9%	2,018,226	$183,936	$90,869

(1)	Estimated stabilization date represents the date by which we currently estimate that leases with respect to 90% of the estimated total GLA will have commenced.
(2)	Represents GLA with respect to which construction had been completed as of March 31, 2011.
(3)	Includes space developed for shadow anchors.
(4)	Represents the percentage of current GLA with respect to which leases had commenced as of March 31, 2011.
(5)	Represents the carrying value of each property as of March 31, 2011, which was the total investment less accumulated depreciation through March 31, 2011.
(6)	South Billings Center is entitled for an estimated total GLA of 404,800 square feet and Bellevue Mall is entitled for an estimated total GLA of 1,015,000 square feet. Currently, we have no plans to continue to develop these properties. We have entered into an agreement to sell our Bellevue Mall development property for an aggregate purchase price of $27.0 million. Subsequent to March 31, 2011, the agreement to sell our Bellevue Mall development property expired without the closing of the sale.
(7)	Represents the carrying value of the two properties under development held by the joint venture, which was the total investment less accumulated depreciation through March 31, 2011. There is an additional $18.2 million of carrying value related to four operational properties held by the joint venture.
(8)	The construction loan balance is only the portion related to two properties under development held by the joint venture. There is an additional $16.4 million construction loan related to four operational properties held by the joint venture.
(9)	Subsequent to March 31, 2011, we closed on the dissolution of a partnership with a partner in three of our development joint ventures, which resulted in us acquiring a 100% ownership interest in Parkway Towne Crossing, a 100% ownership interest in three fully-occupied outlots at Wheatland Towne Crossing, and a 50% ownership interest in Lake Mead Crossing. The remaining property (excluding the three outlots) of Wheatland Towne Crossing was conveyed to our partner and our partner simultaneously repaid the related $5,730 construction loan. Concurrently with this transaction, we also acquired a 36.7% ownership interest in Lake Mead Crossing from another partner in that joint venture, increasing our total ownership interest in the property to 86.7%.

Asset Disposition and Operating Joint Venture Activity

During the three months ended March 31, 2011 and for the years ended December 31, 2010 and 2009 our asset sales and partial sales of assets to operating joint ventures were an integral factor in our deleveraging and recapitalization efforts. The following table highlights the results of our asset dispositions during the three months ended March 31, 2011, and for the years ended December 31, 2010 and 2009:

	Number of Assets Sold	Square Footage	Combined Sales Price	Total Debt Extinguished	Net Sales Proceeds
2011 Dispositions (through March 31, 2011)	2	271,600	$22,814	$—	$22,493
2010 Dispositions	8	894,500	$104,635	$106,791	$21,024
2009 Dispositions	8	1,579,000	$338,057	$208,552	$123,944

Statement of Cash Flows Comparison for the Three Months Ended March 31, 2011 and 2010

Cash Flows from Operating Activities

Cash flows provided by operating activities were $31,855 and $38,615 for the three months ended March 31, 2011 and 2010, respectively, which consists primarily of net income from property operations, adjusted for non-cash charges for depreciation and amortization, provision for impairment of investment properties and marketable securities and gain on extinguishment of debt. The $6,760 decrease in operating cash flows is primarily attributable to an accrual of $4,000 related to a litigation matter that was recorded during the three months ended March 31, 2010, which increased operating cash flows for that period, a decrease in NOI of $1,961, a decrease in dividends received of $671 and an increase in leasing fees paid of $705.

Cash Flows from Investing Activities

Cash flows provided by (used in) investing activities were $15,234 and $(14,892), respectively, for the three months ended March 31, 2011 and 2010. Of these amounts, $5,430 and $22,012, respectively, represent restricted escrow activity. Those amounts were used to fund restricted escrow accounts, some of which are required under certain new mortgage debt arrangements. In addition, $6,056 and $2,206, respectively, were used for capital expenditures and tenant improvements and $996 and $615, respectively, were used for existing developments projects. During the three months ended March 31, 2011 and 2010, we sold certain properties, received condemnation proceeds and received earnout proceeds which resulted in sales proceeds of $28,335 and $10,561, respectively. In addition, during the three months ended March 31, 2011 and 2010, we received proceeds from sales of marketable securities of none and $911, respectively.

We will continue to execute our strategy to dispose of select non-retail properties and free standing, triple-net retail and other properties on an opportunistic basis; however it is uncertain given current market conditions when and whether we will be successful in disposing of these assets and whether such sales could recover our original cost. Additionally, tenant improvement costs associated with re-leasing vacant space could continue to be significant.

Cash Flows from Financing Activities

Cash flows used in financing activities were $80,278 and $19,438, respectively, for three months ended March 31, 2011 and 2010. We used $61,450 and $20,927, respectively, related to the net activity from proceeds from our secured credit facility, new mortgages secured by our properties, other financings, the co-venture arrangement, principal payments, payoffs and the payment and refund of fees and deposits. During the three months ended March 31, 2011 and 2010, we also (used)/generated $(656) and $10,886, respectively, through the net borrowing of margin debt. We paid $16,420 and $9,389, respectively, in distributions, net of distributions reinvested through DRP, to our shareholders for the three months ended March 31, 2011 and 2010.

We have addressed a significant amount of mortgage debt exposure over the past two years and with our focus on leasing activity to increase occupancy and rental income, we believe that we will be able to meet our short-term and long-term cash requirements.

Statement of Cash Flows Comparison for the Years Ended December 31, 2010, 2009 and 2008

Cash Flows from Operating Activities

Cash flows provided by operating activities were $184,072, $249,837 and $309,351 for the years ended December 31, 2010, 2009 and 2008, respectively, which consists primarily of net income from property operations, adjusted for non-cash charges for depreciation and amortization, provision for impairment of investment properties and marketable securities and gain on extinguishment of debt. The decrease in operating cash flows comparing 2010 to 2009 of $65,765 is primarily attributable to an increase in interest paid of $26,003 which resulted, in part, from our refinancing efforts, a decrease in dividends received of $8,607, net cash paid in conjunction with the litigation matter settlement of $8,006, an increase in the cash portion of co-venture obligation expense of $5,584 and an increase in leasing fees paid of $1,124. We have addressed a significant amount of mortgage debt exposure over the past two years and with our focus on leasing activity to increase occupancy and rental income, we believe that we will be able to meet our short-term and long-term cash requirements.

Cash Flows from Investing Activities

Cash flows provided by (used in) investing activities were $154,400, $193,706 and $(178,555), respectively, for the years ended December 31, 2010, 2009 and 2008. Of these amounts, $(22,967), $(38,680) and $46,966, respectively, represent restricted escrow activity. During 2010 and 2009, those amounts were used to fund restricted escrow accounts, some of which are required under certain new mortgage debt arrangements. In addition, $35,198, $40,778 and $132,233, respectively, were used for acquisition of new properties, earnouts at existing properties, capital expenditures and tenant improvements and $3,219, $15,297 and $73,137, respectively, were used for existing developments projects. During each of the years ended December 31, 2010 and 2009, we sold eight properties, which resulted in sales proceeds of $96,059 and $172,007, respectively. During the year ended December 31, 2010, we partially sold eight properties to an unconsolidated joint venture, which resulted in proceeds of $48,616. There were no sales executed during 2008. In addition, during the years ended December 31, 2010, 2009 and 2008, we purchased marketable securities of none, $190 and $28,433, respectively, and received proceeds from sales of marketable securities of $8,629, $125,088 and $34,789, respectively.

We will continue to execute our strategy to dispose of select non-retail properties and free standing, triple-net retail and other properties on an opportunistic basis; however it is uncertain given current market conditions when and whether we will be successful in disposing of these assets and whether such sales could recover our original cost. Additionally, tenant improvement costs associated with re-leasing vacant space could continue to be significant.

Cash Flows from Financing Activities

Cash flows used in financing activities were $321,747, $438,806 and $126,989, respectively, for years ended December 31, 2010, 2009 and 2008. We (used)/generated $(280,668), $(333,423) and $306,459, respectively, related to the net activity from proceeds from new mortgages secured by our properties, the secured line of credit, other financings, the co-venture arrangement, principal payments, payoffs and the payment and refund of fees and deposits. During the years ended December 31, 2010, 2009 and 2008, we also generated/(used) $10,017, $(56,340) and $(51,700), respectively, through the net borrowing of margin debt. We paid $50,654, $47,651 and $155,592, respectively, in distributions, net of distributions reinvested through DRP, to our shareholders for the years ended December 31, 2010, 2009 and 2008.

Consolidated Indebtedness to be Outstanding After This Offering

Upon completion of this offering, we expect to have approximately $         million of total consolidated indebtedness, based on historical information as of March 31, 2011 as adjusted to give effect to (i) additional amounts drawn through July 5, 2011 under our senior secured revolving line of credit (no additional amounts were drawn through July 18, 2011) and (ii) this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds,” or, as adjusted. This indebtedness will be comprised of              mortgage loans secured by             of our properties, notes payable and amounts outstanding under our senior secured revolving line of credit and secured term loan.

The following table summarizes our consolidated indebtedness as of March 31, 2011 on an as adjusted basis:

Debt	Aggregate Principal Amount as of March 31, 2011	Weighted Average Interest Rate	Years to Maturity/ Weighted Average Years to Maturity
Mortgages payable	$
IW JV mortgages payable
IW JV senior mezzanine note
IW JV junior mezzanine note
Construction loans
Mezzanine note
Margin payable

Mortgages and notes payable

Secured credit facility

Total consolidated indebtedness	$

The following table presents our obligations and commitments to make future payments under debt obligations and lease agreements as of March 31, 2011 for the remainder of 2011, each of the next four years and thereafter on an as adjusted basis:

	Year Ended December 31,
	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt
Fixed rate	$	$	$	$	$	$	$
Variable rate
Interest
Operating lease obligations

Purchase obligations

Off-Balance-Sheet Arrangements

Effective April 27, 2007, we formed a strategic joint venture with a large state pension fund, or MS Inland. Under the joint venture agreement we contributed 20% of the equity and our joint venture partner contributed 80% of the equity. As of March 31, 2011, the joint venture had acquired seven properties, which we contributed, with a purchase price of approximately $336,000 and had assumed from us mortgages on these properties totaling approximately $188,000 at the time of assumption.

On May 20, 2010, we entered into definitive agreements to form our RioCan joint venture. As of March 31, 2011, our RioCan joint venture had acquired eight properties from us, all of which were acquired in 2010, for a purchase price of $159,442, and had assumed from us mortgages payable on these properties totaling approximately $97,888. We had a 20% equity interest in our RioCan joint venture as of March 31, 2011.

In addition, we have entered into the two other unconsolidated joint ventures that are described in Note 10 to the condensed consolidated financial statements and Note 11 to the consolidated financial statements.

The table below summarizes the outstanding debt of our unconsolidated joint ventures at March 31, 2011, none of which has been guaranteed by us:

Joint Venture	Ownership Interest	Aggregate Principal Amount	Weighted Average Interest Rate	Years to Maturity/Weighted Average Years to Maturity
RioCan(1)	20.0%	$98,093	5.57%	3.0 years
MS Inland(2)	20.0%	$177,131	5.29%	3.0 years
Hampton Retail Colorado(3)	95.8%	$20,398	5.40%	3.4 years

(1)	Aggregate principal amount excludes mortgage premiums of $1,877 and discounts of $54, net of accumulated amortization.
(2)	Aggregate principal amount excludes mortgage premiums of $44 and discounts of $342, net of accumulated amortization.
(3)	The weighted average interest rate increases to 6.15% on September 1, 2012 and to 6.90% on September 1, 2013. Aggregate principal amount excludes mortgage premiums of $4,166, net of accumulated amortization.

Other than described above, we have no off-balance-sheet arrangements as of March 31, 2011 that are reasonably likely to have a current or future material effect on our financial condition, results of operations and cash flows.

Contractual Obligations

The table below presents our obligations and commitments to make future payments under debt obligations and lease agreements as of March 31, 2011.

	Payment due by period
	Less than 1 year(2)	1-3 years(3)	3-5 years	More than 5 years	Total
Long-term debt(1)
Fixed rate	$392,685	$739,074	$695,499	$1,379,865	$3,207,123
Variable rate	15,182	458,222	—	—	473,404
Interest	160,735	350,872	260,945	546,397	1,318,949
Operating lease obligations(4)	4,691	12,875	13,277	552,237	583,080
Purchase obligations(5)	1,400	—	—	—	1,400

	$574,693	$1,561,043	$969,721	$2,478,499	$5,583,956

(1)	The Contractual Obligations table does not include any premium or discounts of which $16,925 and $(2,375) net of accumulated amortization, respectively, is outstanding as of March 31, 2011. The table also excludes accelerated principal payments that may be required as a result of conditions included in certain loan agreements and other financings and co-venture obligations, as described in Note 1 to the condensed consolidated financial statements, as we are unable to determine the exact timing and amount of future payments. Interest payments related to the variable rate debt were calculated using the corresponding interest rates as of March 31, 2011.
(2)	Reflects payments under debt obligations and lease agreements as of March 31, 2011, for year ended December 31, 2011. Included in the variable rate debt is $9,361 of margin debt secured by our portfolio of marketable securities. These borrowings may be repaid over time upon sale of our portfolio of marketable securities. The remaining borrowings outstanding through December 31, 2011 include amortization and maturities of mortgages and notes payable. This includes 23 mortgage loans and one construction loan that mature in 2011. The mortgages payable of $72,957 that had matured as of March 31, 2011 are also included in these amounts. Mortgage loans are intended to be refinanced or paid off in 2011 using a combination of proceeds raised from expected asset sales, retained capital as a result of the suspension of the share repurchase program, and proceeds from our secured credit facility, which was amended in February 2011 (See Note 9 to the consolidated financial statements). The construction loans will be extended, paid off at the time of sale of the property, or converted to permanent financing upon completion.

(3)	Included in the variable rate debt is $370,000 of borrowings under our secured credit facility due in 2013.
(4)	We lease land under non-cancelable leases at certain of the properties expiring in various years from 2018 to 2105. The property attached to the land will revert back to the lessor at the end of the lease. We lease office space under non-cancellable leases expiring in various years from 2011 to 2014.
(5)	Purchase obligations include earnouts on previously acquired properties.

Contracts and Commitments

We have acquired certain properties which have earnout components, meaning that we did not pay for portions of these properties that were not rent producing at the time of acquisition. We are obligated, under these agreements, to pay for those portions, as additional purchase price, when a tenant moves into its space and begins to pay rent. The earnout payments are based on a predetermined formula. Each earnout agreement has a time limit regarding the obligation to pay any additional monies. The time limits generally range from one to three years. If, at the end of the time period allowed, certain space has not been leased and occupied, generally, we will own that space without any further payment obligation. As of March 31, 2011, we may pay as much as $1,400 in the future if retail space covered by earnout agreements is leased.

We have previously entered into one construction loan agreement, one secured installment note and one other installment note agreement, one of which was impaired as of December 31, 2009 and written off on March 31, 2010. In conjunction with the two remaining note agreements, we have funded our total commitments of $8,680. The combined receivable balance at both March 31, 2011 and December 31, 2010 was $8,290 net of allowances of $300.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets; capitalization of development and leasing costs; fair value measurements; provision for impairment, including estimates of holding periods, capitalization rates, and discount rates (where applicable); provision for income taxes; recoverable amounts of receivables; deferred taxes and initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates

The following disclosure pertains to accounting policies and estimates we believe are most “critical” to the portrayal of our financial condition and results of operations which require our most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. This discussion addresses our judgment pertaining to trends, events or uncertainties known which were taken into consideration upon the application of those policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Acquisition of Investment Property

We allocate the purchase price of each acquired investment property between the estimated fair values of land, building and improvements, acquired above market and below market lease intangibles, in-place lease value, any assumed financing that is determined to be above or below market, and the value of customer relationships, if any, and goodwill, if determined to meet the definition of a business under the guidance. The allocation of the purchase price is an area that requires judgment and significant estimates. Beginning in 2009, transaction costs associated with any acquisitions are expensed as incurred. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations that help support our purchase price allocations; however, we are ultimately responsible for the purchase price allocations. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms at the time of acquisition for similar investment properties. We allocate a portion of the purchase price to the estimated, acquired in-place lease value based on estimated lease execution costs for similar leases, as well as, lost rental payments during an assumed lease-up period when calculating as-if-vacant fair values. We consider various factors including geographic location and size of the leased space. We also evaluate each significant acquired lease based upon current market rates at the acquisition date and consider various factors, including geographical location, size and location of the leased space within the investment property, tenant profile, and the credit risk of the tenant in determining whether the acquired lease is above or below market. If an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below market leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. For below market leases with fixed rate renewals, renewal periods are included in the calculation of below market lease values. The determination of the discount rate used in the present value calculation is based upon a risk adjusted rate. This discount rate is a significant factor in determining the market valuation which requires our evaluation of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Long-Lived Assets

Our investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, the property’s low occupancy rate, difficulty in leasing space and financially troubled tenants. Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.

If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require us to make difficult, complex or subjective judgments. Such assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures, holding period, capitalization rates and sales value. An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.

Our investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation. To determine whether impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until the carrying value is fully recovered.

To the extent an impairment has occurred, the excess of the carrying value of the asset over its estimated fair value is recorded as a provision for impairment.

Cost Capitalization, Depreciation and Amortization Policies

Our policy is to review all expenses paid and capitalize any items which are deemed to be an upgrade or a tenant improvement. These costs are included in the investment properties classification as an addition to buildings and improvements.

Depreciation expense is computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 30 years for buildings and associated improvements and 15 years for site improvements and most other capital improvements. Acquired in-place lease value, customer relationship value, if any, other leasing costs and tenant improvements are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense. The portion of the purchase price allocated to acquired above market lease intangibles and acquired below market lease intangibles are amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income and over the respective renewal period for below market leases with fixed renewal rates. Renewal periods are excluded for amortization periods on above market lease intangibles.

Loss on Lease Terminations

In situations in which a lease or leases associated with a significant tenant have been or are expected to be terminated early, we evaluate the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above and below market lease intangibles, in-place lease intangibles, and leasing commissions). Based upon consideration of the facts and circumstances of the termination, we may write-off or accelerate the depreciation and amortization associated with the applicable asset group. If we conclude that a write-off of the asset group is appropriate, such charges are reported in the consolidated statements of operations and other comprehensive loss as “Loss on lease terminations.”

Investment Properties Held For Sale

In determining whether to classify an investment property as held for sale, we consider whether: (i) management has committed to a plan to sell the investment property; (ii) the investment property is available for immediate sale in its present condition; (iii) we have initiated a program to locate a buyer; (iv) we believe that the sale of the investment property is probable; (v) we have received a significant non-refundable deposit for the purchase of the investment property; (vi) we are actively marketing the investment property for sale at a price that is reasonable in relation to its current value, and (vii) actions required for us to complete the plan indicate that it is unlikely that any significant changes will be made.

If all of the above criteria are met, we classify the investment property as held for sale. When these criteria are met, we suspend depreciation (including depreciation for tenant improvements and building improvements) and amortization of acquired in-place lease value and we record the investment property held for sale at the lower of cost or net realizable value. The assets and liabilities associated with those investment properties that are held for sale are classified separately on the consolidated balance sheets for the most recent reporting period. Additionally, if the operations and cash flows of the property have been eliminated from ongoing operations and we don’t have significant continuing involvement in the operations of the property, then the operations for the periods presented are classified on the consolidated statements of operations and other comprehensive loss as discontinued operations for all periods presented.

Partially-Owned Entities

If we determine that we are an owner in a variable interest entity (VIE) and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We assess our interests in variable interest entities on an ongoing basis to determine whether or not we are a primary beneficiary. However, we also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity.

Marketable Securities

Investments in marketable securities are classified as “available for sale” and accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Declines in the value of these investments in marketable securities that management determines are other-than-temporary are recorded as recognized gain (loss) on marketable securities on the consolidated statement of operations and other comprehensive loss.

To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, amongst other things. Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee. All available information is considered in making this determination with no one factor being determinative.

Allowance for Doubtful Accounts

We periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under their lease agreements. We also maintain an allowance for receivables arising from the straight-lining of rents. This receivable arises from revenue recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

Derivative and Hedging Activities

We adopted accounting guidance as of January 1, 2009 which amends and expands the disclosure requirements related to derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. The guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative instruments.

All derivatives are recorded on the consolidated balance sheets at their fair values within “Other assets,” or “Other liabilities.” On the date that we enter into a derivative, we may designate the derivative as a hedge against the variability of cash flows that are to be paid in connection with a recognized liability. Subsequent changes in the fair value of a derivative designated as a cash flow hedge that is determined to be highly effective are recorded in other comprehensive loss until earnings are affected by the variability of cash flows of the hedged transactions. Any hedge ineffectiveness or changes in the fair value for any derivative not designated as a hedge is reported in net loss. We do not use derivatives for trading or speculative purposes.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether we or the lessee are the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease;

•	who constructs or directs the construction of the improvements, and

•	whether the tenant or landlord is obligated to fund cost overruns.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, we consider all of the above factors. No one factor, however, necessarily establishes its determination.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and is included as a component of “Accounts and notes receivable” in the consolidated balance sheets.

Reimbursements from tenants for recoverable real estate taxes and operating expenses are accrued as revenue in the period the applicable expenditures are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and collectibility is reasonably assured. Upon early lease termination, we provide for losses related to recognized tenant specific intangibles and other assets or adjust the remaining useful life of the assets if determined to be appropriate.

Our policy for percentage rental income is to defer recognition of contingent rental income (i.e. purchase/excess rent) until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.

In conjunction with certain acquisitions, we receive payments under master lease agreements pertaining to certain non-revenue producing spaces either at the time of, or subsequent to, the purchase of these properties. Upon receipt of the payments, the receipts are recorded as a reduction in the purchase price of the related properties rather than as rental income. These master leases were established at the time of purchase in order to mitigate the potential negative effects of loss of rent and expense reimbursements. Master lease payments are received through a draw of funds escrowed at the time of purchase and generally cover a period from three months to three years. These funds may be released to either us or the seller when certain leasing conditions are met.

Profits from sales of real estate are not recognized under the full accrual method unless a sale is consummated; the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; our receivable, if applicable, is not subject to future subordination; we have transferred to the buyer the usual risks and rewards of ownership, and we do not have substantial continuing involvement with the property.

Impact of Recently Issued Accounting Pronouncements

Effective January 1, 2009, companies that decrease their ownership in a subsidiary that involves in-substance real estate should account for the transaction under the guidance for sales of real estate. The transfer of our 23% interest in IW JV to Inland Equity for $50,000 was accounted for as a financing transaction and is reflected in “Co-venture obligation” on our consolidated balance sheets.

Effective January 1, 2010, companies that issue a portion of their distributions to shareholders in stock should account for the stock portion that allows the shareholder to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate as a share issuance, which is to be reflected in earnings per share prospectively. This guidance did not have a material effect on our consolidated financial statements.

Effective January 1, 2010, the analysis for identifying the primary beneficiary of a VIE has been simplified by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The analysis requires the primary beneficiary of a VIE to be identified as the party that both (a) has the power to direct the activities of a VIE that most significantly impact its economic performance and (b) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. Although the amendment significantly affects the overall consolidation analysis under previously issued guidance, the adoption on January 1, 2010 did not have a material impact on the consolidated financial statements.

Effective January 1, 2010, companies are required to separately disclose the amounts of significant transfers of assets and liabilities into and out of Level 1, Level 2 and Level 3 of the fair value hierarchy and the reasons for those transfers. Companies must also develop and disclose their policy for determining when transfers between levels are recognized. In addition, companies are required to provide fair value disclosures for each class rather than each major category of assets and liabilities. For fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3), companies are required to disclose the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. This guidance did not have a material effect on our consolidated financial statements.

Effective January 1, 2011, companies will be required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. We do not expect this will have a material effect on our consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination will be required to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If we enter into a business combination, we will comply with the disclosure requirements of this guidance.

Subsequent Events

During the period from April 1, 2011 through July 18, 2011 we:

•

closed on one mortgage payable in the amount of $60,000 with a fixed interest rate of 4.54% and a 30-year term (callable in seven years) on an existing property, of which $55,000 was used to pay down the senior secured revolving line of credit; the Company’s borrowing availability decreased by $68,900 with the release of this property from the collateral pool;

•

drew an additional $105,000, net of repayments, on our revolving line of credit and used the proceeds to repay $164,954 of mortgages payable (net of $3,715 of debt forgiveness) that were secured by 12 properties and had a weighted average interest rate of 5.45%. These properties were added to the collateral pool, which increased our borrowing availability by $144,560;

•

made mortgage payable repayments of $180,395 and received forgiveness of debt of $3,715 (including the $164,954 of mortgage payable repayments and $3,715 of debt forgiveness presented in the preceding bullet). The stated interest rates of the loans repaid ranged from 4.44% to 7.50%;

•

had two additional mortgages payable with a combined outstanding principal balance of $31,064 mature. We ceased making the monthly debt service payment on one of these non-recourse mortgages payable with an outstanding principal balance of $4,520;

•

purchased an additional 76,035 square foot building at an existing property for a purchase price of $9,750. This additional partial property was added to the collateral pool for our senior secured credit facility, increasing the borrowing availability on the line of credit by $7,930 ;

•

closed on the sales of two single-user industrial properties consisting of an aggregate of approximately 1,066,800 square feet, with the combined sales prices totaling $36,000, which resulted in net gains of $701 and net proceeds of $34,619;

•

closed on the sale of one single-user retail property consisting of 110,174 square feet, with a sales price of $3,250, which resulted in a gain of $1,655, net cash outflow of $58, and repayment of debt of $3,250; and

•

closed on the dissolution of a partnership with a partner in three development joint ventures resulting in us acquiring a 100% ownership interest in Parkway Towne Crossing, a 100% ownership interest in three fully occupied outlots at Wheatland Towne Crossing, and a 50% ownership interest in Lake Mead Crossing. This transaction also resulted in a net loss of $8,514 related to our conveyance of the remaining property (excluding the three outlots) of Wheatland Towne Crossing and the simultaneous repayment by our partner of the related $5,730 construction loan. Concurrently, we also acquired a 36.7% ownership interest in Lake Mead Crossing from another partner in the joint venture, increasing our total ownership interest in the property to 86.7%.

On April 12, 2011, our board of directors granted an aggregate of 34 common shares to our executive officers under the Equity Compensation Plan in connection with the executive bonus program. Of the total 34 shares, 17 will vest after three years and 17 will vest after five years.

On May 20, 2011, our RioCan joint venture acquired a 124,941 square foot shopping center in Texas for a purchase price of $21,239.

On June 17, 2011, we entered into a closing agreement with the Commissioner of the IRS, or the Commissioner, whereby the Commissioner agreed that the terms and administration of our DRP did not result in our dividends paid during the taxable years 2004 through 2006 being treated as preferential dividends. As previously disclosed, we had sought to obtain this closing agreement as a result of certain aspects of the operation of our DRP that may have violated the prohibition against preferential dividends and could have resulted in the Commissioner determining that our dividends paid from January 2004 through April 2006 did not qualify for the dividends paid deduction. If none of the dividends that we paid prior to May 2006 qualified for the dividends paid deduction, we would not have qualified as a REIT beginning with our 2004 taxable year and, as a result, would have had a substantial corporate tax liability for the years in which we did not qualify as a REIT. In order to obtain this closing agreement, our former sponsor, which is an affiliate of The Inland Group, Inc., was required to pay a fee of approximately $70, including interest, to the Commissioner. We incurred no liability in connection with the closing agreement.

On July 1, 2011, our RioCan joint venture acquired a 107,626 square foot shopping center in Texas for a purchase price of $35,000.

Inflation

For our multi-tenant shopping centers, inflation is likely to increase rental income from leases to new tenants and lease renewals, subject to market conditions. Our rental income and operating expenses for those properties owned, or expected to be owned and operated under net leases, are not likely to be directly affected by future inflation, since rents are or will be fixed under those leases and property expenses are the responsibility of the tenants. The capital appreciation of single-user net lease properties is likely to be influenced by interest rate fluctuations. To the extent that inflation determines interest rates, future inflation may have an effect on the capital appreciation of single-user net lease properties. As of March 31, 2011, we owned 107 single-user properties, of which 91 are net lease properties.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates.

With regard to variable-rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

We may use additional derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties. To the extent we do, we are exposed to credit risk and market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we generally are not exposed to the credit risk of the counterparty. It is our policy to enter into these transactions with the same party providing the financing, with the right of offset. Alternatively, we will minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.

The carrying amount of our mortgages payable, notes payable, secured credit facility and co-venture obligation is approximately $159,283 lower than its estimated fair value as of March 31, 2011.

Interest Rate Risk

Our interest rate risk is monitored using a variety of techniques. The table below presents, as of March 31, 2011, the scheduled maturities of mortgages payable, notes payable, margin payable and the secured credit facility and weighted average interest rates by year to evaluate the expected cash flows and sensitivity to interest rate changes, but does not reflect the impact of any debt activity that occurred after March 31, 2011.

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Maturing debt(1):
Fixed rate debt:
Mortgages payable(2)	$392,685	$415,050	$310,124	$224,049	$471,450	$1,254,865	$3,068,223	$3,225,993
Notes payable	—	—	13,900	—	—	125,000	138,900	151,519

Total fixed rate debt	$392,685	$415,050	$324,024	$224,049	$471,450	$1,379,865	$3,207,123	$3,377,512

Variable rate debt:
Mortgages payable	$5,821	$88,222	$—	$—	$—	$—	$94,043	$94,043
Secured credit facility	—	—	370,000	—	—	—	370,000	370,000
Margin payable	9,361	—	—	—	—	—	9,361	9,361

Total variable rate debt	15,182	88,222	370,000	—	—	—	473,404	473,404

Total maturing debt	$407,867	$503,272	$694,024	$224,049	$471,450	$1,379,865	$3,680,527	$3,850,916

Weighted average interest rate on debt:
Fixed rate debt	5.69%	5.45%	5.55%	7.13%	5.78%	7.20%
Variable rate debt	2.48%	3.99%	4.31%	—	—	—

Total	5.57%	5.20%	4.89%	7.13%	5.78%	7.20%

(1)	The debt maturity table does not include any premiums or discounts, of which $16,925 and $(2,375), net of accumulated amortization, respectively, is outstanding as of March 31, 2011.
(2)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

The maturity table excludes other financings and co-venture obligations (see Note 1 to the condensed consolidated financial statements and Notes 1 and 10 to the consolidated financial statements). The maturity table also excludes accelerated principal payments that may be required as a result of covenants or conditions included in certain loan agreements due to the uncertainty in the timing and amount of these payments. In these cases, the total outstanding mortgage payable is included in the year corresponding to the loan maturity date or, if the mortgage payable is amortizing, the payments are presented in accordance with the loan’s original amortization schedule. As of March 31, 2011, we were making accelerated principal payments on three mortgages payable with a combined outstanding principal balance of $111,008, which are reflected in the year corresponding to the loan maturity date.

We had $473,404 of variable-rate debt, with interest rates varying based upon LIBOR, with a weighted average interest rate of 4.19% at March 31, 2011. An increase in the variable interest rate on this debt constitutes a market risk. If interest rates increase by 1%, based on debt outstanding as of March 31, 2011, interest expense would increase by approximately $4,734 on an annualized basis.

The table incorporates only those interest rate exposures that existed as of March 31, 2011. It does not consider those interest rate exposures or positions that could arise after that date. The information presented herein is merely an estimate and has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the interest rate exposures that arise during the period, our hedging strategies at that time and future changes in the level of interest rates.

Equity Price Risk

We are exposed to equity price risk as a result of our investments in marketable securities. Equity price risk changes as the volatility of equity prices changes or the values of corresponding equity indices change.

Other-than-temporary impairments were $24,831 and $160,327 for the years ended December 31, 2009 and 2008, respectively. The Company did not recognize other-than-temporary impairments for the three months ended March 31, 2011 or the year ended December 31, 2010. These impairments resulted from declines in the fair value of our REIT stock investments that we considered to be other-than-temporary. At this point in time, certain of our investments continue to generate dividend income while other investments of ours have ceased generating dividend income or are doing so at reduced rates. As the equity market has begun to recover, we have been able to sell some marketable securities at prices in excess of our current book values. However, if our stock positions do not continue to recover in 2011, we could take additional other-than-temporary impairments, which could be material to our operations.

As of March 31, 2011, our investment in marketable securities totaled $36,793, which included $24,669 of accumulated unrealized gain. In the event that the value of our marketable securities declined by 50%, our investment would be reduced to $18,397 and, if we then sold all of our marketable securities at this value, we would recognize a gain on marketable securities of $6,272. For the three months ended March 31, 2011, our cash flows from operating activities included $671 that we received as distributions on our marketable securities. We could lose some or all of these cash flows if these distributions were reduced or eliminated in the future. Because all of our marketable securities are equity securities, the issuers of these securities could determine to reduce or eliminate these distributions at any time in their discretion.

INDUSTRY OVERVIEW

Unless otherwise indicated, all information contained in this Industry Overview section is derived from a market study prepared for us by Rosen as of February 11, 2011 and the projections and beliefs of Rosen stated herein are as of that date.

As employment and income growth accelerate, Rosen expects consumer confidence to increase accordingly, driving stronger retail sales growth of 2.3% and 3.8% in 2011 and 2012, respectively. Rosen believes that the recession caused a lasting shift in consumer behavior, providing a boost to value-oriented grocers, discount retailers and other retailers that provide basic household goods or clothing. Therefore, Rosen expects sales at these grocers and retailers to remain strong going forward.

Economic Outlook

Since bottoming in December 2009, the economy has added more than 1.3 million jobs in the private sector. According to a January 2011 survey by the National Association for Business Economics, 42% of companies planned to increase their workforce during the first half of 2011, an increase from the January 2010 survey, when 29% of firms planned to increase their workforce during the first half of 2010. Also, the percentage of companies that planned to decrease their number of workers during the first half of the year declined to 7% as of the January 2011 survey, from 23% as of the January 2010 survey. The survey results reflect businesses’ higher confidence in the economic recovery. Rosen expects the rate of job creation to accelerate to 1.3% in 2011 and 2012, followed by 0.9% and 1.5% growth in 2013 and 2014, respectively. In total, Rosen expects 6.65 million new jobs to be created between 2011 and 2014, bringing employment back to mid-2008 levels. The unemployment rate is forecasted to decline from 9.6% in 2010 to 7.0% in 2014.

Economic growth, measured by gross domestic product, or GDP, was steady through the first three quarters of 2010, driven by improvement in consumer spending as well as an increase in private investment. Adjusted for inflation and seasonal factors, GDP for the third quarter of 2010 increased by 0.63% over the second quarter and by 3.25% compared to the same quarter in the prior year. The increased contribution from the private sector in driving economic growth was a positive sign regarding the progress of the recovery. Looking forward, Rosen believes that the pace of the economic recovery that began in 2010 will accelerate in 2011. Rosen expects GDP growth to improve, accelerating from an estimated annual growth rate of 2.2% in 2010 to 2.8% and 3.0% in 2011 and 2012, respectively. The forecast calls for GDP growth to decelerate to 1.5% in 2013, as inflationary pressures and higher interest rates result in a national economic slowdown. Thereafter, Rosen expects GDP growth to increase to 2.0% in 2014.

Consumer and Retail Sales Outlook

Consumer confidence levels have increased from recessionary lows, although uncertainty regarding the sustainability of the economic recovery prevented the indices from improving more significantly in 2010. Consumers at year-end 2010 were much more positive regarding future economic conditions than about their current situations, as evidenced by the consumer confidence index measured by The Conference Board. The index is divided into two components: (i) the present situation component, which measures consumers’ assessment of the present situation, and (ii) the expectations component, which measures consumer sentiment regarding the next six months. Both components have risen from their recessionary lows, but the expectations component has increased more dramatically, standing at 71.9 in December 2010, compared to its recent low of 27.3 in February 2009. Both components should increase as the pace of job creation accelerates in 2011, resulting in higher consumer spending. Rosen expects the consumer confidence index, which represents the sum of two-fifths of the present situation component and three-fifths of the expectations component, to rebound to 80.0 in 2011 and 90.0 in 2012. Rosen believes that the index will decline to 80.0 in 2013 as the economy slows, before rising to 95.0 in 2014, on par with 2004 levels.

Following five consecutive year-over-year decreases, aggregate personal income increased at an annual rate of 0.66% in the second quarter of 2010, accelerating to 2.10% growth in the third quarter. Real per capita disposable income growth, a key metric for the retail industry, was 1.93% year-over-year in the third quarter, after a more modest 0.44% increase in 2009. These positive income trends are expected to result in increased consumer spending, particularly as consumer confidence increases. Rosen expects stronger income growth to increase consumers’ spending capacity, driving retail sales growth. The forecast calls for real per capita disposable income growth to average 2.7% annually between 2011 and 2014, compared with an estimated 1.1% average annual increase between 2007 and 2010. With credit standards tighter and home equity lines of credit no longer a viable option for many households, stronger income growth will be a key factor in supporting retail sales growth going forward.

Retail sales continued to recover in 2010, increasing at an average annual rate of 6.6% each month. According to the U.S. Census Bureau’s Monthly Retail Trade Survey, total retail sales excluding motor vehicles and parts dealers neared a seasonally adjusted total of $312.8 billion in December 2010, surpassing the previous peak total of $312.7 billion in July 2008. According to the ICSC Chain Store Sales Trends report, holiday sales at stores open at least one year increased by 3.8%, the fastest rate since 2006. As consumer demand strengthens, Rosen expects a corresponding increase in sales compared with recent years. Although sales growth is unlikely to return to peak rates, Rosen believes that annual retail sales growth (including online sales made by brick and mortar retailers) will average 2.8% during the next four years, bringing total fourth-quarter sales to more than $1 trillion in 2014, an increase of nearly $70 billion from the fourth quarter of 2010. Rosen expects sales at value-oriented grocers, discount retailers and other retailers that provide basic household goods or clothing, which maintained positive sales growth or posted only small declines during the recession, to continue to post strong sales growth going forward.

Retail Real Estate Market

As consumer demand rebounded in 2010, the outlook for the retail market improved. Following a substantial number of retailer bankruptcies and closures during the recession, store closing announcements slowed sharply in 2009 and 2010 as consumer demand started to stabilize. According to the International Council of Shopping Centers (ICSC), store closing announcements by major retailers slowed in 2009, to 4,811 announced closures, after more than 6,900 closures were announced in 2008. Although nearly as many store closings were announced during the first half of 2010 as during all of 2009, the pace slowed sharply during the third quarter, when just 350 closings were announced. Because of the strong holiday shopping season, typically the “make-or-break” period for troubled retailers, as well as effective cost-cutting and inventory management, few retailers have announced closures or bankruptcies as of early 2011. Rosen believes that the bulk of closures have already occurred. According to a recent survey by the National Retail Federation, 41% of retailers intend to expand domestically this year, compared with 25% one year ago.

Construction Activity and Outlook

Retail construction activity, as measured by the value of construction put-in-place, remained very low through the first three quarters of 2010 because of the high vacancy rate and a lack of available construction financing. In the third quarter of 2010, the value of put-in-place construction totaled a seasonally adjusted annual rate of $18.2 billion, compared with fourth-quarter averages of $43.7 billion between 2002 and 2008. As demand rebounds, tenant competition for existing space will increase because of the small amount of new space becoming available. Rosen forecasts the value of inflation-adjusted, put-in-place construction to fall from $18.0 billion in 2010 to $16.5 billion in 2011, approximately 65% less than the recent peak of $46.8 billion in 2007. Thereafter, construction activity should increase to $19.5 billion, $23.0 billion and $30.0 billion in 2012, 2013 and 2014, respectively, still significantly less than in recent years. The limited amount of new space should help the market tighten, supporting stronger rent growth as tenants compete for a diminishing amount of existing space.

Rent and Vacancy Rate Trends and Outlook

Market fundamentals weakened since 2006 because of the many store closings, bankruptcies and liquidations, coupled with a large amount of new space completed during that period. The retail vacancy rate increased to 8.7% in 2009, up from a cyclical low of 6.9% in 2006, and rents either increased at a slower pace or declined for neighborhood and community centers, power centers and regional malls. Neighborhood and community centers were the healthiest throughout the downturn because of the relative stability of typical tenants at these types of centers, including drug stores and grocery stores. Demand remained stronger for the non-discretionary goods typically sold at these centers, enabling landlords to continue to increase rents throughout the downturn and recovery period, including 0.6% annual growth in the third quarter of 2010. Power centers were the most adversely affected due to closures by large national tenants including Circuit City and Linens ‘n Things. While rents dropped 0.7% year-over-year in the third quarter of 2010, leasing activity for this type of space began to increase. Strong national tenants that typically occupy big-box space are leasing well-located buildings in power centers and should continue to drive absorption of this property type.

As job growth and higher confidence levels boost consumer demand, Rosen expects retail market conditions to improve beginning in 2011. Rosen forecasts the national retail vacancy rate to fall slowly from 8.8% in 2011 to 8.0% in 2014. As vacant space is absorbed, landlords should be able to increase rents at an accelerating pace. Rosen expects rent growth of 1.7% for neighborhood and community centers and 1.5% for power centers in 2011, accelerating for both property types to more than 2.0% by 2012, and to the 3% range by 2014, on par with annual growth rates at the peak of the most recent cycle in 2006 and 2007.

OUR BUSINESS AND PROPERTIES

Overview

We are one of the largest owners and operators of shopping centers in the United States. As of March 31, 2011, our retail operating portfolio consisted of 264 properties with 35.5 million square feet of GLA. Our retail operating portfolio is geographically diversified across 35 states and includes power centers, community centers, neighborhood centers and lifestyle centers, as well as single-user retail properties. Our retail properties are primarily located in strong retail districts within densely populated areas in highly visible locations with convenient access to interstates and major thoroughfares. Our retail properties have a weighted average age, based on annualized base rent, of only approximately 10.0 years since the initial construction or most recent major renovation. As of March 31, 2011, our retail operating portfolio was 88.5% leased, including leases signed but not commenced. In addition to our retail operating portfolio, as of March 31, 2011, we also held interests in 18 other operating properties, including 12 office properties and six industrial properties, 19 retail operating properties held by three unconsolidated joint ventures and eight retail properties under development.

Our shopping centers are primarily anchored or shadow anchored by strong national and regional grocers, discount retailers and other retailers that provide basic household goods or clothing, including Target, TJX Companies, PetSmart, Best Buy, Bed Bath and Beyond, Home Depot, Kohl’s, Wal-Mart, Publix and Lowe’s. As of March 31, 2011, over 90% of our shopping centers, based on GLA, were anchored or shadow anchored by a grocer, discount department store, a wholesale club or retailers that sell basic household goods or clothing. Overall, we have a broad and highly diversified retail tenant base that includes approximately 1,600 tenants with no one tenant representing more than 3.3% of the total annualized base rent generated from our retail operating properties, or our retail annualized base rent.

We are a client-focused organization, maintaining very active relationships with our key tenants. We have 19 property management offices strategically located across the country and over 180 employees primarily dedicated to our leasing, asset management and property management activities. Our senior management team applies a hands-on approach to leasing our portfolio and is supported by over 80 property managers and senior leasing agents who have an average of 15 years of experience in the industry. We believe that the size and scale of our property management and leasing organization, the breadth of our tenant relationships and the scale of our retail portfolio provides us with a competitive advantage in dealing with national and large regional grocers and retailers. Through the efforts of our leasing team since the beginning of 2009, we have renewed over 70% of our expiring leases based on GLA at aggregate base rental rates that reflected comparatively small decreases from the base rental rates of the expiring leases and have signed 409 new leases for 3.3 million square feet of GLA, representing 9.4% of the total GLA in our retail operating portfolio.

Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of shopping centers through the following competitive strengths:

Large, Diversified, High Quality Retail Portfolio

We own a national portfolio of high quality retail properties that is well diversified both geographically and by property type. We have retail operating properties in 35 states with no one metropolitan statistical area, or MSA, accounting for more than 5.3% of our retail annualized base rent, other than the Dallas-Fort Worth-Arlington area, which accounts for 14.1% of our retail annualized base rent. Our retail operating portfolio is also well diversified by type, including 65 power centers with 16.1 million square feet of GLA, 60 community centers with 9.1 million square feet of GLA, 43 neighborhood centers with 3.3 million square feet of GLA and seven lifestyle shopping centers with 3.3 million square feet of GLA, as well as 89 single-user retail properties with 3.7 million square feet of GLA. We believe the size and scale of our retail portfolio gives us an advantage in working with national and large regional grocers and retailers, as we offer many potential locations to choose from within a selected area and can address multiple needs for space in different geographic areas for tenants with multiple locations. The scale of our portfolio and our tenant relationships have resulted in 29 of our tenants each leasing space at more than 15 locations in our retail operating portfolio, representing a total of 9.4 million square feet of GLA. The following charts show the diversity of our retail operating portfolio by region and by type of property based on GLA:

Our shopping centers are well located within strong retail districts in densely populated areas. They have high quality anchors and shadow anchors that consistently drive traffic to our centers and make them more attractive to other potential tenants. Consistent with our entire retail operating portfolio, our shopping centers are also generally recently constructed, which makes them more appealing to shoppers and potential tenants and reduces redevelopment and renovation costs.

As of March 31, 2011, 66.9% of our shopping centers, based on annualized base rent, were located in the 50 largest MSAs. These shopping centers are positioned in highly attractive markets with favorable demographics, including a weighted average population of 92,432, expected population growth of 7.3% per year and household income of approximately $80,911 within a three-mile radius, based on information derived and interpreted by us as a result of our own analysis from data provided by The Nielsen Company. We believe that growing populations and relatively high household incomes in our markets will increase demand for goods and services sold by our tenants. In addition, as of March 31, 2011, these shopping centers were 86.6% leased with average annualized base rent of $14.98 per leased square foot.

We believe our shopping centers located in markets outside of the 50 largest MSAs are among the most attractive shopping centers in each of the markets in which they are located based on location, age and overall quality. As of March 31, 2011, approximately 91.4% of these shopping centers, based on annualized base rent, are anchored or shadow anchored by either Best Buy (15 locations), Target (12 locations), Home Depot (nine locations), Kohl’s (nine locations), Wal-Mart (seven locations), Lowe’s (five locations), or a national or regional grocer, such as Publix (six locations), Stop & Shop (three locations), Kroger (three locations) and Giant Foods (two locations). As of March 31, 2011, these shopping centers were 91.4% leased with average annualized base rent of $12.21 per leased square foot.

Diversified Base of Value-Oriented Retail Tenants

Our retail portfolio has a broad and highly diversified tenant base that primarily consists of grocers, drug stores, discount retailers and other retailers that provide basic household goods or services. As of March 31, 2011, our total retail tenant base included approximately 1,600 tenants with over 3,200 leases at our retail properties, and our largest shopping center tenants include Best Buy, TJX Companies, Stop & Shop, Bed Bath & Beyond, Home Depot, PetSmart, Ross Dress for Less, Kohl’s, Wal-Mart and Publix. As of March 31, 2011, no single retail tenant represented more than 3.3% of our retail annualized base rent, and our top 20 retail tenants, with 403 locations across our portfolio, represented an aggregate of 35.7% of our retail annualized base rent. Additionally, the financial strength of our tenants enhances the quality of our retail portfolio, as seven of our top ten retail tenants have investment grade credit ratings. We believe that maintaining a diversified tenant base with a value-oriented focus limits the impact of economic cycles and our exposure to any single tenant.

The following table sets forth information regarding the 20 largest tenants in our retail operating portfolio, based on annualized base rent, as of March 31, 2011. Dollars (other than per square foot information) and square feet of GLA are presented in thousands.

Tenant(1)	Credit Ratings(2)	Number of Stores	Total GLA	Percent of Leased GLA(3)	ABR	Percent of ABR(4)	ABR Per Leased Sq. Ft.(5)	Type of Business
Best Buy(6)	BBB-/Baa2	27	1,050	3.4%	$14,241	3.3%	$13.56	Electronics
The TJX Companies, Inc.(7)	A/A3	37	1,120	3.6%	10,617	2.5%	9.48	Discount Clothing
Rite Aid Store	B-/Caa2	34	421	1.4%	10,320	2.4%	24.51	Drug Store
Stop & Shop	BBB/Baa3	10	479	1.6%	10,007	2.3%	20.90	Grocery
Ross Dress for Less	BBB/-	32	955	3.1%	9,202	2.1%	9.64	Discount Clothing
Home Depot	BBB+/Baa1	9	1,097	3.6%	9,137	2.1%	8.33	Home Improvement
Bed Bath & Beyond, Inc.(8)	BBB/-	26	710	2.3%	9,029	2.1%	12.71	Home Goods
PetSmart(9)	BB/-	30	643	2.1%	8,614	2.0%	13.39	Pet Supplies
The Sports Authority	—	17	723	2.4%	8,423	2.0%	11.64	Sporting Goods
Kohl’s	BBB+/Baa1	15	1,154	3.8%	8,071	1.9%	7.00	Discount Department Store
Publix	—	16	635	2.1%	6,723	1.6%	10.58	Grocery
Edwards	—	2	219	0.7%	6,558	1.5%	29.92	Theatre
Wal-Mart Stores, Inc.(10)	AA/Aa2	5	861	2.8%	5,876	1.4%	6.82	Discount Department Store
Pier 1 Imports	B/B2	36	370	1.2%	5,875	1.4%	15.89	Home Goods
Office Depot	—	21	437	1.4%	5,864	1.4%	13.43	Office Supplies
Michaels	B-/B3	23	530	1.7%	5,727	1.3%	10.81	Arts & Crafts
Dick’s Sporting Goods	—	9	465	1.5%	5,473	1.2%	11.78	Sporting Goods
Gap Inc.(11)	BB+/Baa3	26	401	1.3%	4,893	1.1%	12.21	Clothing
The Kroger Co.(12)	BBB/Baa2	13	550	1.8%	4,784	1.1%	8.70	Grocery
CVS	BBB+/Baa2	15	185	0.6%	4,756	1.0%	25.72	Drug Store

Total		403	13,005	42.4%	$154,190	35.7%	$11.86

(1)	Excludes two office tenants, Hewitt Associates LLC, consisting of 1.2 million square feet of GLA and $15.1 million of annualized base rent, and Zurich American Insurance Company, consisting of 0.9 million square feet of GLA and $10.5 million of annualized base rent.
(2)	The credit ratings are for the operating companies and not necessarily the entities with which we have entered into lease agreements.
(3)	Represents GLA as a percentage of leased GLA in our retail operating portfolio.
(4)	Represents the percentage of our retail annualized base rent as of March 31, 2011.
(5)	Represents annualized base rent divided by leased GLA.
(6)	Includes Best Buy (26 locations) and Pacific Sales (one location).
(7)	Includes TJ Maxx (17 locations), Marshalls (17 locations), HomeGoods (three locations).
(8)	Includes Bed Bath & Beyond (25 locations) and the Christmas Tree Shops (one location).
(9)	We also lease a one million square foot distribution center to PetSmart with annualized base rent of $3.4 million.
(10)	Includes Wal-Mart (four locations) and Sam’s Club (one location).
(11)	Includes Old Navy (19 locations), The Gap (five locations) and Banana Republic (two locations).
(12)	Includes Kroger (10 locations), Food 4 Less (one location), King Soopers Grocery Store (one location) and King Soopers Fuel Site (one location).

We generally have long-term leases with our tenants. As of March 31, 2011, the weighted average lease term of our existing retail leases, based on annualized base rent, was 6.4 years, with leases constituting less than 23.9% of our retail annualized base rent expiring before 2014. We believe the limited near-term expirations of our existing retail leases will allow us to more aggressively pursue leasing of space that is currently vacant and provide for more stable cash flows from operations.

Demonstrated Leasing and Property Management Platform

We believe that our national leasing platform overseen by our focused executive team dedicated to leasing provides us with a distinct competitive advantage. Our executive team applies a hands-on approach and capitalizes upon a network of relationships to aggressively lease-up vacant space, maintain high tenant retention rates and creatively address the needs of our retail properties. In addition, our leasing department and asset managers maintain an active dialogue with local, regional and national retailers, as well as the retail brokerage community. We believe our national footprint provides greater access to national and large regional grocers and retailers than our smaller competitors.

Since the beginning of 2009, we have demonstrated our leasing capabilities through our success in addressing vacant space in our portfolio created by three large tenant bankruptcies in 2008. Due to the bankruptcy of Mervyns, our largest tenant at the time, in July 2008, Linens ‘n Things in May 2008 and Circuit City in November 2008, approximately 3.2 million square feet of GLA became available in our retail operating portfolio. Primarily as a result of these vacancies, the percentage of our retail operating portfolio that was leased decreased from 96.8% as of December 31, 2007. In the case of each of these bankruptcy filings, we immediately began assessing which spaces were likely to be vacated as a result of the bankruptcy evaluating the expansion needs of our existing tenants in order to be prepared to lease space in locations that we expected Mervyns, Circuit City and Linens ‘n Things to vacate. As a result, as of March 31, 2011, we have been able to lease approximately 1.7 million square feet of this vacant space, primarily to existing tenants, including four locations to Kohl’s aggregating 294,000 square feet, four locations to Burlington Coat Factory aggregating 309,000 square feet, five locations to TJX Companies aggregating 145,000 square feet, four locations to Best Buy aggregating 144,000 square feet, four locations to HH Gregg aggregating 128,000 square feet and four locations to BigLots aggregating 112,000 square feet. We also sold two former Mervyns locations aggregating approximately 154,000 square feet to institutional buyers after re-leasing the space or obtaining a letter of intent from a national retailer for an aggregate combined sale price of approximately $24.5 million, or an average of $158 per square foot. In addition, as of March 31, 2011, we had under letter of intent or were in active negotiations for 61.3% of the remaining 1.4 million square feet of this GLA. In total, we have leased, sold or are in negotiations for 2.7 million square feet, or 83.5%, of the 3.2 million square feet of GLA that was vacated as a result of these bankruptcies.

As a large, national owner of retail properties, we believe that we offer national and large regional grocers and retailers a greater level of service and credibility with respect to property management than our smaller competitors. We believe that tenants value our commitment to consistently maintain the high standards of our retail properties through our in-house handling of property management and day-to-day operational functions, which has translated into tenant retention rates in excess of 70%, based on expiring GLA, since the beginning of 2009. In this very challenging leasing environment, we renewed approximately 810 leases for a total of 3.8 million square feet of GLA, based on our retail operating portfolio at March 31, 2011, at aggregate base rental rates that reflected comparatively small decreases from the base rental rates of the expiring leases.

Capital Structure Positioned for Growth

Upon completion of this offering, our aggregate indebtedness will consist primarily of fixed rate debt, which will have staggered maturities and a weighted average maturity of approximately      years based on balances as of March 31, 2011, as adjusted for our recently amended and restated credit agreement and the completion of this offering and the application of proceeds from both. We will have less than $         million of debt maturing in any one year and a weighted average interest rate of     % per annum. We also will have a conservative leverage structure, with a ratio of total net debt as of March 31, 2011, as adjusted, to Adjusted EBITDA for the 12 months ended March 31, 2011 of         .

The majority of our indebtedness is property specific, non-recourse, mortgage debt. The recent amendment and restatement of our credit agreement for our existing line of credit provides for a senior secured credit facility in the aggregate amount of $585.0 million, consisting of a $435.0 million senior secured revolving line of credit and a $150.0 million secured term loan from a number of financial institutions, including affiliates of certain of the underwriters of this offering. Upon completion of this offering, our senior secured revolving line of credit will be undrawn and have approximately two years remaining until the initial maturity, with a one-year extension option subject to certain conditions. As a result, we will be able to utilize this line of credit to fund tenant improvements, acquisitions, development activities, general corporate matters and working capital. Overall, we believe our capital structure will provide us with significant financial flexibility to fund future growth.

Experienced Management Team with a Proven Track Record

Our senior management team has on average over 23 years of real estate industry experience through several real estate, credit and retail cycles. They have worked together for the past five years and have proven themselves by successfully managing our large, geographically diverse portfolio through the severe economic recession that began in December 2007. Since the beginning of 2009, without accessing the public equity markets, we refinanced or repaid $2.7 billion of indebtedness, greater than 50% of our total indebtedness at the beginning of 2009, in severely constrained credit markets and in the process reduced our total indebtedness by over $930 million. Our senior management team also has significant transactional experience, having acquired, disposed of, contributed to joint ventures and developed billions of dollars of real estate throughout their careers. We believe that our senior management team’s property management, leasing and operating expertise, combined with their acquisition and financing experience, provide us with a distinct competitive advantage.

Business and Growth Strategies

Our primary objective is to provide attractive risk-adjusted returns for our shareholders by increasing our cash flow from operations and realizing long-term growth strategies. The strategies we intend to execute to achieve this objective include:

Maximize Cash Flow Through Internal Growth

We believe that we will be able to generate cash flow growth through the leasing of vacant space in our retail operating portfolio. As of March 31, 2011, our retail operating portfolio was 88.5% leased including leases signed but not commenced, and had 4.1 million square feet of available space, including a significant amount of space that was previously occupied by big box anchor and junior anchor tenants and is located at properties that do not have one of our top 20 tenants. As of March 31, 2011, we had approximately 718,000 square feet of GLA of signed leases that had not commenced, representing a total of approximately $6.2 million of annualized base rent that will increase our future cash flows. We believe the leasing of this vacant space provides a significant growth opportunity for our shareholders.

A major component of our leasing strategy is to pursue leasing opportunities with our existing tenants. We cultivate our existing tenant relationships through regular portfolio reviews, store concept updates, streamlining site selection and meeting critical retailer shopping event needs. For example, we meet with senior executives at each of our top 25 tenants on an annual or more frequent basis in order to perform portfolio reviews. During these reviews, we are able to actively review the growth plans of these tenants, which enables us to more strategically manage the leasing and repositioning of our retail portfolio as a whole. We utilize these reviews and our relationships with our existing tenants to generate leasing opportunities as these tenants seek to expand or relocate. For example, several of our national retail tenants have announced expansion plans (net of store closings) over the next few years, as outlined in the table below.

Tenant	Rank(1)	Number of Locations(2)	Announced U.S. Expansion Plans
Best Buy	1	27	6-8 new stores in fiscal 2012(3)
The TJX Companies	2	37	64 new stores in fiscal 2012(4)
Ross Dress for Less	5	32	80 new stores in 2011
Bed Bath & Beyond, Inc.	7	26	40 new stores in 2011
PetSmart	8	30	45-50 net new stores in 2011
Kohl’s	10	15	40 new stores in 2011
Publix	11	16	26 new stores in 2011
Wal-Mart Stores, Inc.	13	5	185-205 new stores in fiscal year 2012(4)
Michaels	16	23	20-30 net new stores in fiscal 2011
Dick’s Sporting Goods	17	9	34 new stores in 2011
CVS	20	15	150 net new stores in 2011

(1)	Rank in our retail portfolio based on retail annualized base rent as of March 31, 2011.
(2)	Represents number of stores in our retail portfolio.
(3)	Fiscal 2012 represents March 1, 2011 – February 28, 2012.
(4)	Fiscal 2012 represents February 1, 2011 – January 31, 2012

In addition, the leases we sign are often structured with contractual rent increases. As of March 31, 2011, 41.8% of the leases in our retail operating portfolio, based on annualized base rent, contained contractual rent increases. The average annualized fixed percentage increase in contractual base rent for these leases, based on the difference between the base rent as of March 31, 2011 and the base rent at the time of expiration, was 2.1%.

Asset Preservation and Appreciation through Creative Transactions

We actively manage our portfolio focusing primarily on leasing opportunities, while also taking into account redevelopment, expansion and remerchandising opportunities. In pursuing these opportunities, we focus on increasing operating income and cash flows, active risk mitigation and tenant retention. Additional value enhancing strategies include cost reductions, long-term capital planning and asset sustainability initiatives. Examples of past projects where we executed these strategies include:

Azalea Square: Azalea Square is a 272,000 square foot power center located in Summerville, South Carolina. The major tenants in this shopping center include Dick’s Sporting Goods, Ross Dress for Less, Best Buy, PetSmart and TJ Maxx. In addition, Target and Kohl’s are shadow anchors at the center. At September 30, 2008, the shopping center had an occupancy rate of 100% with Linens ‘n Things leasing 25,400 square feet for $10.75 per square foot. In December 2008, the Linens ‘n Things lease was terminated in connection with its bankruptcy. In response, in June 2009, we divided the former Linens ‘n Things space and leased 10,350 square feet to Ulta Cosmetics for ten years at a starting rent of $17.00 per square foot and 12,400 square feet to Party City for ten years at a starting rent of $10.40 per square foot, which resulted in an 11.7% increase in annualized base rent for the space. Following the re-leasing of the Linens ‘n Things space, the center is again fully occupied.

Tollgate Marketplace: Tollgate Marketplace is a 393,000 square foot power center located in Bel Air, Maryland. The major tenants in this shopping center include Staples, JoAnn Fabrics, Michaels, Toys R Us and TJ Maxx. At December 31, 2008, the shopping center had an occupancy rate of 99.6% with Circuit City leasing 33,800 square feet and Giant Foods leasing 40,400 square feet. In March 2009, Circuit City’s lease was terminated due to its bankruptcy, at which time Circuit City was paying rent of $12.70 per square foot. In addition, in March 2010, Giant Foods’ lease expired and was not renewed. Giant Foods was paying rent of $4.36 per square foot at the time its lease expired. In December 2009, we leased the former Circuit City space to HH Gregg, which was a new relationship at the time, for a term of ten years with starting rent of $10.50 per square foot. Since the signing of this lease, we have completed three additional leases with HH Gregg, all in spaces formerly occupied by Circuit City or Linens ‘n Things. In addition, in early 2009, as a result of our local presence, we became aware that a Wal-Mart Supercenter would be moving into the market, and therefore began marketing the center to our non-grocery retail partners. As a result of this marketing effort, in December 2010, Ashley Furniture, an existing tenant that was leasing space at three of our other properties, signed a ten-year lease for the former Giant Foods space that will commence during the third quarter of 2011 with a starting rent of $9.00 per square foot. Once this new lease commences, the center will again be 99.6% occupied and the annualized base rent from the space vacated by Circuit City and Giant Foods will have increased by 17.3%.

Recycle Capital Through Disposition of Non-Core Assets

We plan to pursue opportunistic dispositions of the non-retail properties and free-standing, triple net retail properties in our operating portfolio in order redeploy capital to continue to build our interest in well located, high quality shopping centers. In addition to our retail operating portfolio, as of March 31, 2011, we held interests in 18 other operating properties, including 12 office properties and six industrial properties, which had a total of 6.7 million square feet of GLA and represent 10.7% of our total operating portfolio based on annualized base rent. We believe that the disposition of these non-retail properties, along with select triple net retail properties, will serve as a source of capital for the growth of our retail portfolio.

As we have in the past, we intend to take advantage of opportunities that may arise to sell assets in our portfolio. Since the end of 2007 through March 31, 2011, we sold 22 properties for an aggregate sales price of $736.3 million, including $466.3 million of debt that was assumed, forgiven or repaid. During this time, we reduced the GLA of our non-retail properties and single-user retail properties by 28.3%. We plan to continue to pursue strategic dispositions to continue to focus our portfolio on well located, high quality shopping centers. An example of a past disposition where we executed on this strategy is as follows:

American Express. We acquired eight office buildings occupied by American Express in a sale/leaseback transaction in December 2004 at a 6.5% capitalization rate, with the intention of adding another investment grade tenant to the portfolio. As our overall strategy and portfolio began to take shape, we decided to opportunistically market the assets for sale in June 2007 in order to replace these non-core office buildings with multi-tenant retail properties. Ultimately, in 2007, we sold four of these buildings for an aggregate sales price of $270.8 million, including the assumption of $150.5 million of debt, which equated to a 6.1% capitalization rate or a $19.6 million gain on sale.

Pursue Acquisitions of High Quality Retail Properties

We intend to pursue disciplined and targeted acquisitions of retail properties that meet our retail property and market selection criteria and will further our strategy of focusing on well located, high quality shopping centers. Utilizing our senior management team’s expertise, we intend to opportunistically acquire retail properties based on identified market and property characteristics, including: property classification, anchor tenant type, lease terms, geographic markets and demographics. We believe that the high level of diversification of our tenant base limits our exposure to any single tenant and allows us to take advantage of growth opportunities through the expansion of our existing relationships without significantly increasing our exposure to any single tenant. We believe that over the next several years the continued impact of the recent disruption in the real estate market will create opportunities to acquire retail properties that meet our investment criteria from owners facing operational and financial stress. Based on our operational expertise and capital resources, we believe that we are well positioned to take advantage of opportunities to acquire retail properties. We plan to pursue acquisitions directly and through joint ventures. We have proven our ability to acquire retail properties creatively, for example:

Southlake Town Square, Southlake, Texas: We acquired this 841,000 square foot shopping center in the northwest suburbs of Dallas in phases over a four year period, in off market transactions. We consider this shopping center to be one of the premier lifestyle centers in the United States. This shopping center features restaurants, offices, a first run movie theater, a Southlake Hilton Hotel, townhomes, city/county town hall and library, post office and a wide variety of first class retailers such as Brooks Brothers, Banana Republic and Williams Sonoma.

We acquired the initial three phases, totaling 472,000 square feet of GLA, in 2004, for an initial investment of approximately $143 million. As part of the transaction, and to ensure we maintained control of this premier expanding asset, we approached the developer as a lender and agreed to fund up to $93 million of construction loans to be used to construct the fourth phase consisting of an additional 311,000 square feet of retail space. The loans were secured and provided us, as lender, with approval rights over construction and leasing, among other things, as well as immediate cash flow. This phase was completed in early 2007, and was purchased by us for approximately $89 million in May 2007, including $80 million that we had previously funded under the construction loan. We purchased two final phases, comprised of approximately 35,000 square feet of retail space and 23,000 square feet of office space, in 2008 for $22 million, which resulted in a total investment in the property of $254 million. Net operating income for the property for 2009 was in excess of $17.6 million, representing a 7.0% annual return on our total purchase price for the property.

The property has strong demographics and is well located between Dallas and Fort Worth. The retail portion of the center is over 85% leased as of March 31, 2011, with several leases in negotiation.

Pursue Strategic Joint Ventures to Leverage Management Platform

We intend to leverage our leasing and property management platform through the strategic formation, capitalization and management of joint ventures. In the past, we have partnered with strong institutional capital providers to supplement our capital base in a manner accretive to our shareholders. Based on our operational expertise in the retail real estate space, we believe that we are well positioned to continue to strategically pursue additional joint ventures with high quality capital partners. Additionally, from time to time we may form partnerships with regional developers that allow us to maximize returns on completed developments and access strategic local markets.

In April 2007, we formed a strategic joint venture with a large state pension fund that currently owns seven retail properties, which we contributed to the venture. During 2010, we formed a joint venture with a wholly-owned affiliate of RioCan and, under the terms of the joint venture agreement, contributed eight shopping centers located in Texas to the joint venture. In total, we have contributed 15 retail properties valued at $496.6 million to these joint ventures. In connection with these contributions, these joint ventures have assumed a total of $285.7 million of debt and we have received cash proceeds of $168.8 million and retained a 20% interest in each joint venture. The use of the joint venture allows us to recycle capital and leverage our own equity capital when pursuing acquisitions, while also generating property management, asset management and other fees from the joint venture. We believe that our existing relationships and our proven ability to manage retail real estate for our joint ventures will facilitate our ability to utilize joint ventures with institutional investors in the future.

Maintain Our Development Activity at Sustainable Levels

We entered into joint venture arrangements with certain developers prior to the recession. Since our inception, we have invested $183.0 million of equity into nine development joint ventures. As of March 31, 2011, we had approximately 2.0 million square feet of GLA of retail space under development, including space developed for shadow anchors, through five consolidated development joint ventures and one unconsolidated development joint venture, of which 1.4 million square feet had already been constructed. Approximately 79.9% of the GLA of these retail development properties that has been constructed was leased as of March 31, 2011, representing $5.7 million of annualized base rent. As of March 31, 2011, we did not have any significant active construction ongoing at our development properties, and, currently, we only intend to develop the remaining estimated total GLA to the extent that we have pre-leased the space to be developed. We expect to stabilize these properties between 2013 and 2014, which will provide further opportunities for growth. We currently do not have plans for any new developments. It remains our philosophy to only develop what we intend to own on a long term basis and we intend to resume development when such opportunities become attractive. An example of one of our completed developments is as follows:

Midtown Center: In January 2005, we purchased this urban, in-fill community center, which is anchored by Wal-Mart, Marshalls, Office Depot and Pick ‘n’ Save, for $53.0 million with the intent of fully building out the existing entitlements through our retail tenant relationships. At closing, the surrounding land acquired with the asset was fully zoned and could accommodate the additional development of up to 110,000 square feet of commercial space. Before beginning the expansion at the center, we approached the City of Milwaukee to explore partnership opportunities in our redevelopment plans and we were awarded a $600,000 low interest loan, as the expansion would add jobs to the surrounding community. The expansion was completed in two phases starting with a ground breaking in May 2006. The first phase was completed in late fall of 2006, consisting of 25,000 square feet, and was 94% pre-leased to Anna’s Linens and Barefoot Shoes to minimize development risk. The second phase broke ground in the spring of 2007, was completed in early 2008 and features a blend of regional and national tenants including Fashion Bug, Casual Male, Simply Fashion and Office Depot’s first location in the City of Milwaukee. To date, the total cost of the additional 86,000 square feet of constructed space is $9.3 million and the aggregate net operating income has increased from $3.4 million in 2008 to $4.2 million in 2010.

Our Properties

Portfolio Summary

The following table summarizes the number, total GLA, percentage leased and annualized base rent as of March 31, 2011, of the operating properties included in our portfolio and the operating properties held by our unconsolidated joint ventures. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

Property Type/Region/State	Number of Properties	GLA	Percent of Total GLA(1)	Percentage Leased(2)	ABR (3) (4)	Percent of ABR(1)	ABR Per Leased Sq. Ft. (5)
Consolidated:
Retail:
Northeast:
Connecticut	5	449	1.3%	92.0%	$7,500	1.7%	$18.17
Massachusetts	5	1,183	3.3%	91.9%	12,297	2.9%	11.31
Maryland	8	2,300	6.5%	86.3%	32,059	7.4%	16.16
Maine	2	423	1.2%	94.7%	4,124	1.0%	10.29
New Jersey	3	373	1.0%	96.4%	3,933	0.9%	10.94
New York	31	1,509	4.2%	98.4%	23,660	5.5%	15.94
Pennsylvania	12	1,362	3.8%	95.4%	16,516	3.8%	12.71
Rhode Island	3	269	0.8%	85.3%	3,330	0.8%	14.51
Virginia	2	386	1.1%	94.8%	7,086	1.6%	19.36
Vermont	1	485	1.4%	83.4%	7,266	1.7%	17.97

Subtotal	72	8,739	24.6%	91.9%	$117,771	27.3%	$14.67

Texas	49	7,560	21.3%	85.9%	$99,726	23.1%	$15.36

West:
Arizona	6	981	2.8%	75.3%	$11,699	2.7%	$15.83
California	31	2,968	8.4%	61.7%	28,177	6.5%	15.37
Colorado	2	479	1.3%	88.1%	4,573	1.1%	10.85
Montana	1	162	0.5%	100.0%	1,868	0.4%	11.53
New Mexico	1	224	0.6%	97.4%	3,224	0.8%	14.77
Nevada	2	384	1.1%	90.4%	6,054	1.4%	17.44
Utah	2	719	2.0%	90.3%	11,344	2.6%	17.48
Washington	4	1,376	3.9%	79.2%	13,373	3.1%	12.27

Subtotal	49	7,293	20.6%	74.9%	$80,312	18.6%	$14.71

Southeast:
Alabama	6	372	1.0%	79.6%	$4,207	1.0%	$14.23
Florida	14	1,579	4.4%	87.3%	20,043	4.6%	14.55
Georgia	14	1,927	5.4%	94.6%	19,718	4.6%	10.80
North Carolina	4	733	2.1%	97.1%	6,988	1.6%	9.82
South Carolina	12	1,271	3.6%	94.4%	13,809	3.2%	11.51
Tennessee	7	712	2.0%	90.8%	7,202	1.7%	11.14

Subtotal	57	6,594	18.5%	91.9%	$71,967	16.7%	$11.88

Property Type/Region/State	Number of Properties	GLA	Percent of Total GLA(1)	Percentage Leased(2)	ABR (3) (4)	Percent of ABR(1)	ABR Per Leased Sq. Ft. (5)
Midwest:
Iowa	1	134	0.4%	95.0%	1,619	0.4%	12.70
Illinois	6	999	2.8%	85.9%	15,237	3.5%	17.75
Indiana	4	653	1.8%	88.3%	5,494	1.3%	9.52
Kansas	1	236	0.7%	95.8%	1,927	0.5%	8.51
Louisiana	3	311	0.9%	93.5%	3,329	0.8%	11.43
Michigan	2	467	1.3%	97.1%	7,478	1.7%	16.49
Missouri	5	811	2.3%	83.9%	7,883	1.8%	11.59
Ohio	7	1,107	3.1%	80.8%	11,654	2.7%	13.04
Oklahoma	6	164	0.5%	100.0%	2,357	0.5%	14.40
Wisconsin	2	423	1.2%	94.3%	4,956	1.1%	12.43

Subtotal	37	5,305	15.0%	88.0%	$61,934	14.3%	$13.26
Total—Retail(6) (7)	264	35,491	100.0%	86.5%	$431,710	100.0%	$14.06
Total—Retail including leases signed but not commenced(8)	264	35,491	—	88.5%	$437,874	—	$14.26

Office	12	3,335	—	96.5%	$38,963	—	$12.11
Industrial	6	3,390	—	100.0%	13,020	—	3.84

Total—Other	18	6,725	—	98.3%	$51,983	—	$7.87

Total—Consolidated Operating Portfolio	282	42,216	—	88.4%	$483,693	—	$12.96

Total—Unconsolidated Operating Properties(9)	19	2,702	—	92.9%	$37,288	—	$14.86

(1)	Percentages are only provided for our retail operating portfolio.
(2)	Except as otherwise noted, based on leases commenced as of March 31, 2011, and calculated as leased GLA divided by total GLA.
(3)	Excludes $5.7 million of annualized base rent from our consolidated development properties. Rental abatements for leases commenced as of March 31, 2011, which are excluded, were $0.5 million for our retail operating portfolio for the 12 months ending March 31, 2012. Annualized base rent does not reflect scheduled lease expirations for the 12 months ending March 31, 2012. The portion of the annualized base rent of our total operating portfolio attributable to leases scheduled to expire during the 12 months ending March 31, 2012, including month-to-month leases, is approximately $35.6 million.
(4)	As of March 31, 2011, we had 17 properties that we did not have title to but held, either partially or completely, pursuant to ground leases, which expire from 2018 to 2105. For three of the 17 properties we have an option to purchase the property subject to the ground lease by providing written notice before a specified date or, for one ground lease, any time during the term of the lease. As of March 31, 2011, the annualized base rent due from us under these ground leases was $6.1 million.
(5)	Represents annualized base rent divided by leased GLA.

(6)	Occasionally our leases contain provisions giving the tenant rights to purchase the property, which can take the form of a fixed price purchase option, a fair market value option or a put option, which requires us to either put the property to the tenant or accept a significant reduction in rent. The following chart summarizes such rights as of March 31, 2011 (GLA and annualized base rent in thousands):

	Number of Leases	GLA	ABR
Fixed Price Purchase Options	2	236	$3,013
Fair Market Value Options	1	7	$154
Put Option	2	257	$1,519

In addition, certain of our leases contain provisions granting the tenant a right of first offer or right of first refusal in the event that we want to dispose of the property.

(7)	Includes 55 properties with 6.5 million square feet of GLA representing $85.1 million of annualized base rent held in one joint venture in which we have a 77% interest and includes a portion of one property with 0.3 million square feet of GLA representing $6.6 million of annualized base rent held in one joint venture in which we have a 95% interest. Regarding the 55 properties held in the joint venture in which we have a 77% interest, we currently anticipate using a portion of the net proceeds from this offering to exercise our option to repurchase the 23% interest held by others. As a result, following this offering we anticipate that we will own 100% of those properties.
(8)	Includes leases signed but not commenced as of March 31, 2011 for approximately 718,000 square feet of GLA representing $6.2 million of annualized base rent as of lease commencement.
(9)	Includes 15 properties with 2.5 million square feet of GLA representing $35.5 million of annualized base rent held in two separate joint ventures in which we have a 20% interest and four properties with 0.2 million square feet of GLA representing $1.8 million of annualized base rent held in one joint venture in which we have a 95.8% interest.

Top 25 Properties

The following table provides summary information as of March 31, 2011 regarding the 25 largest properties, based on our annualized base rent as of March 31, 2011, in our retail operating portfolio. Except as noted below, all properties described below are wholly-owned by us. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

Property Name/Location	Year Built/ Renovated(1)	Metropolitan Statistical Area	GLA	Percent Leased(2)	ABR	ABR per Leased Sq. Ft.(3)	Anchors (Shadow Anchors)
Southlake Town Square/ Southlake, TX(4)	2004	Dallas-Fort Worth-Arlington	841	83.6%	$19,296	$27.46	The Cheesecake Factory, Barnes & Noble, Harkins Theatres, Apple Store, Brooks Brothers, Container Store

Gateway/ Salt Lake City, UT	2002	Salt Lake City	624	91.9%	10,370	18.08	Barnes & Noble, Urban Outfitters, Abercrombie, Dick’s Sporting Goods, Gateway Theatres

The Shops at Legacy/ Plano, TX	2004	Dallas-Fort Worth-Arlington	391	88.5%	8,753	25.28	Bob’s Steak & Chop House, Jasper’s Restaurant, Sambuka 360, Urban Outfitters, Angelika Film Center

Boulevard at The Capital Ctr/ Largo, MD	2004	Washington-Arlington-Alexandria	486	84.40%	8,581	20.94	DSW, HH Gregg, Magic Johnson Theaters, Sports Authority

Southpark Meadows II/ Austin, TX	2006	Austin-Round Rock	654	96.8%	8,546	13.49	Beall’s, Bed Bath & Beyond, Best Buy, JC Penney, Marshalls, Ross Dress for Less, Sports Authority, (Super Target, Ashley Home)

Reisterstown Road Plaza/ Baltimore, MD	2004	Baltimore-Towson	797	82.1%	8,025	12.27	Burlington Coat Factory, Giant Foods, Home Depot, Marshalls

Maple Tree Place/ Williston, VT	2005	N/A	485	83.4%	7,266	17.97	Best Buy, Christmas Tree Shops, Dick’s Sporting Goods, Majestic Cinema, Shaw’s Supermarkets, Staples

Eastwood Towne Center/ Lansing, MI	2002	N/A	332	95.9%	6,105	19.16	Dick’s Sporting Goods, DSW, Pottery Barn, J. Crew, P.F. Chang’s, (Wal-Mart, Sam’s Club)

Lincoln Plaza/ Worcester, MA	2004	N/A	536	96.9%	5,511	10.61	Target, Lowe’s, Dick’s Sporting Goods, Stop & Shop, Barnes & Noble

Central Texas Marketplace/ Waco, TX	2004	N/A	526	91.9%	5,336	11.04	Bed Bath & Beyond, Belks, Kohl’s, Marshalls, Ross Dress for Less, Sports Authority

Brickyard/ Chicago, IL	2004	Chicago-Naperville-Joliet	261	93.3%	5,145	21.09	Jewel-Osco, Marshalls, Pier 1, (Lowe’s, Target)

Jefferson Commons/ Newport News, VA	2005	Virginia Beach-Norfolk-Newport	306	95.5%	5,056	17.29	Trader Joe’s, Ross Dress for Less, TJ Maxx, Ulta, Petco, (Kohl’s)

Fullerton MetroCenter/ Fullerton, CA(5)	1988	Los Angeles- Long Beach- Santa Ana	253	91.0%	5,045	21.90	Sports Authority, Henry’s Farmers Market, PetSmart, (Target)

Tollgate Marketplace/ Bel Air, MD	1994	Baltimore-Towson	393	86.2%	5,043	14.89	Barnes & Noble, HH Gregg, JoAnn Fabrics, Michaels, Staples, TJ Maxx, Toys R Us

Property Name/Location	Year Built/ Renovated(1)	Metropolitan Statistical Area	GLA	Percent Leased(2)	ABR	ABR per Leased Sq. Ft.(3)	Anchors (Shadow Anchors)
Henry Town Center/ McDonough, GA	2002	Atlanta-Sandy Springs-Marietta	444	99.6%	4,790	10.82	Belks, Bed Bath & Beyond, Marshalls, Michaels, Ross Dress for Less, Staples, (Super Target, Home Depot)

Denton Town Crossing/ Denton TX(5)	2004	Dallas-Fort Worth- Arlington	339	95.6%	4,674	14.43	Kroger, Best Buy, TJ Maxx, Bed Bath & Beyond, Michaels, Sports Authority

Midtown Center/ Milwaukee, WI	1987	Milwaukee-Waukesha-West Allis	409	94.1%	4,636	12.05	Marshalls, Office Depot, Pick ‘n’ Save, Wal-Mart

The Market at Polaris/ Columbus, OH	2005	Columbus	209	98.9%	4,532	21.97	Rave Theatres, Dick’s Sporting Goods, Bed Bath & Beyond, PetSmart

Lakewood Towne Center/ Lakewood, WA	2003	Seattle-Tacoma-Bellevue	579	65.9%	4,519	11.84	Bed Bath & Beyond, Burlington Coat Factory, Michaels, Ross Dress for Less, 24 Hour Fitness, Barnes & Noble, Cineplex Odeon, (Super Target)

Gateway Plaza/ Southlake, TX	2000	Dallas-Fort Worth-Arlington	370	92.9%	4,389	12.76	Bed Bath & Beyond, Kohl’s, Michael’s, Old Navy, TJ Maxx, Ulta

Newnan Crossing/ Newnan, GA	2004	N/A	416	99.6%	4,351	10.50	Ashley Furniture, Babies R Us, BJ’s Wholesale Club, HH Gregg, Michaels, Old Navy, TJ Maxx, (Target)

Gateway Pavilions/ Arondale, AZ(5)	2004	Phoenix-Mesa-Scottsdale	302	92.8%	4,319	15.42	Harkins Theatres, Marshalls, Sports Authority, (Costco)

Shops at 5/ Plymouth, MA	2005	Boston-Cambridge-Quincy	422	90.5%	3,834	10.05	BJ’s Wholesale Club, Kohl’s, PetSmart, Sports Authority, TJ Maxx

Northpointe Plaza/ Annapolis, MD(5)	1993	N/A	378	86.5%	3,825	11.71	Safeway, Big Lots, Best Buy, TJ Maxx, Sports Authority, Staples, (Target)

Gateway Village/ Annapolis, MD	1996	Baltimore-Towson	274	95.9%	3,782	14.38	Best Buy, Burlington Coat Factory, PetSmart, Safeway, Staples

(1)	Represents the year in which the property was built, based on the completion date, or, if applicable, the year in which the most recent major renovation of the property was completed.
(2)	Based on leases commenced as of March 31, 2011, and calculated as leased GLA divided by total GLA.
(3)	Represents annualized base rent divided by leased GLA.
(4)	Approximately 311,000 square feet of GLA of this property is held in one joint venture in which we have a 95% interest. GLA includes 23,000 square feet of office space.
(5)	This property is held in one joint venture in which we have a 77% interest. We currently anticipate using the net proceeds from this offering to exercise our right to repurchase the 23% interest held by others. As a result, following this offering we anticipate that we will own 100% of this property.

Properties Under Development

The following table provides summary information regarding our consolidated and unconsolidated properties under development as of March 31, 2011. As of March 31, 2011, we did not have significant active construction ongoing at our development properties, and, currently, we only intend to develop the remaining estimated total GLA to the extent that we have pre-leased the space to be developed. If we were to pre-lease all of the estimated total GLA included in the table below, we estimate that the total remaining costs to complete the development of this space would be $55.8 million, which we expect to fund through construction loans and proceeds of potential sales of our Bellevue Mall and South Billings Center development properties. As of March 31, 2011, the annualized base rent from the portion of our development properties with respect to which construction has been completed was $5.7 million. Dollars and square feet of GLA are presented in thousands in the table.

Development Properties/Location	Estimated Stabilization Date(1)	Percent Owned	Current GLA(2)(3)	Percent Leased(3)(4)	Estimated Total GLA(3)	Carrying Value(5)	Construction Loan Balance
Consolidated:
Lake Mead Crossing/ Henderson, NV(9)	2013	25.0%	408	77.9%	669	$81,167	$48,949
Green Valley Crossing/ Henderson, NV	2014	50.0%	179	82.2%	272	25,053	11,350
Wheatland Towne Crossing/ Dallas, TX(9)	2014	75.0%	162	100.0%	392	14,838	5,730
Parkway Towne Crossing/ Frisco, TX(9)	2013	75.0%	346	80.6%	377	25,977	20,809
Bellevue Mall/ Nashville, TN(6)	—	100.0%	—	—	—	26,448	—
South Billings Center/ Billings, MT(6)	—	44.5%	215	100.0%	215	5,072	—
Unconsolidated:
Hampton Retail Colorado (two properties)/ Denver, CO(7)(8)	2013	95.8%	93	—	93	5,381	4,031

Total			1,403	79.9%	2,018	$183,936	$90,869

(1)	Estimated stabilization date represents the date by which we currently estimate that leases with respect to 90% of the estimated total GLA will have commenced.
(2)	Represents GLA with respect to which construction had been completed as of March 31, 2011.
(3)	Includes space developed for shadow anchors.
(4)	Represents the percentage of current GLA with respect to which leases had commenced as of March 31, 2011.
(5)	Represents the carrying value of each property as of March 31, 2011, which was the total investment less accumulated depreciation through March 31, 2011.
(6)	South Billings Center is entitled for an estimated total GLA of 404,800 square feet and Bellevue Mall is entitled for an estimated total GLA of 1,015,000 square feet. Currently, we have no plans to continue to develop these properties. We have entered into an agreement to sell our Bellevue Mall development property for an aggregate purchase price of $27.0 million. Subsequent to March 31, 2011, the agreement to sell our Bellevue Mall development property expired without the closing of the sale.
(7)	Represents the carrying value of the two properties under development held by the joint venture, which was the total investment less accumulated depreciation through March 31, 2011. There is an additional $18.2 million of carrying value related to four operational properties held by the joint venture.
(8)	The construction loan balance is only the portion related to two properties under development held by the joint venture. There is an additional $16.4 million construction loan related to four operational properties held by the joint venture.

(9)	Subsequent to March 31, 2011, we closed on the dissolution of a partnership with a partner in three of our development joint ventures, which resulted in us acquiring a 100% ownership interest in Parkway Towne Crossing, a 100% ownership interest in three fully-occupied outlots at Wheatland Towne Crossing, and a 50% ownership interest in Lake Mead Crossing. The remaining property (excluding the three outlots) of Wheatland Towne Crossing was conveyed to our partner and our partner simultaneously repaid the related $5,730 construction loan. Concurrently with this transaction, we also acquired a 36.7% ownership interest in Lake Mead Crossing from another partner in that joint venture, increasing our total ownership interest in the property to 86.7%.

Lease Expirations

The following table sets forth a summary, as of March 31, 2011, of lease expirations scheduled to occur during the remainder of 2011, each of the nine calendar years from 2012 to 2020 and thereafter, assuming no exercise of renewal options or early termination rights. The following table is based on leases commenced as of March 31, 2011 for our retail operating portfolio. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

Lease Expiration Year	Number of Expiring Leases	GLA	Percent of Leased GLA	Percent of Total GLA	ABR	Percent of Total ABR	ABR per Leased Sq. Ft.(1)	ABR at Exp.(2)	ABR Per Leased Sq. Ft. at Exp.(3)
2011(4)	267	1,035	3.4%	2.9%	17,453	4.0%	16.86	17,453	16.86
2012	488	2,143	7.0%	6.0%	36,506	8.5%	17.03	37,020	17.27
2013	542	2,859	9.3%	8.1%	45,305	10.5%	15.85	46,342	16.21
2014	583	3,999	13.0%	11.3%	60,793	14.1%	15.20	62,205	15.56
2015	400	3,331	10.8%	9.4%	46,290	10.7%	13.90	47,930	14.39
2016	271	2,425	7.9%	6.8%	36,941	8.6%	15.23	39,444	16.27
2017	109	1,560	5.1%	4.4%	19,511	4.5%	12.51	20,463	13.12
2018	85	1,055	3.4%	3.0%	16,633	3.9%	15.77	17,995	17.06
2019	90	1,713	5.6%	4.8%	24,360	5.6%	14.22	25,780	15.05
2020	94	1,996	6.5%	5.6%	23,729	5.5%	11.89	25,336	12.69
Thereafter	241	8,298	27.0%	23.4%	100,280	23.2%	12.08	107,721	12.98
Month to month	68	294	1.0%	0.8%	3,909	0.9%	13.30	3,909	13.30

Leased Total	3,238	30,708	100.0%	86.5%	$431,710	100.0%	$14.06	$451,598	$14.71

Leases signed but not commenced(5)	2	718	—	2.0%	6,164	—	$8.58	6,584	$9.17
Available	—	4,065	—	11.5%	—	—	—	—	—

(1)	Represents annualized base rent, divided by leased GLA.
(2)	Represents annualized base rent at the scheduled expiration of the lease giving effect to contractual increases in base rent.
(3)	Represents annualized base rent at the scheduled expiration of the lease, giving effect to contractual increases in base rent, divided by leased GLA. Does not reflect contractual increases based on the Consumer Price Index.
(4)	Excludes month-to-month leases.
(5)	Represents leases signed but not commenced as of March 31, 2011.

As of March 31, 2011, the weighted average lease term of leases at our office and industrial properties, based on annualized base rent, was 6.6 years, with no expirations prior to 2014.

Lease Distribution

The following table sets forth information relating to the distribution of leases in our retail operating portfolio, based on leases commenced as of March 31, 2011. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

GLA Under Lease	Number of Leases	GLA	Percent of Leased GLA	ABR	Percent of ABR	ABR Per Leased Sq. Ft.
Ground Lease	148	2,620	8.5%	$22,699	5.3%	$8.66
2,500 or less	1,417	2,082	6.8%	51,685	12.0%	24.82
2,501 – 10,000	1,018	4,948	16.1%	104,992	24.2%	21.22
10,001 – 25,000	341	5,618	18.3%	81,565	18.9%	14.52
25,001 – 40,000	155	4,671	15.2%	49,880	11.6%	10.68
40,001 – 100,000	139	8,089	26.4%	96,632	22.4%	11.95
Greater than 100,000	20	2,680	8.7%	24,257	5.6%	9.05

Leased Total	3,238	30,708	100.0%	$431,710	100.0%	$14.06

Historical Leasing Activity

The following table sets forth certain historical information regarding leasing activity at the properties in our retail operating portfolio as of March 31, 2011.

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007
Expirations(1)
Number of leases	111	416	641	383	292
GLA (square feet at end of period, in thousands)	886	1,834	2,446	1,151	961
Expiring base rent per square foot	$12.04	$15.77	$16.05	$18.06	$16.97

Renewals(2) (3)
Number of leases	89	306	416	247	223
GLA leased (square feet at end of period, in thousands)	780	1,349	1,685	808	793
Expiring base rent per square foot	$11.21	$16.26	$16.10	$17.56	$16.81
New base rent per square foot(4)	$11.42	$15.55	$16.23	$18.86	$17.95
Renewal rate (based on GLA)	88.0%	73.6%	68.9%	70.2%	82.5%

New Leases(5)
Number of leases	41	203	165	153	170
GLA leased (square feet at end of period, in thousands)	295	1,702	1,331	476	652
New base rent per square foot(4)	$14.06	$11.17	$12.92	$19.59	$19.59

Total New Leases and Renewals
Number of leases	130	509	581	400	393
GLA leased (square feet at end of period, in thousands)	1,075	3,051	3,016	1,284	1,445
New base rent per square foot(4)	$12.14	$13.11	$14.77	$19.13	$18.69

(1)	Excludes month-to-month leases.
(2)	Includes retained tenants that have relocated or expanded into new space within our portfolio. Monthly renewals of month-to-month tenants are not included.
(3)	Lease renewals are shown in the period the prior term expires.
(4)	Based upon GLA of signed leases for the period presented.
(5)	Does not include retained tenants that have relocated or expanded into new space within our portfolio.

Historical Percentage Leased and Rental Rates

The following table sets forth, as of the indicated dates, the percentage leased and annualized base rent per leased square foot for the properties in our retail operating portfolio as of March 31, 2011. Square feet of GLA are presented in thousands in the table.

Date	Total GLA	Percentage Leased(1)	Annualized Base Rent Per Leased Square Foot(2)
March 31, 2011	35,491	86.5%	$14.06
December 31, 2010	35,766	86.8%	$13.94
December 31, 2009	35,730	85.5%	$14.07
December 31, 2008	35,612	88.6%	$14.12
December 31, 2007	34,564	96.8%	$13.74
December 31, 2006	32,697	97.8%	$14.52

(1)	Based on leases commenced as of the date presented, and calculated as leased GLA divided by total GLA.
(2)	Represents (i) annualized base rent under leases commenced as of date indicated divided by (ii) leased GLA as of the period indicated.

Tenant Improvement and Leasing Commissions

The following table sets forth certain historical information regarding tenant improvement and leasing commission costs for tenants at the properties in our retail operating portfolio as of March 31, 2011. The tenant improvement and leasing commission costs presented are based on when the expenses were incurred, which may be during different periods than when the leases were signed. Dollars and square feet of GLA are presented in thousands in the table.

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007
Total New Leases and Renewals
Number of leases signed(1)	130	509	581	400	393
GLA	1,075	3,051	3,016	1,284	1,445
Leasing commission costs	$2,056	$5,568	$3,870	$3,093	$2,856
Tenant improvement costs	$5,415	$22,756	$13,282	$7,412	$5,239
Total leasing commission costs and tenant improvement costs	$7,471	$28,324	$17,152	$10,505	$8,095

(1)	Lease renewals are shown in the period the prior term expires.

Historical Capital Expenditures

The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our retail operating portfolio as of March 31, 2011. Dollars (other than per square foot information) and square feet of GLA are presented in thousands in the table.

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007
Recurring capital expenditures	$1,349	$5,732	$5,119	$7,266	$3,243
GLA	35,491	35,766	35,730	35,612	34,564
Recurring capital expenditures per square foot(1)	$0.15	$0.16	$0.14	$0.20	$0.09

(1)	Recurring capital expenditures for properties acquired during the period are annualized.

Mortgages

As of March 31, 2011, we had mortgages secured by 275 of our consolidated operating properties and our unconsolidated joint ventures had mortgages secured by 19 operating properties. The following is a summary of these mortgages and the properties securing these mortgages as of March 31, 2011. For the mortgages secured by our consolidated operating properties, we have grouped this information together based on the year in which the mortgage is scheduled to mature. Dollars and square feet of GLA are presented in thousands in the table.

	Mortgages		Properties Securing Mortgages(1)
Maturity Date By Year	Outstanding Principal Amount(2)	Weighted Average Interest Rate(3)	Number of Props.	GLA	ABR(4)
Consolidated Operating:
2011(5)	$392,776	5.69%	20	4,158	42,838
2012	422,164	5.48%	35	4,064	41,393
2013	680,124	4.77%	47	9,280	94,573
2014	224,049	7.13%	16	2,921	33,546
2015	471,450	5.78%	68	4,717	62,044
Thereafter(6)	1,254,865	6.65%	89	15,873	204,607

Total-Encumbered	$3,445,428	5.94%	275	41,013	$479,001
Unencumbered	—	—	7	1,203	4,691

Total	$3,445,428	5.94%	282	42,216	$483,692

Unconsolidated Operating(7)	$295,622	5.39%	19	2,630	$36,343

(1)	For eight of our consolidated operating properties, we have separate mortgages for different portions, or phases, of the property that mature in different years. For each of these properties, the portion of the total square feet of GLA of the property that is securing each mortgage (and the annualized base rent attributable to that GLA) is presented in the year in which such mortgage matures. However, for purposes of presenting the number of properties, each of these properties is only included in the property count for the year in which the mortgage with the largest principal balance matures.
(2)	Maturities for each year include amortization paid. For mortgages maturing each year, the following sets forth the amount of the outstanding principal amount as of March 31, 2011 that is included as an amount maturing in a prior year in the table due to scheduled amortization:

Year	Amount of Prior Amortization
(in thousands)
2012	664
2013	1,753
2014	3,760
2015	17,672
Thereafter	78,082

(3)	Based on interest as of March 31, 2011 for all variable rate debt.
(4)	Excludes $5.7 million of annualized base rent from our consolidated development properties. Rental abatements for leases commenced as of March 31, 2011, which are excluded, were $0.5 million for our retail operating portfolio for the 12 months ending March 31, 2012. Annualized base rent does not reflect scheduled lease expirations for the 12 months ending March 31, 2012. The portion of the annualized base rent of our total operating portfolio attributable to leases scheduled to expire during the 12 months ending March 31, 2012, including month-to-month leases, is approximately $35.6 million.
(5)

Amount for 2011 includes $73.0 million of mortgage loans that had matured but had not been repaid as of March 31, 2011. As of July 18, 2011, $32.5 million of mortgage loans that matured in 2010 and $31.0 million that had matured in 2011 remained outstanding. We are currently in negotiations with the lenders regarding an appropriate course of action with respect to these mortgages payable. Collectively, these mortgages are secured by a total of four properties with 860,731 square feet of GLA representing $7.6 million of annualized base rent as of March 31, 2011.
(6)	Excludes $125.0 million of debt secured by our equity interest in the IW JV, which, as of March 31, 2011, held 55 retail operating properties with 6.5 million square feet of GLA representing $85.1 million of annualized base rent. We currently anticipate using a portion of the net proceeds from this offering to exercise our option to repurchase Inland Equity’s interest in IW JV, as a result of which we will own 100% of IW JV.
(7)	Includes mortgages with an aggregate principal amount of $275.2 million with a weighted average maturity date of 3.0 years owed by two separate joint ventures in which we have a 20% interest and a construction loan with a principal balance of $20.4 million with a maturity date of September 1, 2014 owed by one joint venture in which we have a 95.8% interest. The construction loan is secured by two properties under development and four operating properties held by the joint venture.

Operating History

We are a Maryland corporation formed in March 2003, and we have been publicly held and subject to SEC reporting obligations since the completion of our first public offering in 2003. As of March 31, 2011, we had over 111,000 shareholders of record. We were initially sponsored by The Inland Group, Inc. and its affiliates, but we have not been affiliated with The Inland Group since the internalization of our management in November 2007.

2007 Internalization

On November 15, 2007, pursuant to an agreement and plan of merger, approved by our shareholders on November 13, 2007, we acquired, through a series of mergers, four entities affiliated with our former sponsor, IREIC, which entities provided business management/advisory and property management services to us. Shareholders of the acquired entities received an aggregate of 37,500,000 shares of our common stock, valued under the merger agreement at $10.00 per share. In December 2010, certain of the shareholders returned 9,000,000 shares of our common stock to us in connection with our settlement of a lawsuit relating to this acquisition. As a result of the mergers, we now perform substantially all of our key operational activities internally. In connection with the mergers, we and our former business manager/advisor or our former property managers entered into a number agreements and amendments to agreements, with The Inland Group, Inc. and certain of its affiliates. See “Certain Relationships and Related Transactions.”

Recapitalization

Prior to the completion of this offering, we intend to complete the Recapitalization. See “Recapitalization.”

Regulation

General

The properties in our portfolio are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe each of the existing properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation, remediation, natural resource damages or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. In addition, the presence of contamination or the failure to remediate contamination at our properties may adversely affect our ability to sell, redevelop, or lease such property or to borrow using the property as collateral. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so.

Independent environmental consultants have conducted Phase I Environmental Site Assessments or similar environmental audits for all our investment properties at the time they were acquired. A Phase I Environmental Site Assessment is a written report that identifies existing or potential environmental conditions associated with a particular property. These environmental site assessments generally involve a review of records and visual inspection of the property but do not include soil sampling or ground water analysis. These environmental site assessments have not revealed, nor are we aware of, any environmental liability that we believe will have a material adverse effect on our operations. These environmental site assessments have a limited scope, however, and may not reveal all potential environmental liabilities. Further, material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose additional material environmental liability beyond what was known at the time the site assessment was conducted.

In addition, our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes and underground and aboveground storage tanks.

Noncompliance with these environmental, health and safety laws could subject us or our tenants to liability. These environmental liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with environmental laws, health and safety laws or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health, and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation, or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

We also may incur liability arising from mold growth in the buildings we own or operate. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

Insurance

We carry comprehensive liability, fire, extended coverage, earthquake, terrorism and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured. Our terrorism insurance is subject to exclusions for loss or damage caused by nuclear substances, pollutants, contaminants and biological and chemical weapons. We do not carry insurance for generally uninsured losses such as loss from riots or acts of God. In addition, we carry terrorism insurance on all of our properties in an amount and with deductibles which we believe are commercially reasonable. See “Risk Factors—Risks Relating to Our Business and Our Properties—If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits” and “—Some of our properties are subject to potential natural and other disasters, which could cause significant damage to our properties and result in substantial costs to us or loss of our invested capital in the properties.”

Competition

In seeking new investment opportunities, we compete with other real estate investors, including pension funds, insurance companies, foreign investors, real estate partnerships, other REITs, private individuals and other real estate companies, some of which have greater financial resources than we do. With respect to properties presently owned by us, we compete with other owners of like properties for tenants. There can be no assurance that we will be able to successfully compete with such entities in development, acquisition, and leasing activities in the future.

Our business is inherently competitive. Property owners, including us, compete on the basis of location, visibility, quality and aesthetic value of construction, volume of traffic, strength and name recognition of tenants and other factors. These factors combine to determine the level of occupancy and rental rates that we are able to achieve at our properties. Further, our tenants compete with other forms of retailing, including e-commerce, catalog companies and direct consumer sales. We may, at times, compete with newer properties or those in more desirable locations. To remain competitive, we evaluate all of the factors affecting our centers and try to position them accordingly. For example, we may decide to focus on renting space to specific retailers who will complement our existing tenants and increase traffic. We believe the principal factors that retailers consider in making their leasing decision include:

•	consumer demographics;

•	quality, design and location of properties;

•	total number and geographic distribution of properties;

•	diversity of retailers and anchor tenants at shopping center locations;

•	management and operational expertise; and

•	rental rates.

Based on these factors, we believe that the size and scope of our property portfolio, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for retail tenants in our local markets. Because our revenue potential may be linked to the success of retailers, we indirectly share exposure to the same competitive factors that our retail tenants experience in their respective markets when trying to attract individual shoppers. These dynamics include general competition from other regional shopping centers, including outlet malls and other discount shopping centers, as well as competition with discount shopping clubs, catalog companies, Internet sales and telemarketing.

Employees

As of July 18, 2011, we had approximately 260 employees.

Legal Proceedings

From time to time, we are party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

MANAGEMENT

Directors and Executive Officers

Currently, our board of directors consists of nine directors. Our board of directors has determined that seven of our directors are independent directors for purposes of applicable NYSE rules. Pursuant to our charter, our directors are elected annually by our shareholders to serve until the next annual meeting or until their successors are duly elected and qualify. The next annual meeting of our shareholders after this offering will be held in 2011. Our officers serve at the discretion of our board of directors.

Certain information regarding our executive officers and directors is set forth below:

Name	Age	Position
Steven P. Grimes	44	Chief Executive Officer, President, Chief Financial Officer, Treasurer and Director
Dennis K. Holland	59	Executive Vice President, General Counsel and Secretary
Shane C. Garrison	41	Executive Vice President and Chief Investment Officer
Niall J. Byrne	55	Executive Vice President and President of Property Management
James W. Kleifges	61	Executive Vice President and Chief Accounting Officer
Gerald M. Gorski*	68	Director and Chairman of the Board
Kenneth H. Beard*	71	Director
Frank A. Catalano, Jr*	50	Director
Paul R. Gauvreau*	71	Director
Brenda G. Gujral	68	Director
Richard P. Imperiale*	51	Director
Kenneth E. Masick*	65	Director
Barbara A. Murphy*	73	Director

*	Determined by our board of directors to be an independent director within the meaning of the NYSE listing standards.

The following are biographical summaries of the experience of our executive officers and directors.

Steven P. Grimes serves as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and as a Director. Mr. Grimes has served as one of our directors since March 8, 2011 and as Chief Executive Officer and President since October 13, 2009. Previously, Mr. Grimes served as our Chief Operating Officer and Chief Financial Officer since the internalization of our management on November 15, 2007. Prior to our internalization, Mr. Grimes served as Principal Financial Officer and Treasurer and the Chief Financial Officer of Inland Western Retail Real Estate Advisory Services, Inc., which was our former business manager/advisor, since February 2004. Prior to joining our former business manager/advisor, Mr. Grimes served as a Director with Cohen Financial, a mortgage brokerage firm, and as a senior manager with Deloitte in their Chicago-based real estate practice, where he was a national deputy real estate industry leader. Mr. Grimes is also an active member of various real estate trade associations, including the Real Estate Roundtable. Mr. Grimes received his B.S. in Accounting from Indiana University and is a Certified Public Accountant.

Dennis K. Holland serves as our Executive Vice President, General Counsel and Secretary. In this role, Mr. Holland manages our legal department and is involved in all aspects of our business, including real estate acquisitions and financings, sales, securities laws, corporate governance matters, leasing and tenant matters and litigation management. Mr. Holland has served in these positions since the internalization of our management on November 15, 2007. Prior to that time, he served as Associate Counsel of The Inland Real Estate Group, Inc., an affiliate of our former business manager/advisor, since December 2003. Prior to December 2003, Mr. Holland served as Deputy General Counsel of Heller Financial, Inc., and General Counsel of its real estate group, and in a business role with GE Capital following its acquisition of Heller Financial. Mr. Holland received his B.S. in Economics from Bradley University in 1974 and a J.D. from the John Marshall Law School in 1979.

Shane C. Garrison serves as our Executive Vice President and Chief Investment Officer. In this role, Mr. Garrison is responsible for several operating functions within the company, including leasing, construction operations, joint ventures, and overall asset management, which includes acquisitions and dispositions. Mr. Garrison has served in this position since the internalization of our management on November 15, 2007. Prior to that time, Mr. Garrison served as Vice President of Asset Management of Inland US Management LLC, which was a property management company affiliated with our former business manager/advisor, since 2004. In this prior role, Mr. Garrison underwrote over $1.2 billion of assets acquired by us, and went on to spearhead our development and joint venture initiatives. Previously, Mr. Garrison had served as head of asset management for ECI Properties, a small boutique owner of industrial and retail properties, and the general manager of the Midwest region for Circuit City, a large electronics retailer. Mr. Garrison received his B.S. in Business Administration from Illinois State University and an MBA in Real Estate Finance from DePaul University.

Niall J. Byrne serves as our Executive Vice President and President of Property Management. In this role, Mr. Byrne is responsible for the oversight of all the property management functions for our portfolio. Mr. Byrne has served in this position since the internalization of our management on November 15, 2007. Prior to that time, he served as a Senior Vice President of Inland Holdco Management LLC, which was a property management company affiliated with our former business manager/advisor, since 2005. In this role, Mr. Byrne was responsible for the oversight of all of the property management, leasing and marketing activities for our portfolio and was involved in our development, acquisitions and joint venture initiatives. Previously, from 2004 to 2005, Mr. Byrne served as Vice President of Asset Management of American Landmark Properties, Ltd., a private real estate company, where he was responsible for a large commercial and residential portfolio of properties. Prior to joining American Landmark Properties, Ltd., Mr. Byrne served as Senior Vice President/Director of Operations for Providence Management Company, LLC, or PMC Chicago, from 2000 to 2004. At PMC Chicago, he oversaw all aspects of property operations, daily management and asset management functions for an 8,000-unit multi-family portfolio. Prior to joining PMC Chicago, Mr. Byrne also had over fifteen years of real estate experience with the Chicago-based Habitat Company and with American Express/Balcor and five years of public accounting experience. Mr. Byrne received his B.S. in Accounting from DePaul University and is a Certified Public Accountant.

James W. Kleifges serves as our Executive Vice President and Chief Accounting Officer. Mr. Kleifges has served in this position since the internalization of our management on November 15, 2007. Prior to that time, he served as Chief Accounting Officer of Inland Western Retail Real Estate Advisory Services, Inc., our former business manager/advisor, since March 2007. Mr. Kleifges served as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Inland Retail Real Estate Trust, Inc., a publicly held retail real estate investment trust, from January 2005 until the acquisition of the company by a third party in February 2007 in a transaction valued in excess of $6 billion. From August 2004 through December 2004, Mr. Kleifges was the Vice President, Corporate Controller for the external business manager/advisor of Inland Retail Real Estate Trust, Inc. From April 1999 to January 2004, Mr. Kleifges was Vice President/Corporate Controller of Prime Group Realty Trust, an office and industrial real estate investment trust based in Chicago, Illinois, with assets in excess of $1 billion. Prior to joining Prime Group, Mr. Kleifges held senior financial and operational positions in various private and public real estate companies located in Chicago, Illinois and Denver, Colorado. Mr. Kleifges also was a Senior Manager with KPMG in Chicago, Illinois completing a career in public accounting from June 1972 to December 1982. Mr. Kleifges earned his B.A. in Accounting from St. Mary’s University in Winona, Minnesota and has been a Certified Public Accountant since 1974.

Gerald M. Gorski serves as a Director and Chairman of the Board. Mr. Gorski has been one of our directors since July 1, 2003. He has been a Partner in the law firm of Gorski & Good LLP, Wheaton, Illinois since 1978. Mr. Gorski’s practice is focused on governmental law, and he represents numerous units of local government in Illinois. Mr. Gorski has served as a Special Assistant State’s Attorney and Special Assistant Attorney General in Illinois. He received a B.A from North Central College with majors in Political Science and Economics and a J.D. from DePaul University Law School. Mr. Gorski serves as the Vice Chairman of the Board of

Commissioners for the DuPage Airport Authority. Further, Mr. Gorski has also served as Chairman of the Board of Directors of the DuPage National Technology Park. He has written numerous articles on various legal issues facing Illinois municipalities and has been a speaker at a number of municipal law conferences.

Kenneth H. Beard serves as a Director. Mr. Beard has been one of our directors since our inception on March 5, 2003. He is President and Chief Executive Officer of KHB Group, Inc. and Midwest Mechanical Construction, mechanical engineering and construction companies. From 1999 to 2002, he was President and Chief Executive Officer of Exelon Services, a subsidiary of Exelon Corporation that engaged in the design, installation and servicing of heating, ventilation and air conditioning facilities for commercial and industrial customers and provided energy-related services. From 1974 to 1999, Mr. Beard was President and Chief Executive Officer of Midwest Mechanical, Inc., a heating, ventilation and air conditioning construction and service company that he founded in 1974. From 1964 to 1974, Mr. Beard was employed by The Trane Company, a manufacturer of heating, ventilating and air conditioning equipment. Mr. Beard holds an MBA and BSCE from the University of Kentucky and is a licensed mechanical engineer. He is past chairman of the foundation board of the Wellness House in Hinsdale, Illinois, a cancer support organization and serves on the Dean’s Advisory Council of the University of Kentucky, School of Engineering. Mr. Beard is a past member of the Oak Brook, Illinois, Plan Commission (1981 to 1991) and a past board member of Harris Bank, Hinsdale, Illinois (1985 to 2004).

Frank A. Catalano, Jr. serves as a Director. Mr. Catalano has been one of our directors since our inception on March 5, 2003. Mr. Catalano’s experience also includes mortgage banking. Since February 1, 2008, he has been with Gateway Funding Diversified Mortgage Services, L.P., a residential mortgage banking company, as their Regional Vice President. From 2002 until August 2007, he was a Vice President of American Home Mortgage Company. He also was President and Chief Executive Officer of CCS Mortgage, Inc. from 1995 through 2000. Since 1999, Mr. Catalano has also served as President of Catalano & Associates. Catalano & Associates is a real estate company that engages in brokerage and property management services and the rehabilitation and leasing of office buildings. Mr. Catalano is currently a member of the Elmhurst Memorial Healthcare Board of Governors and formerly served as the chairman of the board of the Elmhurst Chamber of Commerce. Mr. Catalano holds a mortgage banker’s license.

Paul R. Gauvreau serves as a Director. Mr. Gauvreau has been one of our directors since our inception on March 5, 2003. He is the retired Chief Financial Officer, Financial Vice President and Treasurer of Pittway Corporation, a NYSE listed manufacturer and distributor of professional burglar and fire alarm systems and equipment from 1966 until its sale to Honeywell, Inc. in 2001. He was President of Pittway’s non-operating real estate and leasing subsidiaries through 2001. He also was a financial consultant to Honeywell, Inc., Genesis Cable, L.L.C. and ADUSA, Inc. Additionally, he was a director and audit committee member of Cylink Corporation, a NASDAQ Stock Market listed manufacturer of voice and data security products from 1998 until its merger with Safenet, Inc. in February 2003. Mr. Gauvreau holds an MBA from the University of Chicago and a BSC from Loyola University of Chicago. He is on the Board of Trustees, Chairman of the Finance Committee and Treasurer of Benedictine University, Lisle, Illinois and a member of the Board of Directors of the Children’s Brittle Bone Foundation, Pleasant Prairie, Wisconsin.

Brenda G. Gujral serves as a Director. Ms. Gujral has been one of our Directors since our inception and previously served as our Chief Executive Officer from June 2005 until the internalization of our management on November 15, 2007. She is the Chief Executive Officer of Inland Real Estate Investment Corporation, or IREIC, which is a sponsor of real estate investment trusts and limited partnerships that is affiliated with The Inland Group, Inc. Ms. Gujral has served as the Chief Executive Officer of IREIC since January 2008 and as its President from January 1998 through January 2011 and from July 1987 through September 1992. Ms. Gujral currently serves as a director of Inland American Real Estate Trust, Inc. and Inland Diversified Real Estate Trust, Inc., and previously served as a director of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 until it was acquired in February 2007. Prior to joining The Inland Group, Inc., she worked for the Land Use Planning Commission establishing an office in Portland, Oregon, to implement land use legislation for that state. She is a graduate of California State University. She holds Series 7, 22, 39 and 63 certifications from the Financial Industry Regulatory Authority and is a licensed real estate salesperson.

Richard P. Imperiale serves as a Director. Mr. Imperiale has been one of our directors since January 2008. Mr. Imperiale is President and founder of Forward Uniplan Advisors, Inc., a Milwaukee, Wisconsin based investment advisory holding company that, together with its affiliates, manages and advises over $500 million in client accounts. Forward Uniplan Advisors, Inc. was founded by Mr. Imperiale in 1984 and specializes in managing equity, REIT and specialty portfolios for clients. Mr. Imperiale started his career as a credit analyst for the First Wisconsin National Bank (now U.S. Bank). In 1983, Mr. Imperiale joined B.C. Ziegler & Company, a Midwest regional brokerage firm where he was instrumental in the development of portfolio strategies for one of the first hedged municipal bond mutual funds in the country. Mr. Imperiale is widely quoted in local and national media on matters pertaining to investments and authored the book Real Estate Investment Trusts: New Strategies For Portfolio Management, published by John Wiley & Sons, 2002. He attended Marquette University Business School where he received a B.S. in Finance.

Kenneth E. Masick serves as a Director. Mr. Masick has been one of our directors since January 2008. He retired from Wolf & Company LLP, certified public accountants, in April 2009, having been there as a partner since its formation in 1978. That firm, one of the largest in the Chicago area, specializes in audit, tax and consulting services to privately owned businesses. Mr. Masick was partner-in-charge of the firm’s audit and accounting department and was responsible for the firm’s quality control. His accounting experience also includes feasibility studies and due diligence activities with acquisitions. Mr. Masick has been in public accounting since his graduation from Southern Illinois University in 1967. Mr. Masick also holds Series 7, 24, 27 and 63 licenses from Financial Industry Regulatory Authority. He also was treasurer and director of Wolf Financial Management LLC, a securities broker-dealer firm. Mr. Masick was a director of Inland Retail Real Estate Trust, Inc. from December 1998 until it was acquired in February 2007.

Barbara A. Murphy serves as a Director. Ms. Murphy has been one of our directors since July 1, 2003. Ms. Murphy is the Chairwoman of the DuPage Republican Party and current Committeeman for The Milton Township Republican Central Committee in Illinois. After serving for twenty years, she recently retired as a Trustee of Milton Township in Illinois. Ms. Murphy is currently a member of the Illinois Motor Vehicle Review Board and the Matrimonial Fee Arbitration Board, and has previously served on the DuPage Civic Center Authority Board, the DuPage County Domestic Violence Task Force and the Illinois Toll Highway Advisory Committee and as a founding member of the Family Shelter Service Board. Ms. Murphy also previously served as the Chairman for the Milton Township Republican Central Committee in Illinois and as the Republican Party’s State Central Committeewoman for the Sixth Congressional District. Ms. Murphy also has experience as the co-owner of a small retail business.

Director Qualifications. In concluding that each of the foregoing Directors should serve as a Director, the Nominating and Corporate Governance Committee and the Board focused on each Director’s participation and performance on the Board during his or her tenure, as well as each Director’s experience, qualifications, attributes and skills discussed in each of the Directors’ individual biographies set forth elsewhere herein. In particular, with respect to each Director, the Nominating and Corporate Governance Committee and the Board noted the following:

•	Mr. Grimes’s experience and position as our Chief Executive Officer;

•

Mr. Gorski’s experience as a lawyer and focus on local government law not only gives the Board a valuable perspective on the numerous legal issues (including land use law) that we face, but also on local political issues;

•

Mr. Beard’s experience in engineering and construction services, as well as his expertise in corporate acquisition and finance, enable him to provide insight relating to our joint venture, development and other activities;

•	Mr. Catalano’s experience in running a firm engaged in the brokerage, management, rehabilitation and leasing of commercial property coincides closely with our business;

•

Mr. Gauvreau’s financial experience, including his serving as the chief financial officer of a NYSE-listed company and on the audit committee of a NASDAQ-listed company, qualifies him to serve as chairman of our Audit Committee;

•

Ms. Gujral’s experience in the real estate industry and the securities brokerage business provides guidance to us as well as assistance in maintaining our relationship not only with the brokers and advisors who have sold our stock, but also with the investors who purchased our stock;

•

Mr. Imperiale’s experience in the brokerage and investment advisory industries allow him to provide useful oversight and advice as we look to refinance debt and strengthen our balance sheet, as well as to address issues with respect to our securities portfolio;

•

Mr. Masick’s experience as a certified public accountant and experience in providing audit, tax and consulting services to privately-owned businesses provides financial expertise to the Board and the Audit Committee; and

•	Ms. Murphy’s public service and experience in operating her own business bring a different perspective to evaluating our relationships with public officials, tenants and customers of our tenants.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our shareholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the nine persons who currently serve on our board of directors, seven have been affirmatively determined by our board of directors to be independent for purposes of the NYSE’s listing standards and Rule 10A-3 under the Exchange Act;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the Securities and Exchange Commission, or the SEC;

•	we have an independent Chairman of our board of directors;

•

prior to the completion of this offering, we intend to opt out of the Maryland business combination and control share acquisition statutes and provide that we may not opt in without shareholder approval; and

•

we do not have a shareholder rights plan and, prior to the completion of this offering we intend to provide that, in the future, we will not adopt a shareholder rights plan unless our shareholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the shareholder rights plan to our shareholders for a ratification vote within 12 months of adoption or the plan will terminate.

Board Committees

Our board of directors has established three standing committees: the Audit Committee, the Executive Compensation Committee and the Nominating and Corporate Governance Committee. The composition of each of the Audit Committee, the Executive Compensation Committee and the Nominating and Corporate Governance Committee complies with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. All members of the committees described below are independent as such term is defined in the NYSE’s listing standards and as affirmatively determined by our board of directors, other than Ms. Gujral.

Board Committee	Chairman	Members
Audit Committee	Paul R. Gauvreau	Kenneth H. Beard Kenneth E. Masick

Executive Compensation Committee	Frank A. Catalano, Jr.	Richard P. Imperiale Brenda G. Gujral Barbara A. Murphy

Nominating & Corporate Governance Committee(1)	Richard P. Imperiale	Gerald M. Gorski Kenneth E. Masick

(1)	Robert D. Parks served as a member of our Nominating and Corporate Governance Committee and Board of Directors until our annual meeting of shareholders on October 12, 2010. Mr. Parks was not independent as such term is defined in the NYSE’s listing standards.

Audit Committee

Our Board has established an Audit Committee comprised of Messrs. Beard, Gauvreau, and Masick. Mr. Gauvreau serves as the Chair of the Audit Committee and qualifies as our “financial expert” under the SEC rules. The Audit Committee operates under a written charter approved by the Board of Directors.

The Audit Committee is responsible for the engagement of our independent registered public accounting firm, reviewing the plans and results of the audit engagement with our independent registered public accounting firm, approving services performed by, and the independence of, our independent registered public accounting firm, considering the range of audit and non-audit fees, and consulting with our independent registered public accounting firm regarding the adequacy of our internal accounting controls.

Executive Compensation Committee

Our Board has established an Executive Compensation Committee comprised of Mr. Catalano, Mr. Imperiale, Ms. Gujral and Ms. Murphy. Mr. Catalano serves as the chair of the Executive Compensation Committee. Each of the members of the Executive Compensation Committee satisfies the definition of “independent” under the NYSE’s listing standards, other than Ms. Gujral. The Executive Compensation Committee operates under a written charter approved by the Board of Directors.

The Executive Compensation Committee makes recommendations to our Board concerning compensation policies and programs, including salaries and incentive compensation, for our executive officers, and administers our employee benefit plans. The Executive Compensation Committee has not delegated its authority to others. It is likely that our chief executive officer will provide input into executive compensation decisions. We did not hire a compensation consultant to assist the Executive Compensation Committee in determining compensation for 2010.

Nominating and Corporate Governance Committee

Our Board has established a Nominating and Corporate Governance Committee, or Nominating Committee comprised of Messrs. Gorski, Imperiale and Masick. Mr. Imperiale serves as the chair of the Nominating Committee. Each of the Members of the Nominating Committee satisfies the definition of “independent” under the NYSE’s listing standards. The Nominating Committee operates under a written charter approved by the Board of Directors.

The Nominating Committee identifies possible director nominees (whether through a recommendation from a shareholder or otherwise), and makes initial determinations as to whether to conduct a full evaluation of the candidate(s). This initial determination is based on the information provided to the Nominating Committee when the candidate is recommended, the Nominating Committee’s own knowledge of the prospective candidate and information, if any, obtained by the Nominating Committee’s inquiries. The preliminary determination is based primarily on the need for additional Board members to fill vacancies, expand the size of the Board of Directors or obtain representation in market areas without Board representation and the likelihood that the candidate can satisfy the evaluation factors described below. If the members of the Nominating Committee determine that additional consideration is warranted, the Nominating Committee may gather additional information about the candidate’s background and experience. The members of the Nominating Committee then evaluate the prospective nominee against the following standards and qualifications:

•	achievement, experience and independence;

•	wisdom, integrity and judgment;

•	understanding of the business environment; and

•	willingness to devote adequate time to Board duties.

The members of the Nominating Committee also consider such other relevant factors as they deem appropriate, including the current composition of the Board, the need for audit committee or other expertise and the evaluations of other candidates. In connection with this evaluation, the members of the Nominating Committee determine whether to interview the candidate. If the members of the Nominating Committee decide that an interview is warranted, one or more of those members, and others as appropriate, interview the candidate in person or by telephone. After completing this evaluation and interview, the full Board would nominate such candidates for election.

Guidelines on Corporate Governance and Code of Business Conduct and Ethics

Our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, has adopted guidelines on corporate governance establishing a common set of expectations to assist the board of directors in performing its responsibilities. The corporate governance policies and guidelines address a number of topics, including, among other things, director qualification standards, director responsibilities, the responsibilities and composition of the board committees, director access to management and independent advisors, director compensation, management succession and evaluations of the performance of the board. Prior to the completion of this offering, we intend to amend our corporate governance policies and guidelines to comply with the requirements of the NYSE’s listing standards. Our board of directors also has adopted a code of business conduct and ethics, which includes a conflicts of interest policy that applies to all of our directors and executive officers. The Code of Business Conduct and Ethics meets the requirements of a “code of ethics” as defined by the rules and regulations of the SEC.

Executive Compensation

The following discussion and analysis is set forth with respect to the compensation and benefits for the Company’s Chief Executive Officer and Chief Financial Officer and the other three officers included in the “Summary Executive Compensation Table” included herein (together, the Company’s “Named Executive Officers”) for the Company’s fiscal year ended December 31, 2010 (“fiscal 2010”).

Compensation Committee Members, Independence and Responsibility

The compensation and benefits payable to the Named Executive Officers are established by the Board with the assistance of the Executive Compensation Committee of the Board (the “Committee”). The Committee is currently comprised of Frank A. Catalano, Jr. (Chairman), Brenda G. Gujral, Richard P. Imperiale, and Barbara A. Murphy. Each of Messrs. Catalano and Imperiale and Ms. Murphy (but not Ms. Gujral) is (i) an “independent” director within the meaning of the NYSE’s listing standards, (ii) a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an “outside director” within the meaning of the regulations promulgated pursuant to Section 162(m) of the Code.

The Committee operates under a written charter adopted by the Board. Pursuant to its charter, the Committee is charged with reviewing and approving the Company’s compensation philosophy and is responsible for assuring that the officers and key management personnel of the Company and its subsidiaries are effectively compensated in terms that are motivating, internally equitable and externally competitive. Pursuant to its charter, the Committee’s function is to:

•

review (in consultation with management or the Board), recommend to the Board for approval and evaluate the compensation plans, policies and programs of the Company, especially those regarding executive compensation;

•	determine the compensation of the chief executive officer and all other executive officers of the Company; and

•	produce an annual report on executive compensation for inclusion in the Company’s proxy materials in accordance with applicable rules and regulations.

Objectives and Structure of Our Compensation Program

The primary objectives of our executive compensation programs are: (i) to attract, retain and reward experienced, highly-motivated executives who are capable of leading us effectively and contributing to our long-term growth and profitability, (ii) to motivate and direct the performance of management with clearly-defined goals and measures of achievement, and (iii) to align the interests of management with the interests of our shareholders.

We attempt to achieve our objectives through offering the opportunity to earn a combination of cash and equity-based compensation to provide appropriate incentives for our executives. Executive officers are eligible to receive a combination of (i) annual base salary, (ii) annual cash or equity incentive compensation, and (iii) option grants under our Stock Incentive Plan. Each of the Named Executive Officers participates in the same benefits programs available to all of our employees: health and dental insurance; group term life insurance; short-term disability coverage; and tax-qualified 401(k) plan. The Company does not provide additional perquisites to the Named Executive Officers. The Committee did not engage a compensation consultant for 2010.

When we were initially formed in 2003, we did not have any employees. Instead, we had agreements with related parties who provided all of our services and employees in exchange for fees. At that time, those related parties compensated their employees, including each of the Named Executive Officers, from the time they started their employment with such related parties. We were not a part of any compensation decisions or arrangements. On November 15, 2007, we acquired those related parties and hired substantially all of those employees who were employed by those related parties and provided services to us in a transaction referred to as the internalization. As part of the internalization, we entered into employment agreements with four of our executive officers, including Steven P. Grimes, our current Chief Executive Officer, President, Chief Financial Officer and Treasurer; Shane C. Garrison, our Executive Vice President and Chief Investment Officer and Niall J. Byrne, our Executive Vice President and President of our property management companies. The term of our initial employment agreements with each of the individuals listed above began on November 15, 2007, the closing date of the internalization. The employment agreements provided that each Named Executive Officer was to receive a salary, but made no provision for a incentive compensation or equity compensation.

In late 2007, our Board established the Committee. In February 2008, the Board adopted a charter for the Committee and it began meeting to examine and establish compensation programs for our chief executive officer and other executive officers.

In August 2008, the Company finalized new employment agreements for all of the Named Executive Officers for the year ended on December 31, 2008 (except for Mr. Holland’s employment agreement which continued until December 31, 2009) retroactive to January 1, 2008. The Committee determined not to enter into any new employment agreements with the Named Executive Officers for 2009 and 2010.

As a part of its efforts, the Committee set the objectives of our compensation program. While the Committee informally compared compensation against peer group data to gain a sense of current market compensation, no benchmarking was used. The peer group selected by the Committee consists of the following nine publicly-traded REITs with a substantial retail shopping center portfolio:

Developers Diversified Realty Corporation Regency Centers Corporation Cedar Shopping Centers, Inc. Equity One, Inc. Federal Realty Investment Trust	Inland Real Estate Corporation Kimco Realty Corporation Ramco-Gershenson Properties Trust Weingarten Realty Investments

2010 Executive Compensation

In fiscal 2010, the Committee considered a combination of base salary, incentive compensation, annual long-term equity awards in the form of stock options and other benefits noted above to meet its compensation objectives. The proportions of these elements were determined by the Committee in its discretion, considering, among other things, the prevailing practices in the marketplace, including the peer group, and the historical compensation by the Company and the prior employers of the Company’s Named Executive Officers. In establishing base salaries for 2010, the Committee considered present compensation, market competitiveness in relation to the Company’s performance and capital structure, the roles, responsibilities and performance of each of the Named Executive Officers, the contribution of each of the Named Executive Officers to the Company’s business, an analysis of job requirements, and the prior experience and accomplishments of each of the Named Executive Officers. For 2010, the Committee approved an executive bonus program pursuant to which each of the Named Executive Officers was eligible to receive a bonus payable in shares of restricted common stock. For each of our Named Executive Officers, a portion of the bonus was to be based on the achievement of pre-established corporate performance measures and the remainder was to be based on individual performance as determined by the Committee in its discretion, as described in more detail below. The Committee determined that this program would provide an appropriate balance between using objective, pre-established corporate performance measures and retaining discretion over a portion of incentive compensation to allow the Company to reward achievement and effort by the Named Executive Officers that may not be adequately measured using pre-established formulas. Discretionary incentive compensation also assists in the Company’s efforts to retain outstanding executive officers. Finally, the Committee views the granting of restricted common stock as a means of aligning management and shareholder interests, providing incentives and rewarding management’s long-term perspective, and retaining the services of the Named Executive Officers.

In determining overall compensation for each Named Executive officer for fiscal 2010, the Committee generally considered a number of factors on a subjective basis, including, but not limited to, (i) the scope of the officer’s responsibilities within the Company; (ii) the experience of the officer within our industry and at the Company; (iii) performance of the Named Executive Officer and his or her contribution to the Company; (iv) the Company’s financial budget and general wage level throughout the Company for fiscal 2010; (v) a review of historical compensation information for the individual officer; (vi) a subjective determination of the compensation needed to motivate and retain that individual; (vii) the recommendations of the Chief Executive Officer (and the recommendation of the Chairman of the Board with respect to the Chief Executive Officer); (viii) data regarding compensation paid to officers with comparable titles, positions or responsibilities at REITs that are approximately similar in size to the Company, and (ix) general industry and market conditions and their impact upon the ability of the Company to achieve objective performance goals and the time commitment required of the Named Executive Officers. An officer’s target compensation is not mechanically set to be a particular percentage of the peer group average, although as noted the Committee does review the officer’s compensation relative to the peer group to help the Committee perform the subjective analysis described above. Peer group data is not used as the determining factor in setting compensation for the following reasons: (a) the average actual compensation for comparable officers at the peer companies may be the result of a year of over performance or under performance by the peer group (i.e., historically, the Company has not had access to the target compensation set for the peer group, but only to the actual compensation paid, so setting target compensation strictly by reference to actual compensation data for peers would be inappropriate); and (b) the Committee believes that ultimately the decision as to appropriate target compensation for a particular office should be made based on the full review described above. The Committee also reviews competitive market compensation data for the peer group.

Steven P. Grimes. For 2010, Mr. Grimes, our Chief Executive Officer, President, Chief Financial Officer and Treasurer, received a base salary of $450,000. On October 12, 2010, the Board increased the annual base salary for Mr. Grimes to $525,000, effective January 1, 2011.

Dennis K. Holland. For 2010, Mr. Holland, our Executive Vice President, General Counsel and Secretary, received a base salary of $265,000. On October 12, 2010, the Board increased the annual base salary for Mr. Holland to $325,000, effective January 1, 2011.

Shane C. Garrison. For 2010, Mr. Garrison, our Executive Vice President and Chief Investment Officer, received a base salary of $250,000. On October 12, 2010, the Board increased the annual base salary for Mr. Garrison to $350,000, effective January 1, 2011.

Niall J. Byrne. For 2010, Mr. Byrne, our Executive Vice President and President of Property Management, received a base salary of $250,000. On October 12, 2010, the Board increased the annual base salary for Mr. Byrne to $275,000, effective January 1, 2011.

On October 12, 2010, we increased the annual base salaries for the Named Executive Officers, effective January 1, 2011. Among other reasons, the Board made these adjustments as none of the management team, other than Mr. Grimes, has had an increase in base salary during the period from January 1, 2008 through January 1, 2011, the effective date of such adjustments, while undertaking increased workloads due to the recent economic recession and the reallocation of duties of the Company’s previous President and Chief Executive Officer, who left in 2009. In addition, the Board made these adjustments at this time in view of the fact that the adjustments to the management team’s base salaries aggregated $260,000, which is less than the $375,000 in executive compensation savings achieved by the combining of the role of the Chief Financial Officer with the Chief Executive Officer.

For 2010, the Committee approved an executive bonus program pursuant to which Messrs. Grimes, Holland, Garrison and Byrne are each eligible to receive a bonus payable in shares of restricted common stock with a value of $225,000, $66,250, $62,500 and $62,500, respectively. Under this program, the number of shares of restricted stock to be awarded to each Executive Officer was calculated by dividing the value of the bonus earned by the Named Executive Officer by the fair value of our common stock as determined by the Board of Directors or the Committee on the date the Committee determined whether the corporate performance measures for the bonuses have been achieved. Each of Messrs. Grimes and Holland was eligible to earn 50% of their bonus if two corporate performance measures, a target occupancy rate of 90% for 2010 and target amount of cash flows from operations of $200.0 million for the year ended December 31, 2010, were achieved. Messrs. Grimes and Holland were eligible to receive the remaining 50% of their bonuses based upon individual performance as determined by the Committee in its discretion. Mr. Garrison was eligible to earn 80% of his bonus if the target occupancy rate for 2010 was achieved. Mr. Byrne was eligible to earn 80% of his bonus if the target amount of cash flows from operations for the year ended December 31, 2010 was achieved. Messrs. Garrison and Byrne were eligible to receive the remaining 20% of their bonuses based upon individual performance as determined by the Committee in its discretion. On April 12, 2011, the Committee made its determinations under the executive bonus program. The Committee determined that the Company had exceeded the target occupancy rate that had been established under the executive bonus program, but did not meet the target amount of cash flows from operations. Accordingly, Mr. Garrison earned the full amount of his bonus that was based on pre-established corporate performance measures, and Messrs. Grimes, Holland and Byrne did not receive the portion of their bonus that was based on pre-established corporate performance measures. The Committee decided to award each of Messrs. Grimes, Holland, Garrison and Byrne the full amount of the discretionary portion of their bonus under the executive bonus program. This decision was primarily based on the overall performance of the Company during the year, including the Company’s achievements in refinancing and repaying maturing debt, signing new leases, establishing the RioCan joint venture, disposing of non-core assets and generating cash flows from operations. As a result, on April 12, 2011, restricted stock awards in the following amounts were made to our Named Executive Officers: Mr. Grimes – 16,423 shares; Mr. Holland – 4,836 shares; Mr. Garrison – 9,125 shares; and Mr. Byrne – 1,825 shares. In accordance with the originally established terms of the executive bonus program, 50% of the restricted stock grants will fully vest on each of the third and fifth anniversaries of the grant date. Additionally, on May 10, 2011, the Board of Directors awarded, as a supplement to the executive bonus program, a one-time, nominal award of $20,000 in cash to each of Messrs. Grimes, Holland, Garrison and Byrne in recognition of their performance in 2010.

2010 Executive Compensation Table

The following table sets forth information with respect to all compensation paid or earned for services rendered to us by the Named Executive Officers for the years ended December 31, 2010, 2009 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards($)		All Other Compensation(1)($)	Total($)
Steven P. Grimes Chief Executive Officer, President, Chief Financial Officer and Treasurer	2010	450,000	—	—	(2)	—	450,000
	2009	375,000	—	—		2,000	377,000
	2008	375,000	93,750	—		1,000	469,750

Shane C. Garrison Executive Vice President and Chief Investment Officer	2010	250,000	—	—	(2)	—	250,000
	2009	250,000	—	—		2,000	252,000
	2008	250,000	46,126	—		1,232	297,358

Niall J. Byrne Executive Vice President and President of Property Management	2010	250,000	—	—	(2)	—	250,000
	2009	250,000	—	—		2,000	252,000
	2008	250,000	31,250	—		1,825	283,075

Dennis K. Holland Executive Vice President, General Counsel and Secretary	2010	265,000	—	—	(2)	—	265,000
	2009	265,000	26,500	—		2,000	293,500
	2008	265,000	26,500	—		1,797	293,297

(1)	Represents company match to 401(k) plan.
(2)	The amounts reported are based on the probable outcome of the applicable corporate performance measures as of the service inception date for accounting purposes. Assuming the applicable corporate performance measures were achieved for these restricted stock bonuses, the fair value of the portion of the restricted stock bonuses that is based on achieving the applicable corporate performance measures would have been as follows for each of the Named Executive Officers: Mr. Grimes—$112,500; Mr. Garrison—$50,000; Mr. Byrne—$50,000; and Mr. Holland—$33,125.

Grants of Plan-Based Awards

We have provided the following Grants of Plan-Based Awards table to provide additional information about restricted stock bonuses program for our Named Executive Officers during the year ended December 31, 2010.

2010 Grants of Plan-Based Awards

		Estimated Possible Payouts Under Equity Incentive Plan Awards
Name	Grant Date(1)	Target($)(2) (3)(4)	Grant Date Fair Value of Stock Awards($)(5)
Steven P. Grimes	May 11, 2010	112,500	—
Shane C. Garrison	May 11, 2010	50,000	—
Niall J. Byrne	May 11, 2010	50,000	—
Dennis K. Holland	May 11, 2010	33,125	—

(1)	For purposes of this table, the date reported represents the service inception date for accounting purposes.
(2)	The number of shares of restricted stock awarded was calculated by dividing the value of the bonus earned by the fair value of our common stock as determined by the Board of Directors or the Committee on the date the Committee determined whether the corporate performance measures for the bonuses were achieved.

(3)	Represents the portion of the potential restricted stock bonuses that is based on achieving the applicable corporate performance measures.
(4)	The corporate performance measures are specific targets and do not provide for threshold or maximum amounts. Accordingly, no threshold or maximum columns have been included in the table.
(5)	The amounts reported are based on the probable outcome of the applicable corporate performance measures as of the service inception date for accounting purposes.

Outstanding Equity Awards at Fiscal Year-End

We have provided the following Outstanding Equity Awards at Fiscal Year-End table to provide additional information about restricted stock bonuses program for our Named Executive Officers during the year ended December 31, 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Steven P. Grimes	—	—
Shane C. Garrison	7,300	50,000
Niall J. Byrne	—	—
Dennis K. Holland	—	—

(1)	Represents the portion of the restricted stock bonuses that was earned based on achieving the applicable corporate performance measures.

Employment Agreements

The Committee determined not to enter into any new employment agreements with the Named Executive Officers for 2010.

Equity Plans

2008 Long-Term Equity Compensation Plan

We currently maintain the 2008 Long-Term Equity Compensation Plan, which we refer to as the 2008 Equity Plan, under which officers and key employees are eligible to receive equity compensation.

Administration

The 2008 Equity Plan is administered by the Executive Compensation Committee of the Board of Directors.

Eligibility

Our officers and key employees, and those of our subsidiaries, are eligible to participate in the 2008 Equity Plan.

Stock Available for Issuance Through the 2008 Equity Plan

The 2008 Equity Plan provides for a number of forms of stock based compensation, as further described below. Up to                  shares of our common stock, are authorized for issuance through the 2008 Equity Plan.

Shares issued under the 2008 Equity Plan may be either authorized but unissued shares, treasury shares, or any combination thereof. Provisions in the 2008 Equity Plan permit the reuse or reissuance by the 2008 Equity Plan of shares of common stock underlying canceled, expired, or forfeited awards of stock based compensation.

Stock based compensation is typically issued in consideration for the performance of services to us. At the time of exercise, the full exercise price for a stock option must be paid in cash or, if the Executive Compensation Committee so provides, in shares of common stock, by cashless exercise or by any other means designated by the Executive Compensation Committee.

Description of Awards under the Plan

The Executive Compensation Committee may award to eligible employees incentive and nonqualified stock options, stock appreciation rights, restricted stock, and performance units/performance shares. As separately described below under “Performance Measures,” the Executive Compensation Committee may also grant awards subject to satisfaction of specific performance goals. The forms of awards are described in greater detail below.

Stock Options. The Executive Compensation Committee has discretion to award incentive stock options, or ISOs, which are intended to comply with Section 422 of the Internal Revenue Code, or nonqualified stock options, or NQSOs, which are not intended to comply with Section 422 of the Internal Revenue Code. Each option issued under the 2008 Equity Plan must be exercised within a period of ten years from the date of the grant, and the exercise price of an option may not be less than the fair market value of the underlying shares of Class A Common Stock on the date of grant. If an award of stock options or stock appreciation rights is intended to qualify as performance based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be subject to stock options with or without tandem stock appreciation rights, or freestanding stock appreciation rights, granted in any calendar year to any one participant is             . Subject to the specific terms of the 2008 Equity Plan, the Executive Compensation Committee has discretion to set such additional limitations on such grants as it deems appropriate.

Options granted to employees under the 2008 Equity Plan expire at such times as the Executive Compensation Committee determines at the time of the grant; provided, however, that no option is exercisable later than ten years from the date of grant. Each option award agreement sets forth the extent to which the participant has the right to exercise the option following termination of the participant’s employment with us. The termination provisions are determined within the discretion of the Executive Compensation Committee, may not be uniform among all participants and may reflect distinctions based on the reasons for termination of employment.

Upon the exercise of an option granted under the 2008 Equity Plan, the option price is payable in full to us, either: (a) in cash or its equivalent, or (b) if permitted in the award agreement, by tendering shares having a fair market value at the time of exercise equal to the total option price (provided such shares have been held for at least six months prior to their tender), (c) by withholding shares which otherwise would be acquired on exercise having a fair market value at the time of exercise equal to the total option price, (d) by promissory note, or (e) any combination of the foregoing methods of payment. The Executive Compensation Committee may also allow options granted under the 2008 Equity Plan to be exercised by a cashless exercise, as permitted under Federal Reserve Board Regulation T, or any other means the Executive Compensation Committee determines to be consistent with the 2008 Equity Plan’s purpose and applicable law.

Stock Appreciation Rights. The Executive Compensation Committee may also award stock appreciation rights, or SARs, under the 2008 Equity Plan upon such terms and conditions as it shall establish. The exercise price of a freestanding SAR equals the fair market value of a share of common stock on the date of grant while the exercise price of a tandem SAR issued in connection with a stock option equals the option price of the related option. If an award of SARs is intended to qualify as performance based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be subject to SARs is described above under “Stock Options.”

Restricted Stock. The Executive Compensation Committee also may award shares of restricted common stock under the 2008 Equity Plan upon such terms and conditions as it shall establish. If an award of restricted stock is intended to qualify as performance based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be granted in the form of restricted stock in any one calendar year to any one participant is             . The award agreement specifies the period(s) of restriction, the number of shares of restricted common stock granted, restrictions based upon continued service or the achievement of specific performance objectives and/or restrictions under applicable federal or state securities laws. Although recipients may have the right to vote these shares from the date of grant, they do not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Executive Compensation Committee in its sole discretion. Participants may receive dividends on their shares of restricted stock.

Each award agreement for restricted stock sets forth the extent to which the participant will have the right to retain unvested restricted stock following termination of the participant’s employment with us. These provisions are determined in the sole discretion of the Executive Compensation Committee, need not be uniform among all shares of restricted stock issued pursuant to the 2008 Equity Plan and may reflect distinctions based on reasons for termination of employment.

Performance Units/Shares. The Executive Compensation Committee has the discretion to award performance units and performance shares under the 2008 Equity Plan upon such terms and conditions as it shall establish. If an award of performance units or performance shares is intended to qualify as performance based compensation under Internal Revenue Code Section 162(m), the maximum aggregate payout for awards of performance units or performance shares which may be granted in any one calendar year to any one participant is limited to the fair market value of              shares of common stock. Each performance share has an initial value equal to one share of common stock. The payout on the number and value of the performance units and performance shares is a function of the extent to which corresponding performance goals are met.

Performance Measures

The Executive Compensation Committee may grant awards under the 2008 Equity Plan to eligible employees subject to the attainment of certain specified performance measures. The number of performance based awards granted to an officer or key employee in any year is determined by the Executive Compensation Committee in its sole discretion.

The value of each performance based award is determined solely upon the achievement of certain preestablished objective performance goals during each performance period. The duration of a performance period is set by the Executive Compensation Committee. A new performance period may begin every year, or at more frequent or less frequent intervals, as determined by the Executive Compensation Committee.

The value of performance based awards may be based on absolute measures or on a comparison of our financial measures during a performance period to the financial measures of a group of competitors. The performance measures are net income either before or after taxes, market share, customer satisfaction, profits, share price, earnings per share, total shareholder return, return on assets, return on equity, operating income, return on capital or investments, and economic value added.

The Executive Compensation Committee determines the objective performance goals applicable to the valuation of performance based awards granted in each performance period, the performance measures which are used to determine the achievement of those performance goals, and any formulas or methods used to determine the value of the performance based awards.

Following the end of a performance period, the Executive Compensation Committee determines the value of the performance based awards granted for the period based on the attainment of the pre-established objective performance goals. The Executive Compensation Committee also has discretion to reduce (but not to increase) the value of a performance based award.

The Executive Compensation Committee certifies, in writing, that the award is based on the degree of attainment of the preestablished objective performance goals. As soon as practicable thereafter, payment of the awards to employees, if any, is made in the form of shares of common stock or cash, as applicable.

Conditions to Award Payments

All rights of a participant under any award under the 2008 Equity Plan will cease on and as of a date on which it is determined by the Executive Compensation Committee that a participant acted in a manner inimical to our best interests. Participants who terminate employment with us for any reason other than death while any award under the 2008 Equity Plan remains outstanding, receive such shares or benefit only if, during the entire period from his or her date of termination to the date of such receipt, the participant (i) consults and cooperates with us on matters under his or her supervision during the participant’s employment, and (ii) refrains from engaging in any activity that is directly or indirectly in competition with any activity of ours. In the event a participant fails to comply with such requirement, the participant’s rights under any outstanding award are forfeited unless otherwise provided by us.

Adjustment and Amendments

The 2008 Equity Plan provides for appropriate adjustments in the number of shares of common stock subject to awards and available for future awards in the event of changes in outstanding common stock by reason of a merger, stock split, or certain other events.

The 2008 Equity Plan may be modified or amended by the Board at any time and for any purpose which the Board deems appropriate. However, an amendment adversely affecting any outstanding awards requires the affected holder’s consent.

Change in Control

In the event of a change in control, all options and SARs granted under the 2008 Equity Plan will become immediately exercisable, restriction periods and other restrictions imposed on restricted stock which is not performance-based will lapse, and the target payout opportunities attainable under all outstanding awards of performance-based restricted stock, performance shares and performance units will be deemed to have been fully earned for the entire performance period as of the effective date of the change in control. The vesting of such awards will be accelerated.

Nontransferability

No derivative security (including, without limitation, options) granted pursuant to, and no right to payment under, the 2008 Equity Plan is assignable or transferable by a participant except by will or by the laws of descent and distribution, and any option or similar right will be exercisable during a participant’s lifetime only by the participant or by the participant’s guardian or legal representative. These limitations may be waived by the Executive Compensation Committee, subject to restrictions imposed under the SEC’s short swing trading rules and federal tax requirements relating to incentive stock options.

Duration of the Plan

The 2008 Equity Plan will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the plan, and all performance periods for performance based awards granted thereunder have been completed. However, in no event will an award be granted under the 2008 Equity Plan on or after May 13, 2018.

Independent Director Stock Option Plan

We have an Independent Director Stock Option Plan under which non-employee directors, as defined under Rule 16b-3 of the Exchange Act, are eligible to participate. Only those directors who are not employees of The Inland Group, Inc. or its affiliates are eligible to participate in this plan.

Stock Available for Issuance

A total of              shares of our common stock are authorized and reserved for issuance under our Independent Director Stock Option Plan. The number and type of shares which could be issued under the plan may be adjusted if we are the surviving entity after a reorganization or merger or if our stock splits or is consolidated or we are recapitalized. If this occurs, the exercise price of the options will be correspondingly adjusted.

Description of Option Awards

Each non-employee director is entitled to be granted an option under our Independent Director Stock Option Plan to acquire              shares as of the date he or she initially becomes a director. In addition, each non-employee director is entitled to be granted an option to acquire              shares on the date of each annual shareholders’ meeting, so long as the director remains a member of the Board on such date. All such options are granted at the fair market value of a share on the last business day preceding the date of each annual shareholders’ meeting and become fully exercisable on the second anniversary of the date of grant.

Options granted under the Independent Director Stock Option Plan are exercisable until the first to occur of:

•	the tenth anniversary of the date of grant,

•	the removal for cause of the director as a director, or

•	three months following the date the director ceases to be a director for any other reason except death or disability.

The options may be exercised by payment of cash or through the delivery of our common stock. They are generally exercisable in the case of death or disability for a period of one year after death or the disabling event, provided that the death or disabling event occurs while the person is a director. However, if the option is exercised within the first six months after it becomes exercisable, any shares issued pursuant to such exercise may not be sold until the six month anniversary of the date of the grant of the option. Notwithstanding any other provisions of the Independent Director Stock Option Plan to the contrary, no option issued pursuant thereto may be exercised if such exercise would jeopardize our status as a REIT under the Code.

Nontransferability

No option may be sold, pledged, assigned or transferred by a director in any manner otherwise than by will or by the laws of descent or distribution.

Change in Control

Upon our dissolution, liquidation, reorganization, merger or consolidation as a result of which we are not the surviving corporation, or upon sale of all or substantially all of our property, the Independent Director Stock Option Plan will terminate, and any outstanding unexercised options will terminate and be forfeited. However, holders of options may exercise any options that are otherwise exercisable immediately prior to the dissolution, liquidation, reorganization, merger or consolidation. Additionally, our Board may provide for any or all of the following alternatives:

•

for the assumption by the successor corporation of the options previously granted or the substitution by the corporation for the options covering the stock of the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise prices;

•

for the continuance of the Independent Director Stock Option Plan by such successor corporation in which event the Independent Director Stock Option Plan and the options will continue in the manner and under the terms so provided; or

•	for the payment in cash or common stock in lieu of and in complete satisfaction of the options.

Director Compensation

Cash Compensation

From January 1, 2008 to December 31, 2010, each director (other than Ms. Gujral, who is not entitled to receive any compensation from the Company for her service on the Board of Directors or any of its committees) received an annual director fee of $40,000. This amount increased to $50,000 beginning January 1, 2011. The independent chairman of the Board of Directors receives an additional annual fee of $25,000, the chairman of the Audit Committee receives an additional annual fee of $10,000, and the chairmen of the Executive Compensation Committee and the Nominating and Corporate Governance Committee receive an additional annual fee of $5,000. In addition, each director receives $1,000 for attending in person or $750 for attending via telephone, each meeting of the Board, and $500 for attending, whether in person or via telephone, each committee meeting. Members of a special committee formed to evaluate two transactions with a related party received $1,000 for attending each meeting, whether in person or via telephone, of the special committee.

Equity Compensation

Each non-employee director is entitled to be granted an option under our Independent Director Stock Option Plan to acquire              shares as of the date he or she initially becomes a director. In addition, each non-employee director is entitled to be granted an option to acquire          shares on the date of each annual shareholders’ meeting, so long as the director remains a member of the Board on such date. All such options are granted at the fair market value of a share on the last business day preceding the date of each annual shareholders’ meeting and become fully exercisable on the second anniversary of the date of grant.

Options granted under the Independent Director Stock Option Plan are exercisable until the first to occur of:

•	the tenth anniversary of the date of grant,

•	the removal for cause of the director as a director, or

•	three months following the date the director ceases to be a director for any other reason except death or disability.

The options may be exercised by payment of cash or through the delivery of our common stock. They are generally exercisable in the case of death or disability for a period of one year after death or the disabling event, provided that the death or disabling event occurs while the person is a director. However, if the option is exercised within the first six months after it becomes exercisable, any shares issued pursuant to such exercise may not be sold until the six month anniversary of the date of the grant of the option. Notwithstanding any other provisions of the Independent Director Stock Option Plan to the contrary, no option issued pursuant thereto may be exercised if such exercise would jeopardize our status as a REIT under the Code.

2010 Director Compensation Table

The following table sets forth a summary of the compensation we paid to our directors during 2010:

2010 Summary Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2) (3)	Total ($)
Paul R. Gauvreau	71,000	6,902	77,902
Gerald M. Gorski	70,250	6,902	77,152
Frank A. Catalano, Jr.	62,500	6,902	69,402
Barbara A. Murphy	61,250	6,902	68,152
Kenneth H. Beard	60,750	6,902	67,652
Richard P. Imperiale	58,500	6,902	65,402
Kenneth E. Masick	57,750	6,902	64,652
Robert D. Parks(1)	—	—	—
Brenda G. Gujral(1)	—	—	—

(1)	Mr. Parks and Ms. Gujral do not receive any fees or other remuneration for serving as our directors.
(2)	As of March 31, 2011, each of the directors other than Mses. Gujral and Murphy and Mr. Parks held unexercised options to purchase 10,000 shares of Class A Common Stock and shares of Class B Common Stock. As of March 31, 2011, Ms. Murphy held unexercised options to purchase 8,500 shares of Class A Common Stock and shares of Class B Common Stock and Ms. Gujral and Mr. Parks held no unexercised options.
(3)	The option awards were valued using the Black-Scholes option pricing model and the following assumptions: expected term of options—5 years, expected volatility—35%, expected dividend yield—1.87% and risk-free interest rate—1.13%.

Compensation Committee Interlocks and Insider Participation

During 2010, the members of the Executive Compensation Committee consisted of Frank A. Catalano, Jr. (chair), Brenda G. Gujral, Richard P. Imperiale and Barbara A. Murphy. Brenda G. Gujral served as our Chief Executive Officer until November 15, 2007. Additionally, we are required to disclose certain relationships and related transactions with Ms. Gujral. See “Certain Relationships and Related Transactions.” None of the other members of the Executive Compensation Committee has any relationship with us requiring disclosure under applicable rules and regulations of the SEC. No other member of our Executive Compensation Committee is a current or former officer or employee of ours or any of our subsidiaries. None of our named executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or Executive Compensation Committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 31, 2011, after giving effect to the Recapitalization, regarding the number and percentage of shares beneficially owned by: (i) each director; (ii) each named executive officer; (iii) all directors and executive officers as a group; and (iv) any person known to us to be the beneficial owner of more than 5% of our outstanding shares. The percent of the Class A Common Stock, Class B Common Stock and total common stock before this offering is based on                  shares of Class A Common Stock and                  shares of Class B Common Stock outstanding as of March 31, 2011, on a pro forma basis to give effect to the Recapitalization, plus, for each person, the number of shares that person has the right to acquire within 60 days after such date. The percent of the total common stock after this offering also includes as outstanding the                  shares of Class A Common Stock to be sold in this offering, but assumes that the underwriters do not exercise their option to purchase up to an additional                  shares of Class A Common Stock solely to cover overallotments. As of March 31, 2011, we had over 111,000 shareholders of record.

	Class A Common Stock		Class B Common Stock		Total Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares(2)	Percent Before Offering	Number of Shares(2)	Percent Before Offering	Number of Shares(2)	Percent Before Offering	Percent After Offering
Directors and Named Executive Officers
Brenda G. Gujral	97,673	*		*
Kenneth H. Beard(3)	75,305	*		*
Frank A. Catalano, Jr.(3)	13,632	*		*
Paul R. Gauvreau(3)	121,732	*		*
Gerald M. Gorski(3)	12,740	*		*
Richard P. Imperiale(3)	10,000	*		*
Kenneth E. Masick(3)	10,000	*		*
Barbara A. Murphy(4)	10,000	*		*
Steven P. Grimes	29,104	*		*
Shane C. Garrison	—	—		—
Niall J. Byrne	—	—		—
James W. Kleifges	—	—		—
Dennis K. Holland	4,718	*		*
All directors and executive officers as a group (13 persons)	384,904	*		*

5% Shareholders
Daniel L. Goodwin(5)	24,400,151	5.10%		5.10%

*	Less than 1%
(1)	The address of each of the persons listed above is 2901 Butterfield Road, Oak Brook, IL 60523.
(2)	Beneficial ownership includes outstanding shares and shares which are not outstanding that any person has the right to acquire within 60 days after the date of this table. However, any such shares which are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investing power with respect to all shares beneficially owned by them.
(3)	Includes 10,000 shares of Class A Common Stock and shares of Class B Common Stock issuable upon exercise of options granted under our Independent Director Stock Option Plan, which are currently exercisable or will become exercisable within 60 days after the date of this table.
(4)	Includes 8,500 shares of Class A Common Stock and shares of Class B Common Stock issuable upon exercise of options granted under our Independent Director Stock Option Plan, which are currently exercisable or will become exercisable within 60 days after the date of this table.

(5)	Includes 128,182 shares of Class A Common Stock and shares of Class B Common Stock, as applicable, held jointly by Mr. Goodwin and his spouse. Also includes 6,112,869, 8,510,493, 215,531, 71,438 and 2,903 shares of Class A Common Stock and , , , and shares of Class B Common Stock, as applicable, owned by Inland Corporate Holdings Corporation, Inland Funding Corporation, IREIC, Partnership Ownership Corporation and Inland Condo Investor Loan Corporation, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Inland Group, Inc., or the Inland Group, and its affiliates are related parties because of our relationships with Daniel L. Goodwin, Robert D. Parks and Brenda G. Gujral, each of whom are significant shareholders and/or principals of the Inland Group or hold directorships and are executive officers of affiliates of the Inland Group. Specifically, Mr. Goodwin is the Chairman, chief executive officer and a significant shareholder of the Inland Group. Mr. Parks is a principal and significant shareholder of the Inland Group. Messrs. Goodwin and Parks and Ms. Gujral hold a variety of positions as directors and executive officers of Inland Group affiliates. With respect to our company, Mr. Goodwin is a beneficial owner of more than 5% of our common stock, Mr. Parks was a director and Chairman of our board of directors until October 12, 2010 and Ms. Gujral is currently one of our directors and has held this directorship since 2003. Therefore, due to these relationships, transactions involving the Inland Group and /or its affiliates are set forth below.

Ongoing Services Agreements

The following provides a summary of a number of ongoing agreements that we have with Inland Group affiliates that we are actively using:

An Inland Group affiliate, which is a registered investment advisor, provides investment advisory services to us related to our securities investment account for a fee (paid monthly) of up to one percent per annum based upon the aggregate fair value of our assets invested. Subject to our approval and the investment guidelines we provide to them, the Inland Group affiliate has discretionary authority with respect to the investment and reinvestment and sale (including by tender) of all securities held in that account. The Inland Group affiliate has also been granted power to vote all investments held in the account. We incurred fees totaling $71,000 for the three months ended March 31, 2011 and $272,000, $67,000 and $1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of March 31, 2011 and December 31, 2010, 2009 and 2008, fees of $48,000, $22,000, $20,000 and $160,000 remained unpaid, respectively. The agreement is cancellable by providing not less than 30 days prior written notice and specification of the effective date of said termination. Effective for the period from November 1, 2008 through September 30, 2009, the investment advisor agreed to waive all fees due at our request. Fees were incurred again beginning on October 1, 2009.

An Inland Group affiliate provides loan servicing for us for a monthly fee based upon the number of loans being serviced. Such fees totaled $52,000 for the three months ended March 31, 2011 and $282,000, $372,000 and $405,000 for the years ended December 31, 2010, 2009 and 2008, respectively. As of March 31, 2011 and December 31, 2010, 2009 and 2008, no amounts remained unpaid. The agreement is non-exclusive as to both parties and is cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.

An Inland Group affiliate has a legal services agreement with us, where that Inland Group affiliate will provide us with certain legal services in connection with our real estate business. We will pay the Inland Group affiliate for legal services rendered under the agreement on the basis of actual time billed by attorneys and paralegals at the Inland Group affiliate’s hourly billing rate then in effect. The billing rate is subject to change on an annual basis, provided, however, that the billing rates charged by the Inland Group affiliate will not be greater than the billing rates charged to any other client and will not be greater than 90% of the billing rate of attorneys of similar experience and position employed by nationally recognized law firms located in Chicago, Illinois performing similar services. For the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, we incurred $82,000, $343,000, $551,000 and $500,000, respectively, of these costs. Legal services costs totaling $88,000, $100,000, $123,000 and $189,000 remained unpaid as of March 31, 2011 and December 31, 2010, 2009 and 2008, respectively. The agreement is non-exclusive as to both parties and is cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.

We have service agreements with certain Inland Group affiliates, including office and facilities management services, insurance and risk management services, computer services, personnel services, property tax services and communications services. Some of these agreements provide that we obtain certain services from the Inland Group affiliates through the reimbursement of a portion of their general and administrative costs. For the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, we incurred $716,000, $2.6 million, $3.0 million and $2.8 million, respectively, of these reimbursements. Of these costs, $223,000, $248,000, $194,000 and $209,000 remained unpaid as of March 31, 2011 and December 31, 2010, 2009 and 2008, respectively. The services are to be provided on a non-exclusive basis in that we shall be permitted to employ other parties to perform any one or more of the services and that the applicable counterparty shall be permitted to perform any one or more of the services to other parties. The agreements have various expiration dates, but are cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.

Office Sublease

We sublease our office space from an Inland Group affiliate. The lease calls for annual base rent of $496,000 and additional rent in any calendar year of our proportionate share of taxes and common area maintenance costs. Additionally, the Inland Group affiliate paid certain tenant improvements under the lease in the amount of $395,000 and such improvements are being repaid by us over a period of five years. The sublease calls for an initial term of five years which expires in November 2012, with one option to extend for an additional five years. Of these costs, $194,000, $155,000, $175,000 and none remained unpaid as of March 31, 2011 and December 31, 2010, 2009 and 2008, respectively.

Elective Services Agreements

The following provides a summary of a number of agreements that we have with Inland Group affiliates that we are not actively using and do not expect to use:

An Inland Group affiliate facilitates the mortgage financing we obtain on some of our properties. We pay the Inland Group affiliate 0.2% of the principal amount of each loan obtained on our behalf. Such costs are capitalized as loan fees and amortized over the respective loan term as a component of interest expense. For the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, we incurred none, $88,000, none and $1.3 million, respectively, of loan fees to this Inland Group affiliate. As of March 31, 2011 and December 31, 2010, 2009 and 2008, no amounts remained unpaid. The agreement is non-exclusive as to both parties and is cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.

We have a transition property due diligence services agreement with an Inland Group affiliate. In connection with our acquisition of new properties, the Inland Group affiliate will give us a first right as to all retail, mixed use and single-user properties and, if requested, provide various services including services to negotiate property acquisition transactions on our behalf and prepare suitability, due diligence, and preliminary and final pro forma analyses of properties proposed to be acquired. We will pay all reasonable third-party out-of-pocket costs incurred by this entity in providing such services; pay an overhead cost reimbursement of $12,000 per transaction, and, to the extent these services are requested, pay a cost of $7,000 for due diligence expenses and a cost of $25,000 for negotiation expenses per transaction. We incurred no such costs for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009 and $19,000 of such costs for the year ended December 31, 2008. None of these costs remained unpaid as of March 31, 2011 and December 31, 2010, 2009 and 2008. The agreement is cancellable by providing not less than 60 days prior written notice and specification of the effective date of said termination.

We have an institutional investor relationships services agreement with an Inland Group affiliate. Under the terms of the agreement, the Inland Group affiliate will attempt to secure institutional investor commitments in exchange for advisory and client fees and reimbursement of project expenses. We incurred none, $18,000, $34,000 and $10,000 during the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. None of these costs remained unpaid as of March 31, 2011 and December 31, 2010, 2009 and 2008. The agreement is non-exclusive as to both parties and is cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.

Sales of Properties to Inland American

On April 30, 2009, we sold two single-user office buildings to Inland American Real Estate Trust, Inc., or IARETI, with an aggregate sales price of $99.0 million which resulted in net sales proceeds of $34.6 million and a gain on sale of $7.0 million. The properties were located in Salt Lake City, Utah and Greensboro, North Carolina with approximately 395,800 square feet and 389,400 square feet, respectively. The sale resulted in the assumption of debt in the amount of $63.2 million by IARETI. A special committee, consisting of independent directors, reviewed and recommended approval of these sales to our board of directors.

On June 24, 2009, we sold an approximately 185,200 square foot single-user office building located in Canton, Massachusetts, to IARETI with a sales price of $62.6 million, which resulted in net sales proceeds of $18.0 million and a gain on sale of $2.3 million. The sale resulted in the assumption of debt in the amount of $44.5 million by IARETI. A special committee, consisting of independent directors, reviewed and recommended approval of this sale to our board of directors.

Joint Ventures with Inland Equity

On November 29, 2009, we formed IW JV, a wholly-owned subsidiary, and transferred a portfolio of 55 investment properties and the entities which owned them into it. Subsequently, in connection with a $625 million debt refinancing transaction, which consisted of $500 million of mortgages payable and $125 million of notes payable, on December 1, 2009, we raised additional capital of $50 million from a related party, Inland Equity in exchange for a 23% noncontrolling interest in IW JV. IW JV, which is controlled by us and, therefore, consolidated, has an aggregate of approximately $1 billion in total assets and will continue to be managed and operated by us. Inland Equity is an LLC owned by certain individuals, including Daniel L. Goodwin, who beneficially owns more than 5% of our common stock, and Robert D. Parks, who was the Chairman of our Board until October 12, 2010 and who is Chairman of the Board of certain affiliates of the Inland Group. The Independent Committee reviewed and recommended approval of this transaction to our board of directors.

The organizational documents of IW JV contain provisions that require the entity to be liquidated through the sale of its assets upon reaching a future date as specified in the organizational documents or through a call arrangement. As controlling member, we have an obligation to cause these property owning entities to distribute proceeds from liquidation to the noncontrolling interest partner only if the net proceeds received by each of the entities from the sale of assets warrant a distribution based on the agreements. In addition, at any time after 90 days from the date of Inland Equity’s contribution, we have the option to call Inland Equity’s interest in IW JV for an amount which is the greater of either: (a) fair market value of Inland Equity’s interest or (b) $50 million, plus an additional distribution of $5 million and any unpaid preferred return or promote, as defined within the organizational documents.

Further, if Inland Equity retains an ownership interest in IW JV through the liquidation of the joint venture, Inland Equity may be entitled to receive an additional distribution of $5 million, depending on the availability of proceeds at the time of liquidation. Pursuant to the terms of the IW JV agreement, Inland Equity earns a preferred return of 6% annually, paid monthly and cumulative on any unpaid balance. Inland Equity earns an additional 5% annually, set aside monthly and paid quarterly, if the portfolio net income is above a target amount as specified in the organizational documents.

We currently anticipate using a portion of the net proceeds from this offering to exercise our call option. As a result, following this offering we would again own 100% of the IW JV properties.

Related Person Transaction Policy

Our board of directors has adopted a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. This written policy provides that all related person transactions must be reviewed and approved by a majority of the disinterested directors on our board of directors in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested directors on our board of directors promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our shareholders. The term “related person transaction” refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

Previously, the Independent Directors Committee, a committee comprised of all of the independent directors, assisted the board of directors in discharging its responsibilities relating to reviewing, authorizing, approving, ratifying and monitoring all related person transactions, agreements and relationships. In particular, the Independent Directors Committee was responsible for evaluating, negotiating and concluding (or rejecting) any proposed contract or transaction with a related party; monitoring the performance of all related person contracts or transactions entered into; and determining whether existing and proposed related person contracts and transactions were fair and reasonable to us. The Independent Directors Committee operated under a written charter approved by our board of directors.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies that will be in place following the completion of this offering. These policies have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our shareholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize shareholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Our Business and Properties.”

We intend to invest primarily in well located, high quality, shopping centers. Future investment activities will not be limited to any geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We participate with third parties in property ownership, through joint ventures or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in retail real estate. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages; provided, in each case, that such investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. As of March 31, 2011, our investment in marketable securities totaled $36.8 million, which included $24.7 million of accumulated unrealized gain, and we also held interests in three unconsolidated joint ventures. Our investments in marketable securities as of December 31, 2010, 2009 and 2008 were $34.2 million, $29.1 million and $118.4 million, respectively. To the extent we make such investments in the future, we intend to invest primarily in entities that own retail real estate. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our shareholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital. See “Our Business and Properties—Business and Growth Strategies” for a description of our current plans.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our board of directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our board of directors determines to obtain additional capital, we may, without shareholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Conflict of Interest Policies

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted a code of business conduct and ethics that generally prohibits conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand. Our code of business conduct and ethics will also generally limit our employees, officers and directors from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our code of business conduct and ethics may be granted by a committee of independent directors. In addition, certain provisions of Maryland law are also designed to minimize conflicts. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock, options to purchase stock or other securities in exchange for property, repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. We previously maintained a share repurchase program pursuant to which we repurchased shares of our common stock. Effective November 19, 2008, our board of directors voted to suspend this program and it will be terminated upon the completion of this offering. During the years ended December 31, 2008 and 2007, we repurchased $227.2 million and $140.1 million, respectively, of our common stock pursuant to the share repurchase program. Our board of directors has no present intention of causing us to repurchase any common stock, although we may do so in the future. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for shareholder approval. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury Regulations our board of directors determines that it is no longer in our best interest to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. As of March 31, 2011 and December 31, 2010, 2009 and 2008, we had $8.3 million, $8.3 million, $8.3 million and $25.7 million, respectively, of notes receivable representing a loan we made to a consolidated joint venture for development of one of our properties and a note that we invested in. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our shareholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock. Unless otherwise indicated, the following summary assumes that (i) the amendment and restatement of our charter approved by our shareholders on February 24, 2011 has become effective, (ii) the Recapitalization is completed, (iii) certain amendments to our charter that we expect to make in connection with the Recapitalization have become effective and (iv) certain changes to our bylaws, corporate governance guidelines and other corporate governance documents that we expect to make prior to the completion of this offering have been made. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to                  shares of common stock and                  shares of preferred stock, both having par value $0.001 per share. Upon completion of this offering,                  shares of Class A Common Stock,                  shares of Class B-1 Common Stock,                  share of Class B-2 Common Stock and                  shares of Class B-3 Common Stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Our board of directors, without any action on the part of our shareholders, may authorize the issuance of common or preferred stock, may establish the terms of any stock to be issued, and, with the approval of a majority of the entire board, may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series. Under Maryland law, our shareholders generally are not personally liable for our debts and obligations solely as a result of their status as shareholders.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to our charter restrictions on the transfer and ownership of our stock and the preferential rights of holders of any other class or series of our stock, distributions may be made to the holders of our common stock if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion (except for Class B Common Stock), sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our charter restrictions on the transfer and ownership of our stock. Subject to our charter restrictions on the transfer and ownership of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as may be provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. Except as required under Maryland law, holders of all classes of our common stock will vote together as a single class.

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by our board of directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast with respect to such matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast with respect to such matter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of a majority of all the votes entitled to be cast with respect to such matter. In addition, all other matters to be voted on by shareholders, other than the election of directors, must be approved by a majority of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. In elections of directors, a director will be elected by a plurality of the votes cast in the election of directors. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors. For more information regarding the voting standard for director elections, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Annual Elections.”

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer and ownership of shares of stock, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our shareholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the shares of common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Therefore, our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our shareholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, after the amendment and restatement of our charter and subject to the exceptions and the constructive ownership rules described below, no person may beneficially or constructively own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock. We refer to these restrictions as the “ownership limits.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of our outstanding stock or less than 9.8% in value or number of our outstanding shares of common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could, nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially in excess of 9.8% in value of our outstanding stock or 9.8% in value or number of our outstanding shares of common stock.

In addition to the ownership limits, our charter prohibits any person from actually or constructively owning shares of our stock to the extent that such ownership would cause any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such. Our charter also prohibits any person from beneficially owning shares of our stock to the extent that such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code, without regard to whether the ownership interest is held during the last half of a taxable year.

Our board of directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on ownership and transfer of our stock described above, and may establish a different limit on ownership for any such person. However, the board of directors may not exempt any person whose ownership of our outstanding stock in violation of these limits would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of our stock will not now or in the future jeopardize our ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings will result in the shares of stock being automatically transferred to a trust as described below. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the waiver.

In connection with the waiver of the ownership limits or at any other time, our board of directors may from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase, result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of our shares of common stock or total shares of stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of our shares of common stock or total shares of stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of our shares of common stock or total shares of stock, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.

Our charter further prohibits:

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); and

•	any person from beneficially or constructively owning shares of our stock if such ownership would result in our failing to qualify as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other foregoing restrictions on transferability and ownership will be required to give notice to us immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our qualification as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if there is any purported transfer of our stock or other event that, if effective, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to our stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in our charter, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of our stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as reasonably practicable (and, if the shares are listed on a national securities exchange, within 20 days) of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to a trust, such shares of stock are sold by a purported transferee, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors will take such action as it deems advisable to refuse to give effect to or to prevent such violation, including, but not limited to, causing the company to redeem shares of common stock or preferred stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, must, upon request, provide us written notice of the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of such owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of our stock, and any person (including the shareholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

All certificates representing shares of capital stock, if any, will bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the shareholders.

Listing

We have applied to list our Class A Common Stock on the NYSE under the symbol “IWST”.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is Registrar and Transfer Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and of our charter and bylaws. Unless otherwise indicated, the following summary assumes that (i) the amendment and restatement of our charter approved by our shareholders on February 24, 2011 has become effective, (ii) the Recapitalization is completed, (iii) certain amendments to our charter that we expect to make in connection with the Recapitalization have become effective and (iv) certain changes to our bylaws, corporate governance guidelines and other corporate governance documents that we expect to make prior to the completion of this offering have been made. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law, for a more complete understanding of these provisions. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

Number of Directors; Vacancies

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the MGCL, which is one.

Our charter also provides that we elect to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on our board of directors. Accordingly, except as may be provided by our board of directors in setting the terms of any class or series of shares, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Annual Elections

Each of our directors will be elected by our shareholders to serve for a one-year term and until his or her successor is duly elected and qualifies. Directors will be elected by a plurality of the votes cast at a meeting of shareholders at which a quorum is present.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. “Cause” is defined in our charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders to act on any matter that may properly be considered at a meeting of shareholders shall be called by the secretary of the corporation upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting.

Action by Shareholders

Our charter provides that shareholder action can be taken at an annual or special meeting of shareholders or by written consent in lieu of a meeting only if it is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of shareholders and the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the board of directors or (ii) by a shareholder who was a shareholder of record both at the time of giving of notice by such shareholder as provided for in our bylaws and at the time of the annual meeting and who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures and provided the information required by our bylaws. With respect to special meetings of shareholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that the special meeting has been called for the purpose of electing directors, by a shareholder who was a shareholder of record both at the time of giving of notice by such shareholder as provided for in our bylaws and at the time of the special meeting, and who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions and provided the information required by our bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Approval of Extraordinary Corporate Actions, Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is declared advisable by our board of directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast with respect to such matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast with respect to such matter. As permitted by Maryland law, our charter provides that any of these actions may be approved of the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock:

•	provisions opting out of the control share acquisition statute; and

•

provisions prohibiting our board or directors without the approval of a majority of the votes entitled to be the cast by holders of outstanding shares of our common stock, from revoking altering or amending any resolution, or adopting any resolution inconsistent with any previously-adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL.

In addition, any amendment to the provisions governing amendments of our bylaws requires the approval of a majority of the votes entitled to be cast by the holders of outstanding shares of our common stock.

No Shareholder Rights Plan

We have no shareholder rights plan. In the future, we do not intend to adopt a shareholder rights plan unless our shareholders approve in advance the adoption of a plan or, if adopted by our board of directors, we submit the shareholder rights plan to our shareholders for a ratification vote within 12 months of adoption or the plan will terminate.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested shareholder (defined as any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation), or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

Any such business combination entered into after the five-year prohibition must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested shareholder becomes an interested shareholder. Our board of directors has adopted a resolution exempting any business combination between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition,

(ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. Our charter eliminates all appraisal rights of shareholders

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws exempt any and all acquisitions of shares of our stock from the control share acquisition statute, and this provision of our bylaws may not be amended without the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock.

Certain Elective Provisions of Maryland Law

Title 3, Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any of (1) a classified board, (2) a two-thirds vote requirement for removing a director, (3) a requirement that the number of directors be fixed only by vote of the directors, (4) a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, or (5) a majority requirement for the calling of a special meeting of shareholders. Our charter provides that we elect to be subject to the provisions of Subtitle 8 regarding the filing of vacancies on our board of directors. Otherwise, we have not elected to be governed by these specific provisions. However, at the completion of this offering we will have seven independent directors and a class of equity securities registered under the Exchange Act, so our board of directors could elect to provide for any of the foregoing provisions.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of the MGCL, our charter and our bylaws described above could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in the best interests of our shareholders. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or certain of the provisions of Subtitle 8 of Title 3 of the MGCL or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, in each case following the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock, these provisions of the MGCL could have similar anti-takeover effects. Additionally, through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) vest in the board the exclusive power to fix the number of directors and (2) require, unless called by our chairman of the board, chief executive officer or president or the board of directors, the written request of shareholders of not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed to our shareholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote, excluding votes cast by the interested director or corporation or other entity; or

•	the transaction or contract is fair and reasonable to us.

We adopted a policy which requires that all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent that Maryland law in effect from time to time permits, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Trading of our Class A Common Stock on the NYSE is expected to commence immediately following the completion of this offering. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class A Common Stock prevailing from time to time. Sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A Common Stock. See “Risk Factors—Risks Related to this Offering.”

As of July 18, 2011, after giving effect to the Recapitalization, we had                  shares of our common stock issued and outstanding, consisting of                  shares of our Class A Common Stock,                  shares of our Class B-1 Common Stock,                  shares of our Class B-2 Common Stock and                  shares of our Class B-3 Common Stock. Upon completion of this offering, we will have outstanding an aggregate of                  shares of our Class A Common Stock (                 shares if the underwriters’ overallotment option is exercised in full), excluding:

•	shares of our Class A Common Stock issuable upon conversion of our Class B-1 Common Stock months after the Listing;

•	shares of our Class A Common Stock issuable upon conversion of our Class B-2 Common Stock months after the Listing;

•	shares of our Class A Common Stock issuable upon conversion of our Class B-3 Common Stock months after the Listing;

•	shares of each of our Class A, Class B-1, Class B-2 and Class B-3 Common Stock issuable upon the exercise of outstanding stock options granted to our directors as of , 2011;

•	shares of each of our Class A, Class B-1, Class B-2 and Class B-3 Common Stock reserved for future issuance under our 2008 Equity Plan as of , 2011; and

•	shares of each of our Class A, Class B-1, Class B-2 and Class B-3 Common Stock reserved for future issuance under our Independent Director Stock Option Plan as of , 2011.

All of the                  shares of Class A Common Stock to be sold in this offering (                 shares if the underwriters’ overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares that are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, assuming that none of the outstanding shares of Class A Common Stock were acquired from one of our affiliates in a transaction not involving a public offering,                  shares of our Class A Common Stock outstanding as of                     , 2011, after giving effect to the Recapitalization, will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter. The remaining                  shares of our Class A Common Stock outstanding as of                     , 2011, after giving effect to the Recapitalization, are “restricted securities” as that term is defined in Rule 144, and may only be sold in the public market if registered or if the sales qualify for an exemption from registration, including an exemption under Rule 144 under the Securities Act, which is discussed below.

As of                     , 2011, after giving effect to the Recapitalization, the shares of our Class A Common Stock that were outstanding or issuable upon the conversion of our Class B-1, Class B-2 and Class B-3 Common

Stock will, assuming that none of the shares were acquired from one of our affiliates in a transaction not involving a public offering and no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus, become eligible for sale without registration approximately as follows:

Number of Shares of Class A Common Stock	Date Eligible For Sale
shares(1) (2)	Immediately

shares(2) (3)	180 days after the date of this prospectus upon the expiration of the lock-up agreements

shares issuable upon conversion of Class B-1 Common Stock(2) (4)	months after the Listing

shares issuable upon conversion of Class B-2 Common Stock(2) (4)	months after the Listing

shares issuable upon conversion of Class B-3 Common Stock(2) (4)	months after the Listing

(1)	Includes shares that are not restricted securities and restricted securities eligible to be resold under Rule 144(b)(1)(i) without regard to the current public information requirements.
(2)	Assumes that the only persons qualifying as “affiliates” for purposes of Rule 144 are our directors and executive officers.
(3)	Includes shares that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements.
(4)	Includes shares that are not restricted securities, restricted securities eligible to be resold under Rule 144(b)(1)(i) without regard to the current public information requirements and shares that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements.

Prior to conversion into our Class A Common Stock, all of our outstanding Class B Common Stock will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter without registration, except for the                  shares of each of our Class B-1, Class B-2 and Class B-3 Common Stock that will be subject to the lock-up agreements described below. The shares subject to the lock-up agreement includes                  shares of each of our Class B-1, Class B-2 and Class B-3 Common Stock that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements. However, our Class B Common Stock will not be listed on a national stock exchange, and we do not expect a market to develop for shares of our Class B Common Stock.

For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144(b)(1)

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (i) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (ii) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (ii) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2)

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (i) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (ii) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (iii) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three-month period, more than the following number of shares:

•	1% of the shares of the class outstanding as shown by the most recent report or statement published by us;

•

the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Securities Exchange Act of 1934, as amended, during the four week period described in the preceding bullet.

As of                     , 2011, after giving effect to the Recapitalization, none of our directors or executive officers owned more than 1% of any class of our outstanding shares of common stock.

Our Equity Plans

Under our 2008 Equity Plan, we authorized                  shares of our Class A Common Stock,                  shares of our Class B-1 Common Stock,                  shares of our Class B-2 Common Stock and                  shares of our Class B-3 Common Stock for issuance to our employees. Our employees are eligible under our 2008 Equity Plan to receive stock options, stock appreciation rights (either in tandem with a stock option or alone and unrelated to a stock option), restricted stock and performance units/shares. As of                     , 2011, we had issued                  shares under our 2008 Equity Plan and                  shares authorized remained available for grant.

Under our Independent Director Stock Option Plan, we authorized                  shares of our Class A Common Stock,                  shares of our Class B-1 Common Stock,                  shares of our Class B-2 Common Stock and shares of our Class B-3 Common Stock for issuance to our non-employee directors. Our non-employee directors are eligible to receive stock options under our Independent Director Stock Option Plan. As of                 , 2011, after giving effect to the Recapitalization,                  shares of each of our Class A, Class B-1, Class B-2 and Class B-3 Common Stock were subject to outstanding stock options granted under our Independent Director Stock Option Plan and                  shares of each of our Class A, Class B-1, Class B-2 and Class B-3 Common Stock remained available for issuance under our Independent Director Stock Option Plan.

We have filed a registration statement on Form S-8 with respect to the shares issuable under our 2008 Equity Plan and our Independent Director Stock Option Plan. Shares covered by such registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of the each of the representatives, we and they will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any share of our Class A Common Stock (including, without limitation, shares of our Class A Common Stock or such other securities which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing;

•

enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our Class A Common Stock or any such other securities (regardless of whether any of the transactions described in this bullet or the immediately preceding bullet are to be settled by the delivery of shares of our Class A Common Stock or such other securities, in cash or otherwise), other than, with respect to us, the shares of our Class A Common Stock to be sold hereunder and in respect of any shares of our Class A Common Stock issued under our existing incentive plans; or

•

in the case of our directors and officers, make any demand for or exercise any right with respect to the registration of any shares of our Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of our Class A Common Stock.

However, each of our directors and executive officers may transfer or dispose of our shares during the 180-day restricted period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the 180-day restricted period, provided that no report is required to be filed by the transferor under the Exchange Act as a result of the transfer. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary addresses U.S. federal income tax considerations related to our election to be subject to taxation as a REIT and the ownership and disposition of our Class A Common Stock that we anticipate being material to holders of our Class A Common Stock. This summary does not address any foreign, state, or local tax consequences of holding our Class A Common Stock. The provisions of the Code concerning the U.S. federal income tax treatment of a REIT are highly technical and complex; the following discussion sets forth only certain aspects of those provisions. This summary is intended to provide you with general information only and is not intended as a substitute for careful tax planning.

This summary is based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this prospectus, and should not be construed as legal or tax advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the IRS regarding any of the U.S. federal income tax issues discussed in this prospectus, and no assurance can be given that the IRS will not challenge any of the positions we take and that such a challenge will not succeed. This discussion does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules. Prospective purchasers of our Class A Common Stock are urged to consult their tax advisors prior to any investment in our Class A Common Stock concerning the potential U.S. federal, state, local, and foreign tax consequences of the investment with specific reference to their own tax situations.

Except as otherwise noted, references in this discussion of “Material U.S. Federal Income Tax Considerations” to “we,” “our,” “us” and “our company” refer to Inland Western Retail Real Estate Trust, Inc.

Taxation of our Company

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with our taxable year ended December 31, 2003, and that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for federal income tax purposes.

In connection with this offering, our tax counsel, Goodwin Procter LLP, is expected to render an opinion to us to the effect that, commencing with our taxable year ended December 31, 2003, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and our current and proposed ownership and method of operations will allow us to satisfy the requirements for qualification and taxation as a REIT under the Code for subsequent taxable years. The opinion of Goodwin Procter LLP would be based upon various assumptions, our closing agreement with the IRS, and our representations as to our past and contemplated future ownership, investments, distributions and operations, among other things. The opinion of Goodwin Procter LLP would be expressly conditioned upon the accuracy of these and other assumptions and upon our representations, which Goodwin Procter LLP will not verify. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Code, the results of which will not be reviewed or verified by Goodwin Procter LLP. See “—Qualification as a REIT” below. Accordingly, no assurance can be given that we have satisfied or will satisfy such requirements. The opinion of Goodwin Procter LLP would be based upon current law, which is subject to change either prospectively or retroactively (or, with respect to past years, the law in effect for such years). Opinions of counsel impose no obligation on counsel to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Changes in applicable law could modify the conclusions expressed in the opinion. Unlike a ruling from the IRS, an opinion of Goodwin Procter LLP is not binding on the IRS, and no assurance can be given that the IRS could not successfully challenge our qualification as a REIT.

If we qualify as a REIT, we generally will be allowed to deduct dividends paid to our shareholders, and, as a result, we generally will not be subject to U.S. federal income tax on that portion of our ordinary income and net capital gain that we currently distribute to our shareholders. We intend to make distributions to our shareholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT requirements. See “—Qualification as a REIT—Annual Distribution Requirements” below.

Notwithstanding the foregoing, even if we qualify for taxation as a REIT, we nonetheless may be subject to U.S. federal income tax in certain circumstances, including the following:

•	We will be required to pay U.S. federal income tax on our undistributed REIT taxable income, including net capital gain;

•	We may be subject to the “alternative minimum tax;”

•	We may be subject to tax at the highest corporate rate on certain income from “foreclosure property” (generally, property acquired by reason of default on a lease or indebtedness held by us);

•

We will be subject to a 100% U.S. federal income tax on net income from “prohibited transactions” (generally, certain sales or other dispositions of property, sometimes referred to as “dealer property,” held primarily for sale to customers in the ordinary course of business, other than foreclosure property) unless the gain is realized in a “taxable REIT subsidiary,” or TRS, or such property has been held by us for at least two years and certain other requirements are satisfied;

•

If we fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintain our qualification as a REIT pursuant to certain relief provisions, we will be subject to a 100% U.S. federal income tax on the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which we fail the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability;

•

If we fail to satisfy any of the asset tests, other than the 5% or the 10% asset tests that qualify under the De Minimis Exception, and the failure qualifies under the General Exception, as described below under “—Qualification as a REIT—Asset Tests,” then we will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations;

•

If we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under “—Qualification as a REIT—Income Tests” and “—Qualification as a REIT—Asset Tests,” respectively, and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure;

•	We will be subject to a 4% excise tax if certain distribution requirements are not satisfied;

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Recordkeeping Requirements;”

•

If we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation’s tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us;

•

We will be required to pay a 100% tax on any re-determined rents, re-determined deductions, and excess interest. In general, re-determined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by one of our TRSs. Re-determined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations; and

•	Income earned by our TRSs or any other subsidiaries that are taxable as C corporations will be subject to tax at regular corporate rates.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Qualification as a REIT

In General

The REIT provisions of the Code apply to a domestic corporation, trust, or association (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that properly elects to be taxed as a REIT and such election has not been terminated or revoked, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for U.S. federal income tax purposes and complies with applicable recordkeeping requirements, and (vi) that meets the additional requirements discussed below.

Ownership Tests

In order to qualify as a REIT, commencing with our second REIT taxable year, (i) the beneficial ownership of our stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of a taxable year of less than 12 months) for each of our taxable years and (ii) during the last half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by or for five or fewer individuals (the “5/50 Test”). Stock ownership for purposes of the 5/50 Test is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications. The term “individual” for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A “qualified trust” described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual; rather, stock held by it is treated as owned proportionately by its beneficiaries.

We believe that we have satisfied and will continue to satisfy the above ownership requirements. In addition, our charter restricts ownership and transfers of our stock that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. We will be deemed to have satisfied the 5/50 Test for a particular taxable year if we have complied with all the requirements for ascertaining the ownership of our outstanding stock in that taxable year and have no reason to know that we have violated the 5/50 Test.

Income Tests

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements:

(1) First, at least 75% of our gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for purposes of this 75% gross income test generally includes: (a) rents from real property, (b) interest on obligations secured by mortgages on real property or on interests in real property, (c) dividends or other distributions on, and gain from the sale of, shares in other REITs, (d) gain from the sale of real estate assets (other than gain from prohibited transactions), (e) income and gain derived from foreclosure property, and (f) income from certain types of temporary investments; and

(2) Second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived from the real property investments described above and from other types of dividends and interest, gain from the sale or disposition of stock or securities that are not dealer property, or any combination of the above.

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” under the applicable tax rules. Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We do not intend to charge significant rent that is based in whole or in part on the income or profits of any person, derive significant rents from related party tenants, derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, or derive impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualified rents could cause us to fail to qualify as a REIT.

Distributions that we receive from a TRS will be classified as dividend income to the extent of the earnings and profits of the TRS. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test unless attributable to investments of certain new capital during the one-year period beginning on the date of receipt of the new capital. Any dividends received by us from a REIT will be qualifying income for purposes of both the 95% and 75% gross income tests.

If we fail to satisfy one or both of the 75% or the 95% gross income tests, we may nevertheless qualify as a REIT for a particular year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect and we file a schedule describing each item of our gross income for such year(s) in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation of Our Company,” even if these relief provisions were to apply, we would be subject to U.S. federal income tax to the extent we fail to meet the 75% or 95% gross income tests.

Foreclosure property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% gross income tests, provided that the hedging transaction is entered into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets or (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure and monitor our hedging transactions so that such transactions do not jeopardize our ability to qualify as a REIT.

Qualified temporary investment income. Income derived from certain types of temporary stock and debt investments made with the proceeds of this offering, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following this offering. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After the one year period following this offering, income from investments of the proceeds of this offering will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Asset Tests

At the close of each quarter of each taxable year, we must also satisfy four tests relating to the nature of our assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of our total assets. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments that are not included in the 75% asset class and that are not securities of our TRSs, (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and (ii) we may not own more than 10% by vote or by value of any one issuer’s outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include debt securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which we own no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Fourth, securities of our TRSs cannot represent more than 25% of our total assets. Although we believe we have met these asset tests and we intend to continue to meet them, no assurance can be given that we have met them or will be able to do so. For purposes of these asset tests, we are treated as holding our proportionate share of our subsidiary partnerships’ assets. Also, for purposes of these asset tests, the term “real estate assets” includes any property that is not otherwise a real estate asset and that is attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the REIT receives such capital. “Real estate assets” include our investments in stocks of other REITs but do not include stock of any real estate company, or other company, that does not qualify as a REIT (unless eligible for the special rule for temporary investment of new capital).

We will monitor the status of our assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, other than the first calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

•

We satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or

•	We eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year, we will not lose our REIT status if one of the following additional exceptions applies:

•

De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (meaning that the failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred; or

•

General Exception: All of the following requirements are satisfied: (i) the failure is not due to the above De Minimis Exception, (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred, and (v) we pay an excise tax as described above in “—Taxation of Our Company.”

Annual Distribution Requirements

In order to qualify as a REIT, each taxable year we must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Subject to certain requirements, we may satisfy our distribution requirement by paying a taxable stock dividend.

To the extent that we do not distribute all of our net capital gain and taxable income, we will be subject to U.S. federal, state and local tax on the undistributed amount at regular corporate income tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT taxable income (subject to certain adjustments) for such year, (ii) 95% of our capital gain net income for such year, and (iii) 100% of any corresponding undistributed amounts from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed plus retained income from such taxable year on which we paid corporate income tax.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In order to satisfy the REIT distribution requirements, the dividends we pay must not be “preferential” within the meaning of the Code. A dividend determined to be preferential will not qualify for the dividends paid deduction. To avoid paying preferential dividends, we must treat every shareholder of a class of stock with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of stock other than according to its dividend rights as a class. If any part of a distribution is preferential, none of that distribution will be applied towards satisfying our REIT distribution requirements.

Pursuant to an IRS ruling, the prohibition on preferential dividends does not prohibit REITs from offering shares under a distribution reinvestment plan at discounts of up to 5% of fair market value, but a discount in excess of 5% of the fair market value of the shares would be considered a preferential dividend. Our DRP has offered participants the opportunity to acquire newly-issued shares of our common stock and any discount we have offered was intended to fall within the safe harbor for such discounts set forth in the ruling published by the IRS; however, the fair market value of our common stock prior to the listing of our Class A Common Stock on a national securities exchange has not been susceptible to a definitive determination. If the discount in the purchase price under the DRP is deemed to have exceeded 5% at any time, we could fail to qualify as a REIT for any such affected year. See “—Failure to Qualify.”

In addition, certain aspects of the operation of our DRP prior to May 2006 may have violated the prohibition against preferential dividends, and to address those issues we entered into a closing agreement with the Commissioner in June 2011, whereby the Commissioner agreed that the terms and administration of our DRP did not result in our dividends paid during taxable years 2004 through 2006 being treated as preferential dividends.

Preferential dividends could include certain share repurchases that are taxed to the selling shareholder in the same manner as a regular distribution (e.g., as a taxable dividend to the extent paid out of earnings and profits), rather than as a sale or exchange. We believe that our share repurchases were properly treated as sales or exchanges for federal income tax purposes.

We may retain and pay income tax on net long-term capital gains we received during the tax year. To the extent we so elect, (i) each shareholder must include in its income (as long-term capital gain) its proportionate share of our undistributed long-term capital gains, (ii) each shareholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by us on the undistributed long-term capital gains, and (iii) each shareholder’s basis in its stock is increased by the included amount of the undistributed long-term capital gains less their share of the tax paid by us.

To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. We believe that we have not had any non-REIT earnings and profits at the end of any taxable year and we intend to distribute any non-REIT earnings and profits that we accumulate before the end of any taxable year in which we accumulate such earnings and profits.

Failure to Qualify

If we fail to qualify as a REIT and such failure is not an asset test or income test failure subject to the cure provisions described above, or the result of preferential dividends, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we generally will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In such event, to the extent of our current or accumulated earnings and profits, all distributions to our shareholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate shareholders may be eligible for the dividends received deduction, and individual, trust and estate shareholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains, under the provisions of Section 1(h)(11) of the Code, through the end of 2012. Unless entitled to relief under specific statutory provisions, we also will be ineligible to elect to be taxed as a REIT again prior to the fifth taxable year following the first year in which we failed to qualify as a REIT under the Code.

Our qualification as a REIT for U.S. federal income tax purposes will depend on our continuing to meet the various requirements summarized above governing the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of our distributions to our shareholders. Although we intend to operate in a manner that will enable us to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable for us.

Prohibited Transaction Tax

Any gain realized by us on the sale of any property held (other than foreclosure property) as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our subsidiary partnerships and taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all the facts and circumstances with respect to the particular transaction. However, the Code provides a “safe harbor” pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income.

We generally intend to hold properties for investment, but we have made and will make sales of properties consistent with our strategic objectives. We believe our past sales in open tax years qualified for the statutory safe harbor. In the future, however, we may make sales at a gain that do not satisfy the safe harbor requirements described above. There can be no assurance that the IRS will not contend that one or more of these sales are subject to the 100% penalty tax. The 100% tax will not apply to gains from the sale of property realized through a TRS or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from certain of our shareholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Qualified REIT Subsidiaries and Disregarded Entities

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” or QRS, or if a REIT owns 100% of the membership interests in a domestic limited liability company or other domestic unincorporated entity that does not elect to be treated as a corporation for U.S. federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the stock of which is owned by a REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for U.S. federal income tax purposes (or, in the case of certain foreign entities, such an entity that affirmatively elects not to be treated as a corporation) generally is disregarded as an entity separate from its owner for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. To the extent we own a QRS or a disregarded entity, neither will be subject to U.S. federal corporate income taxation, although such entities may be subject to state and local taxation in some states or foreign taxes if they do business or own property outside the United States.

Taxation of Subsidiary Partnerships

We hold investments through entities that are classified as partnerships for U.S. federal income tax purposes. Under the Code, a partnership is not subject to U.S. federal income tax, but is required to file a partnership tax return each year. In general, the character of each partner’s share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items and is required to take such items into account in determining the partner’s income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner’s basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale of such partner’s interest in the partnership.

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and, for purposes of the REIT income and asset tests, will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Our proportionate share of the assets and items of income of any subsidiary partnership, including such partnership’s share of the assets and liabilities and items of income with respect to any partnership or disregarded entity in which it holds an interest, will be treated as our assets and liabilities and items of income for purposes of applying the REIT asset and income tests.

We may form joint ventures in the form of subsidiary partnerships and our joint venture partners may contribute property to such subsidiary partnerships. In such a transaction, the subsidiary partnership’s initial tax basis in the property acquired generally will be less than the purchase price of the property. Although the rules of Section 704(c) of the Code would generally attempt to provide us as the non-contributing partner with the depreciation comparable to what we would receive if the subsidiary partnership purchased the appreciated assets for cash, absent certain elections, which would accelerate gain to the contributor, the depreciation would be limited to tax basis. Consequently, our depreciation deductions for such properties may be less than the deductions that we would have if the subsidiary partnership acquired these properties in taxable transactions. Alternatively, if we contribute property with a tax basis that is less than its fair market value to a subsidiary partnership, such partnership may elect to use a method of allocation under Section 704(c) that accelerates gain to us.

The discussion above assumes that our subsidiary partnerships will be treated as “partnerships” for U.S. federal income tax purposes. Generally, a domestic unincorporated entity with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that provision. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. For example, interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, and (ii) the partnership does not have more than 100 partners at any time during the taxable year of the partnership (determined by counting indirect partners who held their partnership interest through certain flow through entities). If any subsidiary partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income, and the income requirements applicable to us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. We intend to operate so that our subsidiary partnerships will satisfy at least one of the above-mentioned safe harbors, and/or comply with the qualifying income exception, so as to avoid being taxed as a corporation under these rules. However, we do not control all of our subsidiary partnerships, and treatment of a subsidiary partnership as a corporation could prevent us from qualifying as a REIT.

Investments in Certain Debt Instruments

We may acquire mortgage, mezzanine, bridge loans and other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we committed to acquire or originate the loan, or agreed to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then the interest income will be apportioned between the real property and the other collateral, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. For purposes of the preceding sentence, however, under recently issued IRS guidance we do not need to re-determine the fair market value of real property in connection with a loan modification that is occasioned by a default or made at a time when we reasonably believe the modification to the loan will substantially reduce a significant risk of default on the original loan, and any such modification will not be treated as a prohibited transaction. Even if a loan is not secured by real property, or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. To the extent that we derive interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned the income directly.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan at the time we commit to acquire the loan, or agree to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then a portion of such loan may not be a qualifying real estate asset. Under current law it is not clear how to determine what portion of such a loan will be treated as a qualifying real estate asset. Under recently issued guidance, the IRS has stated that it will not challenge a REIT’s treatment of a loan as being in part a real estate asset if the REIT treats the loan as being a real estate asset in an amount that is equal to the lesser of the fair market value of the real property securing the loan, as of the date we committed to acquire or modify the loan, and the fair market value of the loan. The value of this guidance may be limited, however, because appreciation in the value of the real property collateral (and loan value) could give rise to a nonqualifying asset.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. However, to the extent that mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT qualification if we acquired them. As such, the REIT provisions of the Code may limit our ability to acquire mortgage, mezzanine or other loans that we might otherwise desire to acquire.

Investments in debt instruments may require recognition of taxable income prior to receipt of cash from such investments and may cause portions of gain to be treated as ordinary income. For example, we may purchase debt instruments at a discount from face value. To the extent we purchase any instruments at a discount in connection with their original issuances, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. To the extent debt instruments are purchased by us at a discount after their original issuances, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, if we sell a debt instrument with market discount, we will be required to treat gain up to an amount equal to the market discount that has accrued while we held the debt instrument as ordinary income. Additionally, any principal payments we receive in respect of our debt instruments must be treated as ordinary income to the extent of any accrued market discount. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument. We may acquire distressed debt instruments that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because distressed debt instruments are often acquired at a substantial discount from face value, the difference between our amount realized and our tax basis in the old note could be significant, resulting in significant income without any corresponding receipt of cash. Similarly, if we acquire a distressed debt instrument and subsequently foreclose, we could have taxable income to the extent that the fair market value of the property we receive exceeds our tax basis in the debt instrument. Such a scenario could also result in significant taxable income without any receipt of cash. In the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Investments in TRSs

We own subsidiaries that have elected to be treated as TRSs for federal income tax purposes. A TRS of ours is a corporation in which we directly or indirectly own stock and that jointly elects with us to be treated as a TRS under Section 856(l) of the Code. In addition, if one of our TRSs owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS of ours. A domestic TRS (or a foreign TRS with income from a U.S. business) pays U.S. federal, state, and local income taxes at the full applicable corporate rates on its taxable income prior to payment of any dividends. A TRS owning property outside of the U.S. may pay foreign taxes. The taxes owed by a TRS could be substantial. To the extent that our TRSs are required to pay U.S. federal, state, local, or foreign taxes, the cash available for distribution by us will be reduced accordingly.

A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by us without jeopardizing our qualification as a REIT. Certain payments made by any of our TRSs to us may not be deductible by the TRS (which could materially increase the TRS’s taxable income). In addition, we will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect the income of the TRS.

Taxation of U.S. Shareholders

The term “U.S. shareholder” means an investor in our Class A Common Stock that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any of its states or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

In addition, as used herein, the term U.S. shareholder does not include any individuals or entities that are subject to special treatment under the Code, such as (i) insurance companies; (ii) tax-exempt organizations (except to the limited extent discussed below); (iii) financial institutions or broker-dealers; (iv) non-U.S. individuals and foreign corporations (except to the limited extent discussed below); (v) U.S. expatriates; (vi) persons who mark-to-market our Class A Common Stock; (vii) subchapter S corporations; (viii) U.S. shareholders whose functional currency is not the U.S. dollar; (ix) regulated investment companies; (x) holders who receive our Class A Common Stock through the exercise of employee stock options or otherwise as compensation; (xi) persons holding shares of our Class A Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; (xii) persons subject to the alternative minimum tax provisions of the Code; (xiii) persons holding our Class A Common Stock through a partnership or similar pass-through entity; and (xiv) persons holding a 10% or more (by vote or value) beneficial interest in our stock. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our stock, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of shares of our stock by the partnership. This summary assumes that shareholders hold our stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

Distributions

Distributions by us, other than capital gain dividends, will constitute ordinary dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate shareholders. Our ordinary dividends generally will not qualify as “qualified dividend income” currently taxed as net capital gain for U.S. shareholders that are individuals, trusts, or estates. However, provided we properly designate the distributions, distributions to U.S. shareholders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent the U.S. shareholder satisfies certain holding period requirements and to the extent the dividends are attributable to (i) qualified dividend income we receive from other corporations during the taxable year, including from our TRSs, and (ii) our undistributed earnings or built-in gains taxed at the corporate level during the immediately preceding year. We do not anticipate distributing a significant amount of qualified dividend income. Absent an extension, the favorable rates for qualified dividend income will not apply for taxable years beginning after December 31, 2012.

The discussion in this section applies equally to distributions payable in cash and taxable stock distributions. Under IRS Revenue Procedure 2010-12, we may distribute taxable dividends that are partially payable in cash and partially payable in our stock in order to meet the annual REIT distribution requirements. Under the IRS guidance, up to 90% of any such taxable dividend declared in 2010 or 2011 could be payable in stock. The Code also provides that certain other distributions payable in stock will be treated as taxable stock dividends. In addition, shares acquired through a distribution reinvestment plan are treated as taxable stock dividends. Taxable U.S. shareholders receiving taxable dividends of stock will be required to include as dividend income the fair market value of the stock received plus any cash or other property received in the distribution, to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. shareholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits (a “return of capital distribution”), the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. shareholder’s stock. To the extent a return of capital distribution exceeds a U.S. shareholder’s tax basis in its stock, the distribution will be taxable as capital gain realized from the sale of such stock.

Dividends declared by us in October, November or December and payable to a shareholder of record on a specified date in any such month shall be treated both as paid by us and as received by the shareholder on December 31 of the year, provided that the dividend is actually paid by us during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax generally applicable to REITs if certain distribution requirements are not met. Moreover, any deficiency dividend will be treated as an ordinary or a capital gain dividend, as the case may be, regardless of our earnings and profits at the time the distribution is actually made. As a result, shareholders may be required to treat certain distributions as taxable dividends that would otherwise result in a tax-free return of capital.

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. shareholders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain,” taxable at a maximum rate of 25%, if we incur such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

The REIT provisions of the Code do not require us to distribute our long-term capital gain, and we may elect to retain and pay income tax on our net long-term capital gains received during the taxable year. If we so elect for a taxable year, our shareholders would include in income as long-term capital gains their proportionate share of retained net long-term capital gains for the taxable year as we may designate. A U.S. shareholder would be deemed to have paid its share of the tax paid by us on such undistributed capital gains, which would be credited or refunded to the shareholder. The U.S. shareholder’s basis in its stock would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by us) included in the U.S. shareholder’s long-term capital gains.

Passive Activity Loss and Investment Interest Limitations; No Pass Through of Losses

Our distributions and gain from the disposition of our Class A Common Stock will not be treated as passive activity income and, therefore, U.S. shareholders will not be able to apply any “passive losses” against such income. With respect to non-corporate U.S. shareholders, our distributions (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of our Class A Common Stock (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. shareholder elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. shareholders may not include in their own U.S. federal income tax returns any of our net operating or net capital losses.

Sale or Disposition of Stock

In general, any gain or loss realized upon a taxable disposition of shares of our Class A Common Stock by a shareholder that is not a dealer in securities will be a long-term capital gain or loss if the stock has been held for more than one year and otherwise will be a short-term capital gain or loss. However, any loss upon a sale or exchange of the stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of our distributions or undistributed capital gains required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of our Class A Common Stock may be disallowed if the taxpayer purchases other shares of our common stock within 30 days before or after the disposition.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. shareholders that are individuals, estates or trusts will be required to pay an additional 3.8% tax (the “Medicare Tax”) on, among other things, certain dividends on and capital gains from the sale or other disposition of stock. U.S. shareholders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of the Medicare Tax on their ownership and disposition of our Class A Common Stock.

Taxation of U.S. Tax-Exempt Shareholders

In General

In general, a tax-exempt organization is exempt from U.S. federal income tax on its income, except to the extent of its “unrelated business taxable income” or UBTI, which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally is UBTI to the extent derived from debt-financed property, based on the amount of “acquisition indebtedness” with respect to such debt-financed property. Before making an investment in shares of our Class A Common Stock, a tax-exempt shareholder should consult its tax advisors with regard to UBTI and the suitability of the investment in our stock.

Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt shareholder or gains from the disposition of our Class A Common Stock held as capital assets generally will not constitute

UBTI unless the exempt organization’s stock is debt-financed property (e.g., the shareholder has incurred “acquisition indebtedness” with respect to such stock). However, if we are a “pension-held REIT,” this general rule may not apply to distributions to certain pension trusts that are qualified trusts (as defined above) and that hold more than 10% (by value) of our stock. We will be treated as a “pension-held REIT” if (i) treating qualified trusts as individuals would cause us to fail the 5/50 Test (as defined above) and (ii) we are “predominantly held” by qualified trusts. We will be “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25% by value of our stock or (ii) one or more qualified trusts, each owning more than 10% by value of our stock, hold in the aggregate more than 50% by value of our stock. In the event we are a pension-held REIT, the percentage of any dividend received from us treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by us (treating us as if we were a qualified trust and, therefore, subject to tax on UBTI) to (b) our total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI. We cannot assure you that we will not be treated as a pension-held REIT.

Special Issues

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of non-U.S. shareholders, such as nonresident alien individuals, foreign corporations, and foreign trusts and estates (“non-U.S. shareholders”), are complex. This section is only a partial discussion of such rules. This discussion does not attempt to address the considerations that may be relevant for non-U.S. shareholders that are partnerships or other pass-through entities, that hold their Class A Common Stock through intermediate entities, that have special statuses (such as sovereigns), or that otherwise are subject to special rules. Prospective non-U.S. shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our Class A Common Stock, including any reporting requirements.

Distributions

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” (as defined below) and that we do not designate as a capital gain dividend or retained capital gain generally will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs or are available in limited circumstances. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates (in the same manner as U.S. shareholders are taxed on distributions) and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder (including any portion of any dividend that is payable in our stock) that is neither a capital gain dividend nor a distribution that is attributable to gain from the sale or exchange of “United States real property interests” unless either (i) a lower treaty rate or special provision of the Code (e.g., Section 892) applies and the non-U.S. shareholder files with us any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. shareholder files with us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. shareholder generally will not incur tax on a return of capital distribution in excess of our current and accumulated earnings and profits that is not attributable to the gain from our disposition of a “United States real property interest” if the excess portion of the distribution does not exceed the adjusted basis of the non-U.S. shareholder’s stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the stock. However, a non-U.S. shareholder will be subject to tax on such a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. shareholder’s adjusted basis in the stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may file a U.S. federal income tax return and obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from our disposition of a “United States real property interest” nor designated by us as a capital gain dividend, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%, unless we conclude that an exemption applies.

Subject to the exception discussed below for 5% or smaller holders of classes of stock that are regularly traded on an established securities market located in the United States, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, regardless of whether we designate such distributions as capital gain distributions. The term “United States real property interests” includes interests in U.S. real property and stock in U.S. corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We generally must withhold 35% of any distribution subject to these rules (“35% FIRPTA Withholding”). A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

A non-U.S. shareholder that owns no more than 5% of our Class A Common Stock at all times during the one-year period ending on the date of a distribution will not be subject to FIRPTA, branch profits tax or 35% FIRPTA Withholding with respect to a distribution on Class A Common Stock that is attributable to gain from our sale or exchange of United States real property interests, provided that our Class A Common Stock continues to be regularly traded on an established securities market located in the United States. Instead, any such distributions made to such non-U.S. shareholder will be subject to the general withholding rules discussed above, which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Distributions that are designated by us as capital gain dividends, other than those attributable to the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•

such distribution is effectively connected with the non-U.S. shareholder’s U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. shareholders with respect to such gain, except that a holder that is a foreign corporation may also be subject to the additional 30% branch profits tax; or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case such nonresident alien individual generally will be subject to a 30% tax on the individual’s net U.S. source capital gain.

It is not entirely clear to what extent we are required to withhold on distributions to non-U.S. shareholders that are not treated as ordinary income and are not attributable to the disposition of a United States real property interest. Unless the law is clarified to the contrary, we will generally withhold and remit to the IRS 35% of any distribution to a non-U.S. shareholder that is designated as a capital gain dividend (or, if greater, 35% of a distribution that could have been designated as a capital gain dividend). Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability.

It is also not entirely clear whether distributions that are (i) otherwise treated as capital gain dividends, (ii) not attributable to the disposition of a U.S. real property interest, and (iii) paid to non-U.S. shareholders who own 5% or less of the value of our Class A Common Stock at all times during the one-year period ending on the date of the distribution, will be treated as (a) long-term capital gain to such non-U.S. shareholders or as (b) ordinary dividends taxable in the manner described above. If we were to pay a capital gain dividend described in the prior sentence, non-U.S. shareholders should consult their tax advisors regarding the taxation of such distribution in their particular circumstances.

Dispositions

If gain on the sale of the Class A Common Stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed on that gain in the same manner as U.S. shareholders with respect to that gain, subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. A non-U.S. shareholder generally will not incur tax under FIRPTA on a sale or other disposition of our Class A Common Stock if we are a “domestically controlled qualified investment entity,” which requires that, during the shorter of the period since our formation and the five-year period ending on the date of the distribution or disposition, non-U.S. shareholders hold, directly or indirectly, less than 50% in value of our stock and we are qualified as a REIT. We cannot assure you that we will be a domestically controlled qualified investment entity. However, the gain from a sale of our Class A Common Stock by a non-U.S. shareholder will not be subject to tax under FIRPTA if (i) our Class A Common Stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE, and (ii) the non-U.S. shareholder owned, actually and constructively, 5% or less of our Class A Common Stock at all times during a specified testing period. Following the completion of our initial public offering, we expect our Class A Common Stock to be regularly traded on an established securities market. Accordingly, a non-U.S. shareholder should not incur tax under FIRPTA with respect to gain on a sale of our Class A Common Stock unless it owns, actually or constructively, more than 5% of our Class A Common Stock provided that our Class A Common Stock continues to be regularly traded on an established securities market.

In addition, even if we are a domestically controlled qualified investment entity, upon a disposition of our Class A Common Stock, a non-U.S. shareholder may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. shareholder (i) disposes of an interest in our Class A Common Stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a United States real property interest, and (ii) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our Class A Common Stock within 30 days before or after such ex-dividend date. The foregoing rule does not apply if the exception described above for dispositions by 5% or smaller holders of regularly traded classes of stock is satisfied.

Furthermore, a non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will generally incur a 30% tax on his or her net U.S. source capital gains.

Purchasers of our Class A Common Stock from a non-U.S. shareholder generally will be required to withhold and remit to the IRS 10% of the purchase price unless at the time of purchase (i) any class of our stock is regularly traded on an established securities market (subject to certain limits if the shares of stock sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. shareholder may receive a credit against its U.S. tax liability for the amount withheld.

U.S. Federal Income Tax Returns

If a non-U.S. shareholder is subject to taxation under FIRPTA on proceeds from the sale of our Class A Common Stock or on capital gain distributions, the non-U.S. shareholder will be required to file a U.S. federal income tax return. Prospective non-U.S. shareholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our Class A Common Stock, including any reporting requirements.

Information Reporting Requirements and Backup Withholding Tax

We will report to our U.S. shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding at the current rate of 28% with respect to distributions paid, unless such shareholder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the shareholder has furnished to us is correct and the shareholder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

We will also report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to back-up withholding unless applicable certification requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Additional U.S. Federal Income Tax Withholding Rules

Additional U.S. federal income tax withholding rules apply to certain payments made after December 31, 2012 to foreign financial institutions and certain other non-U.S. entities. A withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of our stock paid to certain foreign entities unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) as a substantial portion of its business, holds financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Prospective investors are encouraged to consult their tax advisors regarding the implications of these rules with respect to their investment in our Class A Common Stock, as well as the status of any related federal regulations.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum U.S. federal income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% U.S. federal income tax rate for qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion generally is not discussed herein. Prospective shareholders are urged to consult their tax advisors regarding the effect of sunset provisions on an investment in our Class A Common Stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal tax laws and interpretations of federal tax laws could adversely affect an investment in our Class A Common Stock.

State, Local and Foreign Tax

We may be subject to state, local and foreign tax in states, localities and foreign countries in which we do business or own property. The tax treatment applicable to us and our shareholders in such jurisdictions may differ from the U.S. federal income tax treatment described above.

ERISA CONSIDERATIONS

Overview

The following is a summary of some considerations associated with an investment in our shares of common stock by an employee benefit plan which is subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) or a plan or arrangement which is subject to the prohibited transaction provisions of the Code or an entity, the assets of which are treated as “plan assets” under the U.S. Department of Labor’s Plan Asset Regulations as currently set forth at 29 C.F.R. Section 2510.3-101, except as expressly modified by Section 3(42) of ERISA (each a “Benefit Plan”). We cannot assure you that there will be no adverse tax or labor decisions or legislative, regulatory or administrative changes with respect to ERISA or the Code or the Plan Asset Regulations that could significantly modify the discussion of ERISA Considerations which follow.

General

Each fiduciary of a Benefit Plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or Section 4975 of the Code (such as an IRA) seeking to invest plan assets in shares of our common stock should consider (after taking into account the facts and circumstances unique to such Benefit Plan) among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code;

•	whether, under the facts and circumstances relevant to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied; and

•

whether the investment will produce “unrelated business taxable income” (“UBTI”) to the Benefit Plan (see “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders—Treatment of Tax-Exempt Shareholders”).

Under ERISA, a fiduciary for a Benefit Plan has responsibilities which include the following:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether making or holding an investment could constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of a Benefit Plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Benefit Plan if the transactions are between the plan and any “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Code) with respect to that Benefit Plan unless there is an administrative or statutory exemption for the transaction. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, and the lending of money or the extension of credit, between a Benefit Plan and a party in interest or disqualified person with respect to such plan. The transfer to (or use by or for the benefit of) a party in interest or disqualified person of any assets of a Benefit Plan is also prohibited, as is the furnishing of services between a plan and a party in interest. A fiduciary of a Benefit Plan is also prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan in connection with a transaction involving the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets. Furthermore, there are adverse tax consequences for an IRA if the assets of the IRA are commingled with other assets except in a common trust fund or common investment fund.

Plan Asset Considerations

One key question related to the prohibited transaction issue and the IRA asset commingling issue is whether our underlying assets will be treated as the assets of each Benefit Plan which purchases and holds our common stock. The general rule is that the underlying assets of the entity in which a Benefit Plan makes an equity investment will be treated as the assets of the Benefit Plan absent a statutory or administrative exemption, and there are administrative exemptions under the Plan Asset Regulations.

The most appropriate exemption for us under the Plan Assets Regulations is the exemption for a “publicly-offered security.” A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares of common stock are being sold as part of an underwritten offering of securities to the public pursuant to an effective registration statement under the Securities Act and are part of a class of securities that has been registered under the Exchange Act within the specified period, we have well in excess of 100 independent shareholders and we believe that our shares of common stock will be treated as “freely transferable” under the Plan Asset Regulations. Accordingly, we do not believe that our underlying assets will be treated under the Plan Asset Regulations as the assets of any Benefit Plan which purchases and holds our common stock.

On the other hand, if we fail to qualify for any exemption under the Plan Asset Regulations, we could be treated as a fiduciary with respect to each Benefit Plan shareholder, and the fiduciary of each Benefit Plan shareholder could be exposed to co-fiduciary liability under ERISA for any breach by us of our fiduciary duties under ERISA. Furthermore, if we were treated as a fiduciary with respect to Benefit Plan shareholders, there is a risk that transactions entered into by us in the ordinary course of business could be treated as prohibited transactions under ERISA and the Code. We therefore might need to avoid transactions with persons who are affiliated with or related to us or our affiliates or restructure our activities in order to come within an exemption from the prohibited transaction provisions of ERISA and the Code. Finally, if our assets were deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan shareholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status.

Other Prohibited Transactions

Even if the shares of our common stock qualify for the “publicly-offered security” exemption under the Plan Assets Regulations, a prohibited transaction could occur if we, any of our underwriters or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to a Benefit Plan and the plan purchases shares of our common stock unless a statutory or administrative exemption is available. The most likely applicable administration exemption is Prohibited Transaction Class Exemption 75-1, as amended, and the terms and conditions of this exemption should be reviewed by a plan’s counsel if there is any question over whether we, any of our underwriters or any of their affiliates is a fiduciary with respect to the plan. A person is a fiduciary with respect to a Benefit Plan under Section 3(21) of ERISA if, among other things, the person has discretionary authority or control with respect to the Benefit Plan or its “plan assets,” or provides investment advice for a fee with respect to its “plan assets.” Under a regulation issued by the U.S. Department of Labor, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding (written or otherwise) (1) that the advice will serve as the primary basis for investment decisions and (2) that the advice will be individualized for the Benefit Plan based on its particular needs.

The sale of our common stock to a Benefit Plan is in no respect a representation by us or any other person associated with the offering of our common stock that such an investment meets all relevant legal requirements with respect to investments by Benefit Plans generally or any particular Benefit Plan, or that such an investment is appropriate for Benefit Plans generally or any particular Benefit Plan.

UNDERWRITING

We are offering the shares of our Class A Common Stock through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives acting on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of our Class A Common Stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc.

Total

The underwriters are committed to purchase all the shares of our Class A Common Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our Class A Common Stock directly to the public at the price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of our Class A Common Stock offered in this offering.

The underwriters have an option to buy up to                  additional shares of Class A Common Stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares referred to in the above table are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discount	Without Overallotment Exercise	With Full Overallotment Exercise
Per Share	$	$
Total	$	$

We estimate that our total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and all of our directors and executive officers have agreed that, without the prior written consent of the each of the representatives, we and they will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any share of our Class A Common Stock (including, without limitation, shares of our Class A Common Stock or such other securities which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing;

•

enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our Class A Common Stock or any such other securities (regardless of whether any of the transactions described in this bullet or the immediately preceding bullet are to be settled by the delivery of shares of our Class A Common Stock or such other securities, in cash or otherwise), other than, with respect to us, the shares of our Class A Common Stock to be sold hereunder and in respect of any shares of our Class A Common Stock issued under our existing incentive plans; or

•

in the case of our directors and officers, make any demand for or exercise any right with respect to the registration of any shares of our Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of our Class A Common Stock.

However, each of our directors and executive officers may transfer or dispose of our shares during the 180-day restricted period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the 180-day restricted period, provided that no report is required to be filed by the transferor under the Exchange Act as a result of the transfer. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our Class A Common Stock approved for listing on the NYSE under the symbol “IWST”. In order to meet the requirements for listing on the NYSE, the underwriters have undertaken to sell shares of our Class A Common Stock in a manner so that, prior to listing as of the original listing date, a minimum number of shares of our Class A Common Stock will be held by a minimum number of beneficial owners as required by that exchange.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our Class A Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. These stabilizing transactions may include making short sales of shares of our Class A Common Stock, which involves the sale by the underwriters of a greater number of shares of our Class A Common Stock than they are required to purchase in this offering, and purchasing shares of our Class A Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our Class A Common Stock available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A Common Stock in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares of our Class A Common Stock, including the imposition of penalty bids. This means that if the representatives purchase shares of our Class A Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of shares of our Class A Common Stock or preventing or retarding a decline in the market price of our shares, and, as a result, the price of our shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, our common stock has not been listed on a national securities exchange and there has been no public trading market for our Class A Common Stock. The public offering price of our Class A Common Stock will be determined by negotiations between us and the representatives. In determining the public offering price, we and the representatives will consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the history of, and prospects for, our company and the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of common stock of generally comparable companies; and

•	other factors deemed relevant by the representatives and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A Common Stock, or that the shares will trade in the public market at or above the public offering price.

Certain of the underwriters and their affiliates have provided, and in the future may provide, from time to time certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. In particular, of our debt that was outstanding as of March 31, 2011, affiliates of J.P. Morgan Securities LLC, acting as lenders, have originated approximately $1.0 billion of mortgage debt and notes for certain of our consolidated properties, including, among other things, amounts provided pursuant to a $300.0 million forward loan commitment that we entered into with JP Morgan Chase on January 8, 2010 and the full amount of our IW JV mortgages and notes payable. Affiliates of J.P. Morgan Securities LLC have also acted as lenders to our joint venture with RioCan. Further, during 2010, we paid affiliates of Citigroup Global Markets Inc. approximately $1.6 million for investment banking services. In addition, affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and KeyBanc Capital Markets Inc. are lenders under our senior secured revolving line of credit, and will receive their pro rata portion of the $             million of the net proceeds from this offering used to repay amounts outstanding under our senior secured revolving line of credit and secured term loan. Accordingly, more than 5% of the net proceeds of this offering are intended be used to repay amounts owed to affiliates of these underwriters. In their capacity as lenders, these affiliates of the underwriters will receive certain financing fees in connection with the line of credit in addition to the underwriting discount that may result from this offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our securities, and may do so in the future.

At our request, the underwriters have reserved for sale, at the public offering price, up to 5.0% of the shares of our Class A Common Stock offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares of our Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares of our Class A Common Stock. Any reserved shares of our Class A Common Stock not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of our Class A Common Stock offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares of our Class A Common Stock sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to shares of our Class A Common Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our Class A Common Stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

Certain legal matters, including the validity of Class A Common Stock offered hereby and our qualification as a real estate investment trust, will be passed upon for us by Goodwin Procter LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Hogan Lovells US LLP. We have been advised with respect to certain legal matters relating to Maryland law by Venable LLP.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2010 and 2009 and the related financial statement schedules included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the 2010 and 2009 consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to the Company’s change in method of accounting for noncontrolling interests). Such consolidated financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations and other comprehensive loss, equity, and cash flows of Inland Western Retail Real Estate Trust, Inc. for the year ended December 31, 2008, and the 2008 information in the related financial statement schedules, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the consolidated financial statements makes reference to the Company retrospectively applying certain reclassifications associated with discontinued operations and upon the adoption of an accounting standard related to noncontrolling interests.

Unless otherwise indicated, we have obtained the information under “Prospectus Summary—Industry Overview” and “Industry Overview” from the market study prepared for us by Rosen, a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on Rosen’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our Class A Common Stock to be issued in this offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We are subject to the information requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We furnish our shareholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

We also maintain a website at www.inland-western.com at which there is additional information about us. The information on this website is not incorporated by reference in or otherwise a part of this prospectus.

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Condensed Consolidated Balance Sheets

As of March 31, 2011 and December 31, 2010

(Unaudited)

(in thousands, except per share amounts)

	March 31, 2011	December 31, 2010
Assets
Investment properties:
Land	$1,366,092	$1,375,155
Building and other improvements	5,206,116	5,258,992
Developments in progress	87,956	87,095

	6,660,164	6,721,242
Less accumulated depreciation	(1,067,864)	(1,034,769)

Net investment properties	5,592,300	5,686,473
Cash and cash equivalents	97,024	130,213
Investment in marketable securities	36,793	34,230
Investment in unconsolidated joint ventures	31,498	33,465
Accounts and notes receivable (net of allowances of $9,978 and $9,138, respectively)	100,144	112,915
Acquired lease intangibles, net	216,393	230,046
Other assets, net	174,897	159,494

Total assets	$6,249,049	$6,386,836

Liabilities and Equity
Liabilities:
Mortgages and notes payable	$3,325,077	$3,602,890
Secured credit facility	370,000	154,347
Accounts payable and accrued expenses	65,788	84,570
Distributions payable	28,433	26,851
Acquired below market lease intangibles, net	89,972	92,099
Other financings	8,477	8,477
Co-venture obligation	51,556	51,264
Other liabilities	67,492	69,746

Total liabilities	4,006,795	4,090,244

Redeemable noncontrolling interests	527	527
Commitments and contingencies
Equity:
Preferred stock, $0.001 par value, 10,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value, 640,000 shares authorized, 478,868 and 477,345 issued and outstanding at March 31, 2011 and December 31, 2010, respectively	479	477
Additional paid-in capital	4,393,726	4,383,281
Accumulated distributions in excess of earnings	(2,179,596)	(2,111,138)
Accumulated other comprehensive income	25,882	22,282

Total shareholders’ equity	2,240,491	2,294,902
Noncontrolling interests	1,236	1,163

Total equity	2,241,727	2,296,065

Total liabilities and equity	$6,249,049	$6,386,836

See accompanying notes to condensed consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Condensed Consolidated Statements of Operations and Other Comprehensive Loss

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010
Revenues:
Rental income	$124,011	$128,033
Tenant recovery income	28,482	32,026
Other property income	2,825	3,983
Insurance captive income	—	713

Total revenues	155,318	164,755

Expenses:
Property operating expenses	28,764	29,242
Real estate taxes	19,274	22,978
Depreciation and amortization	60,149	61,549
Provision for impairment of investment properties	30,373	—
Loss on lease terminations	3,338	2,982
Insurance captive expenses	—	1,225
General and administrative expenses	6,328	4,826

Total expenses	148,226	122,802

Operating income	7,092	41,953
Dividend income	676	1,683
Interest income	180	187
Gain on extinguishment of debt	10,723	—
Equity in (loss) income of unconsolidated joint ventures	(2,178)	10
Interest expense	(61,750)	(64,026)
Co-venture obligation expense	(1,792)	(1,792)
Recognized gain on marketable securities, net	—	771
Other income (expense)	582	(5,092)

Loss from continuing operations	(46,467)	(26,306)

Discontinued operations:
Operating income (loss)	331	(2,209)
Gain on sales of investment properties	3,459	52

Income (loss) from discontinued operations	3,790	(2,157)
Gain on sales of investment properties	2,660	—

Net loss	(40,017)	(28,463)
Net income attributable to noncontrolling interests	(8)	(93)

Net loss attributable to Company shareholders	$(40,025)	$(28,556)

(Loss) earnings per common share-basic and diluted:
Continuing operations	$(0.09)	$(0.05)
Discontinued operations	0.01	(0.01)

Net loss per common share attributable to Company shareholders	$(0.08)	$(0.06)

Net loss	$(40,017)	$(28,463)
Other comprehensive loss:
Net unrealized gain on derivative instruments	1,037	187
Net unrealized gain on marketable securities	2,563	10,008
Reversal of unrealized gain to recognized gain on marketable securities, net	—	(771)

Comprehensive loss	(36,417)	(19,039)
Comprehensive income attributable to noncontrolling interests	(8)	(93)

Comprehensive loss attributable to Company shareholders	$(36,425)	$(19,132)

Weighted average number of common shares outstanding-basic and diluted	478,721	482,402

See accompanying notes to condensed consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Condensed Consolidated Statements of Equity

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

(in thousands, except per share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2010	481,743	$482	$4,350,484	$(1,920,716)	$11,300	$2,441,550	$4,169	$2,445,719
Net (loss) income (excluding net income of $8 attributable to redeemable noncontrolling interests)	—	—	—	(28,556)	—	(28,556)	85	(28,471)
Net unrealized gain on derivative instruments	—	—	—	—	187	187	—	187
Net unrealized gain on marketable securities	—	—	—	—	10,008	10,008	—	10,008
Reversal of unrealized gain to recognized gain on marketable securities, net	—	—	—	—	(771)	(771)	—	(771)
Distributions declared ($0.04 per weighted average number of common shares outstanding)	—	—	—	(21,109)	—	(21,109)	—	(21,109)
Distribution reinvestment program (DRP)	738	—	6,268	—	—	6,268	—	6,268
Stock based compensation expense	—	—	11	—	—	11	—	11

Balance at March 31, 2010	482,481	$482	$4,356,763	$(1,970,381)	$20,724	$2,407,588	$4,254	$2,411,842

Balance at January 1, 2011	477,345	$477	$4,383,281	$(2,111,138)	$22,282	$2,294,902	$1,163	$2,296,065
Net loss (excluding net income of $8 attributable to redeemable noncontrolling interests)	—	—	—	(40,025)	—	(40,025)	—	(40,025)
Net unrealized gain on derivative instruments	—	—	—	—	1,037	1,037	—	1,037
Net unrealized gain on marketable securities	—	—	—	—	2,563	2,563	—	2,563
Contributions from noncontrolling interests	—	—	—	—	—	—	73	73
Distributions declared ($0.06 per weighted average number of common shares outstanding)	—	—	—	(28,433)	—	(28,433)	—	(28,433)
DRP	1,523	2	10,429	—	—	10,431	—	10,431
Stock based compensation expense	—	—	16	—	—	16	—	16

Balance at March 31, 2011	478,868	$479	$4,393,726	$(2,179,596)	$25,882	$2,240,491	$1,236	$2,241,727

See accompanying notes to condensed consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(40,017)	$(28,463)
Adjustments to reconcile net loss to net cash provided by operating activities (including discontinued operations):
Depreciation and amortization	60,275	62,251
Provision for impairment of investment properties	30,373	—
Gain on sales of investment properties	(6,119)	(52)
Gain on extinguishment of debt	(10,723)	—
Loss on lease terminations	3,338	2,982
Non-cash co-venture obligation expense	292	250
Amortization of loan fees	3,480	3,551
Amortization of acquired above and below market lease intangibles	(375)	(560)
Amortization of mortgage debt premium	(609)	—
Amortization of discount on debt assumed	127	127
Amortization of lease inducements	15	15
Straight-line rental income	(723)	(1,961)
Straight-line ground rent expense	956	1,128
Stock based compensation expense	16	11
Equity in loss (income) of unconsolidated joint ventures	2,178	(10)
Distributions from unconsolidated joint ventures	473	1,298
Recognized gain on sale of marketable securities	—	(771)
Provision for bad debt	1,376	2,135
Payment of leasing fees	(2,223)	(1,518)
Costs associated with refinancings	283	81
Changes in assets and liabilities:
Accounts receivable, net	12,118	14,517
Other assets	580	3,903
Accounts payable and accrued expenses	(18,647)	(16,440)
Other liabilities	(4,589)	(3,859)

Net cash provided by operating activities	31,855	38,615

Cash flows from investing activities:
Proceeds from sale of marketable securities	—	911
Changes in restricted escrows	(5,430)	(22,012)
Purchase of investment properties	—	(501)
Capital expenditures and tenant improvements	(6,056)	(2,206)
Proceeds from sales of investment properties	28,335	10,561
Investment in developments in progress	(996)	(615)
Investment in unconsolidated joint ventures	(684)	(1,384)
Payments received under master lease agreements	65	354

Net cash provided by (used in) investing activities	$15,234	$(14,892)

See accompanying notes to condensed consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Condensed Consolidated Statements of Cash Flows (continued)

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010
Cash flows from financing activities:
Proceeds from margin debt related to marketable securities	$—	$12,860
Payoff of margin debt related to marketable securities	(656)	(1,974)
Proceeds from mortgages and notes payable	10,424	229,056
Principal payments on mortgages and notes payable	(10,702)	(5,806)
Repayments of mortgages and notes payable	(265,674)	(261,383)
Proceeds from secured credit facility	284,764	60,000
Payoff of secured credit facility	(69,111)	(25,000)
Funds released from escrow restrictions, net	(86)	—
Payment of rate lock deposits	—	(11,223)
Refund of rate lock deposits	—	5,748
Payment of loan fees and deposits	(11,151)	(8,909)
Payment of offering costs	(1,731)	—
Distributions paid, net of DRP	(16,420)	(9,389)
Distributions to redeemable noncontrolling interests	(8)	(8)
Contributions from noncontrolling interests	73	—
Repayment of other financings	—	(3,410)

Net cash used in financing activities	(80,278)	(19,438)

Net (decrease) increase in cash and cash equivalents	(33,189)	4,285
Cash and cash equivalents, at beginning of period	130,213	125,904

Cash and cash equivalents, at end of period	$97,024	$130,189

Supplemental cash flow disclosure, including non-cash activities:
Cash paid for interest, net of interest capitalized	$54,246	$57,456

Distributions payable	$28,433	$21,109

Distributions reinvested	$10,431	$6,268

Developments payable	$365	$657

Forgiveness of mortgage debt	$10,723	$—

Proceeds from sales of investment properties:
Land	$3,741	$1,480
Building and other improvements, net of accumulated depreciation	15,308	8,347
Accounts and notes receivable	—	158
Acquired lease intangibles and other assets	662	524
Deferred gains	2,505	—
Gain on sales of investment properties	6,119	52

	$28,335	$10,561

See accompanying notes to condensed consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Notes to Condensed Consolidated Financial Statements

In the opinion of management, all adjustments necessary, all of which were of normal nature, for a fair presentation have been included in these condensed consolidated financial statements.

(1) Organization and Basis of Presentation

Inland Western Retail Real Estate Trust, Inc. (the “Company”) was formed on March 5, 2003 to acquire and manage a diversified portfolio of real estate, primarily multi-tenant shopping centers and single-user net lease properties.

All amounts in the notes to the condensed consolidated financial statements are stated in thousands with the exception of per share amounts, square foot amounts, number of properties, number of states, number of leases and number of employees.

The Company, through two public offerings from 2003 through 2005 and a merger consummated in 2007, issued a total of 459,484 shares of its common stock at $10.00 per share, resulting in gross proceeds, including merger consideration, of $4,595,193. In addition, as of March 31, 2011, the Company had issued 72,206 shares through its distribution reinvestment program (DRP) at prices ranging from $6.85 to $10.00 per share for gross proceeds of $685,934 and had repurchased a total of 43,823 shares through its share repurchase program (SRP) (suspended as of November 19, 2008) at prices ranging from $9.25 to $10.00 per share for an aggregate cost of $432,487. During the year ended December 31, 2010, one share (1,500 shares unrounded) was issued through the exercise of stock options at a price of $8.95 per share for gross proceeds of $13. In addition, in December 2010, 9,000 shares of common stock were transferred back to the Company from shares of common stock issued to the owners of certain entities that were acquired by the Company in its internalization transaction in conjunction with a litigation settlement. As a result, the Company had total shares outstanding of 478,868 and had realized total net offering proceeds of $4,848,653 as of March 31, 2011.

The Company has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended, or the Code, commencing with the tax year ended December 31, 2003. The Company believes it qualifies for taxation as a REIT and, as such, the Company generally will not be subject to federal income tax on taxable income that is distributed to shareholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Certain aspects of the operation of the Company’s DRP prior to May 2006 may have violated the prohibition against preferential dividends. To address those issues, on January 20, 2011, the Company filed a request for a closing agreement from the Internal Revenue Service, or IRS, whereby the IRS, would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years subject to the closing agreement for which it had positive taxable income, was sufficient for the Company to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income. The Company has one wholly-owned subsidiary that has elected to be treated as a taxable REIT subsidiary (TRS) for federal income tax purposes. A TRS is taxed on its taxable income at regular corporate tax rates. The income tax expense incurred as a result of the TRS did not have a material impact on the Company’s accompanying condensed consolidated financial statements. On November 15, 2007, the Company acquired four qualified REIT subsidiaries. Their income is consolidated with REIT income for federal and state income tax purposes.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets; capitalization of development and leasing costs; fair value measurements; provision for impairment, including estimates of holding periods, capitalization rates and discount rates (where applicable); provision for income taxes; recoverable amounts of receivables; deferred taxes and initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Certain reclassifications as a result of discontinued operations have been made to the 2010 condensed consolidated financial statements to conform to the 2011 presentation.

The accompanying condensed consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and consolidated joint venture investments. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs) and limited partnerships (LPs).

The Company’s property ownership as of March 31, 2011 is summarized below:

	Wholly-owned	Consolidated Joint Ventures(a)	Unconsolidated Joint Ventures(b)
Operating properties	227	55	19
Development properties	1	5	2

(a)	The Company has ownership interests ranging from 25% to 77% in six LLCs or LPs
(b)	The Company has ownership interests ranging from 20% to 96% in three LLCs or LPs

The Company consolidates certain property holding entities and other subsidiaries in which it owns less than a 100% equity interest if it is deemed to be the primary beneficiary in a variable interest entity (VIE), (an entity in which the contractual, ownership, or pecuniary interests change with changes in the fair value of the entity’s net assets, as defined by the Financial Accounting Standards Board (FASB)). The Company also consolidates entities that are not VIEs in which it has financial and operating control in accordance with GAAP. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures in which the Company has the ability to exercise significant influence, but does not have financial or operating control, are accounted for using the equity method of accounting. Accordingly, the Company’s share of the income (or loss) of these unconsolidated joint ventures is included in consolidated net (loss) income.

The Company is the controlling member in various consolidated entities. The organizational documents of these entities contain provisions that require the entities to be liquidated through the sale of their assets upon reaching a future date as specified in each respective organizational document or through put/call arrangements. As controlling member, the Company has an obligation to cause these property-owning entities to distribute proceeds of liquidation to the noncontrolling interest partners in these partially-owned entities only if the net proceeds received by each of the entities from the sale of assets warrant a distribution based on the agreements. Some of the LLC or LP agreements for these entities contain put/call provisions which grant the right to the outside owners and the Company to require each LLC or LP to redeem the ownership interest of the outside owners during future periods. In instances where outside ownership interests are subject to put/call arrangements requiring settlement for fixed amounts, the LLC or LP is treated as a 100% owned subsidiary by the Company with the amount due to the outside owner reflected as a financing arrangement and included in “Other financings” in the accompanying condensed consolidated balance sheets. Interest expense is recorded on such liabilities in amounts equal to the preferential returns due to the outside owners as provided in the LLC or LP agreements. In instances where outside ownership interests are subject to call arrangements without fixed settlement amounts, the LLC is treated as a 100% owned subsidiary by the Company with the amount due to the outside owner reflected as a financing and included in “Co-venture obligation” in the accompanying condensed consolidated balance sheets. Co-venture obligation expense is recorded on such liabilities in amounts equal to the preferential returns due to the outside owners as provided in the LLC agreement.

On the condensed consolidated statements of operations and other comprehensive loss, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to Company shareholders and noncontrolling interests. Condensed consolidated statements of equity are included in the quarterly financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity. Noncontrolling interests are adjusted for additional contributions by noncontrolling interest holders and distributions to noncontrolling interest holders, as well as the noncontrolling interest holders’ share of the net income or loss of each respective entity.

Below is a table reflecting the activity of the redeemable noncontrolling interests for the three months ended March 31, 2011 and 2010:

	2011	2010
Balance at January 1,	$527	$527
Redeemable noncontrolling interest income	8	8
Distributions	(8)	(8)

Balance at March 31,	$527	$527

The Company is party to an agreement with an LLC formed as an insurance association captive (the “Captive”), which is wholly-owned by the Company and three related parties, Inland Real Estate Corporation (IREC), Inland American Real Estate Trust, Inc. (IARETI) and Inland Diversified Real Estate Trust, Inc. (IDRETI). The Captive is serviced by a related party, Inland Risk and Management Services, Inc. for a fee of $25 per quarter. It has been determined that the Captive is a VIE and, as the Company received the most benefit of all members through November 30, 2010, the Company was deemed to be the primary beneficiary. Therefore, the Captive was consolidated by the Company through November 30, 2010. Prior to November 30, 2010, the other members’ interests are reflected as “Noncontrolling interests” in the accompanying condensed consolidated financial statements. Effective November 30, 2010, it was determined that the Company no longer received the most benefit, nor had the highest risk of loss and, therefore, was no longer the primary beneficiary. As a result, the Captive was deconsolidated and recorded under the equity method of accounting. As of March 31, 2011, the Company’s interest in the Captive is reflected in “Investment in unconsolidated joint ventures” in the accompanying condensed consolidated balance sheets. The Company’s share of net income of the Captive in the three months ended March 31, 2011 is reflected in “Equity in (loss) income of unconsolidated joint ventures” in the accompanying condensed consolidated statements of operations and other comprehensive loss.

(2) Summary of Significant Accounting Policies

There have been no changes to the Company’s significant accounting policies in the three months ended March 31, 2011. Refer to Note 2 to the audited consolidated financial statements for a summary of the Company’s significant accounting policies.

Recent Accounting Pronouncements

Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. This guidance did not have a material effect on the Company’s condensed consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, supplemental pro forma disclosures are expanded. If the Company enters into a business combination, it will comply with the disclosure requirements of this guidance.

(3) Discontinued Operations and Investment Properties Held for Sale

The Company employs a business model that utilizes asset management as a key component of monitoring its investment properties to ensure that each property continues to meet expected investment returns and standards. This strategy incorporates the sale of non-core assets that no longer meet the Company’s criteria.

The Company sold two properties during the three months ended March 31, 2011, as summarized below:

Date	Square Footage	Property Type	Location	Sales Price	Net Sales Proceeds	Gain
March 7, 2011	183,200	Single-user retail	Blytheville, Arkansas	$12,632	$12,438	$2,069
March 7, 2011	88,400	Single-user retail	Georgetown, Kentucky	10,182	10,055	1,390

	271,600			$22,814	$22,493	$3,459

In addition to the property sales that qualified for discontinued operations treatment, during the three months ended March 31, 2011, the Company received net proceeds of $5,842 and recorded gains of $2,660 from condemnation awards, earnouts and the sale of a parcel at one of its operating properties. The aggregate net proceeds from the property sales and these additional transactions totaled $28,335 with aggregate gains of $6,119.

During 2010, the Company sold eight properties, of which one was sold during the three months ended March 31, 2010, which resulted in net sales proceeds of $3,501 and gain on sale of $52.

The Company does not allocate general corporate interest expense to discontinued operations. The results of operations for the three months ended March 31, 2011 and 2010 for the investment properties that are accounted for as discontinued operations are presented in the table below:

	Three Months Ended March 31,
	2011	2010
Revenues:
Rental income	$298	$2,042
Tenant recovery income	12	(198)
Other property income	20	14

Total revenues	330	1,858

Expenses:
Property operating expenses	(156)	1,444
Real estate taxes	(11)	351
Depreciation and amortization	126	702
Interest expense	40	1,570

Total expenses	(1)	4,067

Operating income (loss) from discontinued operations	$331	$(2,209)

There were no properties classified as held for sale as of March 31, 2011 and December 31, 2010.

(4) Transactions with Related Parties

The Inland Group, Inc., or the Inland Group, and its affiliates are related parties because of the Company’s relationships with Daniel L. Goodwin, Robert D. Parks and Brenda G. Gujral, each of whom are significant shareholders and/or principals of the Inland Group or hold directorships and are executive officers of affiliates of the Inland Group. Specifically, Mr. Goodwin is the Chairman, chief executive officer and a significant shareholder of the Inland Group. Mr. Parks is a principal and significant shareholder of the Inland Group. Messrs. Goodwin and Parks and Ms. Gujral hold a variety of positions as directors and executive officers of Inland Group affiliates. With respect to the Company, Mr. Goodwin is a beneficial owner of more than 5% of the Company’s common stock, Mr. Parks was a director and Chairman of the Company’s board of directors until October 12, 2010 and Ms. Gujral is currently one of the Company’s directors and has held this directorship since 2003. Therefore, due to these relationships, transactions involving the Inland Group and/or its affiliates are set forth below.

	For the Three Months Ended March 31,		Unpaid Amount as of
			March 31, 2011	December 31, 2010
Fee Category	2011	2010
Investment advisor	$71	$69	$48	$22
Loan servicing	52	66	—	—
Legal	82	67	88	100
Computer services	336	283	90	166
Office and facilities management services	138	125	79	82
Other service agreements	242	242	54	—
Office rent and reimbursements	242	183	194	155

Total	$1,163	$1,035	$553	$525

Refer to the Note 4 to the audited consolidated financial statements for details of the related party agreements.

On December 1, 2009, the Company raised additional capital of $50,000 from a related party, Inland Equity Investors, LLC (Inland Equity), in exchange for a 23% noncontrolling interest in IW JV 2009, LLC (IW JV). IW JV, which is controlled by the Company, and therefore consolidated, will continue to be managed and operated by the Company. Inland Equity is owned by certain individuals, including Daniel L. Goodwin and Robert D. Parks. Pursuant to the terms of the IW JV agreement, Inland Equity earns a preferred return of 6% annually, paid monthly and cumulative on any unpaid balance. Inland Equity earns an additional 5% annually, set aside monthly and paid quarterly, if the portfolio net income is above a target amount as specified in the agreement. If Inland Equity retains an ownership interest in IW JV through the liquidation of the joint venture, Inland Equity may be entitled to receive an additional distribution of $5,000, depending on the availability of proceeds at the time of liquidation. The independent directors committee reviewed and recommended approval of this transaction to the Company’s board of directors.

(5) Marketable Securities

The following tables summarize the Company’s investment in marketable securities:

	Common Stock	Preferred Stock	Total Available- for-Sale Securities
As of March 31, 2011:
Fair value	$14,957	$21,836	$36,793
Amortized cost basis	$28,997	$38,592	$67,589
Total other-than-temporary impairment recognized	$23,889	$31,576	$55,465

Adjusted cost basis	$5,108	$7,016	$12,124
Net gains in accumulated other comprehensive income (OCI)	$9,849	$14,820	$24,669
As of December 31, 2010:
Fair value	$15,117	$19,113	$34,230
Amortized cost basis	$28,997	$38,592	$67,589
Total other-than-temporary impairment recognized	$23,889	$31,576	$55,465

Adjusted cost basis	$5,108	$7,016	$12,124
Net gains in accumulated OCI	$10,009	$12,097	$22,106

	Three Months Ended March 31,
	2011	2010
Net unrealized OCI gain	$2,563	$10,008
Net gain on sales of securities	$—	$771

(6) Stock Option Plan and Board of Directors Activity

At the Company’s annual shareholders’ meeting held on October 14, 2008, the Company’s shareholders voted to approve the establishment of the Equity Compensation Plan, which, subject to certain conditions, authorizes (at the discretion of the board of directors) the issuance of stock options, restricted stock, stock appreciation rights and other similar awards to the Company’s employees in connection with compensation and incentive arrangements that may be established by the board of directors. At March 31, 2011, no awards under the Equity Compensation Plan had been granted.

During 2010, the Compensation Committee approved an executive bonus program pursuant to which the Company’s executives are eligible to receive bonuses payable in shares of restricted common stock. For each executive, a portion of his award, if any, will be based upon individual performance as determined by the Compensation Committee at its discretion and a portion, if any, will be based on certain corporate performance measures. An insignificant amount of expense was recorded during 2010 and the three months ended March 31, 2011 related to this bonus program. On April 12, 2011, the Company’s board of directors granted an aggregate of 34 common shares to its executive officers under the Equity Compensation Plan in connection with the executive bonus program. Of the total 34 shares, 17 will vest after three years and 17 will vest after five years.

The Company’s Independent Director Stock Option Plan (Plan), as amended, provides, subject to certain conditions, for the grant to each independent director of options to acquire shares following their becoming a director and for the grant of additional options to acquire shares on the date of each annual shareholders’ meeting.

As of March 31, 2011 and December 31, 2010, options to purchase 140 shares of common stock had been granted, of which options to purchase one share (1,500 shares unrounded) had been exercised and none had expired.

The Company calculates the per share weighted average fair value of options granted on the date of the grant using the Black Scholes option pricing model utilizing certain assumptions regarding the expected dividend yield (1.87%), risk free interest rate (1.13%), expected life (five years) and expected volatility rate (35%). Compensation expense of $16 and $11 related to these stock options was recorded during the three months ended March 31, 2011 and 2010, respectively.

On March 8, 2011, the Company’s board of directors increased the number of directors comprising the board of directors from eight to nine and elected Steven P. Grimes, who serves as Chief Executive Officer, President, Chief Financial Officer and Treasurer of the Company, to the board of directors, effective immediately.

(7) Leases

Master Lease Agreements

In conjunction with certain acquisitions, the Company receives payments under master lease agreements pertaining to certain non-revenue producing spaces at the time of purchase for periods, generally ranging from three months to three years after the date of purchase or until the spaces are leased. As these payments are received, they are recorded as a reduction in the purchase price of the respective property rather than as rental income. The cumulative amount of such payments was $27,431 and $27,366, as of March 31, 2011 and December 31, 2010, respectively.

Operating Leases

The majority of revenues from the Company’s properties consist of rents received under long-term operating leases. Some leases provide for the payment of fixed base rent paid monthly in advance, and for the reimbursement by tenants to the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees and certain building repairs paid by the landlord and recoverable under the terms of the lease. Under these leases, the landlord pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed based rent, as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included on the accompanying condensed consolidated statements of operations and other comprehensive loss. Under net leases where all expenses are paid by the landlord, subject to reimbursement by the tenant, the expenses are included in “Property operating expenses” and reimbursements are included in “Tenant recovery income” on the accompanying condensed consolidated statements of operations and other comprehensive loss.

In certain municipalities, the Company is required to remit sales taxes to governmental authorities based upon the rental income received from properties in those regions. These taxes may be reimbursed by the tenant to the Company depending upon the terms of the applicable tenant lease. As with other recoverable expenses, the presentation of the remittance and reimbursement of these taxes is on a gross basis whereby sales tax expenses are included in “Property operating expenses” and sales tax reimbursements are included in “Other property income” on the accompanying condensed consolidated statements of operations and other comprehensive loss. Such taxes remitted to governmental authorities and reimbursed by tenants were $512 and $535 for the three months ended March 31, 2011 and 2010, respectively.

In certain properties where there are large tenants, other tenants may have co-tenancy provisions within their leases that provide a right of termination or reduced rent if certain large tenants or “shadow” tenants discontinue operations. The Company does not expect that such co-tenancy provisions will have a material impact on the future operating results.

The Company leases land under non-cancellable operating leases at certain of its properties expiring in various years from 2018 to 2105. The related ground lease rent expense is included in “Property operating expenses” on the accompanying condensed consolidated statements of operations and other comprehensive loss. In addition, the Company leases office space for certain management offices from third parties and the Company subleases its corporate office space from an Inland affiliate. Office rent expense is included in “Property operating expenses” in the accompanying condensed consolidated statements of operations and other comprehensive loss.

	Three Months Ended March 31,
	2011		2010
Ground lease rent expense	$2,527		$2,656
Office rent expense	$210	(a)	$208	(a)

(a)	Of these totals, $124 relates to corporate office rent.

(8) Mortgages and Notes Payable

The following table summarizes the Company’s mortgages and notes payable at March 31, 2011 and December 31, 2010:

	March 31, 2011	December 31, 2010
Fixed rate mortgages payable:
Mortgage loans(a)	$3,068,223	$3,334,784
Premium, net of accumulated amortization	16,925	17,534
Discount, net of accumulated amortization	(2,375)	(2,502)

	3,082,773	3,349,816

Variable rate mortgages payable:
Mortgage loans	7,205	17,389
Construction loans	86,838	86,768

	94,043	104,157

Mortgages payable	3,176,816	3,453,973
Notes payable	138,900	138,900
Margin payable	9,361	10,017

Mortgages and notes payable	$3,325,077	$3,602,890

(a)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

Mortgages Payable

Mortgages payable outstanding as of March 31, 2011 were $3,176,816 and had a weighted average interest rate of 6.07% at March 31, 2011. Of this amount, $3,082,773 had fixed rates ranging from 4.44% to 8.00% (10.05% for matured mortgages payable) and a weighted average fixed rate of 6.13% at March 31, 2011. The weighted average interest rate for the fixed rate mortgages payable excludes the impact of the premium and discount amortization. The remaining $94,043 of mortgages payable represented variable rate loans with a weighted average interest rate of 4.09% at March 31, 2011. Properties with a net carrying value of $4,750,961 at March 31, 2011 and related tenant leases are pledged as collateral for the mortgage loans. Development properties with a net carrying value of $147,035 at March 31, 2011 and related tenant leases are pledged as collateral for the construction loans. As of March 31, 2011, scheduled maturities for the Company’s outstanding mortgage indebtedness had various due dates through March 1, 2037.

During the three months ended March 31, 2011, the Company obtained mortgages payable proceeds of $10,424, made mortgages payable repayments of $265,674 and received forgiveness of debt of $10,723. The new mortgages payable that the Company entered into during the three months ended March 31, 2011 have interest rates ranging from 4.83% to 5.50% and maturities up to 15 years. The stated interest rates of the loans repaid during the three months ended March 31, 2011 ranged from 4.58% to 8.00%.

Mortgages payable outstanding as of December 31, 2010 were $3,453,973 and had a weighted average interest rate of 5.99% at December 31, 2010. Of this amount, $3,349,816 had fixed rates ranging from 4.44% to 8.00% (10.04% for matured mortgages payable) and a weighted average fixed rate of 6.04% at December 31, 2010. The weighted average interest rate for the fixed rate mortgages payable excludes the impact of the premium and discount amortization. The remaining $104,157 of mortgages payable represented variable rate loans with a weighted average interest rate of 4.47% at December 31, 2010. Properties with a net carrying value of $5,170,029 at December 31, 2010 and related tenant leases are pledged as collateral for the mortgage loans. Development properties with a net carrying value of $62,704 at December 31, 2010 and related tenant leases are pledged as collateral for the construction loans. As of December 31, 2010, scheduled maturities for the Company’s outstanding mortgage indebtedness had various due dates through March 1, 2037.

The majority of the Company’s mortgages payable require monthly payments of interest only, although it has become more common for lenders to require principal and interest payments, as well as reserves for real estate taxes, insurance and certain other costs. Although the loans obtained by the Company are generally non-recourse, occasionally, when it is deemed to be necessary, the Company may guarantee all or a portion of the debt on a full-recourse basis. As of March 31, 2011, the Company had guaranteed $55,043 of the outstanding mortgages payable with maturity dates up to August 1, 2014 (see Note 14). At times, the Company has borrowed funds financed as part of a cross-collateralized package, with cross-default provisions, in order to enhance the financial benefits. In those circumstances, one or more of the properties may secure the debt of another of the Company’s properties. Individual decisions regarding interest rates, loan-to-value, debt yield, fixed versus variable-rate financing, term and related matters are often based on the condition of the financial markets at the time the debt is issued, which may vary from time to time.

As of March 31, 2011, the Company had $72,957 of mortgages payable that had matured and had not been repaid or refinanced as of March 31, 2011. During the second quarter of 2010, in order to prompt discussions with the lender, the Company ceased making the monthly debt service payment on a $29,965 mortgage loan. That loan has matured and the $26,865 that was outstanding at March 31, 2011 is included in the $72,957 of total matured debt. The non-payment of this monthly debt service payment amounts to $1,311 annualized and does not result in noncompliance under any of the Company’s other mortgages payable and secured credit agreements. The Company has attempted to negotiate and has made offers to the lender to determine an appropriate course of action under the non-recourse loan agreement. No assurance can be provided that negotiations will result in a favorable outcome for the Company. The lender has asserted that certain events have occurred that trigger recourse to the Company. However, the Company believes that it has substantive defenses with respect to those claims.

As of March 31, 2011, in addition to the $72,957 that had matured, the Company had $306,339 of mortgages payable, excluding principal amortization, maturing in the remainder of 2011. The following table sets forth the Company’s progress as of the date of this filing in addressing its 2011 maturities:

	Matured as of March 31, 2011		Maturing in Remainder of 2011
Repaid or received debt forgiveness and added the underlying property as collateral to the senior secured credit facility	$21,715		$28,837
Other repayments	18,761		—

Total addressed subsequent to March 31, 2011	40,476		28,837
Expected to be repaid and the underlying property will be added as collateral to the senior secured credit facility in 2011	—		166,418
Actively marketing to sell or refinance related properties, or otherwise negotiating with the lender	32,481	(a)	111,084	(b)

	$72,957		$306,339

(a)	The Company has attempted to negotiate and has made offers to the lender with respect to a $26,865 mortgage loan outstanding at March 31, 2011 to determine an appropriate course of action under the non-recourse loan agreement. No assurance can be provided that these negotiations will result in favorable outcomes for the Company. The lender has asserted that certain events have occurred that trigger recourse to the Company; however, the Company believes that it has substantive defenses with respect to those claims.
(b)	Subsequent to March 31, 2011, an additional mortgage payable with an outstanding principal balance of $27,190 had matured and the Company ceased making the monthly debt service payment on one non-recourse mortgage payable maturing in the remainder of 2011 with an outstanding principal balance of $4,520.

Some of the mortgage payable agreements include periodic reporting requirements and/or debt service coverage ratios which allow the lender to control property cash flow if the Company fails to meet such requirements. Management believes the Company was not out of compliance with such provisions at March 31, 2011.

Notes Payable

The following table summarizes the Company’s notes payable as of March 31, 2011 and December 31, 2010:

	March 31, 2011	December 31, 2010
IW JV Senior Mezzanine Note	$85,000	$85,000
IW JV Junior Mezzanine Note	40,000	40,000
Mezzanine Note	13,900	13,900

	$138,900	$138,900

Notes payable outstanding as of March 31, 2011 were $138,900 and had a weighted average interest rate of 12.62% at March 31, 2011. Of this amount, $125,000 represents notes payable proceeds from a third party lender related to the debt refinancing transaction for IW JV. The notes have fixed interest rates ranging from 12.24% to 14.00%, mature on December 1, 2019 and are secured by 100% of the Company’s equity interest in the entity owning the IW JV investment properties.

During the year ended December 31, 2010, the Company borrowed $13,900 from a third party in the form of a mezzanine note and used the proceeds as a partial paydown of the mortgage payable, as required by the lender. The mezzanine note bears interest at 11.00% and matures in approximately three years.

Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources, and duration of its debt funding and, to a limited extent, the use of derivative instruments.

Specifically, the Company has entered into derivative instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative instruments, described below, are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash payments principally related to certain of the Company’s borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company’s objective in using interest rate derivatives is to manage exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The Company utilizes two interest rate swaps to hedge the variable cash flows associated with variable-rate debt. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in “Accumulated other comprehensive income” and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the three months ended March 31, 2011, the Company recorded hedge ineffectiveness related to an off-market hedging relationship as a result of ending the previous hedging relationship on one of its hedges in December 2010 and changing the critical terms. As a result, the Company reclassified a portion of the previously deferred accumulated other comprehensive income into earnings as of March 31, 2011. During the three months ended March 31, 2010, the Company recorded no hedge ineffectiveness.

Amounts reported in “Accumulated other comprehensive income” related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. Over the next year, the Company estimates that an additional $1,687 will be reclassified as an increase to interest expense.

As of March 31, 2011 and December 31, 2010, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives	Number of Instruments	Notional
Interest Rate Swap	2	$67,504

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the condensed consolidated balance sheets as of March 31, 2011 and December 31, 2010.

	Liability Derivatives
	March 31, 2011		December 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:
Interest rate swaps	Other liabilities	$2,501	Other liabilities	$2,967

The table below presents the effect of the Company’s derivative financial instruments on the condensed consolidated statements of operations and other comprehensive loss for the three months ended March 31, 2011 and 2010.

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing and Missed Forecasted Transactions)
	2011	2010		2011	2010		2011	2010
Interest rate swaps	$180	$605	Interest Expense	$1,217	$792	Interest Expense	$152	$—

Credit-risk-related Contingent Features

Derivative financial investments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with major creditworthy financial institutions. As part of the Company’s on-going control procedures, it monitors the credit ratings of counterparties and the exposure to any single entity, which minimizes credit risk concentration. The Company believes the likelihood of realized losses from counterparty non-performance is remote.

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on the related indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its corresponding derivative obligation. The Company was not in default with respect to these agreements at March 31, 2011.

The Company’s agreements with each of its derivative counterparties also contain a provision whereby if the Company consolidates with, merges with or into, or transfers all or substantially all its assets to another entity and the creditworthiness of the resulting, surviving, or transferee entity is materially weaker than the Company’s, the counterparty has the right to terminate the derivative obligations. As of March 31, 2011, the termination value of derivatives in a liability position, which includes accrued interest of $144 but excludes any adjustment for nonperformance risk, which the Company has deemed immaterial, was $2,733. As of March 31, 2011, the Company has not posted any collateral related to these agreements. If the Company had breached any of these provisions at March 31, 2011, it could have been required to settle its obligations under the agreements at their termination value of $2,733.

Margin Payable

The Company purchases a portion of its securities through a margin account. As of March 31, 2011 and December 31, 2010, the Company had recorded a payable of $9,361 and $10,017, respectively, for securities purchased on margin. This debt bears a variable interest rate of the London Interbank Offered Rate, or LIBOR, plus 35 basis points. At March 31, 2011, this rate was equal to 0.59%. Interest expense on this debt in the amount of $15 and $14 is recognized within “Interest expense” in the accompanying condensed consolidated statements of operations and other comprehensive loss for the three months ended March 31, 2011 and 2010, respectively. This debt is due upon demand. The value of the Company’s marketable securities serves as collateral for this debt. During the three months ended March 31, 2011, the Company did not borrow on its margin account but paid down $656.

Debt Maturities

The following table shows the scheduled maturities of the Company’s mortgages payable, notes payable, margin payable and secured credit facility (as described in Note 9) as of March 31, 2011 for the remainder of 2011, the next four years and thereafter and does not reflect the impact of any debt activity that occurred after March 31, 2011:

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Maturing debt(a) :
Fixed rate debt:
Mortgages payable(b)	$392,685	$415,050	$310,124	$224,049	$471,450	$1,254,865	$3,068,223	$3,225,993
Notes payable	—	—	13,900	—	—	125,000	138,900	151,519

Total fixed rate debt	$392,685	$415,050	$324,024	$224,049	$471,450	$1,379,865	$3,207,123	$3,377,512

Variable rate debt:
Mortgages payable	$5,821	$88,222	$—	$—	$—	$—	$94,043	$94,043
Secured credit facility	—	—	370,000	—	—	—	370,000	370,000
Margin payable	9,361	—	—	—	—	—	9,361	9,361

Total variable rate debt	15,182	88,222	370,000	—	—	—	473,404	473,404

Total maturing debt	$407,867	$503,272	$694,024	$224,049	$471,450	$1,379,865	$3,680,527	$3,850,916

Weighted average interest rate on debt:
Fixed rate debt	5.69%	5.45%	5.55%	7.13%	5.78%	7.20%
Variable rate debt	2.48%	3.99%	4.31%	—	—	—

Total	5.57%	5.20%	4.89%	7.13%	5.78%	7.20%

(a)	The debt maturity table does not include any premium or discount, of which $16,925 and $(2,375), net of accumulated amortization, respectively, is outstanding as of March 31, 2011.
(b)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

The maturity table excludes other financings and the co-venture obligation as described in Note 1. The maturity table also excludes accelerated principal payments that may be required as a result of covenants or conditions included in certain loan agreements due to the uncertainty in the timing and amount of these payments. In these cases, the total outstanding indebtedness is included in the year corresponding to the loan maturity date or, if the mortgage payable is amortizing, the payments are presented in accordance with the loan’s original amortization schedule. As of March 31, 2011, the Company was making accelerated principal payments on three mortgages payable with a combined outstanding principal balance of $111,008, which are reflected in the year corresponding to the loan maturity date. See the mortgages payable section above for additional information on how the Company is addressing its 2011 mortgages payable maturities.

(9) Secured Credit Facility

On February 4, 2011, the Company amended and restated its secured credit agreement with KeyBank National Association and other financial institutions and currently has a $585,000 senior secured credit facility that matures on February 3, 2013 (with the ability to extend for one year at the Company’s option), which consists of a $435,000 senior secured revolving line of credit and a $150,000 secured term loan, with the ability to increase available borrowings up to $500,000 under the revolving line of credit in certain circumstances. As of March 31, 2011, the terms of the agreement stipulate:

•	monthly interest-only payments on the outstanding balance at a rate of LIBOR plus a margin of 2.75% to 4.00%, depending on leverage levels;

•	quarterly unused fees ranging from 0.40% to 0.50% per annum, depending on the undrawn amount;

•

the requirement for a comprehensive collateral pool (secured by mortgage interests in each asset) subject to certain covenants, including a maximum advance rate on the appraised value of the collateral pool of 65% (reduced to 60% after the issuance of the Company’s financial statements for the quarter ending March 31, 2012) and minimum requirements related to the value and number of properties included in the collateral pool; and

•

$20,000 of recourse cross-default permissions and $100,000 of non-recourse cross-default permissions, subject to certain carve-outs and allowances for maturity defaults under non-recourse indebtedness for up to 90 days subject to extension at the discretion of the lenders.

This full recourse credit agreement requires compliance with certain covenants, such as, among other things, a leverage ratio, fixed charge coverage, debt service coverage, minimum net worth requirements, distribution limitations and investment restrictions, as well as limitations on the Company’s ability to incur recourse indebtedness. It also contains customary default provisions including the failure to timely pay debt service payable thereunder, the failure to comply with the Company’s financial and operating covenants, and the failure to pay when the consolidated indebtedness becomes due. In the event the lenders under the credit agreement declare a default, as defined in the credit agreement, this could result in an acceleration of any outstanding borrowings on the line of credit. As of March 31, 2011, the Company was not out of compliance with any of the financial covenants under the credit agreement. As of March 31, 2011, the interest rate under the credit agreement was 4.31%. Upon closing the amended credit agreement, the Company borrowed the full amount of the term loan. As of March 31, 2011, the total availability under the revolving line of credit was $267,000, of which the Company had borrowed $220,000. As of December 31, 2010, the outstanding balance on the line of credit was $154,347.

(10) Investment in Unconsolidated Joint Ventures

The following table summarizes the Company’s investments in unconsolidated joint ventures:

				Ownership Interest		Investment at
Joint Venture	Location	Date of Investment	Date of Redemption	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
MS Inland	Various	04/27/2007	N/A	20.0%	20.0%	$9,581	$9,884
Hampton Retail Colorado	Denver, CO	08/31/2007	N/A	95.8%	95.8%	2,124	4,059
RioCan	Various	09/30/2010	N/A	20.0%	20.0%	12,222	12,292
Oak Property and Casualty	Burlington, VT	10/01/2006	N/A	25.0%	25.0%	7,571	7,230

						$31,498	$33,465

The Company has the ability to exercise significant influence, but does not have the financial or operating control over these investments, and as a result the Company accounts for these investments using the equity method of accounting. Under the equity method of accounting, the net equity investment of the Company is reflected on the accompanying condensed consolidated balance sheets and the accompanying condensed consolidated statements of operations and other comprehensive loss includes the Company’s share of net income or loss from the unconsolidated joint venture. Distributions from these investments that are related to income from operations are included as operating activities and distributions that are related to capital transactions are included in investing activities in the Company’s condensed consolidated statements of cash flows.

Effective April 27, 2007, the Company formed a strategic joint venture (MS Inland) with a large state pension fund (the “institutional investor”). Under the terms of the agreement, the profits and losses of MS Inland are split 80% and 20% between the institutional investor and the Company, respectively. The Company’s share of profits in MS Inland was $126 and $250, for the three months ended March 31, 2011 and 2010, respectively. The Company received net cash distributions from MS Inland totaling $258 and $1,298, for the three months ended March 31, 2011 and 2010, respectively.

The difference between the Company’s investment in MS Inland and the amount of the underlying equity in net assets of MS Inland is due to basis differences resulting from the Company’s contribution of property assets at their historical net book value versus the fair value of the contributed properties. Such differences are amortized over the depreciable lives of MS Inland’s property assets. The Company recorded $81 of amortization related to this difference for each of the three months ended March 31, 2011 and 2010, and is included in “Equity in (loss) income of unconsolidated joint ventures” in the condensed consolidated statements of operations and other comprehensive loss.

MS Inland may acquire additional assets using leverage, consistent with its existing business plan, of approximately 50% of the original purchase price or current fair value, if higher. The Company is the managing member of MS Inland and earns fees for providing property management, acquisition and leasing services to MS Inland. The Company earned fees of $309 and $349 during the three months ended March 31, 2011 and 2010, respectively.

On August 28, 2007, the Company formed an unconsolidated joint venture, Hampton Retail Colorado (Hampton), which subsequently, through wholly-owned subsidiaries Hampton Owned Colorado (Hampton Owned) and Hampton Leased Colorado (Hampton Leased), acquired nine single-user retail properties and eight leasehold assets, respectively. The ownership percentages associated with Hampton at March 31, 2011 and December 31, 2010, are based upon the Company’s pro-rata share of capital contributions to date. Based upon the maximum capital contribution obligations outlined in the joint venture agreement, the Company’s ownership percentage could increase to 96.3%. During the three months ended March 31, 2011, Hampton determined that the carrying value of certain of its assets were not recoverable and, accordingly, recorded an impairment loss in the amount of $2,477, of which the Company’s share is $2,374. No impairment loss was recorded during the three months ended March 31, 2010. The Company’s estimated fair value relating to this impairment assessment was based on estimated contract prices. The Company’s share of net (loss) income in Hampton was $(2,240) and $311 for the three months ended March 31, 2011 and 2010, respectively, and is included in “Equity in (loss) income of unconsolidated joint ventures” in the condensed consolidated statements of operations and other comprehensive loss.

As of March 31, 2011, there were six properties remaining in the Hampton joint venture, all of which are included in Hampton Owned. The remaining properties have been disposed of primarily through sales and assignment.

On May 20, 2010, the Company entered into definitive agreements to form a joint venture with RioCan Real Estate Investment Trust (RioCan), a REIT based in Canada. The initial RioCan joint venture investment included up to eight grocery and necessity-based-anchored shopping centers located in Texas. Under the terms of the joint venture agreements, RioCan contributed cash for an 80% interest in the venture and the Company contributed a

20% interest in the properties. The joint venture acquired an 80% interest in the properties from the Company in exchange for cash, each of which was accounted for as a partial sale of real estate. Each property closing occurred individually over time based on timing of lender consent or refinance of the related mortgages payable. Certain of the properties contain earnout provisions which, if met, would result in additional sales proceeds to the Company. All eight of the initial investment properties were acquired in 2010. These transactions do not qualify as discontinued operations in the Company’s condensed consolidated statements of operations and other comprehensive loss as a result of the Company’s 20% ownership in the joint venture. The Company’s share of loss in the RioCan joint venture was $282 for the three months ended March 31, 2011. The Company received net cash distributions from the RioCan joint venture totaling $152 for the three months ended March 31, 2011.

The difference between the Company’s investment in the RioCan joint venture and the amount of the underlying equity in net assets of the joint venture is due to basis differences resulting from the Company’s contribution of property assets at their historical net book value versus the fair value of the contributed properties. Such differences are amortized over the depreciable lives of the RioCan joint venture’s property assets.

The Company is the managing member of the RioCan joint venture and earns fees for providing property management, asset management and other customary fees for the joint venture. The Company earned fees of $227 during the three months ended March 31, 2011.

On December 1, 2010, it was determined that the Company was no longer the primary beneficiary of the Captive, or Oak Property & Casualty. As a result, the Captive has been reflected as an equity method investment by the Company since December 1, 2010. Refer to Note 1 for further information. The Company’s share of income in the Captive was $404 for the three months ended March 31, 2011.

The Company’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered. As a result, the carrying value of its investment in the unconsolidated joint ventures was determined to be fully recoverable as of March 31, 2011 and December 31, 2010.

(11) Earnings per Share

Basic earnings (loss) per share (EPS) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus shares issuable upon exercising options. As of March 31, 2011 and 2010, options to purchase 139 and 105 shares of common stock at the weighted average exercise price of $8.68 and $9.30 per share, respectively, were outstanding. The Company is in a net loss position for the three months ended March 31, 2011 and 2010; therefore, the options to purchase shares are not considered in diluted loss per share since their effect is anti-dilutive.

The following is reconciliation between weighted average shares used in the basic and diluted EPS calculations, excluding amounts attributable to noncontrolling interests:

	Three Months Ended March 31,
	2011	2010
Numerator:
Net loss from continuing operations	$(46,467)	$(26,306)
Gain on sales of investment properties	2,660	—
Income from continuing operations attributable to noncontrolling interests	(8)	(93)

Loss from continuing operations attributable to Company shareholders	(43,815)	(26,399)
Income (loss) from discontinued operations	3,790	(2,157)

Net loss attributable to Company shareholders	$(40,025)	$(28,556)

Denominator:
Denominator for loss per common share-basic:
Weighted average number of common shares outstanding	478,721	482,402
Effect of dilutive securities:
Stock options	— (a)	— (a)

Denominator for loss per common share-diluted:
Weighted average number of common and common equivalent shares outstanding	478,721	482,402

(a)	Outstanding options to purchase shares of common stock, the effect of which would be anti-dilutive, were 139 and 105 shares as of March 31, 2011 and 2010, respectively. These shares were not included in the computation of diluted earnings per share because a loss was reported or the option exercise price was greater than the average market price of the common shares for the respective periods.

(12) Provision for Impairment of Investment Properties

The Company identified certain indicators of impairment for certain of its properties, such as a low occupancy rate, difficulty in leasing space and related cost of re-leasing, reduced anticipated holding periods and financially troubled tenants. The Company performed cash flow analyses and determined that the carrying value of one of these properties exceeded the respective undiscounted cash flows based upon the estimated holding period for the asset. Therefore, the Company has recorded an impairment loss related to this property consisting of the excess carrying value of the asset over the estimated fair value within the accompanying condensed consolidated statements of operations and other comprehensive loss.

During the three months ended March 31, 2011, the Company recorded investment property impairment charges as summarized below:

Location	Property Type	Impairment Date	Approximate Square Footage	Provision for Impairment of Investment Properties
Winston-Salem, North Carolina	Single-user office property	March 31, 2011	501,000	$30,373

		Estimated fair value of impaired property		$16,714

During the three months ended March 31, 2010, the Company recorded no investment property impairment charges. The Company can provide no assurance that material impairment charges with respect to the Company’s investment properties will not occur in future periods.

(13) Fair Value Measurements

Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value of the Company’s financial instruments at March 31, 2011 and December 31, 2010. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date.

	March 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Investment in marketable securities	$36,793	$36,793	$34,230	$34,230
Notes receivable	8,290	8,269	8,290	8,245
Financial liabilities:
Mortgages and notes payable	$3,325,077	$3,480,916	$3,602,890	$3,628,042
Secured credit facility	370,000	370,000	154,347	154,347
Other financings	8,477	8,477	8,477	8,477
Co-venture obligation	51,556	55,000	51,264	55,000
Derivative liability	2,501	2,501	2,967	2,967

The carrying values shown in the table are included in the condensed consolidated balance sheets under the indicated captions, except for notes receivable and interest rate swaps, which are included in “Accounts and notes receivable” and “Other liabilities,” respectively.

The fair value of the financial instruments shown in the above table as of March 31, 2011 and December 31, 2010 represent the Company’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in a transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in those circumstances.

The following methods and assumptions were used to estimate the fair value of each financial instrument:

•	Investment in marketable securities: Marketable securities classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

•

Notes receivable: The Company estimates the fair value of its notes receivable by discounting the future cash flows of each instrument at rates that approximate those offered by lending institutions for loans with similar terms to companies with comparable risk. The rates used are not directly observable in the marketplace and judgment is used in determining the appropriate rate based upon the specific terms of the individual notes receivable agreement.

•

Mortgages payable: The Company estimates the fair value of its mortgages payable by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. The rates used are not directly observable in the marketplace and judgment is used in determining the appropriate rate for each of the Company’s individual mortgages payable based upon the specific terms of the agreement, including the term to maturity, the quality and nature of the underlying property and its leverage ratio.

•

Secured credit facility: The carrying value of the Company’s secured credit facility approximates fair value due to the periodic variable rate pricing and the loan pricing spreads based on the Company’s leverage ratio.

•

Other financings: Other financings on the condensed consolidated balance sheets represent the equity interest of the noncontrolling member in certain consolidated entities where the LLC or LP agreement contains put/call arrangements, which grant the right to the outside owners and the Company to require each LLC or LP to redeem the ownership interest in future periods for fixed amounts. The Company believes the fair value of other financings is that amount which is the fixed amount at which it would settle, which approximates its carrying value.

•

Co-venture obligation: The Company estimates the fair value of co-venture obligation based on the amount at which it believes the obligation will settle and the timing of such payment. The fair value of the co-venture obligation includes the estimated additional amount the Company would be required to pay upon exercise of the call option. The carrying value of the co-venture obligation includes $1,556 of cumulative co-venture obligation expense accretion relating to the estimated additional distribution.

•

Interest rate swaps: The fair value of the interest rate swaps is determined using pricing models developed based on the LIBOR swap rate and other observable market data. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered any applicable credit enhancements.

Fair Value Hierarchy

GAAP specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 Inputs — Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

•	Level 2 Inputs — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 Inputs — Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The guidance requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of March 31, 2011 and December 31, 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following table presents the Company’s financial instruments, which are measured at fair value on a recurring basis, by the level in the fair value hierarchy within which those measurements fall as of March 31, 2011 and December 31, 2010.

	Level 1	Level 2	Level 3	Total
March 31, 2011
Investment in marketable securities	$36,793	—	—	$36,793
Derivative liability	$—	2,501	—	$2,501

December 31, 2010
Investment in marketable securities	$34,230	—	—	$34,230
Derivative liability	$—	2,967	—	$2,967

There were no transfers of assets or liabilities between the levels of the fair value hierarchy and there were no purchases, sales, issuances or settlements of Level 3 assets or liabilities during the three months ended March 31, 2011.

During the three months ended March 31, 2011, the Company recorded an asset impairment charge of $30,373 related to one of its consolidated operating properties. The estimated fair value of this property was $16,714. During the three months ended March 31, 2010, the Company recorded no asset impairment charges. The Company’s estimated fair value, measured on a non-recurring basis, relating to this impairment assessment was based upon a discounted cash flow model that included all estimated cash inflows and outflows over a specific holding period or the purchase price, if applicable. These cash flows are comprised of unobservable inputs which include contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectation for growth. Capitalization rates and discount rates utilized in this model were based upon observable rates that the Company believed to be within a reasonable range of current market rates for the property. Based on these inputs, the Company had determined that its valuation of its consolidated operating property was classified within Level 3 of the fair value hierarchy. As the estimated fair value of the Company’s unconsolidated properties was based on estimated contract prices, the Company had determined that its valuation was classified within Level 2 of the fair value hierarchy.

(14) Commitments and Contingencies

The Company has acquired certain properties which have earnout components, meaning the Company did not pay for portions of these properties that were not rent producing at the time of acquisition. The Company is obligated, under these agreements, to pay for those portions when a tenant moves into its space and begins to pay rent. The earnout payments are based on a predetermined formula. Each earnout agreement has a time limit regarding the obligation to pay any additional monies. The time limits generally range from one to three years. If, at the end of the time period allowed, certain space has not been leased and occupied, the Company will generally not have any further payment obligation to the seller. As of March 31, 2011, the Company may pay as much as $1,400 in the future if retail space covered by earnout agreements is leased.

The Company previously entered into one construction loan agreement, one secured installment note and one other installment note agreement, one of which was impaired as of December 31, 2009 and written off on March 31, 2010. In conjunction with the two remaining agreements, the Company has funded its total commitments of $8,680. One of the two remaining loans requires monthly interest payments with the entire principal balance due at maturity. The combined receivable balance at both March 31, 2011 and December 31, 2010 was $8,290, net of allowances of $300.

Although the loans obtained by the Company are generally non-recourse, occasionally, when it is deemed to be necessary, the Company may guarantee all or a portion of the debt on a full-recourse basis. As of March 31, 2011, the Company has guaranteed $370,000 and $26,203 of its outstanding secured credit facility and mortgage loans, respectively, with maturity dates up to August 1, 2014. As of March 31, 2011, the Company also guaranteed $28,840 representing a portion of the construction debt associated with certain of its consolidated development joint ventures. The guarantees are released as certain leasing parameters are met. The following table summarizes these guarantees:

Location	Joint Venture	Construction Loan Balance at March 31, 2011	Percentage/ Amount Guaranteed by the Company	Guarantee Amount
Frisco, Texas	Parkway Towne Crossing	$20,809	35%	$7,283
Dallas, Texas	Wheatland Towne Crossing	5,730	50%	2,865
Henderson, Nevada	Lake Mead Crossing	48,949	15%	7,342
Henderson, Nevada	Green Valley Crossing	11,350	$11,350	11,350

		$86,838		$28,840

On January 20, 2011, the Company filed a request for a closing agreement from the IRS, whereby the IRS would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years subject to the closing agreement for which the Company had positive taxable income, was sufficient for it to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process. The Company recorded an expense of $62 in 2010 representing the estimated cost plus interest to obtain such closing agreement. The Company estimates the range of loss that is reasonably possible is from $62 if it obtains the closing agreement to approximately $155,000 if it does not obtain the closing agreement.

(15) Subsequent Events

During the period from April 1, 2011 through the date of the Company’s quarterly report on Form 10-Q filed on May 10, 2011, the Company:

•

drew $50,000 on its senior secured revolving line of credit and used the proceeds to repay $46,837 of mortgage debt (net of $3,715 of debt forgiveness) that was secured by five properties, had a weighted average interest rate of 4.99% and had matured or was scheduled to mature in 2011. These five properties were added to the collateral pool, which increased the Company’s borrowing availability from $267,000 to $291,000;

•

closed on one mortgage payable in the amount of $60,000 with a fixed interest rate of 4.54% and a 30-year term (callable in 7 years) on an existing property, of which $55,000 was used to pay down the senior secured revolving line of credit; the Company’s borrowing availability decreased to $222,000 with the release of this property from the collateral pool;

•

repaid $36,761 of mortgages payable (net of $3,715 of debt forgiveness) that had matured as of March 31, 2011. This repayment amount includes $18,000 of mortgages payable (net of $3,715 of debt forgiveness) that is included in the $46,837 amount presented above. The stated interest rates of the loans repaid ranged from 4.83% to 5.05%;

•

had an additional mortgage payable with an outstanding principal balance of $27,190 mature and ceased making the monthly debt service payment on one non-recourse mortgage payable with an outstanding principal balance of $4,520;

•

closed on the sales of two single-user industrial properties consisting of an aggregate of approximately 1,066,800 square feet, with the combined sales prices totaling $36,000, which resulted in net gains of $701 and net proceeds of $34,619;

•	filed the first amendment to the registration statement on Form S-11/A with the Securities and Exchange Commission regarding a proposed public offering of the Company’s common stock, and

•

closed on the dissolution of a partnership with a partner in three development joint ventures resulting in the Company maintaining a 100% ownership interest in Parkway Towne Crossing, a 100% ownership interest in three fully occupied outlots at Wheatland Towne Crossing, and a 50% ownership interest in Lake Mead Crossing. This transaction also resulted in a net loss of $8,542 on the 75% interest that was transferred to our partner on the remainder of Wheatland Towne Crossing (less the three outlots), which included the release of the $5,730 construction loan, $2,865 of which was guaranteed by the Company as of March 31, 2011. Concurrently, the Company also acquired a 36.7% ownership interest in Lake Mead Crossing from another partner in the joint venture, increasing the Company’s total ownership interest in the property to 86.7%.

On April 12, 2011, the Company’s board of directors granted an aggregate of 34 common shares to its executive officers under the Equity Compensation Plan in connection with the executive bonus program. Of the total 34 shares, 17 will vest after three years and 17 will vest after five years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Inland Western Retail Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Western Retail Real Estate Trust, Inc., and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive loss, equity, and cash flows for each of the two years in the period ended December 31, 2010. Our audits also included the 2010 and 2009 information included in financial statement schedules II and III. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inland Western Retail Real Estate Trust, Inc., and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting for noncontrolling interests and retrospectively adjusted all periods presented in the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 23, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 23, 2011

(May 11, 2011 as to the effects of the 2011 discontinued operations described in Note 3)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Inland Western Retail Real Estate Trust, Inc:

We have audited the accompanying consolidated statements of operations and other comprehensive loss, equity, and cash flows of Inland Western Retail Real Estate Trust, Inc. (the Company) and subsidiaries for the year ended December 31, 2008. In connection with our audit of the consolidated financial statements, we have also audited the 2008 information in financial statement schedules II and III. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Inland Western Retail Real Estate Trust, Inc. and subsidiaries for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the 2008 information in the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in notes 1, 2, 3, 12, 13, and 14 to the consolidated financial statements, Inland Western Retail Real Estate Trust, Inc. and subsidiaries retrospectively applied certain reclassifications associated with discontinued operations and upon the adoption of an accounting standard related to noncontrolling interests.

/s/ KPMG LLP

Chicago, Illinois

March 31, 2009, except for notes 1, 2, 3, 12, 13, and 14, which are as of May 11, 2011

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and 2009

(in thousands, except per share amounts)

	2010	2009
Assets
Investment properties:
Land	$1,375,155	$1,435,871
Building and other improvements	5,258,992	5,421,907
Developments in progress	87,095	112,173

	6,721,242	6,969,951
Less accumulated depreciation	(1,034,769)	(866,169)

Net investment properties	5,686,473	6,103,782
Cash and cash equivalents	130,213	125,904
Investment in marketable securities	34,230	29,117
Investment in unconsolidated joint ventures	33,465	78,957
Accounts and notes receivable (net of allowances of $9,138 and $31,014, respectively)	112,915	118,172
Acquired lease intangibles, net	230,046	295,720
Investment properties held for sale	—	46,435
Other assets, net	159,494	130,278

Total assets	$6,386,836	$6,928,365

Liabilities and Equity
Liabilities:
Mortgages and notes payable	$3,602,890	$4,003,985
Line of credit	154,347	107,000
Accounts payable and accrued expenses	84,570	73,793
Distributions payable	26,851	15,657
Acquired below market lease intangibles, net	92,099	103,134
Other financings	8,477	11,887
Co-venture obligation	51,264	50,139
Liabilities associated with investment properties held for sale	—	34,795
Other liabilities	69,746	81,729

Total liabilities	4,090,244	4,482,119

Redeemable noncontrolling interests	527	527
Commitments and contingencies
Equity:
Preferred stock, $0.001 par value, 10,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value, 640,000 shares authorized, 477,345 and 481,743 issued and outstanding at December 31, 2010 and 2009, respectively	477	482
Additional paid-in capital	4,383,281	4,350,484
Accumulated distributions in excess of earnings	(2,111,138)	(1,920,716)
Accumulated other comprehensive income	22,282	11,300

Total shareholders’ equity	2,294,902	2,441,550
Noncontrolling interests	1,163	4,169

Total equity	2,296,065	2,445,719

Total liabilities and equity	$6,386,836	$6,928,365

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Loss

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands, except per share amounts)

	2010	2009	2008
Revenues:
Rental income	$510,606	$519,836	$553,396
Tenant recovery income	115,180	121,991	130,435
Other property income	16,590	18,804	19,741
Insurance captive income	2,996	2,261	1,938

Total revenues	645,372	662,892	705,510

Expenses:
Property operating expenses	106,582	122,570	140,312
Real estate taxes	85,971	93,197	87,257
Depreciation and amortization	246,088	248,141	249,243
Provision for impairment of investment properties	14,430	53,900	51,600
Loss on lease terminations	13,826	13,735	64,648
Insurance captive expenses	3,392	3,655	2,874
General and administrative expenses	18,119	21,191	19,997

Total expenses	488,408	556,389	615,931

Operating income	156,964	106,503	89,579
Dividend income	3,472	10,132	24,010
Interest income	740	1,483	4,329
Loss on partial sales of investment properties	(385)	—	—
Equity in income (loss) of unconsolidated joint ventures	2,025	(11,299)	(4,939)
Interest expense	(260,614)	(233,739)	(209,769)
Co-venture obligation expense	(7,167)	(597)	—
Recognized gain (loss) on marketable securities, net	4,007	18,039	(160,888)
Impairment of goodwill	—	—	(377,916)
Impairment of investment in unconsolidated entity	—	—	(5,524)
Impairment of notes receivable	—	(17,322)	—
Gain (loss) on interest rate locks	—	3,989	(16,778)
Other expense	(3,531)	(9,599)	(1,062)

Loss from continuing operations	(104,489)	(132,410)	(658,958)

Discontinued operations:
Operating loss	(14,024)	(9,382)	(24,255)
Gain on sales of investment properties	23,806	26,383	—

Income (loss) from discontinued operations	9,782	17,001	(24,255)

Net loss	(94,707)	(115,409)	(683,213)
Net (income) loss attributable to noncontrolling interests	(1,136)	3,074	(514)

Net loss attributable to Company shareholders	$(95,843)	$(112,335)	$(683,727)

(Loss) earnings per common share-basic and diluted:
Continuing operations	$(0.22)	$(0.27)	$(1.37)
Discontinued operations	0.02	0.04	(0.05)

Net loss per common share attributable to Company shareholders	$(0.20)	$(0.23)	$(1.42)

Net loss	$(94,707)	$(115,409)	$(683,213)
Other comprehensive loss:
Net unrealized gain (loss) on derivative instruments	1,247	1,696	(5,516)
Net unrealized gain (loss) on marketable securities	13,742	35,594	(115,716)
Reversal of unrealized (gain) loss to recognized (gain) loss on marketable securities, net	(4,007)	(18,039)	160,888

Comprehensive loss	(83,725)	(96,158)	(643,557)
Comprehensive (income) loss attributable to noncontrolling interests	(1,136)	3,074	(514)

Comprehensive loss attributable to Company shareholders	$(84,861)	$(93,084)	$(644,071)

Weighted average number of common shares outstanding-basic and diluted	483,743	480,310	481,442

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Consolidated Statements of Equity

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands, except per share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions in Excess of Net Loss	Accumulated Other Comprehensive Income (Loss)	Total Share- holders’ Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2008	484,921	$485	$4,386,703	$(740,816)	$(47,607)	$3,598,765	$2,230	$3,600,995
Net (loss) income (excluding net loss of $32 attributable to redeemable noncontrolling interests)	—	—	—	(683,727)	—	(683,727)	482	(683,245)
Net unrealized loss on derivative instruments	—	—	—	—	(5,516)	(5,516)	—	(5,516)
Net unrealized loss on marketable securities	—	—	—	—	(115,716)	(115,716)	—	(115,716)
Reversal of unrealized loss to recognized loss on marketable securities, net	—	—	—	—	160,888	160,888	—	160,888
Contributions from noncontrolling interests	—	—	—	—	—	—	1,011	1,011
Distributions declared ($0.64 per weighted average number of common shares outstanding)	—	—	—	(308,798)	—	(308,798)	—	(308,798)
Distribution reinvestment program (DRP)	15,360	15	153,585	—	—	153,600	—	153,600
Share repurchase program (SRP)	(22,715)	(23)	(227,133)	—	—	(227,156)	—	(227,156)
Stock based compensation expense	—	—	8	—	—	8	—	8

Balance at December 31, 2008	477,566	$477	$4,313,163	$(1,733,341)	$(7,951)	$2,572,348	$3,723	$2,576,071

Net (loss) income (excluding net loss of $3,332 attributable to redeemable noncontrolling interests)	—	$—	$—	$(112,335)	$—	$(112,335)	$258	$(112,077)
Net unrealized gain on derivative instruments	—	—	—	—	1,696	1,696	—	1,696
Net unrealized gain on marketable securities	—	—	—	—	35,594	35,594		35,594
Reversal of unrealized gain to recognized gain on marketable securities, net	—	—	—	—	(18,039)	(18,039)	—	(18,039)
Contributions from noncontrolling interests	—	—	—	—	—	—	188	188
Distributions declared ($0.16 per weighted average number of common shares outstanding)	—	—	—	(75,040)	—	(75,040)	—	(75,040)
DRP	4,177	5	37,297	—	—	37,302	—	37,302
Stock based compensation expense	—	—	24	—	—	24	—	24

Balance at December 31, 2009	481,743	$482	$4,350,484	$(1,920,716)	$11,300	$2,441,550	$4,169	$2,445,719

Net (loss) income (excluding net income of $31 attributable to redeemable noncontrolling interests)	—	$—	$—	$(95,843)	$—	$(95,843)	$1,105	$(94,738)
Net unrealized gain on derivative instruments	—	—	—	—	1,247	1,247	—	1,247
Net unrealized gain on marketable securities	—	—	—	—	13,742	13,742	—	13,742
Reversal of unrealized gain to recognized gain on marketable securities, net	—	—	—	—	(4,007)	(4,007)	—	(4,007)
Contributions from noncontrolling interests	—	—	—	—	—	—	151	151
De-consolidation of variable interest entity	—	—	—	—	—	—	(4,262)	(4,262)
Distributions declared ($0.20 per weighted average number of common shares outstanding)	—	—	—	(94,579)	—	(94,579)	—	(94,579)
DRP	4,601	4	32,727	—	—	32,731	—	32,731
Shares returned from litigation settlement	(9,000)	(9)	9	—	—	—	—	—
Exercise of stock options	1	—	13	—	—	13	—	13
Stock based compensation expense	—	—	48	—	—	48	—	48

Balance at December 31, 2010	477,345	$477	$4,383,281	$(2,111,138)	$22,282	$2,294,902	$1,163	$2,296,065

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands, except per share amounts)

	2010	2009	2008
Cash flows from operating activities:
Net loss	$(94,707)	$(115,409)	$(683,213)
Adjustments to reconcile net loss to net cash provided by operating activities (including discontinued operations):
Depreciation and amortization	248,089	258,592	265,587
Provision for impairment of investment properties	23,057	64,700	80,000
Impairment of marketable securities	—	24,831	160,327
Impairment of goodwill	—	—	377,916
Impairment of notes receivable	—	17,322	—
Impairment of investment in unconsolidated entity	—	—	5,524
Gain on sales of investment properties	(23,806)	(26,383)	—
Loss on partial sales of investment properties	385	—	—
Loss on lease terminations	13,826	13,735	67,092
(Gain) loss on interest rate locks	—	(3,989)	16,778
Loss on redemption of noncontrolling interests	—	3,447	—
Non-cash co-venture obligation expense	1,125	139	—
Amortization of loan fees	12,733	13,295	10,583
Amortization of acquired above and below market lease intangibles	(1,969)	(2,340)	(2,953)
Amortization of mortgage debt premium	(1,541)	—	—
Amortization of discount on debt assumed	509	509	424
Amortization of lease inducements	60	182	—
Straight-line rental income	(7,643)	(8,281)	(12,954)
Straight-line ground rent expense	4,109	3,987	5,186
Stock based compensation expense	48	24	8
Equity in (income) loss of unconsolidated joint ventures	(2,025)	11,299	4,939
Distributions from unconsolidated joint ventures	5,721	4,176	5,168
Recognized (gain) loss on sale of marketable securities	(4,007)	(42,870)	561
Provision for bad debt	3,103	9,617	22,910
Payment of leasing fees	(6,172)	(5,048)	(6,003)
Costs associated with refinancings	1,190	—	—
Changes in assets and liabilities:
Accounts receivable, net	8,336	1,467	(5,146)
Other assets	(184)	2,259	(4,824)
Accounts payable and accrued expenses	13,313	11,136	4,477
Other liabilities	(9,478)	13,440	(3,036)

Net cash provided by operating activities	184,072	249,837	309,351

Cash flows from investing activities:
Purchase of marketable securities	—	(190)	(28,433)
Proceeds from sale of marketable securities	8,629	125,088	34,789
Changes in restricted escrows	(22,967)	(38,680)	46,966
Purchase of investment properties, capital expenditures and tenant improvements	(35,198)	(40,778)	(132,233)
Proceeds from partial sales of investment properties	48,616	—	—
Proceeds from sales of investment properties	96,059	172,007	—
Investment in developments in progress	(3,219)	(15,297)	(73,137)
Acquired lease intangible assets	—	(6,972)	(22,495)
Acquired above market lease intangibles	—	(38)	(4,833)
Acquired below market lease intangibles	—	152	9,741
Investment in unconsolidated joint ventures	(3,589)	(2,879)	(3,427)
Return of escrowed funds from unconsolidated joint venture	65,240	—	—
Payments received under master lease agreements	789	1,231	3,067
Funding of notes receivable	—	—	(12,744)
Payoff of notes receivable	40	62	4,184

Net cash provided by (used in) investing activities	$154,400	$193,706	$(178,555)

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows (continued)

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands, except per share amounts)

	2010	2009	2008
Cash flows from financing activities:
Shares repurchased through SRP	$—	$—	$(227,156)
Proceeds from margin debt related to marketable securities	22,860	29,750	18,348
Payoff of margin debt related to marketable securities	(12,843)	(86,090)	(70,048)
Proceeds from mortgages and notes payable	737,890	974,938	224,172
Principal payments on mortgages and notes payable	(32,646)	(5,428)	(2,560)
Repayments of mortgages and notes payable	(1,018,351)	(1,152,767)	(57,820)
Proceeds from line of credit	90,000	30,000	275,000
Payoff of line of credit	(42,653)	(148,000)	(125,000)
Payment of rate lock deposits	(12,290)	—	(7,650)
Refund of rate lock deposits	12,290	5,209	—
Payment of loan fees and deposits	(11,498)	(31,376)	(3,890)
Exercise of stock options	13	—	—
Payment of offering costs	(575)	—	—
Distributions paid, net of DRP	(50,654)	(47,651)	(155,592)
Distributions to redeemable noncontrolling interests	(31)	(32)	(31)
Redemption of redeemable noncontrolling interests	—	(1,548)	—
Contributions from noncontrolling interests	151	188	1,011
Contributions from redeemable noncontrolling interests	—	—	20
Repayment of other financings	(3,410)	(55,999)	—
Proceeds from other financings	—	—	4,207
Proceeds from co-venture obligation	—	50,000	—

Net cash used in financing activities	(321,747)	(438,806)	(126,989)

Net increase in cash and cash equivalents	16,725	4,737	3,807
Cash and cash equivalents, at beginning of year	125,904	121,167	117,360
Cash decrease due to deconsolidation of variable interest entity	(12,416)	—	—

Cash and cash equivalents, at end of year	$130,213	$125,904	$121,167

Supplemental cash flow disclosure, including non-cash activities:
Cash paid for interest, net of interest capitalized	$248,576	$222,573	$229,647

Distributions payable	$26,851	$15,657	$25,570

Distributions reinvested	$32,731	$37,302	$153,600

Accrued offering costs	$309	$—	$—

Purchase of investment properties:
Land, building and other improvements	$(35,198)	$(40,778)	$(203,315)
Assumption of mortgages payable	—	—	56,500
Conversion of investment in joint venture to investment property	—	—	2,179
Conversion of notes receivable to investment property	—	—	16,347
Other financings	—	—	—
Mortgage discount	—	—	(3,944)

	$(35,198)	$(40,778)	$(132,233)

Developments in progress placed in service	$28,312	$35,126	$84,629

Developments payable	$499	$485	$4,339

Forgiveness of mortgage debt	$50,831	$—	$—

Shares of common stock returned as a result of litigation settlement	9,000

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows (continued)

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands, except per share amounts)

	2010	2009	2008
Proceeds from sales of investment properties:
Land	$36,600	$50,846	$—
Building and other improvements, net of accumulated depreciation	71,891	237,789	—
Accounts and notes receivable	474	2,425	—
Acquired lease intangibles and other assets	(4,883)	20,972	—
Mortgages and notes payable assumption	—	(160,489)	—
Forgiveness of mortgage debt	(31,756)	—	—
Acquired below market lease intangibles and other liabilities	(73)	(5,919)	—
Gain on sales of investment properties	23,806	26,383	—

	$96,059	$172,007	$—

Proceeds from partial sales of investment properties:
Land	$37,377	$—	$—
Building and other improvements, net of accumulated depreciation	113,440	—	—
Accounts and notes receivable	2,062	—	—
Acquired lease intangibles and other assets	(2,350)	—	—
Mortgages and notes payable assumption	(97,888)	—	—
Acquired below market lease intangibles and other liabilities	(3,640)	—	—
Loss on partial sales of investment properties	(385)	—	—

	$48,616	$—	$—

Redemption of redeemable noncontrolling interests:
Redeemable noncontrolling interests	$—	$15,426	$—
Land	—	(11,488)	—
Building and other improvements, net of accumulated depreciation	—	—	—
Investment in unconsolidated joint ventures	—	—	—
Restricted cash	—	(2,390)	—
Acquired lease intangibles and other assets	—	—	—
Mortgages and notes payable	—	—	—
Acquired below market lease intangibles and other liabilities	—	—	—

	$—	$1,548	$—

Deconsolidation of variable interest entity:
Investment in unconsolidated joint ventures	$7,230	$—	$—
Other assets, net	(6,386)	—	—
Accounts payable and accrued expenses	124	—	—
Other liabilities	7,186
Noncontrolling interests	4,262	—	—

Cash decrease due to deconsolidation of variable interest entity	$12,416	$—	$—

See accompanying notes to consolidated financial statements

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

(1) Organization and Basis of Presentation

Inland Western Retail Real Estate Trust, Inc. (the “Company”) was formed on March 5, 2003 to acquire and manage a diversified portfolio of real estate, primarily multi-tenant shopping centers and single-user net lease properties.

All amounts in the notes to the consolidated financial statements are stated in thousands with the exception of per share amounts, square foot amounts, number of properties, number of states, number of leases and number of employees.

The Company issued a total of 459,484 shares of its common stock at $10.00 per share, resulting in gross proceeds of $4,595,193. In addition, as of December 31, 2010, the Company had issued 70,683 shares through its DRP at prices ranging from $6.85 to $10.00 per share for gross proceeds of $675,503 and had repurchased a total of 43,823 shares through its SRP (suspended as of November 19, 2008) at prices ranging from $9.25 to $10.00 per share for an aggregate cost of $432,487. During September 2010, one thousand five hundred shares were issued through the exercise of stock options at a price of $8.95 per share for gross proceeds of $13. In addition, nine million shares of common stock were transferred back to the Company in December 2010 from shares of common stock issued to the owners of certain entities that were acquired by the Company in its internalization transaction in conjunction with the litigation settlement. See Note 17 for further details on the litigation settlement. As a result, the Company had total shares outstanding of 477,345 and had realized total net offering proceeds of $4,838,222 as of December 31, 2010.

On November 15, 2007, pursuant to an agreement and plan of merger approved by its shareholders on November 13, 2007, the Company acquired, through a series of mergers, four entities affiliated with its former sponsor, Inland Real Estate Investment Corporation, which provided business management/advisory and property management services to the Company. Shareholders of the acquired companies received an aggregate of 37,500 shares of the Company’s common stock, valued under the merger agreement at $10.00 per share. In December 2010, certain of the shareholders returned 9,000 shares of the Company’s common stock in connection with the settlement of a lawsuit related to this acquisition.

The Company accounted for the merger transaction as a consummation of a business combination between parties with a pre-existing relationship. The assets and liabilities of the acquired companies were recorded at their estimated fair value at the date of the transaction. The purchase price in excess of the fair value of the assets and liabilities of the acquired companies was allocated to goodwill in the amount of $377,916. In determining the purchase price, an independent third party rendered an opinion on the $10.00 per share value of the shares, as well as the aggregate purchase price of $375,000. Additional costs totaling $4,019 were also incurred as part of the merger transaction consisting of financial and legal advisory services and accounting and proxy related costs. As part of the merger, the Company assigned values to these tangible and intangible assets at their estimated fair values.

The Company performed its goodwill impairment analysis using the two step method on an annual basis and whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. The Company completed its annual goodwill impairment test during the fourth quarter of 2008 and determined that the carrying value exceeded its fair value, indicating potential goodwill impairment existed. Certain unanticipated events occurring primarily in the fourth quarter of 2008 caused the carrying value of goodwill to exceed its fair value. The primary events were the severe dislocations and liquidity disruptions in the credit and equity markets that took place late in 2008 and three significant tenants who declared bankruptcy liquidations during the fourth quarter of 2008 and early in 2009. As a result of the two step test performed during the fourth quarter of 2008, the Company determined that the entire goodwill balance was impaired and, as such, the Company recorded impairment of $377,916.

The Company has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended, or the Code, commencing with the tax year ended December 31, 2003. The Company believes it qualifies for taxation as a REIT and, as such, the Company generally will not be subject to federal income tax on taxable income that is distributed to shareholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. However, on January 20, 2011, the Company filed a request for a closing agreement from the Internal Revenue Service, or IRS, whereby the IRS, would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years for which it had positive taxable income, was sufficient for the Company to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process (see Note 13). Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income. The Company has one wholly-owned subsidiary that has elected to be treated as a taxable REIT subsidiary (TRS) for federal income tax purposes. A TRS is taxed on its taxable income at regular corporate tax rates. The income tax expense incurred as a result of the TRS did not have a material impact on the Company’s accompanying consolidated financial statements. On November 15, 2007, the Company acquired four qualified REIT subsidiaries. Their income is consolidated with REIT income for federal and state income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets; capitalization of development and leasing costs; fair value measurements; provision for impairment, including estimates of holding periods, capitalization rates and discount rates (where applicable); provision for income taxes; recoverable amounts of receivables; deferred taxes and initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Certain reclassifications as a result of discontinued operations have been made to the 2009 and 2008 consolidated financial statements to conform to the 2010 presentation. In addition, on January 1, 2009, the Company adopted guidance on noncontrolling interests that required retrospective application, in which all periods presented reflect the necessary changes.

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and consolidated joint venture investments. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs) and limited partnerships (LPs).

The Company’s property ownership as of December 31, 2010 is summarized below:

	Wholly-owned	Consolidated Joint Venture (a)	Unconsolidated Joint Venture (b)
Operating properties	229	55	19
Development properties	1	5	2

(a)	The Company has ownership interests ranging from 25% to 77% in six LLCs or LPs
(b)	The Company has ownership interests ranging from 20% to 96% in three LLCs or LPs

The Company consolidates certain property holding entities and other subsidiaries in which it owns less than a 100% equity interest if it is deemed to be the primary beneficiary in a variable interest entity (VIE), (an entity in which the contractual, ownership, or pecuniary interests change with changes in the fair value of the entity’s net assets, as defined by the Financial Accounting Standards Board (FASB)). The Company also consolidates entities that are not VIEs in which it has financial and operating control in accordance with GAAP. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures in which the Company has the ability to exercise significant influence, but does not have financial or operating control, are accounted for using the equity method of accounting. Accordingly, the Company’s share of the income (or loss) of these unconsolidated joint ventures is included in consolidated net (loss) income.

The Company is the controlling member in various consolidated entities. The organizational documents of these entities contain provisions that require the entities to be liquidated through the sale of their assets upon reaching a future date as specified in each respective organizational document or through put/call arrangements. As controlling member, the Company has an obligation to cause these property-owning entities to distribute proceeds of liquidation to the noncontrolling interest partners in these partially-owned entities only if the net proceeds received by each of the entities from the sale of assets warrant a distribution based on the agreements. Some of the LLC or LP agreements for these entities contain put/call provisions which grant the right to the outside owners and the Company to require each LLC or LP to redeem the ownership interest of the outside owners during future periods. In instances where outside ownership interests are subject to put/call arrangements requiring settlement for fixed amounts, the LLC or LP is treated as a 100% owned subsidiary by the Company with the amount due to the outside owner reflected as a financing arrangement and included in “Other financings” in the accompanying consolidated balance sheets. Interest expense is recorded on such liabilities in amounts equal to the preferential returns due to the outside owners as provided in the LLC or LP agreements. In instances where outside ownership interests are subject to call arrangements without fixed settlement amounts, the LLC is treated as a 100% owned subsidiary by the Company with the amount due to the outside owner reflected as a financing and included in “Co-venture obligation” in the accompanying consolidated balance sheets. Expense is recorded on such liabilities in amounts equal to the preferential returns due to the outside owners as provided in the LLC agreement.

In December 2007, the FASB issued accounting guidance on noncontrolling interests in consolidated financial statements, effective for fiscal years beginning on or after December 15, 2008. The Company adopted the guidance on January 1, 2009. The guidance defines noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. As a result of the adoption of the guidance on noncontrolling interests, the Company retrospectively adjusted all periods presented in the consolidated financial statements for the balances related to the noncontrolling interests associated with the insurance association captive and two consolidated joint venture investments to permanent equity. Noncontrolling interests associated with the Company’s other consolidated joint venture investments continue to be classified outside of permanent equity as those interests are redeemable by the Company at the discretion of the noncontrolling interest holder. The Company made this determination based on an evaluation of the terms in applicable agreements, specifically the redemption provisions. The amount at which these interests would be redeemed is based on a formula contained in each respective agreement and, as of December 31, 2010 and 2009, was determined to approximate the carrying value of these interests. Accordingly, no adjustment was made during the years ended December 31, 2010 and 2009.

On the consolidated statements of operations and other comprehensive loss, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to Company shareholders and noncontrolling interests. Consolidated statements of equity are included in the annual financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity.

Below is a table reflecting the activity of the redeemable noncontrolling interests for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Balance at January 1,	$527	$19,317	$19,296
Redeemable noncontrolling interest income (expense)	31	(3,332)	32
Contributions	—	—	20
Distributions	(31)	(32)	(31)
Redemptions	—	(15,426)	—

Balance at December 31,	$527	$527	$19,317

During the years ended December 31, 2010 and 2009, the Company paid certain joint venture partners for the redemption of their interests in certain consolidated joint ventures as summarized below:

Redemption Date	Full or Partial Redemption	Accrued Preferred Return	Amount Included in Other Financings	Total Payment Amount
January 5, 2010	Full	$20	$3,410	$3,430

Redemption Date	Full or Partial Redemption	Accrued Preferred Return	Amount included in Other financings	Total Payment Amount
January 16, 2009	Full	$—	$3,410	$3,410
April 28, 2009	Full	114	5,698	5,812
June 4, 2009	Partial	—	40,539	40,539
June 29, 2009	Full	—	6,352	6,352

Total for the year ended December 31, 2009		$114	$55,999	$56,113

The Company is party to an agreement with an LLC formed as an insurance association captive (the “Captive”), which is wholly-owned by the Company and three related parties, Inland Real Estate Corporation (IREC), Inland American Real Estate Trust, Inc. (IARETI) and Inland Diversified Real Estate Trust, Inc. (IDRETI). The Captive is serviced by a related party, Inland Risk and Management Services, Inc. for a fee of $25 per quarter. It has been determined that the Captive is a VIE and, as the Company received the most benefit of all members through November 30, 2010, the Company was deemed to be the primary beneficiary. Therefore, the Captive was consolidated by the Company through November 30, 2010. Prior to November 30, 2010, the other members’ interests are reflected as “Noncontrolling interests” in the accompanying consolidated financial statements. Effective November 30, 2010, it was determined that the Company no longer received the most benefit, nor had the highest risk of loss and, therefore, was no longer the primary beneficiary. As a result, the Captive was deconsolidated and recorded under the equity method of accounting. As of December 31, 2010, the Company’s interest in the Captive is reflected in “Investment in unconsolidated joint ventures” in the accompanying consolidated balance sheets. The Company’s share of net income of the Captive for December 2010 is reflected in “Equity in income (loss) of unconsolidated joint ventures” in the accompanying consolidated statements of operations and other comprehensive loss.

The assets of the Captive are restricted to the settlement of liabilities of the Captive. Similarly, creditors of the Captive do not have recourse to the Company. Below is a summary of the assets and liabilities of the Captive as of December 31, 2009:

December 31, 2009
Cash and cash equivalents	$10,000
Other assets, net	5,256
Accounts payable and accrued expenses	(34)
Other liabilities	(8,320)

On November 29, 2009, the Company formed IW JV 2009, LLC (IW JV), a wholly-owned subsidiary, and transferred a portfolio of 55 investment properties and the entities which owned them into it. Subsequently, in connection with a $625,000 debt refinancing transaction, which consisted of $500,000 of mortgages payable and $125,000 of notes payable, on December 1, 2009, the Company raised additional capital of $50,000 from a related party, Inland Equity Investors, LLC (Inland Equity) in exchange for a 23% noncontrolling interest in IW JV. IW JV, which is controlled by the Company, and therefore consolidated, will continue to be managed and operated by the Company. Inland Equity is owned by certain individuals, including Daniel L. Goodwin, who beneficially owns more than 5% of the common stock of the Company, and Robert D. Parks, who was the Chairman of the Board of the Company until October 12, 2010 and is the Chairman of the Board of certain affiliates of The Inland Group, Inc. The independent directors committee reviewed and recommended approval of this transaction to the Company’s board of directors.

Noncontrolling interests are adjusted for additional contributions by noncontrolling interest holders and distributions to noncontrolling interest holders, as well as the noncontrolling interest holders’ share of the net income or losses of each respective entity.

(2) Summary of Significant Accounting Policies

Investment Properties: Investment properties are recorded at cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Expenditures for significant betterments and improvements are capitalized.

The Company allocates the purchase price of each acquired investment property between the estimated fair values of land, building and improvements, acquired above market and below market lease intangibles, in-place lease value, any assumed financing that is determined to be above or below market, the value of customer relationships, if any, and goodwill if determined to meet the definition of a business under the guidance. The allocation of the purchase price is an area that requires judgment and significant estimates. Beginning in 2009, transaction costs associated with any acquisitions are expensed as incurred. In some circumstances, the Company engages independent real estate appraisal firms to provide market information and evaluations that help support the Company’s purchase price allocations; however, the Company is ultimately responsible for the purchase price allocations. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms at the time of acquisition for similar investment properties. The Company allocates a portion of the purchase price to the estimated, acquired in-place lease value based on estimated lease execution costs for similar leases, as well as, lost rental payments during an assumed lease-up period when calculating as-if-vacant fair values. The Company considers various factors, including geographic location and size of the leased space. The Company also evaluates each significant acquired lease based upon current market rates at the acquisition date and considers various factors, including geographical location, size and location of the leased space within the investment property, tenant profile, and the credit risk of the tenant in determining whether the acquired lease is above or below market. If an acquired lease is determined to be above or below market, the Company allocates a portion of the purchase price to such above or below market leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. For below market leases with fixed rate renewals, renewal periods are included in the calculation of below market lease values. Renewal periods are excluded for amortization periods on above market lease intangibles. The determination of the discount rate used in the present value calculation is based upon a risk adjusted rate. This discount rate is a significant factor in determining the market valuation which requires the Company’s evaluation of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

The portion of the purchase price allocated to acquired in-place lease intangibles is amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $42,273, $46,346 and $50,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value is amortized on a straight-line basis over the life of the related lease as an adjustment to rental income and over the respective renewal period for below market leases with fixed rate renewals. Renewal periods are excluded for amortization periods on above market lease intangibles. Amortization pertaining to the above market lease value of $5,654, $6,307 and $7,156 for the years ended December 31, 2010, 2009 and 2008, respectively, was applied as a reduction to rental income. Amortization pertaining to the below market lease value $7,623, $8,647 and $9,660 for the years ended December 31, 2010, 2009 and 2008, respectively, was applied as an increase to rental income.

The following table presents the amortization during the next five years and thereafter related to the acquired in-place lease value and acquired above and below market lease intangibles for properties owned at December 31, 2010:

	2011	2012	2013	2014	2015	Thereafter
Amortization of:
Acquired above market lease intangibles	$(4,871)	$(3,625)	$(3,180)	$(2,619)	$(2,122)	$(6,434)
Acquired below market lease intangibles	6,664	6,085	5,761	5,381	4,934	63,274

Net rental income increase	$1,793	$2,460	$2,581	$2,762	$2,812	$56,840

Acquired in-place lease value	$39,711	$37,447	$33,992	$24,776	$16,590	$54,672

Depreciation expense is computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 30 years for buildings and associated improvements and 15 years for site improvements and most other capital improvements. Tenant improvements and leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense.

Impairment: The Company’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, the property’s low occupancy rate, difficulty in leasing space and financially troubled tenants. Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.

If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which requires the Company to make difficult, complex or subjective judgments. Such assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures, holding period, capitalization rates and sales value. An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.

The Company’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered.

To the extent impairment has occurred, the excess of the carrying value of the asset over its estimated fair value is recorded as a provision for impairment of investment properties or investments in unconsolidated joint ventures.

Below is a summary of impairment losses for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,
	2010	2009		2008
Impairment of consolidated properties	$23,057	$64,700		$80,000
Impairment of investment in unconsolidated joint ventures	$—	$9,062	(a)	$9,028	(b)

(a)	Included in “Equity in (loss) income of unconsolidated joint ventures” in the accompanying consolidated statements of operations and other comprehensive loss.
(b)	$3,504 included in “Equity in (loss) income of unconsolidated joint ventures” and $5,524 included in “Impairment of investment in unconsolidated entity” in the accompanying consolidated statements of operations and other comprehensive loss.

Impairment of consolidated investment properties is included in “Provision for impairment of investment properties” on the accompanying consolidated statements of operations and other comprehensive loss, except for $8,627, $10,800, and $28,400 which is included in discontinued operations in 2010, 2009, and 2008, respectively. The Company’s assessment of impairment at December 31, 2010 was based on the most current information available to the Company. If the conditions mentioned above deteriorate further or if the Company’s plans regarding the Company’s assets change, subsequent tests for impairment could result in additional impairment charges in the future. The Company can provide no assurance that material impairment charges with respect to the Company’s investment properties and investments in unconsolidated joint ventures will not occur in 2011 or future periods. In light of the downturn in the general economy and the resulting effect upon real estate market conditions, certain of the Company’s properties may have fair values less than their carrying amounts. However, based on the Company’s plans with respect to those properties, the Company believes that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken. Accordingly, the Company will continue to monitor circumstances and events in future periods to determine whether additional impairments are warranted.

Development Projects: The Company capitalizes costs incurred during the development period such as construction, insurance, architectural, legal, interest and other financing costs, and real estate taxes. At such time as the development is considered substantially complete, those costs included in developments in progress are reclassified to land and building and other improvements. Development payables of $499 and $485 at December 31, 2010 and 2009, respectively, consist of costs incurred and not yet paid pertaining to these development projects and are included in “Accounts payable and accrued expenses” on the accompanying consolidated balance sheets. During the years ended December 31, 2010, 2009 and 2008, the Company capitalized interest cost of $286, $1,194 and $7,485, respectively.

Loss on Lease Terminations: In situations in which a lease or leases associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful lives of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above and below market lease intangibles, in-place lease intangibles, and leasing commissions). Based upon consideration of the facts and circumstances of the termination, the Company may write-off the depreciation and amortization associated with the applicable asset group. If the Company concludes that a write-off of the asset group is appropriate, such charges are reported in the consolidated statements of operations and other comprehensive loss as “Loss on lease terminations.” The Company recorded loss on lease terminations of $13,826, $13,735 and $67,092 (including $2,444 reflected as discontinued operations) for the years ended December 31, 2010, 2009 and 2008, respectively.

Investment Properties Held For Sale: In determining whether to classify an investment property as held for sale, the Company considers whether: (i) management has committed to a plan to sell the investment property; (ii) the investment property is available for immediate sale in its present condition; (iii) the Company has initiated a program to locate a buyer; (iv) the Company believes that the sale of the investment property is probable; (v) the Company has received a significant non-refundable deposit for the purchase of the investment property; (vi) the Company is actively marketing the investment property for sale at a price that is reasonable in relation to its current value, and (vii) actions required for the Company to complete the plan indicate that it is unlikely that any significant changes will be made.

If all of the above criteria are met, the Company classifies the investment property as held for sale. When these criteria are met, the Company suspends depreciation (including depreciation for tenant improvements and building improvements) and amortization of acquired in-place lease value and customer relationship values. The assets and liabilities associated with those investment properties that are held for sale are classified separately on the consolidated balance sheets for the most recent reporting period. Additionally, if the operations and cash flows of the property have been eliminated from ongoing operations and the Company does not have significant continuing involvement in the operations of the property, then the operations for the periods presented are classified on the consolidated statements of operations and other comprehensive loss as discontinued operations for all periods presented. There were no properties classified as held for sale at December 31, 2010 and there was one single-user property classified as held for sale at December 31, 2009. Refer to Note 3 for more information.

Partially-Owned Entities: If the Company determines that it is an owner in a VIE and it holds a controlling financial interest, then it will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, the Company analyzes rights held by each partner to determine which would be the consolidating party. The Company generally consolidates entities (in the absence of other factors when determining control) when it has over a 50% ownership interest in the entity. The Company assesses its interests in variable interest entities on an ongoing basis to determine whether or not it is a primary beneficiary. However, it also evaluates who controls the entity even in circumstances in which it has greater than a 50% ownership interest. If the Company does not control the entity due to the lack of decision-making abilities, it will not consolidate the entity.

Cash and Cash Equivalents: The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at various financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (FDIC) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Marketable Securities: Investments in marketable securities are classified as “available-for-sale” and accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Declines in the value of these investments in marketable securities that the Company determines are other-than-temporary are recorded as recognized loss on marketable securities on the consolidated statements of operations and other comprehensive loss.

To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things. Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee. All available information is considered in making this determination with no one factor being determinative.

Allowance for Doubtful Accounts: The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under their lease agreements. The Company also maintains an allowance for receivables arising from the straight-lining of rents. These receivables arise from revenue recognized in excess of amounts currently due under the lease agreements. As stated previously, this also includes allowances for notes receivable. Management exercises judgment in establishing these allowances on a tenant-specific basis and considers payment history and current credit status in developing these estimates.

Restricted Cash and Escrows: Restricted cash and escrows include funds received by third party escrow agents from sellers pertaining to master lease agreements. The Company records the third party escrow funds as both an asset and a corresponding liability, until certain leasing conditions are met. Restricted cash and escrows also consist of lenders’ escrows and funds restricted through other lender agreements and are included as a component of “Other assets” in the accompanying consolidated balance sheets.

Derivative Instruments and Hedging Activities: The Company adopted accounting guidance as of January 1, 2009 which amends and expands the disclosure requirements related to derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. The guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative instruments.

All derivatives are recorded on the consolidated balance sheets at their fair values within “Other assets” or “Other liabilities.” On the date that the Company enters into a derivative, it may designate the derivative as a hedge against the variability of cash flows that are to be paid in connection with a recognized liability. Subsequent changes in the fair value of a derivative designated as a cash flow hedge that is determined to be highly effective are recorded in “Accumulated other comprehensive income (loss),” until earnings are affected by the variability of cash flows of the hedged transactions. Any hedge ineffectiveness or changes in fair value for any derivative not designated as a hedge is reported in “Other expense” on the consolidated statements of operations and other comprehensive loss. The Company uses derivatives to manage differences in the amount, timing and duration of the Company’s known or expected cash payments principally related to certain of the Company’s borrowings. The Company does not use derivatives for trading or speculative purposes.

Conditional Asset Retirement Obligations: The Company evaluates the potential impact of conditional asset retirement obligations on its consolidated financial statements. The term conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Thus, the timing and/or method of settlement may be conditional on a future event. Based upon the Company’s evaluation, the accrual of a liability for asset retirement obligations was not warranted as of December 31, 2010 and 2009.

Revenue Recognition: The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduce revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or the Company retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease;

•	who constructs or directs the construction of the improvements, and

•	whether the tenant or the Company is obligated to fund cost overruns.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, the Company considers all of the above factors. No one factor, however, necessarily establishes its determination.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and is included as a component of “Accounts and notes receivable” in the accompanying consolidated balance sheets.

Reimbursements from tenants for recoverable real estate taxes and operating expenses are accrued as revenue in the period the applicable expenditures are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period.

The Company records lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and collectability is reasonably assured. Upon early lease termination, the Company provides for losses related to recognized tenant specific intangibles and other assets or adjusts the remaining useful life of the assets if determined to be appropriate, in accordance with its policy related to loss on lease terminations.

The Company’s policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. The Company earned percentage rental income of $6,269, $6,169 and $6,422 for the years ended December 31, 2010, 2009 and 2008, respectively.

In conjunction with certain acquisitions, the Company receives payments under master lease agreements pertaining to certain non-revenue producing spaces either at the time of, or subsequent to, the purchase of these properties. Upon receipt of the payments, the receipts are recorded as a reduction in the purchase price of the related properties rather than as rental income. These master leases were established at the time of purchase in order to mitigate the potential negative effects of loss of rent and expense reimbursements. Master lease payments are received through a draw of funds escrowed at the time of purchase and generally cover a period from three months to three years. These funds may be released to either the Company or the seller when certain leasing conditions are met. The Company received $789, $1,231 and $3,067 of these payments during the years ended December 31, 2010, 2009 and 2008, respectively.

Profits from sales of real estate are not recognized under the full accrual method by the Company unless a sale is consummated; the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; the Company’s receivable, if applicable, is not subject to future subordination; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property. During the year ended December 31, 2010, the Company sold eight investment properties. Refer to Note 3 for further information. Eight investment properties were sold during the year ended December 31, 2009.

Rental Expense: Rental expense associated with land and office space that the Company leases under non-cancellable operating leases is recorded on a straight-line basis over the term of each lease. The difference between rental expenses incurred on a straight-line basis and rent payments due under the provisions of the lease agreement is recorded as a deferred liability and is included as a component of “Other liabilities” in the accompanying consolidated balance sheets. See Note 7 for additional information pertaining to these leases.

Loan Fees: Loan fees are generally amortized, using the effective interest method (or other methods which approximate the effective interest method), over the life of the related loans as a component of interest expense. Debt prepayment penalties and certain fees associated with exchanges or modifications of debt are expensed as incurred as a component of interest expense.

Segment Reporting: The Company assesses and measures operating results of its properties based on net property operations. The Company internally evaluates the operating performance of its portfolio of properties and does not differentiate properties by geography, size or type. Each of the Company’s investment properties is considered a separate operating segment, as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, the Company’s properties are aggregated into one reportable segment as the Company evaluates the aggregate performance of the properties.

Recent Accounting Pronouncements

Effective January 1, 2009, companies that decrease their ownership in a subsidiary that involves in-substance real estate should account for the transaction under the guidance for sales of real estate. The transfer of the Company’s 23% interest in IW JV to Inland Equity for $50,000 was accounted for as a financing transaction and is reflected in “Co-venture obligation” on the consolidated balance sheets.

Effective January 1, 2010, companies that issue a portion of their distributions to shareholders in stock should account for the stock portion that allows the shareholder to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate as a share issuance, which is to be reflected in earnings per share prospectively. This guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2010, the analysis for identifying the primary beneficiary of a VIE has been simplified by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The analysis requires the primary beneficiary of a VIE to be identified as the party that both (a) has the power to direct the activities of a VIE that most significantly impact its economic performance and (b) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. Although the amendment significantly affects the overall consolidation analysis under previously issued guidance, the adoption on January 1, 2010 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2010, companies are required to separately disclose the amounts of significant transfers of assets and liabilities into and out of Level 1, Level 2 and Level 3 of the fair value hierarchy and the reasons for those transfers. Companies must also develop and disclose their policy for determining when transfers between levels are recognized. In addition, companies are required to provide fair value disclosures for each class rather than each major category of assets and liabilities. For fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3), companies are required to disclose the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. This guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, companies will be required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The Company does not expect this will have a material effect on its consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination will be required to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If the Company enters into a business combination, it will comply with the disclosure requirements of this guidance.

(3) Discontinued Operations and Investment Properties Held for Sale

The Company employs a business model, which utilizes asset management as a key component of monitoring its investment properties, to ensure that each property continues to meet expected investment returns and standards. This strategy incorporates the sale of non-core assets that no longer meet the Company’s criteria.

The Company sold eight properties during the year ended December 31, 2010, as summarized below:

Date	Square Footage	Property Type	Location	Sales Price	Net Sales Proceeds/ (Cash Outflow)	Gain/ (Loss)	Debt Extinguished
March 15, 2010	79,200	Single-user office	San Antonio, Texas	$10,850	$3,501	$52	$7,060	(a)
April 12, 2010	100,400	Medical center(b)	Cupertino, California	44,000	11,017	381	32,670	(a)
April 26, 2010	41,300	Single-user retail	Naperville, Illinois	4,775	(27)	875	4,964	(c)
May 28, 2010	48,800	Single-user retail	Hinsdale, Illinois	11,610	3,923	—	7,469	(a)
June 30, 2010	88,300	Single-user retail	Kansas City, Missouri	8,950	2	749	8,758	(a)
November 10, 2010	78,700	Single-user retail	San Diego, California	13,200	772	1,631	7,900	(a)
November 10, 2010	75,200	Single-user retail	Escondido, California	11,250	1,957	277	6,700	(a)
December 30, 2010	382,600	Single-user office	Richmond, Virginia	—	(121)	19,841	31,270	(d)

	894,500			$104,635	$21,024	$23,806	$106,791

(a)	The debt was repaid in conjunction with the sale.
(b)	This property qualified for held for sale accounting treatment during the fourth quarter 2009, at which time depreciation and amortization ceased since it met all of the Company’s held for sale criteria. As such, the assets and liabilities are separately classified as held for sale on the consolidated balance sheet as of December 31, 2009 and the operations for all periods presented are classified as discontinued operations on the consolidated statements of operations and other comprehensive loss.
(c)	Of the total amount of debt extinguished, $4,478 was repaid in conjunction with the sale and $486 was forgiven.
(d)	Property was transferred to the lender through a deed in lieu of foreclosure transaction.

In addition, as part of its overall liquidity strategy, the Company continues to enter into joint ventures, such as the RioCan joint venture where the Company retained a 20% interest. The Company partially sold eight properties during the year ended December 31, 2010 to the RioCan joint venture (an unconsolidated joint venture further discussed in Note 11) which, due to the Company’s 20% ownership in the joint venture, do not qualify for discontinued operations accounting treatment, as summarized below:

Date	Square Footage	Property Type	Location	Sales Price (at 100%)	Net Sales Proceeds	Gain/ (Loss)	Debt Extinguished (at 100%)
September 30, 2010	116,400	Multi-tenant retail	Cypress, Texas	$14,818	$3,420	$686	$9,847	(a)
September 30, 2010	87,900	Multi-tenant retail	Houston, Texas	15,738	4,339	(180)	10,159	(a)
September 30, 2010	148,100	Multi-tenant retail	Houston, Texas	16,581	5,608	958	9,321	(a)
October 15, 2010	91,400	Multi-tenant retail	Coppell, Texas	11,639	1,146	(2,061)	10,050	(a)
October 15, 2010	96,400	Multi-tenant retail	Southlake, Texas	12,258	2,530	(489)	8,975	(a)(c)
October 22, 2010	60,500	Multi-tenant retail	Sugarland, Texas	11,250	8,923	207	—	(b)
November 1, 2010	266,800	Multi-tenant retail	Austin, Texas	21,769	7,192	(1,064)	12,663	(a)
December 16, 2010	92,300	Multi-tenant retail	Grand Prairie, Texas	15,311	5,800	1,667	8,449	(a)
December 30, 2010	186,400	Multi-tenant retail	Sugarland, Texas	40,554	9,658	(109)	28,424	(b)

	1,146,200			$159,918	$48,616	$(385)	$97,888

(a)	The debt was assumed by the RioCan joint venture in conjunction with the acquisition.
(b)	This is a single property that was sold in two phases. The debt was held under the first phase which was contributed on December 30, 2010 and was assumed by the RioCan joint venture in conjunction with the acquisition.
(c)	Includes $476 of earnout proceeds received subsequent to the closing date

During 2009, the Company sold eight properties which resulted in net sales proceeds of $123,944 and gain on sales of $26,383. No properties were sold during 2008.

During the three months ended March 31, 2011, the Company sold one property in Arkansas and one in Kentucky. The operating results of these two properties, each of which qualifies as discontinued operations and neither of which was held for sale at December 31, 2010, have been reclassified and reported as discontinued operations in the consolidated statements of operations and other comprehensive loss. Included in the consolidated balance sheets at December 31, 2010 were $19,195 of property, $4,065 of accumulated depreciation and $6,251 of liabilities related to these two properties. Revenues for these two properties totaled $1,684, $1,687, and $1,685 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company does not allocate general corporate interest expense to discontinued operations. The results of operations for the years ended December 31, 2010, 2009 and 2008 for the investment properties that are accounted for as discontinued operations, including those subsequently disposed of in the three months ended March 31, 2011, are presented in the table below:

	Years Ended December 31,
	2010	2009	2008
Revenues:
Rental income	$3,723	$23,984	$42,551
Tenant recovery income	(70)	3,334	7,411
Other property income	29	719	110

Total revenues	3,682	28,037	50,072

Expenses:
Property operating expenses	2,221	2,736	6,355
Real estate taxes	551	2,671	3,317
Depreciation and amortization	2,000	10,451	18,039
Provision for impairment of investment properties	8,627	10,800	28,400
Loss on lease terminations	—	—	2,444
Interest expense	4,302	10,754	15,772
Other expense	5	7	—

Total expenses	17,706	37,419	74,327

Operating loss from discontinued operations	$(14,024)	$(9,382)	$(24,255)

No properties were classified as held for sale as of December 31, 2010. The following assets and liabilities relate to the one investment property that was classified as held for sale as of December 31, 2009:

December 31, 2009
Assets
Land, building and other improvements	$41,689
Accumulated depreciation	(112)

41,577
Other assets	4,858

Total assets associated with investment property held for sale	$46,435

Liabilities
Mortgage payable	$32,670
Other liabilities	2,125

Total liabilities associated with investment property held for sale	$34,795

(4) Transactions with Related Parties

The Inland Group, Inc., or the Inland Group, and its affiliates are related parties because of the Company’s relationships with Daniel L. Goodwin, Robert D. Parks and Brenda G. Gujral, each of whom are significant shareholders and/or principals of the Inland Group or hold directorships and are executive officers of affiliates of the Inland Group. Specifically, Mr. Goodwin is the Chairman, chief executive officer and a significant shareholder of the Inland Group. Mr. Parks is a principal and significant shareholder of the Inland Group. Messrs. Goodwin and Parks and Ms. Gujral hold a variety of positions as directors and executive officers of Inland Group affiliates. With respect to the Company, Mr. Goodwin is a beneficial owner of more than 5% of the Company’s common stock, Mr. Parks was a director and Chairman of the Company’s board of directors until October 12, 2010 and Ms. Gujral is currently one of the Company’s directors and has held this directorship since 2003. Therefore, due to these relationships, transactions involving the Inland Group and/or its affiliates are set forth below.

	For the Years Ended December 31,			Unpaid Amounts as of December 31,
Fee Category	2010	2009	2008	2010	2009
Investment advisor(a)(i)	$272	$67	$1,390	$22	$20
Loan servicing(b)(j)	282	372	405	—	—
Mortgage financing(c)(j)	88	—	1,330	—	—
Transition property due diligence services(d)(k)	—	—	19	—	—
Institutional investor relationship services(e)(j)	18	34	10	—	—
Legal(f)(j)	343	551	500	100	123
Other service agreements(g)(j)	2,637	3,027	2,814	248	194
Office rent and related costs(h)	949	1,162	771	155	175

Total	$4,589	$5,213	$7,239	$525	$512

(a)	An Inland affiliate, who is a registered investment advisor, provides investment advisory services to the Company related to the Company’s securities investment account for a fee (paid monthly) of up to one percent per annum based upon the aggregate fair value of the Company’s assets invested. Subject to the Company’s approval and the investment guidelines it provides to them, the Inland affiliate has discretionary authority with respect to the investment and reinvestment and sale (including by tender) of all securities held in that account. The Inland affiliate has also been granted power to vote all investments held in the account. Effective for the period from November 1, 2008 through September 30, 2009, the investment advisor agreed to waive all fees due at the request of the Company. Fees were incurred again beginning on October 1, 2009.
(b)	An Inland affiliate provides loan servicing for the Company for a monthly fee based upon the number of loans being serviced.
(c)	An Inland affiliate facilitates the mortgage financing the Company obtains on some of its properties. The Company pays the Inland affiliate 0.2% of the principal amount of each loan obtained on the Company’s behalf. Such costs are capitalized as loan fees and amortized over the respective loan term as a component of interest expense.
(d)	The Company has a transition property due diligence services agreement with an Inland affiliate. In connection with the Company’s acquisition of new properties, the Inland affiliate will give the Company a first right as to all retail, mixed use and single-user properties and, if requested, provide various services including services to negotiate property acquisition transactions on the Company’s behalf and prepare suitability, due diligence, and preliminary and final pro forma analyses of properties proposed to be acquired. The Company will pay all reasonable third-party out-of-pocket costs incurred by this entity in providing such services; pay an overhead cost reimbursement of $12 per transaction, and, to the extent these services are requested, pay a cost of $7 for due diligence expenses and a cost of $25 for negotiation expenses per transaction.
(e)	The Company has an institutional investor relationships services agreement with an Inland affiliate. Under the terms of the agreement, the Inland affiliate will attempt to secure institutional investor commitments in exchange for advisory and client fees and reimbursement of project expenses.

(f)	An Inland affiliate has a legal services agreement with the Company, where that Inland affiliate will provide the Company with certain legal services in connection with the Company’s real estate business. The Company will pay the Inland affiliate for legal services rendered under the agreement on the basis of actual time billed by attorneys and paralegals at the Inland affiliate’s hourly billing rate then in effect. The billing rate is subject to change on an annual basis, provided, however, that the billing rates charged by the Inland affiliate will not be greater than the billing rates charged to any other client and will not be greater than 90% of the billing rate of attorneys of similar experience and position employed by nationally recognized law firms located in Chicago, Illinois performing similar services.
(g)	The Company has service agreements with certain Inland affiliates, including office and facilities management services, insurance and risk management services, computer services, personnel services, property tax services and communications services. Generally, these agreements provide that the Company obtain certain services from the Inland affiliates through the reimbursement of a portion of their general and administrative costs. The services are to be provided on a non-exclusive basis in that the Company shall be permitted to employ other parties to perform any one or more of the services and that the applicable counterparty shall be permitted to perform any one or more of the services to other parties.
(h)	The Company subleases its office space from an Inland affiliate. The lease calls for annual base rent of $496 and additional rent in any calendar year of its proportionate share of taxes and common area maintenance costs. Additionally, the Inland affiliate paid certain tenant improvements under the lease in the amount of $395 and such improvements are being repaid by the Company over a period of five years. The sublease calls for an initial term of five years which expires in November 2012, with one option to extend for an additional five years.
(i)	The agreement is non-exclusive as to both parties and is cancellable by providing not less than 30 days prior written notice and specification of the effective date of said termination.
(j)	The agreement is non-exclusive as to both parties and is cancellable by providing not less than 180 days prior written notice and specification of the effective date of said termination.
(k)	The agreement is non-exclusive as to both parties and is cancellable by providing not less than 60 days prior written notice and specification of the effective date of said termination.

On April 30, 2009, the Company sold two single-user office buildings to IARETI with an aggregate sales price of $99,000, which resulted in net sales proceeds of $34,572 and a gain on sale of $7,010. The properties were located in Salt Lake City, Utah and Greensboro, North Carolina with approximately 395,800 square feet and 389,400 square feet, respectively. The sale resulted in the assumption of debt in the amount of $63,189 by IARETI. The special committee, consisting of independent directors, reviewed and recommended approval of these transactions to the Company’s board of directors.

On June 24, 2009, the Company sold an approximately 185,200 square foot single-user office building located in Canton, Massachusetts, to IARETI with a sales price of $62,632, which resulted in net sales proceeds of $17,991 and a gain on sale of $2,337. The sale resulted in the assumption of debt in the amount of $44,500 by IARETI. The special committee, consisting of independent directors, reviewed and recommended approval of this transaction to the Company’s board of directors.

On December 1, 2009, the Company raised additional capital of $50,000 from a related party, Inland Equity, in exchange for a 23% noncontrolling interest in IW JV. Refer to Notes 1 and 10 for additional information. The independent directors committee reviewed and recommended approval of this transaction to the Company’s board of directors.

(5) Marketable Securities

The following tables summarize the Company’s investment in marketable securities:

	Common Stock	Preferred Stock		Total Available-for-Sale Securities
As of December 31, 2010:
Fair value	$15,117	$19,113		$34,230
Amortized cost basis	$28,997	$38,592		$67,589
Total other-than-temporary impairment recognized	$23,889	$31,576		$55,465

Adjusted cost basis	$5,108	$7,016		$12,124
Net gains in accumulated other comprehensive income (OCI)	$10,009	$12,097		$22,106
As of December 31, 2009:
Fair value	$9,388	$19,729		$29,117
Amortized cost basis	$25,735	$57,995		$83,730
Total other-than-temporary impairment recognized	$20,868	$46,116		$66,984

Adjusted cost basis	$4,867	$11,879		$16,746
Net gains in accumulated OCI	$4,521	$7,911		$12,432
Net losses in accumulated OCI	—	$61	(a)	$61

(a)	This amount represents the gross unrealized losses of one preferred stock security with a fair value of $3,163 as of December 31, 2009. This security had been in a continuous unrealized loss position for greater than 12 months as of December 31, 2009.

	For Years Ended December 31,
	2010	2009	2008
Net unrealized OCI gain (loss)	$13,742	$35,594	$(115,716)
Other-than-temporary impairment	$—	$24,831	$160,327
Net gain (loss) on sales of securities	$4,007	$42,870	$(561)

(6) Stock Option Plan

At the Company’s annual shareholders’ meeting held on October 14, 2008, the Company’s shareholders voted to approve the establishment of the Equity Compensation Plan, which, subject to certain conditions, authorizes (at the discretion of the board of directors) the issuance of stock options, restricted stock, stock appreciation rights and other similar awards to the Company’s employees in connection with compensation and incentive arrangements that may be established by the board of directors. At December 31, 2010, no awards under the Equity Compensation Plan have been granted.

During 2010, the Compensation Committee approved an executive bonus program pursuant to which our executives are eligible to receive bonuses payable in shares of restricted common stock. For each executive, a portion of his award, if any, will be based upon individual performance as determined by the Compensation Committee at its discretion and a portion, if any, will be based on certain corporate performance measures. An insignificant amount of expense was recorded during 2010 related to this bonus program. As of the date of this filing, the Compensation Committee had not yet met to finalize the 2010 awards, if any.

The Company’s Independent Director Stock Option Plan (Plan), as amended, provides, subject to certain conditions, for the grant to each independent director of options to acquire shares following their becoming a director and for the grant of additional options to acquire shares on the date of each annual shareholders’ meeting.

As of December 31, 2010 and 2009, options to purchase 140 and 105 shares, respectively, of common stock have been granted, of which options to purchase 1 share and none, respectively, have been exercised and none have expired.

The Company calculates the per share weighted average fair value of options granted on the date of the grant using the Black Scholes option pricing model utilizing certain assumptions regarding the expected dividend yield (1.87%), risk free interest rate (1.13%), expected life (five years) and expected volatility rate (35%). Compensation expense of $48, $24 and $8 related to these stock options was recorded during the years ended December 31, 2010, 2009 and 2008, respectively.

(7) Leases

Master Lease Agreements

In conjunction with certain acquisitions, the Company receives payments under master lease agreements pertaining to certain non-revenue producing spaces at the time of purchase for periods, generally ranging from three months to three years after the date of purchase or until the spaces are leased. As these payments are received, they are recorded as a reduction in the purchase price of the respective property rather than as rental income. The cumulative amount of such payments was $27,366, $26,577 and $25,346, as of December 31, 2010, 2009 and 2008, respectively.

Operating Leases

The majority of revenues from the Company’s properties consist of rents received under long-term operating leases. Some leases provide for the payment of fixed base rent paid monthly in advance, and for the reimbursement by tenants to the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees and certain building repairs paid by the landlord and recoverable under the terms of the lease. Under these leases, the landlord pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed based rent, as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included on the accompanying consolidated statements of operations and other comprehensive loss. Under net leases where all expenses are paid by the landlord, subject to reimbursement by the tenant, the expenses are included in “Property operating expenses” and reimbursements are included in “Tenant recovery income” on the accompanying consolidated statements of operations and other comprehensive loss.

In certain municipalities, the Company is required to remit sales taxes to governmental authorities based upon the rental income received from properties in those regions. These taxes may be reimbursed by the tenant to the Company depending upon the terms of the applicable tenant lease. As with other recoverable expenses, the presentation of the remittance and reimbursement of these taxes is on a gross basis whereby sales tax expenses are included in “Property operating expenses” and sales tax reimbursements are included in “Other property income” on the accompanying consolidated statements of operations and other comprehensive loss. Such taxes remitted to governmental authorities and reimbursed by tenants were $1,928, $2,015 and $2,199 for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum lease payments to be received under operating leases, excluding payments under master lease agreements and assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2011	473,772
2012	444,681
2013	409,597
2014	348,231
2015	284,634
Thereafter	1,305,747

Total	$3,266,662

The remaining lease terms range from one year to 71 years.

In certain properties where there are large tenants, other tenants may have co-tenancy provisions within their lease that provide a right of termination or reduced rent if certain large tenants or “shadow” tenants discontinue operations. The Company does not expect that such co-tenancy provisions will have a material impact on the future operating results.

The Company leases land under non-cancellable operating leases at certain of its properties expiring in various years from 2018 to 2105. The related ground lease rent expense is included in “Property operating expenses” on the accompanying consolidated statements of operations and other comprehensive loss. In addition, the Company leases office space for certain management offices from third parties and the Company subleases its corporate office space from an Inland affiliate. Office rent expense is included in “Property operating expenses” in the accompanying consolidated statements of operations and other comprehensive loss.

	Years Ended December 31,
	2010	2009	2008
Ground lease rent expense	$10,252	$10,074	$10,814
Office rent expense	$757	$810	$774

Minimum future rental payments to be paid under the ground leases and office leases are as follows:

Minimum Lease Payments
2011	6,244
2012	6,383
2013	6,467
2014	6,663
2015	6,676
Thereafter	547,849

Total	$580,282

(8) Mortgages and Notes Payable

The following table summarizes the Company’s mortgages and notes payable at December 31, 2010 and 2009:

	December 31,
	2010	2009
Fixed rate mortgages payable:
Mortgage loans(a)	$3,334,784	$3,718,038
Premium, net of accumulated amortization	17,534	—
Discounts, net of accumulated amortization	(2,502)	(3,011)

	3,349,816	$3,715,027

Variable rate mortgages payable:
Mortgage loans	17,389	17,503
Construction loans	86,768	96,095

	104,157	113,598

Mortgages payable	3,453,973	3,828,625
Notes payable	138,900	175,360
Margin payable	10,017	—

Mortgages and notes payable	$3,602,890	$4,003,985

(a)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

Mortgages Payable

Mortgages payable outstanding as of December 31, 2010 were $3,453,973 and had a weighted average interest rate of 5.99% at December 31, 2010. Of this amount, $3,349,816 had fixed rates ranging from 4.44% to 10.04% and a weighted average fixed rate of 6.04% at December 31, 2010. The weighted average interest rates for the fixed rate mortgages payable exclude the impact of the premium and discount amortization. The remaining $104,157 of outstanding indebtedness represented variable rate loans with a weighted average interest rate of 4.47% at December 31, 2010. Properties with a net carrying value of $5,170,029 at December 31, 2010 and related tenant leases are pledged as collateral for the mortgage loans. Development properties with a net carrying value of $62,704 at December 31, 2010 and related tenant leases are pledged as collateral for the construction loans. As of December 31, 2010, scheduled maturities for the Company’s outstanding mortgage indebtedness had various due dates through March 1, 2037.

During the year ended December 31, 2010, the Company obtained mortgages and notes payable proceeds of $737,890, made mortgages and notes payable repayments of $1,018,351 and received forgiveness of debt of $50,831. In addition, the RioCan joint venture assumed $97,888 of mortgages payable from the Company during 2010. As a result of accounting for a group of eight mortgage refinancings as a modification under GAAP during the second quarter of 2010, the portion of the debt forgiveness associated with one property was recorded as mortgage premium on the remaining seven mortgages payable and is being amortized over the remaining term of those loans using the effective interest method. The new mortgages payable that the Company entered into during the year ended December 31, 2010 have interest rates ranging from 2.48% to 8.00% and maturities up to ten years. The stated interest rates of the loans repaid during the year ended December 31, 2010 ranged from 1.65% to 6.75%. The Company also entered into modifications of existing loan agreements, which extended the maturities of $229,313 of mortgages payable up to December 2012.

Mortgages payable outstanding, excluding liabilities associated with the investment property held for sale, as of December 31, 2009 were $3,828,625 and had a weighted average interest rate of 5.57% at December 31, 2009. Of this amount, $3,715,027 had fixed rates ranging from 4.25% to 10.24% and a weighted average fixed rate of 5.63% at December 31, 2009. The remaining $113,598 of outstanding indebtedness represented variable rate loans with a weighted average interest rate of 3.56% at December 31, 2009. Properties with a net carrying value of $5,649,570 at December 31, 2009 and related tenant leases are pledged as collateral for the mortgage loans. Development properties with a net carrying value of $88,524 at December 31, 2009 and related tenant leases are pledged as collateral for the construction loans. As of December 31, 2009, scheduled maturities for the Company’s outstanding mortgage indebtedness had various due dates through March 1, 2037.

The majority of the Company’s mortgages payable require monthly payments of interest only, although it has become more common for lenders to require principal and interest payments, as well as reserves for real estate taxes, insurance and certain other costs. Although the loans obtained by the Company are generally non-recourse, occasionally, when it is deemed to be necessary, the Company may guarantee all or a portion of the debt on a full-recourse basis. As of December 31, 2010, the Company has guaranteed $55,053 of the outstanding mortgages payable with maturity dates up to August 1, 2014 (see Note 16). At times, the Company has borrowed funds financed as part of a cross-collateralized package, with cross-default provisions, in order to enhance the financial benefits. In those circumstances, one or more of the properties may secure the debt of another of the Company’s properties. Individual decisions regarding interest rates, loan-to-value, debt yield, fixed versus variable-rate financing, term and related matters are often based on the condition of the financial markets at the time the debt is issued, which may vary from time to time.

As of December 31, 2010, the Company had $123,198 of mortgages payable that had matured. During the second quarter of 2010, in order to prompt discussions with the lenders, the Company ceased making monthly debt service payments on two mortgage loans totaling $61,235. One of these two properties was transferred to the lender in December 2010 as deed in lieu of foreclosure and the Company received debt forgiveness of $31,270 and recorded a gain on sale in discontinued operations of $19,841. The remaining $29,965 has matured and is included in the $123,198 of total matured debt. The non-payment of this monthly debt service payment amounts to $1,432 annualized and does not result in noncompliance under any of the Company’s other mortgages payable and line of credit agreements. The Company has attempted to negotiate and has made offers to the lender to determine an appropriate course of action under the non-recourse loan agreement. No assurance can be provided that negotiations will result in a favorable outcome for the Company. The lender has asserted that certain events have occurred that trigger recourse to the Company. However, the Company believes that it has substantive defenses with respect to those claims.

As of December 31, 2010, in addition to the $123,198 that had matured, the Company had $517,513 of mortgages payable, excluding principal amortization, maturing in 2011. The following table sets forth the Company’s progress as of the date of this filing in addressing 2010 and 2011 maturities:

	Matured as of December 31, 2010	Maturing in 2011
Repaid or received debt forgiveness and added the underlying property as collateral to the senior secured credit facility	$65,902	$107,824
Refinanced	—	10,153
Other repayments	—	1,463

Total addressed subsequent to December 31, 2010	65,902	119,440
Expected to be repaid and the underlying property will be added as collateral to the senior secured credit facility in March 2011	21,715	81,809
Actively marketing to sell or refinance related properties or seeking extensions	35,581	316,264

	$123,198	$517,513

Some of the mortgage payable agreements include periodic reporting requirements and/or debt service coverage ratios which allow the lender to control property cash flow if the Company fails to meet such requirements. Management believes the Company was in compliance with such provisions at December 31, 2010.

Notes Payable

The following table summarizes the Company’s notes payable as of December 31, 2010 and 2009:

	December 31,
	2010	2009
IW JV Senior Mezzanine Note	$85,000	$85,000
IW JV Junior Mezzanine Note	40,000	40,000
Mezzanine Note	13,900	—
Note payable to MS Inland	—	50,000
Third Party Note	—	360

	$138,900	$175,360

Notes payable outstanding as of December 31, 2010 were $138,900 and had a weighted average interest rate of 12.62% at December 31, 2010. Of this amount, $125,000 represents notes payable proceeds from a third party lender related to the debt refinancing transaction for IW JV as discussed in Note 1. The notes have fixed interest rates ranging from 12.24% to 14.00%, mature on December 1, 2019 and are secured by 100% of the Company’s equity interest in the entity owning the IW JV investment properties.

During the year ended December 31, 2010, the Company borrowed $13,900 from a third party in the form of a mezzanine note and used the proceeds as a partial paydown of the mortgage payable, as required by the lender. The mezzanine note bears interest at 11.00% and matures in three years. In addition, the Company made notes payable repayments of $50,319, of which $50,000 represented a note payable to MS Inland, an unconsolidated joint venture, that bore interest at 4.80% and $319 related to a $600 note, net of amortization, with a third party that bore interest at 2.00% and matured on September 29, 2010. Subsequent to the payoff of the $50,000 MS Inland note, the Company received a distribution of $65,240 from MS Inland.

Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources, and duration of its debt funding and, to a limited extent, the use of derivative instruments.

Specifically, the Company has entered into derivative instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative instruments, described below, are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash payments principally related to certain of the Company’s borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The Company utilizes two interest rate swaps to hedge the variable cash flows associated with variable-rate debt. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in “Accumulated other comprehensive income” and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Due to the Company’s decision in June 2010 to voluntarily prepay a portion of its hedged debt, the Company’s variable-rate debt fell below the notional value on the interest rate swap hedging the aforementioned debt, causing the Company to be temporarily overhedged, but the interest rate swap continues to qualify as an effective hedge. On June 30, 2010, the Company unwound the portion of the swap notional that corresponded with the prepayment. In December 2010, the Company terminated a portion of its hedged debt and embedded the existing liability into a new swap which for accounting purposes is being considered an off-market hedging relationship. As a result, the Company expects ineffectiveness in future periods based upon the nature of the new hedging relationship and is reclassifying the accumulated other comprehensive income from the prior hedging relationship into earnings over time. During the year ended December 31, 2010, the Company recorded hedge ineffectiveness of $232 (loss). During the years ended December 31, 2009 and 2008, the Company recorded no hedge ineffectiveness.

Amounts reported in “Accumulated other comprehensive income” related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. Over the next year, the Company estimates that an additional $1,301 will be reclassified as an increase to interest expense. During the year ended December 31, 2010, the Company accelerated $117 (loss) from other comprehensive income into earnings as a result of the hedged forecasted transactions becoming probable not to occur. There were no such accelerations during the years ended December 31, 2009 and 2008.

As of December 31, 2010 and 2009, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives	Number of Instruments	Notional
Interest Rate Swap	2	$67,504

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2010 and 2009.

	Liability Derivatives
	December 31, 2010		December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:
Interest rate swaps	Other liabilities	$2,967	Other liabilities	$3,819

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of operations and other comprehensive loss for the years ended December 31, 2010 and 2009.

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing and Missed Forecasted Transactions)
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,
	2010	2009		2010	2009		2010	2009
Interest Rate Swaps	$(1,722)	$(1,398)	Interest Expense	$(2,970)	$(3,095)	Other Expense	$(350)	$—

Credit-risk-related Contingent Features

Derivative financial investments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with major creditworthy financial institutions. As part of the Company’s on-going control procedures, it monitors the credit ratings of counterparties and the exposure to any single entity, which minimizes credit risk concentration. The Company believes the likelihood of realized losses from counterparty non-performance is remote.

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on the related indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its corresponding derivative obligation.

The Company’s agreements with each of its derivative counterparties also contain a provision whereby if the Company consolidates with, merges with or into, or transfers all or substantially all its assets to another entity and the creditworthiness of the resulting, surviving, or transferee entity is materially weaker than the Company’s, the counterparty has the right to terminate the derivative obligations.

As of December 31, 2010, the fair value of derivatives in a liability position, which includes accrued interest of $68 but excludes any adjustment for nonperformance risk, which the Company has deemed immaterial, was $3,159. As of December 31, 2010, the Company has not posted any collateral related to these agreements. If the Company had breached any of these provisions at December 31, 2010, it could have been required to settle its obligations under the agreements at their termination value of $3,159.

Margin Payable

The Company purchases a portion of its securities through a margin account. As of December 31, 2010 and 2009, the Company had recorded a payable of $10,017 and none, respectively, for securities purchased on margin. This debt bears a variable interest rate of the London Interbank Offered Rate, or LIBOR, plus 35 basis points. At December 31, 2010, this rate was equal to 0.61%. Interest expense on this debt in the amount of $96, $252 and $3,443 is recognized within “Interest expense” in the accompanying consolidated statements of operations and other comprehensive loss for the years ended December 31, 2010, 2009 and 2008, respectively. This debt is due upon demand. The value of the Company’s marketable securities serves as collateral for this debt. During the year ended December 31, 2010, the Company borrowed $22,860 on its margin account and paid down $12,843.

Debt Maturities

The following table shows the scheduled maturities of mortgages payable, notes payable, margin payable and the line of credit as of December 31, 2010 and for the next five years and thereafter and does not reflect the impact of any 2011 debt activity:

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Maturing debt(a):
Fixed rate debt:
Mortgages payable(b)	$646,060	$411,493	$305,913	$219,832	$468,143	$1,283,343	$3,334,784	$3,364,801
Notes payable	—	—	13,900	—	—	125,000	138,900	149,067

Total fixed rate debt	$646,060	$411,493	$319,813	$219,832	$468,143	$1,408,343	$3,473,684	$3,513,868

Variable rate debt:
Mortgages payable	$15,987	$88,170	$—	$—	$—	$—	$104,157	$104,157
Line of Credit	154,347	—	—	—	—	—	154,347	154,347
Margin payable	10,017	—	—	—	—	—	10,017	10,017

Total variable rate debt	180,351	88,170	—	—	—	—	268,521	268,521

Total maturing debt	$826,411	$499,663	$319,813	$219,832	$468,143	$1,408,343	$3,742,205	$3,782,389

Weighted average interest rate on debt:
Fixed rate debt	5.43%	5.46%	5.55%	7.17%	5.78%	7.16%
Variable rate debt	5.16%	4.00%	—	—	—	—

Total	5.37%	5.20%	5.55%	7.17%	5.78%	7.16%

(a)	The debt maturity table does not include any premiums or discounts, of which $17,534 and $(2,502), net of accumulated amortization, respectively, is outstanding as of December 31, 2010.
(b)	Includes $67,504 of variable rate debt that was swapped to a fixed rate.

The maturity table excludes other financings and the co-venture obligation as described in Notes 1 and 10. The maturity table also excludes accelerated principal payments that may be required as a result of covenants or conditions included in certain loan agreements. In these cases, the total outstanding mortgage payable is included in the year corresponding to the loan maturity date. The maturity table includes $123,198 of mortgages payable that had matured as of December 31, 2010 in the 2011 column. See the mortgages payable section above for additional information on how the Company is addressing its 2011 mortgages payable maturities.

(9) Line of Credit

The Company had secured credit agreement with KeyBank National Association and other financial institutions for borrowings up to $200,000, subject to the collateral pool requirement described below. Based on the appraised value of the collateral pool, the Company’s ability to borrow was limited to $160,902 as of December 31, 2010. The credit agreement had an original maturity date of October 14, 2010, which was extended to October 14, 2011. The credit agreement requires compliance with certain covenants, such as, among other things, a leverage ratio, fixed charge coverage, minimum net worth requirements, distribution limitations and investment restrictions, as well as limitations on the Company’s ability to incur recourse indebtedness. The credit agreement also contains customary default provisions including the failure to timely pay debt service payable thereunder, the failure to comply with the Company’s financial and operating covenants, and the failure to pay when the consolidated indebtedness becomes due. In the event the lenders under the credit agreement declare a default, as defined in the credit agreement, this could result in an acceleration of any outstanding borrowings on the line of credit.

The terms of the credit agreement stipulate, as of December 31, 2010:

•	monthly interest-only payments on the outstanding balance at the rate equal to LIBOR (3% floor) plus 3.50%;

•	quarterly fees ranging from 0.35% to 0.50%, per annum, on the average daily undrawn funds;

•	pay down of the line from net proceeds of asset sales;

•	an assignment of corporate cash flow in the event of default;

•

the requirement for a comprehensive collateral pool (secured by mortgage interests in each asset) subject to certain covenants, including a maximum advance rate on the appraised value of the collateral pool of 60%, minimum requirements related to the value of the collateral pool and the number of properties included in the collateral pool, and debt service coverage, and

•

permissions for non-recourse cross-default up to $250,000 and permissions for loans that have matured under non-recourse indebtedness for up to 90 days subject to extension at discretion of the lenders.

On February 4, 2011, the Company amended and restated its credit agreement. The terms of the amendment stipulate:

•

an increase in the aggregate commitment from $200,000 to $585,000 at closing, consisting of a $435,000 senior secured revolving line of credit and a $150,000 secured term loan, and an accordion feature that allows the Company to increase the availability under the senior secured revolving line of credit to up to $500,000 in certain circumstances;

•

additions to the collateral pool secured by mortgage liens for an additional 16 properties, bringing the total collateral pool appraised valued to approximately $529,000 at closing ($565,000 as of the date of this filing);

•

the requirement for a comprehensive collateral pool (secured by mortgage interests in each asset) subject to certain covenants, including a reduction in the maximum advance rate on the appraised value of the collateral pool from 65% to 60% and requirements related to the value of the collateral pool, the number of properties included in the collateral pool, leverage and debt service coverage;

•	change in the LIBOR spread on advances to 2.75% to 4.00% from 3.50%, depending on leverage levels;

•	removal of the LIBOR floor of 3.00%;

•	an increase in the unused fees to 0.40% or 0.50% depending on the undrawn amount;

•	an increase in the amount of recourse cross-default permissions from none to $20,000;

•

a decrease in the amount of non-recourse cross-default permissions from $250,000 to $100,000, subject to certain carve-outs and allowances for maturity defaults under non-recourse indebtedness for up to 90 days subject to extension at discretion of the lenders, and

•	customary fees associated with the modification.

In exchange for these amendments, certain of the financial terms and covenants under the credit agreement have been modified, namely the leverage ratio and fixed charge coverage covenants, retroactive to December 31, 2010. The senior secured revolving line of credit and the secured term loan mature on February 3, 2013, subject to a one-year extension option. As of the date of this filing, the interest rate under the credit agreement is 4.31%. As of December 31, 2010, the Company was in compliance with all of the financial covenants under its credit agreement. The outstanding balance on the line of credit at December 31, 2010 and 2009 was $154,347 and $107,000, respectively.

(10) Co-venture Obligation

As discussed in Note 1, on December 1, 2009, the Company transferred a 23% noncontrolling interest in IW JV to a related party, Inland Equity, in exchange for $50,000.

The Company is the controlling member in IW JV. The organizational documents of IW JV contains provisions that require the entity to be liquidated through the sale of its assets upon reaching a future date as specified in the organizational document or through a call arrangement. As controlling member, the Company has an obligation to cause these property owning entities to distribute proceeds from liquidation to the noncontrolling interest partner only if the net proceeds received by each of the entities from the sale of assets warrant a distribution based on the agreements. In addition, at any time after 90 days from the date of Inland Equity’s contribution, the Company has the option to call Inland Equity’s interest in IW JV for an amount which is the greater of either: (a) fair market value of Inland Equity’s interest or (b) $50,000, plus an additional distribution of $5,000 and any unpaid preferred return or promote. Since the outside ownership interest in IW JV is subject to a call arrangement, the transaction does not qualify as a sale and is accounted for as a financing arrangement. Accordingly, IW JV is treated as a 100% owned subsidiary by the Company with the amount due to Inland Equity reflected as a financing in “Co-venture obligation” in the accompanying consolidated balance sheets.

If Inland Equity retains an ownership interest in IW JV through the liquidation of the joint venture, Inland Equity may be entitled to receive an additional distribution of $5,000, depending on the availability of proceeds at the time of liquidation.

Pursuant to the terms of the IW JV agreement, Inland Equity earns a preferred return of 6% annually, paid monthly and cumulative on any unpaid balance. Inland Equity earns an additional 5% annually, set aside monthly and paid quarterly, if the portfolio net income is above a target amount as specified in the agreement. Expense is recorded on such liability in the amount equal to the preferred return, incentive and other compensation due to Inland Equity as provided by the LLC agreement and is included in “Co-venture obligation expense” in the accompanying consolidated statements of operations and other comprehensive loss.

The Company anticipates exercising its call option prior to reaching the liquidation date. As a result, the Company is accreting the estimated additional amount it would be required to pay upon exercise of the call option over the anticipated exercise period of three years and, as such, has cumulatively accreted $1,264 through December 31, 2010.

(11) Investment in Unconsolidated Joint Ventures

The following table summarizes the Company’s investments in unconsolidated joint ventures:

	Location	Date of Investment	Date of Redemption	Ownership Interest December 31		Investment at December 31
Joint Venture				2010	2009	2010	2009
MS Inland	Various	04/27/2007	N/A	20.0%	20.0%	$9,884	$77,059
Hampton Retail Colorado	Denver, CO	08/31/2007	N/A	95.8%	95.5%	4,059	1,898
RioCan	Various	09/30/2010	N/A	20.0%	N/A	12,292	—
Oak Property and Casualty	Burlington, VT	10/01/2006	N/A	25.0%	25.0%	7,230	—

						$33,465	$78,957

The Company has the ability to exercise significant influence, but does not have the financial or operating control over these investments, and as a result the Company accounts for these investments using the equity method of accounting. Under the equity method of accounting, the net equity investment of the Company is reflected on the accompanying consolidated balance sheets and the accompanying consolidated statements of operations and other comprehensive loss includes the Company’s share of net income or loss from the unconsolidated joint venture. Distributions from these investments that are related to income from operations are included as operating activities and distributions that are related to capital transactions are included in investing activities in the Company’s consolidated statements of cash flows.

Effective April 27, 2007, the Company formed a strategic joint venture (MS Inland) with a large state pension fund (the “institutional investor”). Under the terms of the agreement, the profits and losses of MS Inland are split 80% and 20% between the institutional investor and the Company, respectively, except for the interest earned on the initial invested funds, of which the Company is allocated 95%. The Company’s share of profits in MS Inland was $1,339, $1,699 and $1,581, for the years ended December 31, 2010, 2009 and 2008, respectively. The Company received net cash distributions from MS Inland totaling $70,761, $4,176 and $4,910, for the years ended December 31, 2010, 2009 and 2008, respectively. The 2010 total of $70,761 included $65,240 consisting of both funds that were previously escrowed by MS Inland and the repayment by the Company of a $50,000 note payable to MS Inland.

The difference between the Company’s investment in MS Inland and the amount of the underlying equity in net assets of MS Inland is due to basis differences resulting from the Company’s contribution of property assets at their historical net book value versus the fair value of the contributed properties. Such differences are amortized over the depreciable lives of MS Inland’s property assets. The Company recorded $322, $326 and $320 of amortization related to this difference for each of the years ended December 31, 2010, 2009 and 2008, respectively.

MS Inland may acquire additional assets using leverage, consistent with its existing business plan, of approximately 50% of the original purchase price or current fair value, if higher. The Company is the managing member of MS Inland and earns fees for providing property management, acquisition and leasing services to MS Inland. The Company earned fees of $1,155, $1,193 and $1,209 during the years ended December 31, 2010, 2009 and 2008, respectively.

On August 28, 2007, the Company formed an unconsolidated joint venture, Hampton Retail Colorado (Hampton), which subsequently, through wholly-owned subsidiaries Hampton Owned Colorado (Hampton Owned) and Hampton Leased Colorado (Hampton Leased), acquired nine single-user retail properties and eight leasehold assets, respectively. The ownership percentages associated with Hampton at December 31, 2009 and 2008, are based upon the Company’s pro-rata share of capital contributions to date. Based upon the maximum capital contribution obligations outlined in the joint venture agreement, the Company’s ownership percentage could increase to 96.3%. The Company’s share of net income (loss) in Hampton was $819, $(13,282) and $(6,664) for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in “Equity in income (loss) of unconsolidated joint ventures” in the consolidated statements of operations and other comprehensive loss.

As of December 31, 2010, there were six properties remaining in the Hampton joint venture, all of which are included in Hampton Owned. The remaining properties have been disposed of primarily through sales and assignment. During the year ended December 31, 2010, Hampton Owned completed the sale of three single-user retail properties, aggregating 126,700 square feet for a combined sales price of $1,885. The aggregated sales resulted in the repayment of debt of $1,626, forgiveness of debt of $1,644, and total gains on sale of $210.

On May 20, 2010, the Company entered into definitive agreements to form a joint venture with RioCan Real Estate Investment Trust (RioCan), a REIT based in Canada. The initial RioCan joint venture investment included up to eight grocery and necessity-based-anchored shopping centers located in Texas. Under the terms of the agreements, RioCan contributed cash for an 80% interest in the venture and the Company contributed a 20% interest in the properties. The joint venture acquired an 80% interest in the properties from the Company in exchange for cash, each of which was accounted for as a partial sale of real estate. Each property closing occurred individually over time based on timing of lender consent or refinance of the related mortgages payable. The Company will earn property management, asset management and other customary fees on the joint venture. Certain of the properties contain earnout provisions which, if met, would result in additional sales proceeds to the

Company. As of December 31, 2010, the joint venture had acquired eight properties. These transactions do not qualify as discontinued operations in the Company’s consolidated statements of operations and other comprehensive loss as a result of the Company’s 20% ownership in the joint venture. The Company received net cash distributions from the RioCan joint venture totaling $200 for the year ended December 31, 2010.

The difference between the Company’s investment in the RioCan joint venture and the amount of the underlying equity in net assets of the joint venture is due to basis differences resulting from the Company’s contribution of property assets at their historical net book value versus the fair value of the contributed properties. Such differences are amortized over the depreciable lives of the RioCan joint venture’s property assets.

On December 1, 2010, it was determined that the Company was no longer the primary beneficiary of the Captive, or Oak Property & Casualty, an insurance association captive wholly-owned by the Company and three related parties, IREC, IARETI and IDRETI. As a result, the Company’s investment in the Captive has been and will continue to be reflected as an equity method investment beginning December 1, 2010. Refer to Note 1 for further information. The Company’s share of loss in the Captive was $45 for the one month period ended December 31, 2010.

The Company previously held an investment in an unconsolidated joint venture, San Gorgonio Village. During the year ended December 31, 2008, the Company determined that its investment in San Gorgonio Village was not recoverable as a result of construction cost overruns and uncertainty regarding the Company’s intentions to continue with the development project. As a result, a $5,524 impairment loss was recorded on the Company’s investment in this unconsolidated joint venture and is included in “Impairment of investment in unconsolidated entity” on the accompanying consolidated statements of operations and other comprehensive loss. On December 29, 2008, the Company withdrew from the joint venture and was released of any future liability resulting in a $5,524 total loss of the Company’s investment in unconsolidated joint venture.

The Company’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered. As a result, the carrying value of its investment in the unconsolidated joint ventures was determined to be fully recoverable as of December 31, 2010 and 2009.

(12) Earnings per Share

Basic earnings (loss) per share (EPS) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus shares issuable upon exercising options. As of December 31, 2010 and 2009, options to purchase 139 and 105 shares of common stock, respectively, at the weighted average exercise price of $8.68 and $9.30 per share, respectively, were outstanding. The Company is in a net loss position for the years ended December 31, 2010, 2009 and 2008; therefore, the options to purchase shares are not considered in diluted loss per share since their effect is anti-dilutive.

The following is a reconciliation between weighted average shares used in the basic and diluted EPS calculations, excluding amounts attributable to noncontrolling interests:

	Years Ended December 31,
	2010	2009	2008
Numerator:
Net loss from continuing operations	$(104,489)	$(132,410)	$(658,958)
(Income) loss from continuing operations attributable to noncontrolling interests	(1,136)	3,074	(514)

Loss from continuing operations attributable to Company shareholders	(105,625)	(129,336)	(659,472)
Income (loss) from discontinued operations	9,782	17,001	(24,255)

Net loss attributable to Company shareholders	$(95,843)	$(112,335)	$(683,727)

Denominator:
Denominator for loss per common share-basic:
Weighted average number of common shares outstanding	483,743	480,310	481,442
Effect of dilutive securities:
Stock options	— (a)	— (a)	— (a)

Denominator for loss per common share-diluted:
Weighted average number of common and common equivalent shares outstanding	483,743	480,310	481,442

(a)	Outstanding options to purchase shares of common stock, the effect of which would be anti-dilutive, were 139, 105 and 70 shares as of December 31, 2010, 2009 and 2008, respectively. These shares were not included in the computation of diluted earnings per share because a loss was reported or the option exercise price was greater than the average market price of the common shares for the respective periods.

(13) Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to the Company’s shareholders, determined without regard to the deduction for dividends paid and excluding net capital gains. The Company intends to continue to adhere to these requirements and to maintain its REIT status. As a REIT, the Company is entitled to a deduction for some or all of the distributions it pays to shareholders. Accordingly, the Company generally will not be subject to federal income taxes on the taxable income distributed to its shareholders. The Company is generally subject to federal income taxes on any taxable income that is not currently distributed to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes the Company pays. In addition, the Company’s consolidated financial statements include the operations of one wholly-owned subsidiary that has elected to be treated as a TRS that is not entitled to a dividends paid deduction and is subject to corporate federal, state and local income taxes. The Company recorded no income tax expense related to the TRS for the years ended December 31, 2010, 2009 and 2008, as a result of losses incurred during these periods.

In connection with the preparation for a potential listing of the Company’s common stock on the New York Stock Exchange, it was discovered that certain aspects of the operation of the Company’s DRP prior to May 2006 may have violated the prohibition against preferential dividends, which do not qualify for the dividends paid deduction. To avoid paying preferential dividends, the Company must treat every shareholder of a class of stock with respect to which the Company makes a distribution the same as every other shareholder of that class, and the Company must not treat any class of stock other than according to its dividend rights as a class.

On January 20, 2011, the Company filed a request for a closing agreement from the IRS whereby the IRS would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years for which the Company had positive taxable income, was sufficient for the Company to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process. If the IRS does not enter into a closing agreement, the Company could incur a tax related liability, representing a payment of corporate taxes due for past periods including interest and penalties for the open statutory tax years the Company would not have qualified as a REIT.

While there can be no assurance that the IRS will enter into a closing agreement with the Company, based upon the IRS entering into closing agreements with other REITs, the Company expects to obtain a closing agreement with the IRS for an estimated cost plus interest of approximately $62. The Company estimates the range of loss that is reasonably possible is from $62 if it obtains the closing agreement to approximately $155,000 if it does not obtain the closing agreement. The Company believes that it is probable that it will enter into a closing agreement with the IRS and as a result had recorded an expense of $62 during the year ended December 31, 2010.

As a REIT, the Company may also be subject to certain federal excise taxes if it engages in certain types of transactions. Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, future projected taxable income and tax planning strategies. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has considered various factors, including future reversals of existing taxable temporary differences, projected future taxable income and tax-planning strategies in making this assessment. The Company believes any deferred tax asset will not be realized in future periods and therefore, has recorded a valuation allowance for the entire balance, resulting in no effect on the consolidated financial statements.

The Company’s deferred tax assets and liabilities as of December 31, 2010 and 2009 were as follows:

	2010	2009
Deferred tax assets:
Impairment of assets	$2,874	$5,795
Capital loss carryforward	1,975	1,664
Net operating loss carryforward	4,047	4,114
Other	202	430

Gross deferred tax assets	9,098	12,003
Less: valuation allowance	(6,823)	(11,793)

Total deferred tax assets	2,275	210
Deferred tax liabilities
Other	(2,275)	(210)

Net deferred tax assets	$—	$—

The Company’s deferred tax assets and liabilities result from the activities of the TRS. As of December 31, 2010, the TRS had a federal net operating loss (NOL) of $11,051, which will be available to offset future taxable income. The TRS also had net capital losses (NCL) in excess of capital gains of $5,392 as of December 31, 2010, which can be carried forward to offset future capital gains. If not used, the NOL and NCL will begin to expire in 2027 and 2013, respectively.

Differences between net loss per the consolidated statements of operations and other comprehensive loss and the Company’s taxable income (loss) primarily relate to impairment charges recorded on investment properties, other-than-temporary impairment on the investments in marketable securities, the timing of revenue recognition, and investment property depreciation and amortization.

The following table reconciles the Company’s net loss to taxable income before the dividends paid deduction for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Net loss attributable to Company shareholders	$(95,843)	$(112,335)	$(683,727)
Book/tax differences	68,240	157,492	799,227
Adjust for negative taxable income	27,603	—	—

Taxable income subject to 90% dividend requirement	$—	$45,157	$115,500

The Company’s dividends paid deduction is summarized below:

	2010	2009	2008
Cash distributions paid	$83,385	$84,953	$309,198
Less: return of capital	(83,385)	(39,293)	(191,921)

Total dividends paid deduction attributable to adjusted taxable income	$—	$45,660	$117,277

A summary of the tax characterization of the distributions paid for the years ended December 31, 2010, 2009 and 2008 follows:

	2010	2009	2008
Ordinary income	$—	$0.10	$0.24
Return of capital	0.17	0.08	0.40

	$0.17	$0.18	$0.64

The Company records a benefit for uncertain income tax positions if the result of a tax position meets a “more likely than not” recognition threshold. As a result of this provision, liabilities of $237 are recorded as of December 31, 2010 and 2009. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2010. Returns for the calendar years 2007 through 2010 remain subject to examination by federal and various state tax jurisdictions.

(14) Provision for Impairment of Investment Properties

The Company identified certain indicators of impairment for certain of its properties, such as the property’s low occupancy rate, difficulty in leasing space, and financially troubled tenants. The Company performed a cash flow analysis and determined that the carrying values of certain of its properties exceeded the respective undiscounted cash flows based upon the estimated holding period for the asset. Therefore, the Company has recorded impairment losses related to these properties consisting of the excess carrying value of the assets over their estimated fair values within the accompanying consolidated statements of operations and other comprehensive loss.

During the year ended December 31, 2010, the Company recorded investment property impairment charges as summarized below:

Location	Property Type	Impairment Date	Approximate Square Footage	Provision for Impairment of Investment Properties
Mesa, Arizona	Multi-tenant retail property	December 31, 2010	195,000	3,400
Coppell, Texas(a)	Multi-tenant retail property	September 30, 2010	91,000	$1,851
Southlake, Texas(a)	Multi-tenant retail property	September 30, 2010	96,000	1,322
Sugarland, Texas(a)	Multi-tenant retail property	June 30, 2010	61,000	1,576
University Heights, Ohio	Multi-tenant retail property	June 30, 2010	287,000	6,281

				14,430

Discontinued Operations:
Richmond, Virginia	Single-user retail property	June 30, 2010	383,000	7,806
Hinsdale, Illinois	Single-user retail property	May 28, 2010	49,000	821
				8,627

			Total	$23,057

Estimated fair value of impaired properties				$72,696

(a)	Property acquired by the RioCan joint venture. Impairment based on estimated net realizable value inclusive of projected fair value of contingent earnout proceeds.

During the year ended December 31, 2009, the Company recorded investment property impairment charges as summarized below:

Location	Property Type	Impairment Date	Approximate Square Footage	Provision for Impairment of Investment Properties
Douglasville, Georgia	Single-user retail property	December 31, 2009	110,000	$3,200
Nashville, Tennessee	Multi-tenant retail property	December 31, 2009	293,000	6,700
Thousand Oaks, California	Multi-tenant retail property	September 30, 2009	63,000	2,700
Vacaville, California	Single-user retail property	September 30, 2009	78,000	4,000
Largo, Maryland	Multi-tenant retail property	June 30, 2009	482,000	13,100
Hanford, California	Single-user retail property	June 30, 2009	78,000	3,800
Mesa, Arizona	Multi-tenant retail property	March 31, 2009	195,000	20,400

				53,900

Discontinued Operations:
Kansas City, Missouri	Single-user retail property	September 30, 2009	88,000	500
Wilmington, North Carolina	Single-user retail property	September 30, 2009	57,000	800
Mountain Brook, Alabama	Single-user retail property	September 30, 2009	44,000	1,100
Cupertino, California	Single-user office property	September 30, 2009	100,000	8,400

				10,800

			Total	$64,700

Estimated fair value of impaired properties				$208,335

During the year ended December 31, 2008, the Company recorded asset impairment charges as summarized below:

Location	Property Type	Impairment Date	Approximate Square Footage	Provision for Impairment of Investment Properties
Phillipsburg, New Jersey	Multi-tenant retail property	December 31, 2008	107,000	$8,200
University Heights, Ohio	Multi-tenant retail property	December 31, 2008	287,000	12,000
Kansas City, Missouri	Multi-tenant retail property	December 31, 2008	89,000	11,000
Bakersfield, California	Single-user retail property	December 31, 2008	75,000	3,400
Highland, California	Single-user retail property	December 31, 2008	81,000	2,600
Ridgecrest, California	Single-user retail property	September 30, 2008	59,000	3,300
Turlock, California	Single-user retail property	September 30, 2008	61,000	3,000
Stroudsburg, Pennsylvania	Multi-tenant retail property	September 30, 2008	143,000	3,400
Murrieta, California	Single-user retail property	June 30, 2008	37,000	4,700

				51,600

Discontinued Operations:
Richmond, Virginia	Single-user office property	December 31, 2008	383,000	25,400
Naperville, Illinois	Single-user retail property	June 30, 2008	41,000	3,000

				28,400

			Total	$80,000

Estimated fair value of impaired properties				$125,025

(15) Fair Value Measurements

Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value of the Company’s financial instruments at December 31, 2010 and 2009. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date.

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Investment in marketable securities	$34,230	$34,230	$29,117	$29,117
Notes receivable	8,290	8,245	8,330	8,287

Financial liabilities:
Mortgages and notes payable	$3,602,890	$3,628,042	$4,003,985	$3,822,695
Line of credit	154,347	154,347	107,000	107,000
Other financings	8,477	8,477	11,887	11,887
Co-venture obligation	51,264	55,000	50,139	55,000
Derivative liability	2,967	2,967	3,819	3,819

The carrying values shown in the table are included in the consolidated balance sheets under the indicated captions, except for notes receivable and interest rate swaps, which are included in “Accounts and notes receivable” and “Other liabilities,” respectively.

The fair value of the financial instruments shown in the above table as of December 31, 2010 and 2009 represent the Company’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in a transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in those circumstances.

The following methods and assumptions were used to estimate the fair value of each financial instrument:

•	Investment in marketable securities: Marketable securities classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

•

Notes receivable: The Company estimates the fair value of its notes receivable by discounting the future cash flows of each instrument at rates that approximate those offered by lending institutions for loans with similar terms to companies with comparable risk. The rates used are not directly observable in the marketplace, and judgment is used in determining the appropriate rate based upon the specific terms of the individual notes receivable agreement.

•

Mortgages payable: The Company estimates the fair value of its mortgages payable by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. The rates used are not directly observable in the marketplace, and judgment is used in determining the appropriate rate for each of our individual mortgages payable based upon the specific terms of the agreement, including the term to maturity and the leverage ratio of the underlying property.

•	Line of credit: The carrying value of the Company’s line of credit approximates fair value because of the relatively short maturity of the instrument.

•

Other financings: Other financings on the consolidated balance sheets represent the equity interest of the noncontrolling member in certain consolidated entities where the LLC or LP agreement contains put/call arrangements, which grant the right to the outside owners and the Company to require each LLC or LP to redeem the ownership interest in future periods for fixed amounts. The Company believes the fair value of other financings is that amount which is the fixed amount at which it would settle, which approximates its carrying value.

•

Co-venture obligation: The Company estimates the fair value of co-venture obligation based on the amount at which it believes the obligation will settle and the timing of such payment (See Note 10). The fair value of the co-venture obligation includes the estimated additional amount the Company would be required to pay upon exercise of the call option. The carrying value of the co-venture obligation includes $1,264 of cumulative co-venture obligation expense accretion relating to the estimated additional distribution.

•

Interest rate swaps: The fair value of the interest rate swaps is determined using pricing models developed based on the LIBOR swap rate and other observable market data. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered any applicable credit enhancements.

Fair Value Hierarchy

GAAP specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 Inputs—Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

•	Level 2 Inputs—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 Inputs—Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The guidance requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2010 and 2009, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following table presents the Company’s assets and liabilities, measured on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
December 31, 2010
Investment in marketable securities	$34,230	—	—	$34,230
Derivative liability	$—	2,967	—	$2,967

December 31, 2009
Investment in marketable securities	$29,117	—	—	$29,117
Derivative liability	$—	3,819	—	$3,819

There were no transfers of assets or liabilities between the levels of the fair value hierarchy during the year ended December 31, 2010.

During year ended December 31, 2010, the Company recorded asset impairment charges of $23,057 related to two of its consolidated operating properties, three consolidated operating properties that were partially sold to the RioCan joint venture and two properties that were sold. The combined estimated fair value of these properties was $72,696. During the year ended December 31, 2009, the Company recorded asset impairment charges of $64,700 related to seven of its consolidated operating properties and four properties that were sold. The combined estimated fair value of these properties was $208,335. During the year ended December 31, 2008, the Company recorded asset impairment charges of $80,000 related to nine of its consolidated operating properties and two properties that were disposed with a combined fair value of $125,025. The Company’s estimated fair value, measured on a non-recurring basis, relating to this impairment assessment was based upon a discounted cash flow model that included all estimated cash inflows and outflows over a specific holding period or the purchase price, if applicable. These cash flows are comprised of unobservable inputs which include contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectation for growth. Capitalization rates and discount rates utilized in this model were based upon observable rates that the Company believed to be within a reasonable range of current market rates for the property. Based on these inputs, the Company had determined that its valuation of its consolidated operating properties were classified within Level 3 of the fair value hierarchy, except for when the estimated contract price is used, which results in Level 2 classification.

(16) Commitments and Contingencies

The Company has acquired certain properties which have earnout components, meaning the Company did not pay for portions of these properties that were not rent producing at the time of acquisition. The Company is obligated, under these agreements, to pay for those portions when a tenant moves into its space and begins to pay rent. The earnout payments are based on a predetermined formula. Each earnout agreement has a time limit regarding the obligation to pay any additional monies. The time limits generally range from one to three years. If, at the end of the time period allowed, certain space has not been leased and occupied, the Company will generally not have any further payment obligation to the seller. As of December 31, 2010, the Company may pay as much as $1,400 in the future as retail space covered by earnout agreements.

The Company has previously entered into one construction loan agreement, one secured installment note and one other installment note agreement, one of which was impaired as of December 31, 2009 and written off on March 31, 2010. In conjunction with the two remaining agreements, the Company has funded its total commitments of $8,680. One of the two remaining loans requires monthly interest payments with the entire principal balance due at maturity. The combined receivable balance at December 31, 2010 and 2009 was $8,290 and $8,330, respectively, net of allowances of $300 and $17,209, respectively. In May 2010, the Company entered into an agreement related to the secured installment note that extended the maturity date from May 31, 2010 to February 29, 2012.

Although the loans obtained by the Company are generally non-recourse, occasionally, when it is deemed to be necessary, the Company may guarantee all or a portion of the debt on a full-recourse basis. As of December 31, 2010, the Company has guaranteed $154,347 and $26,240 of the outstanding secured line of credit and mortgage loans, respectively, with maturity dates up to August 1, 2014. As of December 31, 2010, the Company also guaranteed $28,813 representing a portion of the construction debt associated with certain of its consolidated development joint ventures. The guarantees are released as certain leasing parameters are met. The following table summarizes these guarantees:

Location	Joint Venture	Construction Loan Balance at December 31, 2010	Percentage/Amount Guaranteed by the Company	Guarantee Amount
Frisco, Texas	Parkway Towne Crossing	$20,757	35%	$7,265
Dallas, Texas	Wheatland Towne Crossing	5,712	50%	2,856
Henderson, Nevada	Lake Mead Crossing	48,949	15%	7,342
Henderson, Nevada	Green Valley Crossing	11,350	$11,350	11,350

				$28,813

As discussed in Note 13, on January 20, 2011, the Company filed a request for a closing agreement from the IRS, whereby the IRS would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years for which the Company had positive taxable income, was sufficient for it to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process. The Company believes it will obtain a closing agreement with the IRS as the IRS has entered into similar closing agreements with other REITs. The Company has recorded an expense of $62 representing the estimated cost plus interest to obtain such closing agreement. The Company estimates the range of loss that is reasonably possible is from $62 if it obtains the closing agreement to approximately $155,000 if it does not obtain the closing agreement.

(17) Litigation

The Company previously disclosed in its Form 10-K, as amended, for the fiscal years ended December 31, 2009, 2008 and 2007, the lawsuit filed against the Company and nineteen other defendants by City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois (the “Court”). In the lawsuit, plaintiffs alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to the Company and its shareholders, in connection with the Company’s merger with its business manager/advisor and property managers as reflected in its Proxy Statement dated September 12, 2007.

On July 14, 2010, the lawsuit was settled by the Company and the other defendants (the “Settlement”). On November 8, 2010, the Court granted final approval of the Settlement. Pursuant to the terms of the Settlement, 9,000 shares of common stock of the Company were transferred back to the Company from shares of common stock issued to the owners (the “Owners”) of certain entities that were acquired by the Company in its internalization transaction. This share transfer was recorded as a capital transaction in the fourth quarter of 2010. Pursuant to the Settlement, the Company paid the fees and expenses of counsel for class plaintiffs in the amount of $10,000, as awarded by the Court on November 8, 2010. The Company was reimbursed $1,994 by its insurance carrier for a portion of such fees and expenses. The Owners (who include Daniel L. Goodwin, who beneficially owned more than 5% of the stock of the Company as of December 31, 2010, and certain directors and executive officers of the Company) also agreed to provide a limited indemnification to certain defendants who are directors and an officer of the Company if any class members opted out of the Settlement and brought claims against them. Seven class members have opted out of the Settlement; to the Company’s knowledge, none of these seven class members have filed claims against the Company or its directors and officers.

(18) Subsequent Events

During the period from January 1, 2011 through the date of the Company’s annual report on Form 10-K filed on February 23, 2011, the Company:

•

amended and restated its existing credit agreement increasing the aggregate amount to $585,000, consisting of a $435,000 senior secured revolving line of credit and a $150,000 secured term loan with a number of financial institutions;

•	filed a registration statement on Form S-11 with the Securities and Exchange Commission regarding a proposed public offering of the Company’s common stock, and

•

filed a request for a closing agreement from the IRS, whereby the IRS would agree that the Company’s dividends paid deduction for the taxable years 2004 through 2006, the years for which it had positive taxable income, was sufficient for the Company to qualify for taxation as a REIT. The IRS is currently reviewing the Company’s request and continues to move it through its review process (see Note 13).

On February 16, 2011, Borders Group, Inc. (Borders), a national retailer, filed for bankruptcy under Chapter 11. As of December 31, 2010, Borders leased approximately 220,000 square feet of space from the Company at 10 locations, which leases represented approximately $2,600 of ABR. In addition, Borders leased approximately 28,000 square feet of space at one of the Company’s unconsolidated joint venture properties, which represented $344 of ABR. Borders has informed the Company that it intends to close stores at five locations where it leased space from the Company, representing approximately 115,000 square feet of GLA and $1,119 of ABR as of December 31, 2010. The Company evaluated its exposure to Borders as of December 31, 2010 and recorded a write-off of any straight-line rents, deferred lease costs, tenant improvements, tenant inducements and intangible assets and liabilities at those five locations. The amount of the write offs totaled $2,777.

(19) Quarterly Financial Information (unaudited)

	2010
	Dec 31	Sep 30	Jun 30	Mar 31
Total revenue as previously reported	$155,277	164,597	162,014	165,610
Reclassified to discontinued operations (a)	(419)	(422)	(429)	(856)

Adjusted total revenues	$154,858	164,175	161,585	164,754

Net income (loss) attributable to Company shareholders	$(3,411)	(25,527)	(38,349)	(28,556)

Net earnings (loss) per common share-basic and diluted	$(0.01)	(0.05)	(0.08)	(0.06)

Weighted average number of common shares outstanding-basic and diluted	484,113	484,865	483,590	482,402

	2009
	Dec 31	Sep 30	Jun 30	Mar 31
Total revenue as previously reported	$160,989	164,446	170,118	169,025
Reclassified to discontinued operations (a)	1,882	(359)	(1,395)	(1,814)

Adjusted total revenues	$162,871	164,087	168,723	167,211

Net (loss) income attributable to Company shareholders	$(44,849)	12,585	(33,391)	(46,680)

Net (loss) earnings per common share-basic and diluted	$(0.09)	0.03	(0.07)	(0.10)

Weighted average number of common shares outstanding-basic and diluted	481,675	481,049	479,853	478,662

(a)	Represents revenue that has been reclassified to discontinued operations since previously reported amounts in Form 10-Q or 10-K.

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Schedule II—Valuation and Qualifying Accounts

For the Years Ended December 31, 2010, 2009, and 2008

(in thousands)

	Balance at beginning of year		Charged to costs and expenses		Write-offs		Balance at end of year
Year ended December 31, 2010:
Allowance for doubtful accounts	$31,019	(a)	3,103		(24,984	)(b)	$9,138

Year ended December 31, 2009:
Allowance for doubtful accounts	$15,510	(c)	26,944	(d)	(11,440)		$31,014	(d)

Year ended December 31, 2008:
Allowance for doubtful accounts	$8,143	(e)	22,667		(15,769)		$15,041

(a)	Beginning balance includes $5 for allowance for doubtful accounts related to an investment property held for sale in 2009.
(b)	Includes $16,909 related to a note receivable that was fully written off in 2010.
(c)	Beginning balance excludes $10 of allowance for doubtful accounts related to an investment property held for sale in 2009 and includes $479 for allowance for doubtful accounts related to an investment property held for sale in 2008.
(d)	Includes $16,909 related to a note receivable that was fully reserved in 2009.
(e)	Beginning balance excludes $73 of allowance for doubtful accounts related to an investment property held for sale in 2008.

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2010

(in thousands)

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
23rd Street Plaza Panama City, FL	$3,192	$1,300	$5,319	$65	$1,300	$5,384	$6,684	$1,185	2003	12/04
Academy Sports Houma, LA	3,275	1,230	3,752	—	1,230	3,752	4,982	882	2004	07/04
Academy Sports Midland, TX	2,680	1,340	2,943	3	1,340	2,946	4,286	666	2004	07/04
Academy Sports Port Arthur, TX	3,255	1,050	3,954	6	1,050	3,960	5,010	895	2004	07/04
Academy Sports San Antonio, TX	4,267	3,215	3,963	—	3,215	3,963	7,178	859	2004	07/04
Alison’s Corner San Antonio, TX	2,660	1,045	5,700	78	1,045	5,778	6,823	1,411	2003	04/04
American Express DePere, WI	10,884	1,400	15,370	9	1,400	15,379	16,779	3,229	2000	12/04
American Express Phoenix, AZ	—	2,900	10,170	8	2,900	10,178	13,078	2,137	1983	12/04
Arvada Connection and Arvada Marketplace Arvada, CO	22,000	8,125	39,366	458	8,125	39,824	47,949	9,904	1987-1990	04/04
Ashland & Roosevelt Chicago, IL	9,905	—	21,052	274	—	21,326	21,326	4,369	2002	05/05
Azalea Square I Summerville, SC	12,490	6,375	21,304	1,592	6,375	22,896	29,271	4,962	2004	10/04
Azalea Square III Summerville, SC	8,703	3,280	10,348	63	3,280	10,411	13,691	1,240	2007	10/07
Bangor Parkade Bangor, ME	17,250	11,600	13,539	3,940	11,600	17,479	29,079	2,960	2005	03/06
Battle Ridge Pavilion Marietta, GA	10,347	4,350	11,366	(135)	4,350	11,231	15,581	1,936	1999	05/06
Beachway Plaza Bradenton, FL	6,025	5,460	10,397	210	5,460	10,607	16,067	2,176	1984/2004	06/05
Bed Bath & Beyond Plaza Miami, FL	9,417	—	18,367	(115)	—	18,252	18,252	4,182	2004	10/04
Bed Bath & Beyond Plaza Westbury, NY	10,550	4,530	11,901	—	4,530	11,901	16,431	2,361	2000-2002	07/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Best on the Boulevard Las Vegas, NV	18,140	7,460	25,583	286	7,460	25,869	33,329	6,459	1996-1999	04/04
Bison Hollow Traverse City, MI	7,787	5,550	12,324	(18)	5,550	12,306	17,856	2,558	2004	04/05
Blockbuster at Five Forks(a) Simpsonville, SC	—	440	1,018	—	440	1,018	1,458	215	2004-2005	03/05
Bluebonnet Parc Baton Rouge, LA	9,135	4,450	16,407	(61)	4,450	16,346	20,796	4,143	2002	04/04
Boston Commons Springfield, MA	9,012	3,750	9,690	68	3,750	9,758	13,508	2,038	1993	05/05
Boulevard at The Capital Ctr Largo, MD	70,100	—	114,703	(31,003)	—	83,700	83,700	5,590	2004	09/04
Boulevard Plaza Pawtucket, RI	2,478	4,170	12,038	2,465	4,170	14,503	18,673	2,820	1994	04/05
The Brickyard Chicago, IL	44,000	45,300	26,657	3,884	45,300	30,541	75,841	6,387	1977/2004	04/05
Broadway Shopping Center Bangor, ME	10,482	5,500	14,002	1,537	5,500	15,539	21,039	2,934	1960/1999- 2000	09/05
Brown’s Lane Middletown, RI	5,155	2,600	12,005	518	2,600	12,523	15,123	2,606	1985	04/05
Burlington Coat Factory Elk Grove, CA	5,500	2,858	5,084	1,247	2,858	6,331	9,189	1,017	1993	09/05
Burlington Coat Factory Moreno Valley, CA	5,100	3,860	4,008	1,917	3,860	5,925	9,785	853	1988	09/05
Burlington Coat Factory Redlands, CA	5,000	3,388	4,339	867	3,388	5,206	8,594	849	1981	09/05
Burlington Coat Factory Vacaville, CA	5,200	3,324	4,624	(3,487)	1,494	2,967	4,461	142	1992	09/05
Carmax San Antonio, TX	—	6,210	7,731	—	6,210	7,731	13,941	1,653	1998	03/05
Carrier Towne Crossing Grand Prairie, TX	10,992	2,750	13,662	834	2,750	14,496	17,246	2,718	1998	12/05
Central Texas Marketplace Waco, TX	45,386	13,000	47,559	3,738	13,000	51,297	64,297	7,433	2004	12/06
Centre at Laurel Laurel, MD	27,200	19,000	8,406	16,589	19,000	24,995	43,995	4,155	2005	02/06
Century III Plaza West Mifflin, PA	26,200	7,100	33,212	465	7,100	33,677	40,777	6,573	1996	06/05
Chantilly Crossing Chantilly, VA	16,880	8,500	16,060	1,953	8,500	18,013	26,513	3,558	2004	05/05
Cinemark Seven Bridges Woodridge, IL	5,155	3,450	11,728	—	3,450	11,728	15,178	2,360	2000	03/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Citizen’s Property Insurance Jacksonville, FL	5,997	2,150	7,601	6	2,150	7,607	9,757	1,420	2005	08/05
Clearlake Shores Clear Lake, TX	6,252	1,775	7,026	1,182	1,775	8,208	9,983	1,664	2003-2004	04/05
Colony Square Sugar Land, TX	25,488	16,700	22,775	(746)	16,700	22,029	38,729	3,697	1997	05/06
The Columns Jackson, TN	12,886	5,830	19,439	62	5,830	19,501	25,331	4,511	2004	8/04 & 10/04
The Commons at Temecula Temecula, CA	29,623	12,000	35,887	(1,912)	12,000	33,975	45,975	7,079	1999	04/05
Coram Plaza Coram, NY	14,671	10,200	26,178	2,041	10,200	28,219	38,419	6,063	2004	12/04
Cornerstone Plaza Cocoa Beach, FL	4,962	2,920	10,359	(166)	2,920	10,193	13,113	2,093	2004-2005	05/05
Corwest Plaza New Britian, CT	15,244	6,900	23,851	15	6,900	23,866	30,766	6,197	1999-2003	01/04
Cost Plus Distribution Warehouse(b) Stockton, CA	16,300	10,075	21,483	29,493	7,104	53,947	61,051	7,641	2003	04/06
Cottage Plaza Pawtucket, RI	11,201	3,000	19,158	(77)	3,000	19,081	22,081	4,138	2004-2005	02/05
Cranberry Square Cranberry Township, PA	11,499	3,000	18,736	492	3,000	19,228	22,228	4,552	1996-1997	07/04
Crockett Square Morristown, TN	5,812	4,140	7,534	53	4,140	7,587	11,727	1,365	2005	02/06
Crossroads Plaza CVS North Attleboro, MA	4,563	1,040	3,780	49	1,040	3,829	4,869	781	1987	05/05
Crown Theater(a) Hartford, CT	—	7,318	954	—	7,318	954	8,272	347	2000	07/05
Cuyahoga Falls Market Center Cuyahoga Falls, OH	3,816	3,350	11,083	(278)	3,350	10,805	14,155	2,277	1998	04/05
CVS Pharmacy Burleson, TX	1,738	910	2,891	—	910	2,891	3,801	583	1999	06/05
CVS Pharmacy Cave Creek, AZ	3,668	2,096	3,863	8	2,096	3,871	5,967	689	2005	12/05
CVS Pharmacy (Eckerd) Edmond, OK	2,329	975	2,400	2	975	2,402	3,377	623	2003	12/03
CVS Pharmacy Jacksonville, FL	3,475	1,460	4,455	2	1,460	4,457	5,917	953	2004	03/05
CVS Pharmacy Lawton, OK	1,222	750	1,958	—	750	1,958	2,708	401	1999	05/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
CVS Pharmacy Montevallo, AL	1,867	250	2,777	—	250	2,777	3,027	585	2001	03/05
CVS Pharmacy Moore, OK	2,016	600	2,659	—	600	2,659	3,259	552	2004	05/05
CVS Pharmacy (Eckerd) Norman, OK	3,668	932	4,370	—	932	4,370	5,302	1,143	2003	12/03
CVS Pharmacy Oklahoma City, OK	1,947	620	3,583	—	620	3,583	4,203	722	1999	06/05
CVS Pharmacy Saginaw, TX	2,761	1,100	3,254	—	1,100	3,254	4,354	686	2004	03/05
CVS Pharmacy Sylacauga, AL	1,866	600	2,469	3	600	2,472	3,072	559	2004	10/04
Darien Town Center Darien, IL	18,572	7,000	22,468	(503)	7,000	21,965	28,965	5,780	1994	12/03
Davis Towne Crossing North Richland Hills, TX	3,441	1,850	5,681	1,096	1,850	6,777	8,627	1,559	2003-2004	06/04
Denton Crossing Denton, TX	28,449	6,000	43,434	11,145	6,000	54,579	60,579	11,780	2003-2004	10/04
Diebold Warehouse Green, OH	7,240	—	11,190	2	—	11,192	11,192	2,257	2005	07/05
Dorman Center I & II Spartanburg, SC	21,568	17,025	29,478	361	17,025	29,839	46,864	7,457	2003-2004	3/04 & 7/04
Duck Creek Bettendorf, IA	12,567	4,440	12,076	5,198	4,440	17,274	21,714	2,991	2005	11/05
East Stone Commons Kingsport, TN	22,550	2,900	28,714	(1,486)	2,826	27,302	30,128	4,501	2005	06/06
Eastwood Towne Center Lansing, MI	23,324	12,000	65,067	(412)	12,000	64,655	76,655	15,831	2002	05/04
Edgemont Town Center Homewood, AL	6,790	3,500	10,956	(193)	3,500	10,763	14,263	2,459	2003	11/04
Edwards Multiplex Fresno, CA	9,913	—	35,421	—	—	35,421	35,421	7,359	1988	05/05
Edwards Multiplex Ontario, CA	14,324	11,800	33,098	—	11,800	33,098	44,898	6,876	1997	05/05
Evans Towne Centre Evans, GA	4,461	1,700	6,425	23	1,700	6,448	8,148	1,423	1995	12/04
Fairgrounds Plaza Middletown, NY	14,455	4,800	13,490	4,354	5,431	17,213	22,644	3,540	2002-2004	01/05
Fisher Scientific(a) Kalamazoo, MI	—	510	12,768	—	510	12,768	13,278	2,458	2005	06/05
Five Forks(a) Simpsonville, SC	—	2,100	5,374	23	2,100	5,397	7,497	1,204	1999	12/04

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Forks Town Center Easton, PA	8,825	2,430	14,836	697	2,430	15,533	17,963	3,637	2002	07/04
Four Peaks Plaza Fountain Hills, AZ	10,160	5,000	20,098	4,400	5,000	24,498	29,498	4,835	2004	03/05
Fox Creek Village Longmont, CO	9,417	3,755	15,563	(1,081)	3,755	14,482	18,237	3,372	2003-2004	11/04
Fullerton Metrocenter Fullerton, CA	29,242	—	47,403	1,168	—	48,571	48,571	11,398	1988	06/04
Galvez Shopping Center Galveston, TX	4,292	1,250	4,947	339	1,250	5,286	6,536	1,064	2004	06/05
The Gateway Salt Lake City, UT	100,559	28,664	110,945	21,917	28,664	132,862	161,526	25,703	2001-2003	05/05
Gateway Pavilions Avondale, AZ	25,277	9,880	55,195	(1,517)	9,880	53,678	63,558	11,981	2003-2004	12/04
Gateway Plaza Southlake, TX	19,318	—	26,371	2,588	—	28,959	28,959	6,576	2000	07/04
Gateway Station College Station, TX	3,101	1,050	3,911	1,022	1,050	4,933	5,983	1,074	2003-2004	12/04
Gateway Station II College Station, TX	6,268	1,530	8,146	(511)	1,530	7,635	9,165	972	2006-2007	05/07
Gateway Village Annapolis, MD	25,803	8,550	39,298	3,777	8,550	43,075	51,625	10,036	1996	07/04
Gerry Centennial Plaza(a) Oswego, IL	—	5,370	12,968	8,315	5,370	21,283	26,653	2,469	2006	06/07
Giant Eagle Columbus, OH	12,154	3,425	16,868	10	3,425	16,878	20,303	3,145	2000	11/05
Gloucester Town Center Gloucester, NJ	9,254	3,900	17,878	280	3,900	18,158	22,058	3,682	2003	05/05
GMAC Insurance Buildings Winston-Salem, NC	28,788	8,250	50,287	12	8,250	50,299	58,549	11,526	1980/1990	09/04
Golfsmith Altamonte Springs, FL	—	1,250	2,974	2	1,250	2,976	4,226	538	1992/2004	11/05
Governor’s Marketplace Tallahassee, FL	13,792	—	30,377	1,899	—	32,276	32,276	7,406	2001	08/04
Grapevine Crossing Grapevine, TX	12,415	4,100	16,938	156	4,100	17,094	21,194	3,533	2001	04/05
Green’s Corner Cumming, GA	5,551	3,200	8,663	(39)	3,200	8,624	11,824	1,898	1997	12/04
Greensburg Commons Greensburg, IN	10,153	2,700	19,116	(257)	2,700	18,859	21,559	4,010	1999	04/05
Greenwich Center(a) Phillipsburg, NJ	—	3,700	15,949	(9,466)	2,051	8,132	10,183	687	2002	02/06

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Gurnee Town Center Gurnee, IL	15,761	7,000	35,147	86	7,000	35,233	42,233	7,969	2000	10/04
Hartford Insurance Building Maple Grove, MN	9,614	1,700	13,709	6	1,700	13,715	15,415	2,682	2005	08/05
Harvest Towne Center Knoxville, TN	4,163	3,155	5,085	49	3,155	5,134	8,289	1,193	1996-1999	09/04
Henry Town Center McDonough, GA	32,537	10,650	46,814	323	10,650	47,137	57,787	10,370	2002	12/04
Heritage Towne Crossing Euless, TX	7,236	3,065	10,729	1,119	3,065	11,848	14,913	2,928	2002	03/04
Hewitt Associates Campus Lincolnshire, IL	125,261	28,500	178,524	(3)	28,497	178,524	207,021	36,543	1974/1986	05/05
Hickory Ridge Hickory, NC	20,123	6,860	30,517	(41)	6,860	30,476	37,336	7,390	1999	01/04
High Ridge Crossing High Ridge, MO	5,155	3,075	9,148	(323)	3,075	8,825	11,900	1,903	2004	03/05
Hobby Lobby(a) Concord, NC	—	1,728	3,791	—	1,728	3,791	5,519	834	2004	01/05
Holliday Towne Center Duncansville, PA	8,128	2,200	11,609	(367)	2,200	11,242	13,442	2,491	2003	02/05
Home Depot Center Pittsburgh, PA	11,200	—	16,758	—	—	16,758	16,758	3,379	1996	06/05
Home Depot Plaza Orange, CT	13,530	9,700	17,137	439	9,700	17,576	27,276	3,517	1992	06/05
HQ Building San Antonio, TX	9,500	5,200	10,010	4,083	5,200	14,093	19,293	2,042	Redev: 04	12/05
Humblewood Shopping Center Humble, TX	6,739	2,200	12,823	(51)	2,200	12,772	14,972	2,345	Renov: 05	11/05
Irmo Station Irmo, SC	5,254	2,600	9,247	75	2,600	9,322	11,922	2,045	1980 & 1985	12/04
Jefferson Commons Newport News, VA	53,998	23,097	52,762	(32)	23,097	52,730	75,827	5,651	2005	02/08
King Philip’s Crossing Seekonk, PA	10,800	3,710	19,144	268	3,710	19,412	23,122	3,543	2005	11/05
Kohl’s Georgetown, KY	6,085	1,600	8,275	5	1,600	8,280	9,880	1,497	2005	10/05
Kohl’s Hanford, CA	4,700	2,701	5,304	(4,537)	1,289	2,179	3,468	139	1993	09/05
Kohl’s Lodi, CA	4,400	2,723	4,210	1	2,723	4,211	6,934	817	1979	09/05
Kohl’s Sacramento, CA	4,800	3,864	3,533	1	3,864	3,534	7,398	686	1973	09/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Kohl’s Sun Valley, CA	6,000	5,211	3,546	1	5,211	3,547	8,758	688	1980	09/05
La Plaza Del Norte San Antonio, TX	17,125	16,005	37,744	850	16,005	38,594	54,599	9,507	1996/1999	01/04
Lake Forest Crossing McKinney, TX	4,520	2,200	5,110	116	2,200	5,226	7,426	1,073	2004	03/05
Lake Mary Pointe Lake Mary, FL	1,725	2,075	4,009	99	2,075	4,108	6,183	928	1999	10/04
Lake Worth Towne Crossing Lake Worth, TX	26,491	6,200	30,910	4,279	6,200	35,189	41,389	5,647	2005	06/06
Lakepointe Towne Center Lewisville, TX	21,715	4,750	23,904	875	4,750	24,779	29,529	5,005	2004	05/05
Lakewood Towne Center Lakewood, WA	42,040	11,200	70,796	(3,382)	11,200	67,414	78,614	16,172	1988/2002- 2003	06/04
Lincoln Plaza Worchester, MA	41,348	13,000	46,482	21,424	13,165	67,741	80,906	11,936	2001-2004	09/05
Low Country Village I & II Bluffton, SC	10,817	2,910	16,614	(97)	2,910	16,517	19,427	3,576	2004-2005	06/04 & 09/05
Lowe’s/Bed, Bath & Beyond Butler, NJ	13,783	7,423	799	(8)	7,415	799	8,214	284	2005	08/05
MacArthur Crossing Los Colinas, TX	7,342	4,710	16,265	630	4,710	16,895	21,605	4,287	1995-1996	02/04
Magnolia Square Houma, LA	6,641	2,635	15,040	(1,121)	2,635	13,919	16,554	3,106	2004	02/05
Manchester Meadows(a) Town and Country, MO	—	14,700	39,738	(239)	14,700	39,499	54,199	9,286	1994-1995	08/04
Mansfield Towne Crossing Mansfield, TX	8,892	3,300	12,195	3,340	3,300	15,535	18,835	3,431	2003-2004	11/04
Maple Tree Place Williston, VT	63,400	28,000	67,361	2,363	28,000	69,724	97,724	14,323	2004-2005	05/05
The Market at Clifty Crossing Columbus, IN	13,977	1,900	16,668	659	1,847	17,380	19,227	3,065	1986/2004	11/05
The Market at Polaris Columbus, OH	36,196	11,750	40,197	6,193	11,750	46,390	58,140	8,434	2005	11/05
Massillon Commons Massillion, OH	7,286	4,090	12,521	280	4,090	12,801	16,891	2,657	1986/2000	04/05
Maytag Distribution Center North Liberty, IA	—	1,700	20,681	—	1,700	20,681	22,381	4,343	2004	01/05
McAllen Shopping Center McAllen, TX	1,623	850	2,958	(112)	850	2,846	3,696	628	2004	12/04

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
McDermott Towne Crossing Allen, TX	5,617	1,850	6,923	75	1,850	6,998	8,848	1,343	1999	09/05
Mervyns Bakersfield, CA	5,000	1,964	5,682	(4,088)	1,006	2,552	3,558	211	1988	09/05
Mervyns Fontana, CA	5,200	2,357	5,702	1	2,357	5,703	8,060	1,107	1992	09/05
Mervyns Fresno, CA	5,100	2,455	5,438	152	2,455	5,590	8,045	1,056	1993	09/05
Mervyns Highland, CA	5,300	2,308	5,870	(3,311)	1,506	3,361	4,867	278	1994	09/05
Mervyns Manteca, CA	5,700	2,799	6,194	1	2,799	6,195	8,994	1,203	1992	09/05
Mervyns McAllen, TX	5,100	4,027	3,931	2	4,027	3,933	7,960	763	1992	09/05
Mervyns Morgan Hill, CA	5,100	4,714	3,153	1	4,714	3,154	7,868	612	1989	09/05
Mervyns Oceanside, CA	6,400	6,305	5,384	1	6,305	5,385	11,690	1,045	1982	09/05
Mervyns Rancho Cucamonga, CA	5,000	4,419	3,235	1	4,419	3,236	7,655	628	1990	09/05
Mervyns Ridgecrest, CA	3,300	1,473	4,556	(3,632)	641	1,756	2,397	162	1990	09/05
Mervyns Roseville, CA	5,400	4,734	2,997	2	4,734	2,999	7,733	582	1983	09/05
Mervyns Temecula, CA	5,100	4,704	3,062	1	4,704	3,063	7,767	594	1990	09/05
Mervyns Turlock, CA	4,000	1,925	4,294	(3,315)	975	1,929	2,904	178	1987	09/05
Mervyns Ventura, CA	5,000	4,714	2,968	1	4,714	2,969	7,683	576	1982	09/05
Mesa Fiesta Mesa, AZ	—	5,800	28,302	(29,819)	957	3,326	4,283	(4)	2004	12/04
Mid-Hudson Center Poughkeepsie, NY	23,750	9,900	29,160	1	9,900	29,161	39,061	5,797	2000	07/05
Midtown Center Milwaukee, WI	31,335	13,220	41,657	5,048	13,220	46,705	59,925	9,223	1986-1987	01/05
Mission Crossing San Antonio, TX	12,164	4,000	12,616	6,723	4,670	18,669	23,339	3,542	Renov: 2003-2005	07/05
Mitchell Ranch Plaza New Port Richey, FL	20,060	5,550	26,213	270	5,550	26,483	32,033	6,135	2003	08/04
Montecito Crossing Las Vegas, NV	17,923	9,700	25,414	9,327	11,300	33,141	44,441	6,076	2004-2005	10/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Mountain View Plaza I & II Kalispell, MT	14,373	5,180	18,212	72	5,180	18,284	23,464	3,325	2003 & 2006	10/05 & 11/06
Newburgh Crossing Newburgh, NY	6,882	4,000	10,246	6	4,000	10,252	14,252	1,973	2005	10/05
Newnan Crossing I & II Newnan, GA	25,404	15,100	33,986	3,586	15,100	37,572	52,672	8,737	1999 & 2004	12/03 & 02/04
Newton Crossroads Covington, GA	3,915	3,350	6,927	(60)	3,350	6,867	10,217	1,511	1997	12/04
North Ranch Pavilions(a) Thousand Oaks, CA	—	9,705	8,296	(4,005)	8,141	5,855	13,996	357	1992	01/04
North Rivers Towne Center Charleston, SC	10,507	3,350	15,720	195	3,350	15,915	19,265	3,924	2003-2004	04/04
Northgate North Seattle, WA	28,650	7,540	49,078	(16,433)	7,540	32,645	40,185	8,029	1999-2003	06/04
Northpointe Plaza Spokane, WA	24,286	13,800	37,707	1,266	13,800	38,973	52,773	9,392	1991-1993	05/04
Northwood Crossing Northport, AL	10,691	3,770	13,658	347	3,770	14,005	17,775	2,555	1979/2004	01/06
Northwoods Center Wesley Chapel, FL	8,921	3,415	9,475	5,896	3,415	15,371	18,786	3,284	2002-2004	12/04
Old Time Pottery Douglasville, GA	3,250	2,000	3,017	(3,372)	708	937	1,645	39	1987/1999 & 2005	06/06
Orange Plaza (Golfland Plaza) Orange, CT	6,200	4,350	4,834	996	4,350	5,830	10,180	1,093	1995	05/05
The Orchard New Hartford, NY	12,229	3,200	17,151	14	3,200	17,165	20,365	3,368	2004-2005	07/05 & 9/05
Pacheco Pass Phase I & II Gilroy, CA	29,088	13,420	32,785	(1,003)	13,400	31,802	45,202	5,343	2004 & 2006	07/05 & 06/07
Page Field Commons Fort Myers, FL	—	—	43,355	782	—	44,137	44,137	9,153	1999	05/05
Paradise Valley Marketplace Phoenix, AZ	9,615	6,590	20,425	12	6,590	20,437	27,027	5,020	2002	04/04
Pavillion at Kings Grant I & II Concord, NC	16,000	10,274	12,392	10,713	10,274	23,105	33,379	3,615	2002-2003 & 2005	12/03 & 06/06
Peoria Crossings I & II Peoria, AZ	20,246	6,995	32,816	3,722	8,495	35,038	43,533	8,445	2002-2003 & 2005	03/04 & 05/05
PetSmart Distribution Center Ottawa, IL	23,731	1,700	38,808	(1,098)	1,700	37,710	39,410	6,759	2004-2005	07/05
Phenix Crossing Phenix City, AL	4,362	2,600	6,776	105	2,600	6,881	9,481	1,525	2004	12/04

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Pine Ridge Plaza Lawrence, KS	11,384	5,000	19,802	1,672	5,000	21,474	26,474	4,987	1998-2004	06/04
Placentia Town Center Placentia, CA	11,598	11,200	11,751	101	11,200	11,852	23,052	2,628	1973/2000	12/04
Plaza at Marysville Marysville, WA	9,638	6,600	13,728	157	6,600	13,885	20,485	3,236	1995	07/04
Plaza at Riverlakes Bakersfield, CA	8,937	5,100	10,824	(31)	5,100	10,793	15,893	2,444	2001	10/04
Plaza Santa Fe II Santa Fe, NM	15,037	—	28,588	669	—	29,257	29,257	6,865	2000-2002	06/04
Pleasant Run Cedar Hill, TX	14,373	4,200	29,085	2,502	4,200	31,587	35,787	6,817	2004	12/04
Powell Center Lewis Center, OH	8,390	5,490	7,448	(43)	5,490	7,405	12,895	1,022	2001	04/07
Preston Trail Village Dallas, TX	13,595	7,139	13,670	793	7,139	14,463	21,602	1,247	1978/2008	09/08
Promenade at Red Cliff St. George, UT	8,426	5,340	12,665	143	5,340	12,808	18,148	3,209	1997	02/04
Pro-Ranch Market El Paso, TX	5,000	3,339	4,348	1	3,339	4,349	7,688	844	1981	09/05
Quakertown Quakertown, PA	8,290	2,400	9,246	1	2,400	9,247	11,647	1,810	2004-2005	09/05
Rasmussen College Brooklyn Park, MN	3,053	850	4,049	6	850	4,055	4,905	805	2005	08/05
Rave Theater Houston, TX	17,889	3,440	22,111	2,881	3,440	24,992	28,432	4,510	2005	12/05
Raytheon Facility State College, PA	11,841	650	18,353	2	650	18,355	19,005	3,645	Rehab: 2001	08/05
Red Bug Village Winter Springs, FL	4,546	1,790	6,178	82	1,790	6,260	8,050	1,195	2004	12/05
Reisterstown Road Plaza Baltimore, MD	45,793	15,800	70,372	7,058	15,800	77,430	93,230	17,885	1986/2004	08/04
Ridge Tool Building Cambridge, OH	4,543	415	6,799	1	415	6,800	7,215	1,249	2005	09/05
Rite Aid Store (Eckerd), Sheridan Dr. Amherst, NY	2,903	2,000	2,722	—	2,000	2,722	4,722	516	1999	11/05
Rite Aid Store (Eckerd), Transit Road Amherst, NY	3,243	2,500	2,764	2	2,500	2,766	5,266	524	2003	11/05
Rite Aid Store (Eckerd) Atlanta, GA	—	900	1,215	—	900	1,215	2,115	249	1999-2000	05/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Rite Aid Store (Eckerd), East Main St. Batavia, NY	2,855	1,860	2,786	—	1,860	2,786	4,646	528	2004	11/05
Rite Aid Store (Eckerd), West Main St. Batavia, NY	2,547	1,510	2,627	—	1,510	2,627	4,137	497	2001	11/05
Rite Aid Store (Eckerd), Ferry St. Buffalo, NY	2,198	900	2,677	—	900	2,677	3,577	507	2000	11/05
Rite Aid Store (Eckerd) – Main St. Buffalo, NY	2,174	1,340	2,192	—	1,340	2,192	3,532	415	1998	11/05
Rite Aid Store (Eckerd) Canandaigua, NY	3,091	1,968	2,575	1	1,968	2,576	4,544	488	2004	11/05
Rite Aid Store (Eckerd) Chattanooga, TN	1,758	750	2,042	—	750	2,042	2,792	412	1999	06/05
Rite Aid Store (Eckerd) Cheektowaga, NY	2,117	2,080	1,393	—	2,080	1,393	3,473	264	1999	11/05
Rite Aid Store (Eckerd) Colesville, MD	3,222	3,000	3,955	22	3,000	3,977	6,977	816	2005	05/05
Rite Aid Store (Eckerd) Columbia, SC	1,735	900	2,377	—	900	2,377	3,277	589	2003-2004	06/04
Rite Aid Store (Eckerd) Crossville, TN	1,388	600	2,033	1	600	2,034	2,634	491	2003-2004	06/04
Rite Aid Store (Eckerd) Grand Island, NY	1,665	900	2,475	—	900	2,475	3,375	466	1999	11/05
Rite Aid Store (Eckerd) Greece, NY	1,926	470	2,657	—	470	2,657	3,127	503	1998	11/05
Rite Aid Store (Eckerd) Greer, SC	1,665	1,050	2,047	1	1,050	2,048	3,098	494	2003-2004	06/04
Rite Aid Store (Eckerd) Hellertown, PA	3,400	1,550	3,954	6	1,550	3,960	5,510	786	2004	08/05
Rite Aid Store (Eckerd) Hudson, NY	2,409	2,060	1,873	—	2,060	1,873	3,933	355	2002	11/05
Rite Aid Store (Eckerd) Irondequoit, NY	2,877	1,940	2,736	—	1,940	2,736	4,676	518	2002	11/05
Rite Aid Store (Eckerd) Kill Devil Hills, NC	1,983	700	2,960	1	700	2,961	3,661	714	2003-2004	06/04
Rite Aid Store (Eckerd) Lancaster, NY	1,786	1,710	1,207	—	1,710	1,207	2,917	229	1999	11/05
Rite Aid Store (Eckerd) Lebanon, PA	3,400	975	4,369	6	975	4,375	5,350	869	2004	08/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Rite Aid Store (Eckerd) Lockport, NY	2,716	1,650	2,788	—	1,650	2,788	4,438	528	2002	11/05
Rite Aid Store (Eckerd) North Chili, NY	1,682	820	1,935	—	820	1,935	2,755	366	2000	11/05
Rite Aid Store (Eckerd) Olean, NY	2,452	1,190	2,809	—	1,190	2,809	3,999	532	1999	11/05
Rite Aid Store (Eckerd) Punxsutawney, PA	3,322	1,000	4,328	5	1,000	4,333	5,333	860	2004	08/05
Rite Aid Store (Eckerd), Culver Rd. Rochester, NY	2,376	1,590	2,279	—	1,590	2,279	3,869	432	2001	11/05
Rite Aid Store (Eckerd), Lake Ave. Rochester, NY	3,210	2,220	3,025	2	2,220	3,027	5,247	573	2001	11/05
Rite Aid Store (Eckerd) Tonawanda, NY	2,370	800	3,075	—	800	3,075	3,875	582	2000	11/05
Rite Aid Store (Eckerd), Harlem Road West Seneca, NY	2,770	2,830	1,683	—	2,830	1,683	4,513	319	2003	11/05
Rite Aid Store (Eckerd), Union Rd. West Seneca, NY	2,395	1,610	2,300	—	1,610	2,300	3,910	436	2000	11/05
Rite Aid Store (Eckerd) Yorkshire, NY	1,372	810	1,434	—	810	1,434	2,244	271	1997	11/05
Riverpark Phase IIA Sugarland, TX	6,435	1,800	8,542	(57)	1,800	8,485	10,285	1,350	2006	09/06
Rivery Town Crossing Georgetown, TX	8,018	2,900	6,814	296	2,900	7,110	10,010	1,070	2005	10/06
Royal Oaks Village II Houston, TX	8,550	2,200	11,859	(141)	2,200	11,718	13,918	2,225	2004-2005	11/05
Saucon Valley Square Bethlehem, PA	8,921	3,200	12,642	(2,030)	3,200	10,612	13,812	2,506	1999	09/04
Shaws Supermarket(a) New Britain, CT	—	2,700	11,532	(298)	2,700	11,234	13,934	2,973	1995	12/03
Shoppes at Lake Andrew I & II Viera, FL	15,383	4,000	22,996	199	4,000	23,195	27,195	5,031	2003	12/04
Shoppes at Park West Mt. Pleasant, SC	5,551	2,240	9,357	(44)	2,240	9,313	11,553	2,121	2004	11/04
Shoppes at Quarterfield Severn, MD	5,101	2,190	8,840	66	2,190	8,906	11,096	2,253	1999	01/04
Shoppes at Stroud(a) Stroudsburg, PA	—	5,711	27,692	(2,937)	5,111	25,355	30,466	2,124	2007-2008	01/08

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Shoppes of New Hope Dallas, GA	3,819	1,350	11,045	(301)	1,350	10,744	12,094	2,574	2004	07/04
Shoppes of Prominence Point I & II Canton, GA	9,784	3,650	12,652	(18)	3,650	12,634	16,284	2,921	2004 & 2005	06/04 & 09/05
Shoppes of Warner Robins Warner Robins, GA	5,386	1,110	11,258	(42)	1,110	11,216	12,326	2,267	2004	06/05
Shops at 5 Plymouth, MA	40,179	8,350	59,570	77	8,350	59,647	67,997	12,201	2005	06/05
The Shops at Boardwalk Kansas City, MO	7,625	5,000	30,540	(1,510)	5,000	29,030	34,030	6,960	2003-2004	07/04
Shops at Forest Commons Round Rock, TX	4,799	1,050	6,133	(116)	1,050	6,017	7,067	1,344	2002	12/04
The Shops at Legacy Plano, TX	61,100	8,800	108,940	11,046	8,800	119,986	128,786	15,468	2002	06/07
Shops at Park Place Plano, TX	8,176	9,096	13,175	527	9,096	13,702	22,798	3,756	2001	10/03
South Towne Crossing Burleson, TX	8,818	1,600	9,391	2,050	1,600	11,441	13,041	1,790	2005	06/06
Southgate Plaza Heath, OH	4,163	2,200	9,229	38	2,200	9,267	11,467	1,975	1998-2002	03/05
Southlake Town Square I – VII(b) Southlake, TX	149,054	41,490	187,354	17,208	41,490	204,562	246,052	35,788	1998-2004 & 2007	12/04, 5/07, 9/08 & 3/09
Southpark Meadows II(a) Austin, TX	—	25,000	57,865	36,500	25,000	94,365	119,365	10,747	2006-2007	03/07
Southwest Crossing Fort Worth, TX	14,691	4,750	19,679	145	4,750	19,824	24,574	4,051	1999	06/05
Stanley Works/Mac Tools(a) Westerville, OH	—	1,900	7,624	—	1,900	7,624	9,524	1,579	2004	01/05
Stateline Station Kansas City, MO	17,600	6,500	23,780	(14,998)	3,829	11,453	15,282	986	2003-2004	03/05
Stilesboro Oaks Acworth, GA	5,313	2,200	9,426	(45)	2,200	9,381	11,581	2,064	1997	12/04
Stonebridge Plaza McKinney, TX	4,278	1,000	5,783	60	1,000	5,843	6,843	1,170	1997	08/05
Stony Creek I Noblesville, IN	8,921	6,735	17,564	(212)	6,735	17,352	24,087	4,711	2003	12/03
Stony Creek II Noblesville, IN	4,279	1,900	5,106	22	1,900	5,128	7,028	968	2005	11/05
Stop & Shop Beekman, NY	7,349	2,650	11,491	6	2,650	11,497	14,147	2,173	Renov: 2005	11/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Target South Center Austin, TX	5,690	2,300	8,760	80	2,300	8,840	11,140	1,677	1999	11/05
Tim Horton Donut Shop Canandaigua, NY	—	212	30	—	212	30	242	10	2004	11/05
Tollgate Marketplace Bel Air, MD	43,633	8,700	61,247	312	8,700	61,559	70,259	14,279	1979/1994	07/04
Town Square Plaza Pottstown, PA	18,715	9,700	18,264	1,469	9,700	19,733	29,433	3,602	2004	12/05
Towson Circle Towson, MD	12,772	9,050	17,840	1,295	9,050	19,135	28,185	4,391	1998	07/04
Traveler’s Office Building Knoxville, TN	4,865	650	7,001	822	1,079	7,394	8,473	1,285	2005	01/06
Trenton Crossing McAllen, TX	16,951	8,180	19,262	3,065	8,180	22,327	30,507	4,598	2003	02/05
University Square University Heights, OH	29,965	1,770	48,068	(42,255)	986	6,597	7,583	171	2003	05/05
University Town Center Tuscaloosa, AL	4,659	—	9,557	69	—	9,626	9,626	2,146	2002	11/04
Vail Ranch Plaza Temecula, CA	11,263	6,200	16,275	(4)	6,200	16,271	22,471	3,384	2004-2005	04/05
The Village at Quail Springs Oklahoma City, OK	5,452	3,335	7,766	46	3,335	7,812	11,147	1,677	2003-2004	02/05
Village Shoppes at Gainesville Gainsville, GA	25,148	4,450	36,592	727	4,450	37,319	41,769	7,175	2004	09/05
Village Shoppes at Simonton Lawrenceville, GA	3,525	2,200	10,874	(222)	2,200	10,652	12,852	2,522	2004	08/04
Walgreens Northwoods, MO	3,129	450	5,074	—	450	5,074	5,524	1,021	2000	04/05
Walgreens West Allis, WI	2,294	550	3,580	—	550	3,580	4,130	754	1999	04/05
Wal-Mart Supercenter(a) Blytheville, AR	—	1,756	10,914	—	1,756	10,914	12,670	2,567	1999	07/04
Walter’s Crossing Tampa, FL	20,626	14,500	16,914	(4)	14,500	16,910	31,410	2,929	2005	07/06
Watauga Pavillion Watuaga, TX	14,500	5,185	27,504	83	5,185	27,587	32,772	6,706	2003-2004	05/04
West Town Market Fort Mill, SC	5,458	1,170	10,488	(35)	1,170	10,453	11,623	2,104	2004	06/05

		Initial Cost(A)			Gross amount carried at end of period
Property Name	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis(C)	Land and Improvements	Buildings and Improvements(D)	Total (B)(D)	Accumulated Depreciation(E)	Date Constructed	Date Acquired
Wickes Murrieta, CA	5,433	3,200	5,530	(5,227)	3,200	303	3,503	28	2005	10/05
Wilton Square Saratoga Springs, NY	28,560	8,200	35,538	13	8,200	35,551	43,751	7,060	2000	07/05
Winchester Commons Memphis, TN	5,948	4,400	7,471	(29)	4,400	7,442	11,842	1,688	1999	11/04
Wrangler El Paso, TX	11,300	1,219	16,251	3	1,219	16,254	17,473	3,824	1993	07/04
Zurich Towers Schaumburg, IL	74,186	7,900	137,096	13	7,900	137,109	145,009	28,442	1986- 1990	11/04

	3,367,205	1,366,859	5,036,858	129,991	1,348,538	5,185,170	6,533,708	1,029,360
Development Properties
Bellevue Mall Nashville, TN	—	3,056	—	—	3,056	—	3,056	—
Green Valley Henderson, NV	—	—	—	104	—	104	104	2
Lake Mead Crossing Henderson, NV	—	17,795	49,924	994	17,795	50,918	68,713	2,864
Parkway Towne Crossing Frisco, TX	—	5,494	19,607	2,838	5,494	22,445	27,939	2,486
Wheatland Towne Crossing Dallas, TX	—	272	355	—	272	355	627	57

Subtotal Development Properties	—	26,617	69,886	3,936	26,617	73,822	100,439	5,409
Development in Progress	86,768	38,804	48,291	—	38,804	48,291	87,095	—

Total Investment Properties	$3,453,973	$1,432,280	$5,155,035	$133,927	1,413,959	$5,307,283	$6,721,242	$1,034,769

(a)	This property is secured as collateral under the Company’s line of credit agreement.
(b)	A portion of this property is secured as collateral under the Company’s line of credit agreement.

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

Notes:

(A)	The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(B)	The aggregate cost of real estate owned at December 31, 2010 for Federal income tax purposes was approximately $6,791,738 (unaudited).
(C)	Adjustments to basis include payments received under master lease agreements as well as additional tangible costs associated with the investment properties, including any earnout of tenant space.
(D)	Reconciliation of real estate owned:

	2010	2009	2008
Balance at January 1	$6,969,951	$7,365,167	$7,275,107
Purchase of investment property	58	25,195	215,228
Sale of investment property	(255,764)	(313,062)	—
Property held for sale	—	(41,689)	(54,839)
Provision for asset impairment	(32,318)	(101,543)	(98,915)
Payments received under master leases	(789)	(1,231)	(3,067)
Acquired in-place lease intangibles	45,551	40,868	27,507
Acquired above market lease intangibles	3,171	4,689	5,270
Acquired below market lease intangibles	(8,618)	(8,443)	(1,124)

Balance at December 31	$6,721,242	$6,969,951	$7,365,167

(E)	Reconciliation of accumulated depreciation:

	2010	2009	2008
Balance at January 1	$866,169	$733,661	$547,953
Depreciation expense	212,832	218,029	251,665
Sale of investment property	(22,653)	(35,006)	—
Property held for sale	—	(112)	(6,108)
Provision for asset impairment	(8,071)	(38,553)	(16,765)
Write offs due to early lease termination	(11,568)	(11,850)	(43,084)
Other disposals	(1,940)	—	—

Balance at December 31	$1,034,769	$866,169	$733,661

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER]

                 Shares

Inland Western Retail Real Estate Trust, Inc.

Class A Common Stock

P R O S P E C T U S

J.P. Morgan	Citi	Deutsche Bank Securities	KeyBanc Capital Markets

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC Registration Fee		$40,635
NYSE Listing Fee		*
FINRA Fee		$35,500
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Director and Officer Liability Insurance Premium		*
Other Fees and Expenses		*
Total	$	*

*	To be completed by amendment.

ITEM 32.	SALES TO SPECIAL PARTIES.

None.

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our charter contains a provision permitted under the Maryland General Corporation Law that eliminates each director’s and officer’s personal liability to us or our shareholders for monetary damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, to the maximum extent permitted under the Maryland General Corporation Law, our charter authorizes us to obligate us and our bylaws require us, to indemnify our directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. These rights are contract rights fully enforceable by each beneficiary of those rights, and are in addition to, and not exclusive of, any other right to indemnification. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriter, and the underwriter is indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

None of the net proceeds will be credited to an account other than the appropriate capital share account.

ITEM 36.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements. See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1	Fifth Articles of Amendment and Restatement of Registrant (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 15, 2010).

3.2*	Sixth Articles of Amendment and Restatement of the Registrant

3.3*	Amendment to Sixth Articles of Amendment and Restatement of the Registrant

3.4	Fourth Amended and Restated Bylaws of the Registrant (Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on October 15, 2010).

3.5*	Fifth Amended and Restated Bylaws of the Registrant

4.1*	Specimen Certificate for the Shares

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1	Second Amended and Restated Independent Director Stock Option Plan of the Registrant (Incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 26, 2010).

10.2	2008 Long-Term Equity Compensation Plan established May 13, 2008 of the Registrant (Incorporated herein by reference to Exhibit 10.575 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 31, 2009).

10.3	Indemnification Agreements by and between Inland Western Retail Real Estate Trust , Inc. and its directors and named executive officers (Incorporated herein by reference to Exhibits 10.6 A-F, and H-I to the Registrant’s Annual Report / Amended on Form 10-K/A for the year ended December 31, 2006 filed on April 27, 2007 and Exhibits 10.561 – 10.563, 10.567, 10.569 – 10.571 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 31, 2008).

10.4	Amended and Restated Credit Agreement dated as of February 4, 2011 among Inland Western Retail Real Estate Trust, Inc. as Borrower and KeyBank National Association as Administrative Agent, KeyBanc Capital Markets Inc. as Co-Lead Arranger and Joint Book Manager, and JPMorgan Chase Bank, N.A. as Syndication Agent and JPMorgan Securities LLC as Co-Lead Arranger and Joint Book Manager and Citibank, N.A. as Co-Documentation Agent, Deutsche Bank Securities Inc. as Co-Documentation Agent and RBC Capital Markets as Co-Documentation Agent and Certain Lenders from time to time parties hereto, as Lenders (Incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 23, 2011).

10.5	Loan Agreement dated as of December 1, 2009 by and among Colesville One, LLC, JPMorgan Chase Bank, N.A. and certain subsidiaries of the Registrant (Incorporated herein by reference to Exhibit 10.587 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

10.6	Senior Mezzanine Loan Agreement dated as of December 1, 2009 by and among IW Mezz 2009, LLC and JPMorgan Chase Bank, N.A. (Incorporated herein by reference to Exhibit 10.588 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

Exhibit Number	Exhibit Description

10.7	Junior Mezzanine Loan Agreement dated as of December 1, 2009 by and among IW Mezz 2 2009, LLC and JPMorgan Chase Bank, N.A. (Incorporated herein by reference to Exhibit 10.589 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

10.8	Operating Agreement of IW JV 2009, LLC dated as of December 1, 2009 by and between the Registrant and Inland Equity Investors, LLC (Incorporated herein by reference to Exhibit 10.590 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 26, 2010).

10.9	First Amendment to the Operating Agreement of IW JV 2009, LLC dated as of December 1, 2009, by and between Inland Western Retail Real Estate Trust, Inc. and Inland Equity Investors, LLC (Incorporated herein by reference to Exhibit 99.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and filed on May 12, 2010).

10.10**	Closing Agreement dated as of June 17, 2011 by and between Inland Western Retail Real Estate Trust, Inland Real Estate Investment Corporation and the Commissioner of the Internal Revenue Service.

21.1	List of Subsidiaries of Registrant (Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 23, 2011).

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of KPMG LLP

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 8.1)

23.5†	Consent of Rosen Consulting Group

24.1†	Power of Attorney (included on the signature page to the Registration Statement filed with the Securities and Exchange Commission on February 14, 2011)

*	To be filed by amendment.
**	Filed herewith.
†	Previously filed.

ITEM 37.	UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on this 25th day of July, 2011.

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

By:	/s/ STEVEN P. GRIMES
Steven P. Grimes President, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN P. GRIMES Steven P. Grimes	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director	July 25, 2011

/s/ JAMES W. KLEIFGES James W. Kleifges	Chief Accounting Officer	July 25, 2011

* Gerald M. Gorski	Director and Chairman of the Board	July 25, 2011

* Kenneth H. Beard	Director	July 25, 2011

* Frank A. Catalano, Jr.	Director	July 25, 2011

* Paul R. Gauvreau	Director	July 25, 2011

* Brenda G. Gujral	Director	July 25, 2011

* Richard P. Imperiale	Director	July 25, 2011

* Kenneth E. Masick	Director	July 25, 2011

* Barbara A. Murphy	Director	July 25, 2011

By:	/S/ STEVEN P. GRIMES
Steven P. Grimes
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1	Fifth Articles of Amendment and Restatement of Registrant (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 15, 2010).

3.2*	Sixth Articles of Amendment and Restatement of the Registrant

3.3*	Amendment to Sixth Articles of Amendment and Restatement of the Registrant

3.4	Fourth Amended and Restated Bylaws of the Registrant (Incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on October 15, 2010).

3.5*	Fifth Amended and Restated Bylaws of the Registrant

4.1*	Specimen Certificate for the Shares

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1	Second Amended and Restated Independent Director Stock Option Plan of the Registrant (Incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 26, 2010).

10.2	2008 Long-Term Equity Compensation Plan Established May 13, 2008 of the Registrant (Incorporated herein by reference to Exhibit 10.575 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 31, 2009).

10.3	Indemnification Agreements by and between Inland Western Retail Real Estate Trust , Inc. and its directors and named executive officers (Incorporated herein by reference to Exhibits 10.6 A-F, and H-I to the Registrant’s Annual Report / Amended on Form 10-K/A for the year ended December 31, 2006 filed on April 27, 2007 and Exhibits 10.561 – 10.563, 10.567, 10.569 – 10.571 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 31, 2008).

10.4	Amended and Restated Credit Agreement dated as of February 4, 2011 among Inland Western Retail Real Estate Trust, Inc. as Borrower and KeyBank National Association as Administrative Agent, KeyBanc Capital Markets Inc. as Co-Lead Arranger and Joint Book Manager, and JPMorgan Chase Bank, N.A. as Syndication Agent and JPMorgan Securities LLC as Co-Lead Arranger and Joint Book Manager and Citibank, N.A. as Co-Documentation Agent, Deutsche Bank Securities Inc. as Co-Documentation Agent and RBC Capital Markets as Co-Documentation Agent and Certain Lenders from time to time parties hereto, as Lenders (Incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 23, 2011).

10.5	Loan Agreement dated as of December 1, 2009 by and among Colesville One, LLC, JPMorgan Chase Bank, N.A. and certain subsidiaries of the Registrant (Incorporated herein by reference to Exhibit 10.587 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

10.6	Senior Mezzanine Loan Agreement dated as of December 1, 2009 by and among IW Mezz 2009, LLC and JPMorgan Chase Bank, N.A. (Incorporated herein by reference to Exhibit 10.588 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

10.7	Junior Mezzanine Loan Agreement dated as of December 1, 2009 by and among IW Mezz 2 2009, LLC and JPMorgan Chase Bank, N.A. (Incorporated herein by reference to Exhibit 10.589 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on March 5, 2010).

Exhibit Number	Exhibit Description

10.8	Operating Agreement of IW JV 2009, LLC dated as of December 1, 2009 by and between the Registrant and Inland Equity Investors, LLC (Incorporated herein by reference to Exhibit 10.590 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 26, 2010).

10.9	First Amendment to the Operating Agreement of IW JV 2009, LLC dated as of December 1, 2009, by and between Inland Western Retail Real Estate Trust, Inc. and Inland Equity Investors, LLC (Incorporated herein by reference to Exhibit 99.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010).

10.10**	Closing Agreement dated as of June 17, 2011 by and between Inland Western Retail Real Estate Trust, Inland Real Estate Investment Corporation and the Commissioner of the Internal Revenue Service.

21.1	List of Subsidiaries of Registrant (Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 23, 2011.

23.1**	Consent of Deloitte & Touche LLP

23.2**	Consent of KPMG LLP

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 8.1)

23.5†	Consent of Rosen Consulting Group

24.1†	Power of Attorney (included on the signature page to the Registration Statement filed with the Securities and Exchange Commission on February 14, 2011)

*	To be filed by amendment.
**	Filed herewith.
†	Previously filed.